 Filed pursuant to Rule 424(b)(3)

Registration No. 333-268455

PROSPECTUS/OFFER TO EXCHANGE

OPAL FUELS INC.

Offer to Exchange Warrants to Acquire Shares of Class A Common Stock
of
OPAL Fuels Inc.
for
Shares of Class A Common Stock
of
OPAL Fuels Inc.
and
Consent Solicitation

THE OFFER PERIOD (AS DEFINED BELOW) AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., EASTERN TIME, ON DECEMBER 16, 2022, OR SUCH LATER TIME AND DATE TO WHICH WE MAY EXTEND.

Terms of the Offer and Consent Solicitation

Until the Expiration Date (as defined below), we are offering to the holders of our outstanding warrants (collectively, the “warrants”) to purchase shares of Class A common stock, par value $0.0001 per share (“Class A common stock”), of OPAL Fuels Inc., a Delaware corporation (the “Company”), the opportunity to receive 0.250 shares of Class A common stock in exchange for each of our outstanding warrants tendered by the holder and exchanged pursuant to the offer (the “Offer”).

The Offer is being made to all holders of our warrants, including the public warrants and the private placement warrants (each as defined below). The warrants are governed by the warrant agreement, dated as of March 22, 2021 (the “Warrant Agreement”), by and between the Company (as successor to ArcLight Clean Transition Corp. II, our predecessor and a Cayman Islands exempted company (“Arclight”)) and Continental Stock Transfer & Trust Company, as warrant agent. Our Class A common stock and public warrants are listed on The Nasdaq Capital Market (the “Nasdaq”) under the symbols “OPAL” and “OPALW,” respectively. As of November 16, 2022, a total of 15,446,494 warrants were outstanding, consisting of 6,223,233 public warrants and 9,223,261 private placement warrants. Pursuant to the Offer, we are offering up to an aggregate of 3,861,623 shares of our Class A common stock in exchange for the public warrants and private placement warrants.

Each warrant holder whose warrants are exchanged pursuant to the Offer will receive 0.250 shares of our Class A common stock for each warrant tendered by such holder and exchanged. No fractional shares of Class A common stock will be issued pursuant to the Offer. In lieu of issuing fractional shares, any holder of warrants who would otherwise have been entitled to receive fractional shares pursuant to the Offer will, after aggregating all such fractional shares of such holder, be paid in cash (without interest) in an amount equal to such fractional part of a share multiplied by the last sale price of our Class A common stock on the Nasdaq on the last trading day of the Offer Period, less any applicable withholding taxes. Our obligation to complete the Offer is not conditioned on the receipt of a minimum number of tendered warrants.

Concurrently with the Offer, we are also soliciting consents (the “Consent Solicitation”) from holders of the warrants to amend the Warrant Agreement (such amendment, the “Warrant Amendment”), which amendment will govern all of the warrants, to permit the Company to require that each warrant that is outstanding upon the closing of the Offer be exchanged for 0.225 shares of Class A common stock, which is a ratio 10% less than the exchange ratio applicable to the Offer. Pursuant to the terms of the Warrant Agreement, all except certain specified modifications or amendments require the vote or written consent of holders of at least 65% of each of (i) the outstanding public warrants and (ii) the outstanding private placement warrants.

Parties representing approximately 53.3% of our outstanding public warrants and approximately 100% of our outstanding private placement warrants have agreed to tender their public warrants and private placement warrants (as applicable) in the Offer and to consent to the Warrant Amendment in the Consent Solicitation pursuant to a tender and support agreement (the “Tender and Support Agreement”). Accordingly, if holders of an additional approximately 11.7% of our outstanding public warrants consent to the Warrant Amendment in the Consent Solicitation, and the other conditions described herein are satisfied or waived, then the Warrant Amendment will be adopted. For additional detail regarding the Tender and Support Agreement, see “Market Information, Dividends, and Related Stockholder Matters—Transactions and Agreements Concerning Our Securities—Tender and Support Agreement.”

You may not consent to the Warrant Amendment without tendering your warrants in the Offer, and you may not tender such warrants without consenting to the Warrant Amendment. The consent to the Warrant Amendment is a part of the Letter of Transmittal and Consent (as defined below) relating to the warrants, and, therefore, by tendering your warrants for exchange you will be delivering to us your consent. You may revoke your consent at any time prior to the Expiration Date by withdrawing the warrants you have tendered in the Offer.

The Offer and Consent Solicitation is made solely upon the terms and conditions in this prospectus/offer to exchange (this “Prospectus/Offer to Exchange”) and in the related letter of transmittal and consent (as it may be supplemented and amended from time to time, the “Letter of Transmittal and Consent”). The Offer and Consent Solicitation will be open until 11:59 p.m., Eastern Time, on December 16, 2022, or such later time and date to which we may extend the Offer and Consent Solicitation (the period during which the Offer and Consent Solicitation is open, giving effect to any withdrawal or extension, is referred to as the “Offer Period,” and the date and time at which the Offer Period ends is referred to as the “Expiration Date”). The Offer and Consent Solicitation is not made to those holders who reside in states or other jurisdictions where an offer, solicitation, or sale would be unlawful.

We may withdraw the Offer and Consent Solicitation only if the conditions to the Offer and Consent Solicitation are not satisfied or waived prior to the Expiration Date. Promptly upon any such withdrawal, we will return the tendered warrants to the holders (and the related consent to the Warrant Amendment will be revoked).

You may tender some or all of your warrants into the Offer. If you elect to tender warrants in response to the Offer and Consent Solicitation, please follow the instructions in this Prospectus/Offer to Exchange and the related documents, including the Letter of Transmittal and Consent. If you tender warrants, you may withdraw your tendered warrants at any time before the Expiration Date and retain them on their current terms, or amended terms if the Warrant Amendment is approved, by following the instructions in this Prospectus/Offer to Exchange. In addition, tendered warrants that are not accepted by us for exchange by December 16, 2022 may thereafter be withdrawn by you until such time as the warrants are accepted by us for exchange. If you withdraw the tender of your warrants, your related consent to the Warrant Amendment will be withdrawn as a result.

Warrants not exchanged for shares of our Class A common stock pursuant to the Offer will remain outstanding subject to their current terms, or amended terms if the Warrant Amendment is approved. We reserve the right to redeem any of the warrants, as applicable, pursuant to their current terms at any time, including prior to the completion of the Offer and Consent Solicitation, and, if the Warrant Amendment is approved, we intend to require the exchange of all outstanding warrants to shares of Class A common stock as provided in the Warrant Amendment. Our public warrants are currently listed on the Nasdaq under the symbol “OPALW”; however, our public warrants may be delisted if, following the completion of the Offer and Consent Solicitation, the extent of public distribution or the aggregate market value of outstanding warrants has become so reduced as to make further listing inadvisable or unavailable.

The Offer and Consent Solicitation is conditioned upon the effectiveness of a registration statement on Form S-4 that we filed with the U.S. Securities and Exchange Commission (the “SEC”) regarding the shares of Class A common stock issuable upon exchange of the warrants pursuant to the Offer. This Prospectus/Offer to Exchange forms a part of the registration statement.

Our board of directors has approved the Offer and Consent Solicitation. However, neither we nor any of our management, our board of directors, or the information agent, the exchange agent, or the dealer manager for the Offer and Consent Solicitation is making any recommendation as to whether holders of warrants should tender warrants for exchange in the Offer and consent to the Warrant Amendment in the Consent Solicitation. Each holder of a warrant must make its own decision as to whether to exchange some or all of its warrants and consent to the Warrant Amendment.

All questions concerning the terms of the Offer and Consent Solicitation should be directed to the dealer manager:

BofA Securities, Inc.
One Bryant Park
New York, New York 10036

All questions concerning exchange procedures and requests for additional copies of this Prospectus/Offer to Exchange, the Letter of Transmittal and Consent, or the Notice of Guaranteed Delivery should be directed to the information agent:

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, New York 10005
Banks and Brokers call: (212) 269-5550
Call Toll Free: (800) 549-6864
Email: opal@dfking.com

We will amend our offering materials, including this Prospectus/Offer to Exchange, to the extent required by applicable securities laws to disclose any material changes to information previously published, sent, or given to warrant holders.

The securities offered by this Prospectus/Offer to Exchange involve risks. Before participating in the Offer and consenting to the Warrant Amendment, you are urged to read carefully the section entitled “Risk Factors” beginning on page 8 of this Prospectus/Offer to Exchange.

Neither the SEC nor any state securities commission or any other regulatory body has approved or disapproved of these securities or determined if this Prospectus/Offer to Exchange is truthful or complete. Any representation to the contrary is a criminal offense.

Through the Offer, we are soliciting your consent to the Warrant Amendment. By tendering your warrants, you will be delivering your consent to the proposed Warrant Amendment, which consent will be effective upon our acceptance of such warrants for exchange.

The dealer manager for the Offer and Consent Solicitation is:

BofA Securities

This Prospectus/Offer to Exchange is dated December 15, 2022.

i

ABOUT THIS PROSPECTUS/OFFER TO EXCHANGE

This Prospectus/Offer to Exchange is a part of the registration statement that we filed on Form S-4 with the SEC. You should read this Prospectus/Offer to Exchange, including the detailed information regarding the Company and our Class A common stock and warrants and the financial statements and the notes included herein, as well as any applicable prospectus supplement.

We have not authorized anyone to provide you with information different from that contained in this Prospectus/Offer to Exchange. We and the dealer manager take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. You should not assume that the information in this Prospectus/Offer to Exchange or any prospectus supplement is accurate as of any date other than the date on the front of those documents. You should not consider this Prospectus/Offer to Exchange to be an offer or solicitation relating to the securities in any jurisdiction in which such an offer or solicitation relating to the securities is not authorized. Furthermore, you should not consider this Prospectus/Offer to Exchange to be an offer or solicitation relating to the securities offered hereby if the person making the offer or solicitation is not qualified to do so, or if it is unlawful for you to receive such an offer or solicitation.

We are making the Offer to all warrant holders except those holders who reside in states or other jurisdictions where an offer, solicitation, or sale would be unlawful (or would require further action in order to comply with applicable securities laws).

TRADEMARKS

This document contains references to trademarks and service marks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this Prospectus/Offer to Exchange may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

SELECTED DEFINITIONS

When used in this Prospectus/Offer to Exchange, unless the context otherwise requires:

“ArcLight” refers to ArcLight Clean Transaction Corp. II, a blank check company incorporated as a Cayman Islands exempt company, and our previous name prior to the closing of the Business Combination.

“Ares” refers to ARCC Beacon LLC, a Delaware limited liability company.

“BCA” or “Business Combination Agreement” refers to the Business Combination Agreement dated as of December 2, 2021 (as the same has been or may be amended, modified, supplemented or waived from time to time), by and among ArcLight, Opco and OPAL Holdco.

“Business Combination” refers to the transaction contemplated by the BCA.

“Bylaws” refers to the bylaws of OPAL.

“Charter” refers to the certificate of incorporation of OPAL.

“Class A common stock” refers to the shares of Class A common stock, par value $0.0001 per share, of OPAL.

“Class B common stock” refers to the shares of Class B common stock, par value $0.0001 per share, of OPAL.

“Class C common stock” refers to the shares of Class C common stock, par value $0.0001 per share, of OPAL.

“Class D common stock” refers to the shares of Class D common stock, par value $0.0001 per share, of OPAL.

“Class A Units” refers to the Class A Units as defined in the Second A&R LLC Agreement.

“Class B Units” refers to the Class B Units as defined in the Second A&R LLC Agreement.

“Common Stock” refers to the collective shares of Class A common stock, Class B common stock, Class C common stock and Class D common stock.

“Company”, “we”, “our”, “us” or similar terms refers to OPAL Fuels Inc. individually or on a consolidated basis, as the context may require.

“Exchange Act” refers to the Securities Exchange Act of 1934, as amended.

“Fortistar” refers to Fortistar LLC, a Delaware limited liability company.

“Fueling Stations” refers to facilities where (i) natural gas is dispensed into fuel tanks of vehicles for use as transportation fuel, and (ii) transactional data from the dispensing of the fuel is recorded so that Environmental Attributes can be subsequently reported, matched with the dispensed fuel to the extent sourced from RNG, and generated under the federal or state RFS or LCFS programs and other current and potential future programs aimed at providing support for RNG into the transportation market. At the Fueling Stations, the natural gas is pressurized using compressor systems and, in this state, is referred to as CNG (as defined below). Because Environmental Attributes associated with RNG are nominated/assigned to the physical quantity of CNG dispensed at the Fueling Station, when the CNG is dispensed into to fuel tanks for use as transportation fuel and subsequently reported to the EPA and/or state environmental agency and matched with the production of RNG, the respective RINs and LCFS credits are generated. Some of these stations are designed, developed, constructed, operated and maintained by us while others are third party stations where we may only provide maintenance services.

“Hillman” refers to Hillman RNG Investments, LLC, a Delaware limited liability company.

“Investment Company Act” refers to the Investment Company Act of 1940, as amended.

“Investor Rights Agreement” refers to the Investor Rights Agreement, dated July 21, 2022, by and among OPAL Fuels Inc., each of the Sellers named therein, the Sponsor and the Sponsor Principals as included in Exhibit 10.7 to the Current Report on Form 8-K, filed with the SEC on July 27, 2021, as the same may be amended, modified, supplemented or waived from time to time in accordance with its terms.

“IPO” refers to ArcLight’s initial public offering of its Class A ordinary shares and ArcLight Public Warrants pursuant to the IPO Registration Statement and completed on March 25, 2021.

“IPO Registration Statement” refers to ArcLight’s registration statement on Form S-1, filed with the SEC (File No. 333-252730), on March 22, 2021.

“Meteora” refers to Meteora Capital Partners and its affiliates.

“Nasdaq” refers to the Nasdaq Capital Market.

“NextEra” refers to Mendocino Capital, LLC, a Delaware limited liability company.

“OPAL” and “OPAL Fuels” refers to OPAL Fuels Inc., a Delaware corporation.

“our Board” refers to our board of directors.

“OPAL Holdco” refers to OPAL Holdco LLC, a Delaware limited liability.

“OPAL Preferred Stock” refers to our shares of preferred stock, par value $0.0001 per share.

“Private Placement Warrants” refers to the 9,223,261 redeemable warrants that were exchanged for the ArcLight Private Placement Warrants in connection with the closing of the Business Combination, entitling the holder thereof to purchase Class A common stock.

“Public Warrants” refers to the 6,223,233 redeemable warrants exchanged for the ArcLight Public Warrants in connection with the closing of the Business Combination, entitling the holder thereof to purchase Class A common stock.

“Warrants” refers collectively to the Private Placement Warrants together with the Public Warrants.

“Opco” refers to OPAL Fuels LLC, a Delaware limited liability company.

“Opco Common Equityholders” refers to OPAL Holdco and Hillman.

“Opco Common Units” refers to the Class B Units resulting from the re-classification of the collective Opco common units existing immediately prior to the closing of the Business Combination.

“Series A Preferred Units” refers to the 1,000,000 Series A preferred units of Opco held by NextEra.

“Series A-1 Preferred Units” refers to the 300,000 Series A-1 preferred units of Opco held by Hillman.

“Organizational Documents” refers to the Charter and the Bylaws;

“Person” means an individual, partnership, corporation, limited liability company, joint stock company, unincorporated organization or association, trust, joint venture or other similar entity, whether or not a legal entity.

“PIPE Investment” refers to the PIPE Investors that purchased a total of 11,080,600 shares of Class A common stock in connection with the closing of the Business Combination at a cash purchase price of $10.00 per share pursuant to the Subscription Agreements.

“PIPE Investors” refers, collectively, to the institutional and accredited investors that entered into Subscription Agreements with ArcLight.

“Sarbanes-Oxley Act” refers to the Sarbanes-Oxley Act of 2002.

“SEC” refers to the U.S. Securities and Exchange Commission.

“Second A&R LLC Agreement” refers to the Second Amended and Restated Limited Liability Company Agreement of Opco.

“Securities Act” refers to the Securities Act of 1933, as amended.

“Sponsor” refers to ArcLight CTC Holdings II, L.P., a Delaware limited partnership.

“Subscription Agreements” refer to the subscription agreements (as amended from time to time) that ArcLight entered into in connection with the Business Combination Agreement, each dated as of December 2, 2021.

“Tax Receivable Agreement” refers to the Tax Receivable Agreement, dated July 21, 2022, by and among OPAL Fuels Inc, Opal Holdco LLC and the Tax Receivable Agreement Parties named therein as included in Exhibit 10.6 to the Current Report on Form 8-K, filed with the SEC on July 29, 2021, as the same may be amended, modified, supplemented or waived from time to time in accordance with its terms.

In addition, the following is a glossary of key industry terms used herein:

“Advanced Clean Trucks Regulation” refers to the rules adopted by the California Air Resources Board on June 25, 2020 requiring the sale of zero-emission heavy-duty trucks.

“ADG” refers to anaerobic digester gas.

“Biogas Conversion Projects” refers to projects derived from the recovery and processing of biogas from landfills and other non-fossil fuel sources, such as livestock and dairy farms, for beneficial use as a replacement to fossil fuels.

“BOD” refers to biochemical oxygen demand.

“Btu” refers to British thermal units.

“CARB” refers to the California Air Resources Board.

“CO₂” refers to carbon dioxide.

“CNG” refers to compressed natural gas.

“CI” refers to carbon intensity.

“D3” refers to cellulosic biofuel with a 60% GHG reduction requirement.

“EHS” refers to environment, health and safety.

“EISA” refers to Energy Independence and Security Act of 2007.

“EPA” refers to the U.S. Environmental Protection Agency.

“EPACT 2005” refers to the Energy Policy Act of 2005.

“Environmental Attributes” refer to federal, state and local government incentives in the United States, provided in the form of RINs, RECs, LCFS credits, rebates, tax credits and other incentives to end users, distributors, system integrators and manufacturers of renewable energy projects, that promote the use of renewable energy.

“FERC” refers to the U.S. Federal Energy Regulatory Commission.

“GHG” refers to greenhouse gases.

“ISOs” refers to Independent System Operators.

“LCFS” refers to Low Carbon Fuel Standard or similar types of federal and state programs.

“LFG” refers to landfill gas.

v

“MBR Authority” refers to (a) authorization by FERC pursuant to the Federal Power Act to sell electric energy, capacity and/or ancillary services at market-based rates, (b) acceptance by FERC of a tariff providing for such sales, and (c) granting by FERC of such regulatory waivers and blanket authorizations as are customarily granted by FERC to holders of market-based rate authority, including blanket authorization under section 204 of the Federal Power Act to issue securities and assume liabilities.

“Obligated Parties” means refiners or importers of gasoline or diesel fuel under the RFS program.

“QFs” refers to qualifying small power production facilities under the Federal Power Act and the Public Utility Regulatory Policies Act of 1978, as amended.

“RECs” refers to Renewable Energy Credits.

“Renewable Power” refers to electricity generated from renewable sources.

“RFS” refers to the EPA’s Renewable Fuel Standard.

“RINs” refers to Renewable Identification Numbers.

“RNG” refers to renewable natural gas.

“RPS” refers to Renewable Portfolio Standards.

“RTOs” refers to Regional Transmission Organizations.

“RVOs” refers to renewable volume obligations.

“September 2020 Executive Order” refers to Executive Order N-79-20 issued by the Governor of the State of California in September 2020.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Certain statements made in this Prospectus/Offer to Exchange are “forward-looking statements.” Words such as “estimates,” “projected,” “expects,” “estimated,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “would,” “future,” “propose,” “target,” “goal,” “objective,” “outlook” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside our control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include:

●	the failure to realize the benefits of the Business Combination, which may be affected by, among other things, competition, our ability to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees;

●	our success in retaining or recruiting, our principal officers, key employees or directors;

●	intense competition and competitive pressures from other companies in the industry in which we operate;

●	increased costs of, or delays in obtaining, key components or labor for the construction and completion of LFG and livestock waste projects that generate electricity and renewable natural gas (“RNG”) and compressed natural gas (“CNG”) and hydrogen dispensing stations;

●	factors relating to our business, operations and financial performance, including market conditions and global and economic factors beyond our control;

●	macroeconomic conditions related to the global COVID-19 pandemic;

●	the reduction or elimination of government economic incentives to the renewable energy market;

●	factors associated with companies, such as us, that are engaged in the production and integration of RNG, including (i) anticipated trends, growth rates and challenges in those businesses and in the markets in which they operate (ii) contractual arrangements with, and the cooperation of, landfill and livestock biogas conversion project site owners and operators and operators, on which we operate our LFG and livestock waste projects that generate electricity and (iii) RNG prices for Environmental Attributes, LCFS credits and other incentives;

●	the ability to identify, acquire, develop and operate renewable projects and Fueling Stations;

●	our ability to issue equity or equity-linked securities or obtain debt financing;

●	the demand for renewable energy not being sustained;

●	impacts of climate change, changing weather patterns and conditions and natural disasters;

●	the effect of legal, tax and regulatory changes; and

●	other factors detailed under the section entitled “Risk Factors.”

SUMMARY

The Offer and Consent Solicitation

This summary provides a brief overview of the key aspects of the Offer and Consent Solicitation. Because it is only a summary, it does not contain all of the detailed information contained elsewhere in this Prospectus/Offer to Exchange or included as exhibits to the registration statement that contains this Prospectus/Offer to Exchange. Accordingly, you are urged to carefully review this Prospectus/Offer to Exchange in its entirety (including all documents filed as exhibits to the registration statement that contains this Prospectus/Offer to Exchange, which exhibits may be obtained by following the procedures set forth herein in the section entitled “Where You Can Find More Information”).

Summary of the Offer and Consent Solicitation

The Company	OPAL Fuels Inc.

Warrants that Qualify for the Offer

As of November 16, 2022, we had outstanding an aggregate of 15,446,494 warrants, consisting of 6,223,233 public warrants and 9,223,261 private placement warrants, each exercisable for one share of our Class A common stock at a price of $11.50 per share, subject to adjustments pursuant to the Warrant Agreement. Pursuant to the Offer, we are offering up to an aggregate of 3,861,623 shares of our Class A common stock in exchange for all of our outstanding warrants.

Under the Warrant Agreement, we may call the public warrants for redemption at our option:

●     in whole and not in part;

●     upon a minimum of 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder;

●     at a price of $0.01 per warrant if, and only if, the last reported sales price of our Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations, and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send notice of the redemption to warrant holders; provided that there is an effective registration statement covering the shares of Class A common stock issuable upon exercise of the warrants, and a current prospectus relating thereto, available throughout the 30-day redemption period; and

●     at a price of $0.10 per warrant if, and only if, the last reported sales price of our Class A common stock equals or exceeds $10.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations, and the like) for any 20 trading days within the 30-trading day period ending on the third trading day prior to the date on which we send notice of the redemption to warrant holders.

The private placement warrants will not be redeemable by us (except as described below under “Description of Securities—Redemption of Public Warrants When the Price Per Share of Class A Common Stock Equals or Exceeds $10.00”) so long as they are held by ArcLight CTC Holdings II, L.P., a Delaware limited partnership (the “Sponsor”), members of the Sponsor, or their permitted transferees. The Sponsor or its permitted transferees have the option to exercise the private placement warrants on a cashless basis. If the private placement warrants are held by holders other than the Sponsor or its permitted transferees, the private placement warrants will be redeemable by us in all redemption scenarios and exercisable by the holders on the same basis as the public warrants. If holders of the private placement warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering his, her or its warrants for that number of shares of our Class A common stock equal to the quotient obtained by dividing (x) the product of the number of shares of our Class A common stock underlying the warrants, multiplied by the excess of the sponsor exercise fair market value (defined below) over the exercise price of the warrants by (y) the sponsor exercise fair market value.

The “sponsor exercise fair market value” will mean the average last reported sale price of the shares of our Class A common stock for the ten trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to Continental Stock Transfer & Trust Company.

The warrants expire on July 21, 2027, subject to certain terms and conditions.

Market Price of Our Common Stock	Our Class A common stock and public warrants are listed on the Nasdaq under the symbols “OPAL” and “OPALW,” respectively. See “Market Information, Dividends, and Related Stockholder Matters.”

The Offer

Each warrant holder who tenders warrants for exchange pursuant to the Offer will receive 0.250 shares of our Class A common stock for each warrant so exchanged. No fractional shares of Class A common stock will be issued pursuant to the Offer. In lieu of issuing fractional shares, any holder of warrants who otherwise would have been entitled to receive fractional shares pursuant to the Offer will, after aggregating all such fractional shares of such holder, be paid cash (without interest) in an amount equal to such fractional part of a share multiplied by the last sale price of our Class A common stock on the Nasdaq on the last trading day of the Offer Period, less any applicable withholding taxes. Our obligation to complete the Offer is not conditioned on the receipt of a minimum number of tendered warrants.

Holders of the warrants tendered for exchange will not have to pay any of the exercise price for the tendered warrants in order to receive shares of Class A common stock in the exchange.

The shares of Class A common stock issued in exchange for the tendered warrants will be unrestricted and freely transferable, as long as the holder is not an affiliate of ours and was not an affiliate of ours within the three months prior to the proposed transfer of such shares.

The Offer is being made to all warrant holders except those holders who reside in states or other jurisdictions where an offer, solicitation, or sale would be unlawful (or would require further action in order to comply with applicable securities laws).

The Consent Solicitation	In order to tender warrants in the Offer and Consent Solicitation, holders are required to consent (by executing the Letter of Transmittal and Consent or requesting that their broker or nominee consent on their behalf) to an amendment to the Warrant Agreement governing the warrants as set forth in the Warrant Amendment attached hereto as Annex A. If approved, the Warrant Amendment would permit the Company to require that all warrants that are outstanding upon the closing of the Offer be exchanged for shares of Class A common stock at a ratio of 0.225 shares of Class A common stock per warrant (a ratio which is 10% less than the exchange ratio applicable to the Offer). Upon such exchange, no warrants will remain outstanding.

Purposed of the Offer and Consent Solicitation	The purpose of the Offer and Consent Solicitation is to attempt to simplify our capital structure and reduce the potential dilutive impact of the warrants, thereby providing us with more flexibility for financing our operations in the future. See “The Offer and Consent Solicitation—Background and Purpose of the Offer and Consent Solicitation.”

Offer Period

The Offer and Consent Solicitation will expire on the Expiration Date, which is 11:59 p.m., Eastern Time, on December 16, 2022, or such later time and date to which we may extend. All warrants tendered for exchange pursuant to the Offer and Consent Solicitation, and all required related paperwork, must be received by the exchange agent by the Expiration Date, as described in this Prospectus/Offer to Exchange.

If the Offer Period is extended, we will make a public announcement of such extension by no later than 9:00 a.m., Eastern Time, on the next business day following the Expiration Date as in effect immediately prior to such extension.

We may withdraw the Offer and Consent Solicitation only if the conditions of the Offer and Consent Solicitation are not satisfied or waived prior to the Expiration Date. Promptly upon any such withdrawal, we will return the tendered warrants (and the related consent to the Warrant Amendment will be revoked). We will announce our decision to withdraw the Offer and Consent Solicitation by disseminating notice by public announcement or otherwise as permitted by applicable law. See “The Offer and Consent Solicitation—General Terms—Offer Period.”

Amendments to the Offer and Consent Solicitation	We reserve the right at any time or from time to time to amend the Offer and Consent Solicitation, including by increasing or (if the conditions to the Offer are not satisfied) decreasing the exchange ratio of Class A common stock issued for every warrant exchanged or by changing the terms of the Warrant Amendment. If we make a material change in the terms of the Offer and Consent Solicitation or the information concerning the Offer and Consent Solicitation, or if we waive a material condition of the Offer and Consent Solicitation, we will extend the Offer and Consent Solicitation to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). See “The Offer and Consent Solicitation—General Terms—Amendments to the Offer and Consent Solicitation.”

Conditions to the Offer and Consent Solicitation

The Offer is subject to customary conditions, including the effectiveness of the registration statement of which this Prospectus/Offer to Exchange forms a part and the absence of any action or proceeding, statute, rule, regulation, or order that would challenge or restrict the making or completion of the Offer. The Offer is not conditioned upon the receipt of a minimum number of tendered warrants. However, the Consent Solicitation is conditioned upon receiving the consent of holders of at least 65% of each of (i) the outstanding public warrants and (ii) the outstanding private placement warrants (which is the minimum threshold required to amend the Warrant Agreement). We may waive some of the conditions to the Offer. See “The Offer and Consent Solicitation—General Terms—Conditions to the Offer and Consent Solicitation.”

We will not complete the Offer and Consent Solicitation unless and until the registration statement described above is effective. If the registration statement is not effective at the Expiration Date, we may, in our discretion, extend, suspend, or cancel the Offer and Consent Solicitation, and will inform warrant holders of such event.

Withdrawal Rights	If you tender your warrants for exchange and change your mind, you may withdraw your tendered warrants (and thereby automatically revoke the related consent to the Warrant Amendment) at any time prior to the Expiration Date, as described in greater detail in the section titled “The Offer and Consent Solicitation—Withdrawal Rights.” If the Offer Period is extended, you may withdraw your tendered warrants (and thereby automatically revoke the related consent to the Warrant Amendment) at any time until the extended Expiration Date. In addition, tendered warrants that are not accepted by us for exchange by December 16, 2022 may thereafter be withdrawn by you until such time as the warrants are accepted by us for exchange.

Federal and State Regulatory Approvals	Other than compliance with the applicable federal and state securities laws, no federal or state regulatory requirements must be complied with and no federal or state regulatory approvals must be obtained in connection with the Offer and Consent Solicitation.

Absence of Appraisal or Dissenters’ Rights	Holders of our warrants do not have any appraisal or dissenters’ rights under applicable law in connection with the Offer and Consent Solicitation.

U.S. Federal Income Tax Consequences of the Offer

For those holders of our warrants participating in the Offer and for any holders of our warrants subsequently exchanged for Class A common stock pursuant to the terms of the Warrant Amendment, we intend to treat the exchange of warrants for our Class A common stock as a “recapitalization” within the meaning of Section 368(a)(1)(E) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). Under such treatment, (i) you should not recognize any gain or loss on the exchange of warrants for shares of Class A common stock (except to the extent of any cash payment received in lieu of a fractional share in connection with the Offer or such subsequent exchange), (ii) your aggregate tax basis in our Class A common stock received in the exchange should equal your aggregate tax basis in your warrants surrendered in the exchange (except to the extent of any tax basis allocated to a fractional share for which a cash payment is received in connection with the Offer or such subsequent exchange), and (iii) your holding period for our Class A common stock received in the exchange should include your holding period for the surrendered warrants. However, because there is a lack of direct legal authority regarding the U.S. federal income tax consequences of the exchange of our warrants for our Class A common stock, there can be no assurance in this regard and alternative characterizations are possible by the U.S. Internal Revenue Service (the “IRS”) or a court, including ones that would require U.S. Holders (as defined under “Material U.S. Federal Income Tax Consequences”) to recognize taxable income.

If the Warrant Amendment is approved, we intend to treat all warrants not exchanged for Class A common stock in the Offer as having been exchanged for “new” warrants pursuant to the Warrant Amendment and to treat such deemed exchange as a “recapitalization” within the meaning of Section 368(a)(1)(E) of the Code. Under such treatment, (i) you should not recognize any gain or loss on the deemed exchange of warrants for “new” warrants, (ii) your aggregate tax basis in the “new” warrants deemed to be received in the exchange should equal your aggregate tax basis in your existing warrants deemed surrendered in the exchange, and (iii) your holding period for the “new” warrants deemed to be received in the exchange should include your holding period for the warrants deemed surrendered. Because there is a lack of direct legal authority regarding the U.S. federal income tax consequences of a deemed exchange of warrants for “new” warrants pursuant to the Warrant Amendment, there can be no assurance in this regard and alternative characterizations by the IRS or a court are possible, including ones that would require U.S. Holders to recognize taxable income. See “Material U.S. Federal Income Tax Consequences.”

No Recommendation	Neither we nor any of our board of directors, our management, the dealer manager, the exchange agent, the information agent, or any other person makes any recommendation on whether you should tender or refrain from tendering all or any portion of your warrants or consent to the Warrant Amendment, and no one has been authorized by any of them to make such a recommendation.

Rick Factors	For risks related to the Offer and Consent Solicitation, please read the section titled “Risk Factors” beginning on page 8 of this Prospectus/Offer to Exchange.

Exchange Agent	The depositary and exchange agent for the Offer and Consent Solicitation is: Continental Stock Transfer & Trust Company 1 State Street, 30th Floor New York, New York 10004

Dealer Manager

The dealer manager for the Offer and Consent Solicitation is:

BofA Securities, Inc.

One Bryant Park

New York, New York 10036

We have other business relationships with the dealer manager, as described in “The Offer and Consent Solicitation—Dealer Manager.”

Additional Information

We recommend that our warrant holders review the registration statement on Form S-4, of which this Prospectus/Offer to Exchange forms a part, including the exhibits that we have filed with the SEC in connection with the Offer and Consent Solicitation and our other materials that we have filed with the SEC, before making a decision on whether to tender for exchange in the Offer and consent to the Warrant Amendment. All reports and other documents we have filed with the SEC can be accessed electronically on the SEC’s website at www.sec.gov.

You should direct (1) questions about the terms of the Offer and Consent Solicitation to the dealer manager at its addresses and telephone number listed above and (2) questions about the exchange procedures and requests for additional copies of this Prospectus/Offer to Exchange, the Letter of Transmittal and Consent, or Notice of Guaranteed Delivery to the information agent at the below address and phone number:

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, New York 10005
Banks and Brokers call: (212) 269-5550
Call Toll Free: (800) 549-6864
Email: opal@dfking.com

Emerging Growth Company and Smaller Reporting Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). For so long as we remain an emerging growth company, we are permitted, and currently intend, to rely on the following provisions of the JOBS Act that contain exceptions from disclosure and other requirements that otherwise are applicable to public companies and file periodic reports with the SEC. These provisions include, but are not limited to:

●	being permitted to present only two years of audited financial statements and selected financial data and only two years of related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our periodic reports and registration statements, subject to certain exceptions;

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended;

●	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements, and registration statements, including in this Prospectus/Offer to Exchange;

●	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We will remain an emerging growth company until the earliest to occur of:

●	December 31, 2026 (the last day of the fiscal year that follows the fifth anniversary of the completion of ArcLight’s initial public offering);

●	the last day of the fiscal year in which we have total annual gross revenue of at least $1.235 billion;

●	the date on which we are deemed to be a “large accelerated filer,” as defined in the Exchange Act; and

●	the date on which we have issued more than $1 billion in non-convertible debt over a three-year period.

We have elected to take advantage of certain of the reduced disclosure obligations in this Prospectus/Offer to Exchange and may elect to take advantage of other reduced reporting requirements in our future filings with the SEC. As a result, the information that we provide to our Class A stockholders may be different than what you might receive from other public reporting companies in which you hold equity interests.

We have elected to avail ourselves of the provision of the JOBS Act that permits emerging growth companies to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. As a result, we will not be subject to new or revised accounting standards at the same time as other public companies that are not emerging growth companies.

We are also a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies until the fiscal year following the determination that our voting and non-voting common stock held by non-affiliates is $250 million or more measured on the last business day of our second fiscal quarter, or our annual revenues are less than $100 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is $700 million or more measured on the last business day of our second fiscal quarter.

RISK FACTORS

In consultation with your own advisors, you should carefully consider, among other matters, the factors set forth below, as well as the other information included in this Prospectus/Offer to Exchange, before deciding whether to participate in the Offer and Consent Solicitation. If any of the risks contained in this Prospectus/Offer to Exchange develop into actual events, our business, financial condition, liquidity, results of operations, and prospects could be materially and adversely affected. Some statements in this Prospectus/Offer to Exchange, including statements in the following risk factors, constitute forward-looking statements. See the “Cautionary Note Regarding Forward Looking Statements” section in this Prospectus/Offer to Exchange.

Risks Related to Our Business

Risks Related to Our Third Party Relationships and Government Regulation of Our Business

We are dependent on contractual arrangements with, and the cooperation of, owners and operators of biogas project sites where our Biogas Conversion Projects are located for the underlying biogas rights granted to us in connection with our Biogas Conversion Projects and for access to and operations on the biogas project sites where we utilize those underlying biogas rights.

We do not own any of the landfill or livestock waste sites, which we sometimes refer to in this Prospectus/Offer to Exchange as “biogas project sites,” from which our Biogas Conversion Projects collect biogas or on which we operate and manage our Biogas Conversion Projects, and therefore we depend on contractual relationships with, and the cooperation of, the biogas conversion project site owners and operators for our operations. The invalidity of, or any default or termination under, any of our gas rights agreements, leases, easements, licenses and rights-of-way may interfere with our rights to the underlying biogas and our ability to use and operate all or a portion of certain of our Biogas Conversion Projects facilities, which may have an adverse impact on our business, financial condition and results of operations. We obtain biogas rights to utilize the biogas and the biogas project sites on which our projects operate under contractual arrangements, with the associated biogas rights generally being for fixed terms of 20 years (or more) and certain additional renewal options. The gas rights associated with our 30 projects in operation or under construction, 3 of which include Renewable Power projects that are in construction to be converted to RNG, are due to expire at varying points over the next 25 years. See “Business — Our Projects.” In addition, the biogas rights are typically specific to the right to produce electricity generated from Renewable Power or RNG; and accordingly, when we pursue conversion of a project from the production of Renewable Power to the production of RNG, which has been part of our strategy over recent periods, we must secure the associated biogas rights for the production of RNG. While we have generally been successful in renewing biogas rights and in securing the additional rights necessary in connection with conversion from production of Renewable Power to RNG on specific projects, we cannot guarantee that this success will continue in the future on commercial terms that are attractive to us or at all, and any failure to do so, or any other disruption in the relationship with any of the biogas conversion project site owners and operators from whose biogas project sites our Biogas Conversion Projects obtain biogas or for whom we operate biogas facilities, may have a material adverse effect on our business operations, financial condition and operational results.

In addition, the ownership interests in the land subject to these licenses, easements, leases and rights-of-way may be subject to mortgages securing loans or other liens (such as tax liens) and other easements, lease rights and rights-of-way of third parties (such as leases of mineral rights). As a result, certain of our Biogas Conversion Projects’ rights under these licenses, easements, leases or rights-of-way may be subject, and subordinate, to the rights of those third parties in certain instances. We may not be able to protect our operating projects against all risks of loss of our rights to use the land on which our Biogas Conversion Projects are located, and any such loss or curtailment of our rights to use the land on which our projects are located and any increase in rent due on such lands could adversely affect our business, financial condition and results of operations.

The owners and operators of biogas project sites generally make no warranties to us as to the quality or quantity of gas produced.

The biogas conversion project site owners and operators generally do not make any representation or warranty to us as to the quality or quantity of biogas produced at their sites. Accordingly, we may be affected by operational issues encountered by biogas conversion project site owners and operators in operating their facilities, such as, among other things: (i) their ability to perform in accordance with their commitments to third parties (other than us) under agreements and permits; (ii) transportation of source materials, (iii) herd health and labor issues at the dairy farms generating the manure to be processed at our digester facilities; (iv) gas collection issues at landfill projects such as broken pipes, ground water accumulation, inadequate land cover and labor issues, and (v) the particular character and mix of trash received, at the biogas conversion project site facilities. We cannot guarantee that our production will be free from operational risks, nor can we guarantee the production of a sufficient quantity and quality of biogas from the owners and operators of biogas conversion project sites. However, our facilities are engineered and designed to process varying levels of biogas quantities and varying levels of potential biogas impurities.

We from time to time face disputes or disagreements with owners and operators of biogas project sites which could materially impact our ability to continue to develop and/or operate an existing Biogas Conversion Project on its current basis, or at all, and could materially delay or eliminate our ability to identify and successfully secure the rights to construct and operate other future Biogas Conversion Projects.

The success of our business depends, in part, on maintaining good relationships with biogas conversion project site owners and operators. As a result, our business may be adversely affected if we are unable to maintain these relationships.

Our economic interests in biogas conversion project sites are not always aligned with the economic interests of the site owners and operators. We may disagree with owners and operators about a number of concerns, including, without limitation, the operations of the biogas project sites, easement and access rights, the renewal of gas and manure rights on favorable terms, and temporary shutdowns for routine maintenance or equipment upgrades. Biogas conversion project site owners and operators may make unilateral decisions beneficial to them to address business concerns. They may or may not consult with us, including in circumstances where they have a contractual obligation to do so, and unilateral decisions made by the biogas conversion project site owners and operators regarding the operations or management of their business could impact our ability to produce RNG or Renewable Power, and generate the associated Environmental Attributes. If we have a favorable relationship with site owners and operators, we may be able to mitigate certain risks if given the opportunity to provide input into the owners’ and operators’ decision-making process.

In addition, the financial condition of the biogas conversion project sites may be affected in large part by conditions and events that are beyond our control. Significant deterioration in the financial condition of any biogas conversion project waste site could cause the biogas conversion project site owners and operators to unilaterally decide to shut down or reduce their landfill or livestock waste operations. Any such closure or reduction of operations at a waste site could impact our ability to produce RNG or Renewable Power, and generate the associated Environmental Attributes, and we may not have an opportunity to propose a solution to protect our infrastructure in any existing Biogas Conversion Project.

If we are unable to maintain good relationships with these site owners and operators, or if they take any actions that disrupt or halt production of RNG or Renewable Power, our business, growth strategy, financial condition and results of operations could be materially and adversely affected.

For the U.S. transportation fuel market, we are dependent on the production of vehicles and engines capable of running on natural gas and we have no control over these vehicle and engine manufacturers. We are also dependent on the willingness of owners of truck fleets to adopt natural gas powered vehicles and to contract with us for the provision of CNG to said fleets.

Vehicle and engine manufacturers control the development, production, quality assurance, cost and sales and marketing of their products, all of which shape the performance, availability and reputation of such vehicles in the marketplace. We are dependent on these vehicle and engine manufacturers to succeed in our target RNG fuel dispensing markets, and we have no influence or control over their activities.

These vehicle and engine manufacturers may decide not to expand or maintain, or may decide to discontinue or curtail, their product lines for a variety of reasons, including, without limitation, as a result of the adoption of governmental policies or programs such as the rules adopted by the California Air Resources Board on June 25, 2020 requiring the sale of zero-emission heavy-duty trucks (the “Advanced Clean Trucks Regulation”) and Executive Order N-79-20 issued by the Governor of the State of California in September 2020 (the “September 2020 Executive Order”). The supply of engines or vehicle product lines by these vehicle and engine manufacturers may also be disrupted due to delays, restrictions or other business impacts related to the COVID-19 pandemic and supply chain disruptions or crises. The limited production of engines and vehicles that run on natural gas increases their cost and limits availability, which restricts large-scale adoption, and may reduce resale value. These factors may also contribute to operator reluctance to convert their vehicles to be compatible with natural gas fuel.

Failure of third parties to manufacture quality products or provide reliable services in a timely manner could cause delays in developing, constructing, bringing online and operating our Biogas Conversion Projects and Fueling Stations, which could damage our reputation, adversely affect our partner relationships or adversely affect our growth.

Our success depends on our ability to design, develop, construct, maintain and operate Biogas Conversion Projects and Fueling Stations in a timely manner, which depends in part on the ability of third parties to provide us with timely and reliable products and services. In developing and operating our Biogas Conversion Projects and Fueling Stations, we rely on products meeting our design specifications and components manufactured and supplied by third parties, and on services performed by our subcontractors. We also rely on subcontractors to perform some of the construction and installation work related to our Biogas Conversion Projects and Fueling Stations, and we sometimes need to engage subcontractors with whom we have no prior experience in connection with these matters.

If our subcontractors are unable to provide services that meet or exceed our counterparties’ expectations or satisfy our contractual commitments, our reputation, business and operating results could be harmed. In addition, if we are unable to avail ourselves of warranties and other contractual protections with our suppliers and service providers, we may incur liability to our counterparties or additional costs related to the affected products and services, which could adversely affect our business, financial condition and results of operations. Moreover, any delays, malfunctions, inefficiencies or interruptions in these products or services could adversely affect our ability to timely bring a project online, the quality and performance of our Biogas Conversion Projects and Fueling Stations, and may require considerable expense to find replacement products and to maintain and repair these facilities. These circumstances could cause us to experience interruption in (i) our production and distribution of RNG and Renewable Power, (ii) generation of related Environmental Attributes, (iii) meeting our obligations to dispense RNG at Fueling Stations, and (iv) maintaining current relationships and attracting new relationships, in each case, potentially harming our brand, reputation and growth prospects.

Our operations are subject to numerous stringent EHS laws and regulations that may expose us to significant costs and liabilities. From time to time, we have been issued notices of violations from government entities that our operations have failed to comply with such laws and regulations, particularly in regards to the operation of our LFG electric generating facilities. Failure to comply with such laws and regulations may result in the assessment of sanctions, including administrative, civil or criminal penalties, the imposition of investigatory or remedial obligations, and the issuance of orders limiting or prohibiting some or all of our operations.

Our operations are subject to stringent and complex federal, state and local EHS laws and regulations, including those relating to (i) the release, emission or discharge of materials into the air, water and ground, (ii) the generation, storage, handling, use, transportation and disposal of hazardous materials and wastes, and (iii) the health and safety of our employees and other persons.

These laws and regulations impose numerous obligations applicable to our operations, including (i) the acquisition of permits before construction and operation of our Biogas Conversion Projects and Fueling Stations; (ii) the restriction of types, quantities and concentration of materials that can be released into the environment; (iii) the limitation or prohibition of our activities on certain lands lying within wilderness, wetlands and other protected areas; (iv) the application of specific health and safety criteria addressing worker protection; and (v) the imposition of substantial liabilities for pollution resulting from the operation of our Biogas Conversion Projects and Fueling Stations. In addition, construction and operating permits issued pursuant to environmental laws are necessary to operate our business. Such permits are obtained through applications that require considerable technical documentation and analysis, and sometimes require long time periods to obtain or review. Delays in obtaining or renewing such permits, or denial of such permits and renewals, are possible, and would have a negative effect on our financial performance and prospects for growth. These laws, regulations and permitting requirements can necessitate expensive pollution control equipment or operational changes to limit actual or potential impacts to the environment.

Our operations inherently risk incurring significant environmental costs and liabilities due to the need to manage waste and emissions from our Biogas Conversion Projects and Fueling Stations. Spills or other releases of regulated substances, including spills and releases that may occur in the future, could expose us to material losses, expenditures and liabilities under applicable environmental laws, rules and regulations. Under certain of such laws, rules and regulations, we could be held strictly liable for the removal or remediation of previously released materials or property contamination, regardless of whether we were responsible for the release or contamination and even if our operations met previous standards in the industry at the time they were conducted. In connection with certain acquisitions of Biogas Conversion Projects and Fueling Stations, we could acquire, or be required to provide indemnification against, environmental liabilities that could expose us to material losses. In addition, claims for damages to persons or property, including natural resources, may result from the EHS impacts of our operations. Our insurance may not cover all environmental risks and costs or may not provide sufficient coverage if an environmental claim is made against us.

Environmental laws, rules and regulations have changed rapidly in recent years and generally have become more stringent over time, and we expect this trend to continue. The most material of these changes relate to the control of air emissions from the combustion equipment and turbine engines we use to generate Renewable Power from landfill biogas. Such equipment, including internal combustion engines, are subject to stringent federal and state permitting and air emissions requirements. California has taken an aggressive approach to setting standards for engine emissions, and standards already in place have caused us to not be able to operate some of our electric generating equipment in areas of that state. If other states were to follow California’s lead, we could face challenges in maintaining our electric generating operations and possibly, other operations in such jurisdictions.

Continued governmental and public emphasis on environmental issues can be expected to result in increased future investments for environmental control compliance at our facilities. Present and future environmental laws, rules and regulations, and interpretations of such laws, rules and regulations, applicable to our operations, more vigorous enforcement policies and discovery of currently unknown conditions may require substantial costs or expenditures that could have a material adverse effect on our business, results of operations and financial condition. In January 2021, the current US presidential administration signed multiple executive orders related to the climate and environment. These executive orders (i) direct federal agencies to review and reverse more than one hundred actions taken by the previous US presidential administration on or relating to the environment, (ii) instruct the Director of National Intelligence to prepare a national intelligence estimate on the security implications of the climate crisis and direct all agencies to develop strategies for integrating climate considerations into their international work, (iii) establish the National Climate Task Force, which assembles leaders from across twenty one federal agencies and departments, (iv) commit to environmental justice and new, clean infrastructure projects, (v) commence development of emissions reduction targets and (vi) establish the special presidential envoy for climate on the National Security Council. At this time, we cannot predict the outcome of any of these executive orders on our operations.

Existing, and future changes to, federal, state and local regulations and policies, including permitting requirements applicable to us, and enactment of new regulations and policies, may present technical, regulatory and economic barriers to the generation, purchase and use of Renewable Power and RNG, and may adversely affect the market for the associated Environmental Attributes. A failure on our part to comply with any laws, regulations or rules, applicable to us may adversely affect our business, investments and results of operations.

The markets for Renewable Power, RNG and the associated Environmental Attributes are influenced by US federal and state governmental regulations and policies concerning such resources. These regulations and policies are frequently modified, which could result in a significant future reduction in the potential demand for Renewable Power, RNG and the associated Environmental Attributes. Any new governmental regulations applicable to our Biogas Conversion Projects or markets for Renewable Power, RNG or the associated Environmental Attributes may result in significant additional expenses or related development costs and, as a result, could cause a significant reduction in demand by our current and future counterparties. Failure to comply with such requirements could result in (i) the disconnection and/or shutdown of the non-complying facility, (ii) our inability to sell Renewable Power or RNG from the non-complying facility, (iii) penalties and defaults arising from contracts that we have that contemplate production from the non-complying facility, (iv) the imposition of liens, fines, refunds and interest, and/or civil or criminal liability, and (vi) delay or prevent new Biogas Conversion Projects and Fueling Stations from being developed.

The U.S. Environmental Protection Agency (“EPA”) annually sets proposed and actual RVOs for the Renewable Identification Numbers (“RIN”) market in accordance with the mandates established by EISA. The EPA’s issuance of timely and sufficient annual RVOs to accommodate the RNG industry’s growing production levels may be needed to stabilize the RIN market. There can be no assurance that the EPA will timely set annual RVOs or that the RVOs will continue to increase or be sufficient to satisfy the growing supply of RNG which may be targeted for the US transportation fuel market. The EPA may set RVOs inaccurately or inconsistently, and the manner in which the EPA sets RVOs may change under legislative or regulatory revisions. The current authorization for the EPA’s issuance of RVOs will expire beginning in 2023, and the EPA may issue RVOs under a modified system that has yet to be developed, which creates additional uncertainty as to RIN pricing. Uncertainty as to how the Renewable Fuel Standard (“RFS”) program will continue to be administered and supported by the EPA under the current US presidential administration can create price volatility in the RIN market. Given this regulatory uncertainty, we cannot assure that (i) we will be able to monetize RINs at the same price levels as we have in the past, (ii) production shortfalls will not impact our ability to monetize RINs at favorable current pricing, and (iii) the rising price environment for RINs will continue.

On the state level, the economics of RNG are enhanced by low-carbon fuel initiatives, particularly a well-established LCFS program in California and similar developing programs in Oregon and Washington (with several other states also actively considering similar initiatives). In California’s case, in 2009, the California Air Resource Board (“CARB”) adopted LCFS regulations aimed at reducing the Carbon Intensity (“CI”) of transportation fuel sold and purchased in the state. A CI score is calculated as grams of CO₂ equivalent per megajoule of energy by the fuel. Under the California and California-type LCFS programs, the CI score is dependent upon a full lifecycle analysis that evaluates the GHG emissions associated with producing, transporting, and consuming the fuel. LCFS credits can be generated in three ways: (i) fuel pathway crediting that provides low carbon fuels used in California transportation, (ii) project-based crediting that reduces GHG emissions in the petroleum supply chain, and (iii) zero emission vehicle crediting that supports the buildout of infrastructure. CARB awards these credits to RNG projects based on such project’s CI score relative to the targeted CI score for both gasoline and diesel fuels. The number of monetizable LCFS credits per unit of fuel increases with a lower CI score. We cannot assure that we will be able to maintain or reduce our CI score to monetize LCFS credits generated from our Biogas Conversion Projects. Moreover, the inability to sell LCFS credits could adversely affect our business.

Our ability to generate revenue from sales of RINs and LCFS credits depends on our strict compliance with such federal and state programs, which are complex and can involve a significant degree of judgment. If the agencies that administer and enforce these programs disagree with our judgments, otherwise determine that we are not in compliance, conduct reviews of our activities or make changes to the programs, then our ability to generate or sell these credits could be temporarily restricted pending completion of reviews or as a penalty, permanently limited or lost entirely, and we could also be subject to fines or other sanctions. Moreover, the inability to sell RINs and LCFS credits in general, or at unattractive prices, could adversely affect our business.

Additionally, our business is influenced by laws, rules and regulations that require reductions in carbon emissions and/or the use of renewable fuels, such as the programs under which we generate environmental credits. These programs and regulations, which have the effect of encouraging the use of RNG as a vehicle fuel, could expire or be repealed or amended for a variety of reasons. For example, parties with an interest in gasoline and diesel, electric or other alternative vehicles or vehicle fuels, including lawmakers, regulators, policymakers, environmental or advocacy organizations, producers of alternative vehicles or vehicle fuels or other powerful groups, may invest significant time and money in efforts to delay, repeal or otherwise negatively influence programs and regulations that promote RNG. Many of these parties have substantial resources and influence. Further, changes in federal, state or local political, social or economic conditions, including a lack of legislative focus on these programs and regulations, could result in their modification, delayed adoption or repeal. Any failure to adopt, delay in implementing, expiration, repeal or modification of these programs and regulations, or the adoption of any programs or regulations that encourage the use of other alternative fuels or alternative vehicles over RNG, could reduce the market demand for RNG as a vehicle fuel and harm our operating results, liquidity, and financial condition.

For instance, in certain states, including California, lawmakers and regulators have implemented various measures designed to increase the use of electric, hydrogen and other zero-emission vehicles, including establishing firm goals for the number of these vehicles operating on state roads by specified dates and enacting various laws and other programs in support of these goals. Although the influence and applicability of these or similar measures on our business remains uncertain, a focus on “zero tailpipe emissions” vehicles over vehicles such as those operating on RNG that have an overall net carbon negative emissions profile, but some tailpipe emissions, could adversely affect the market for our fuels.

All of our current electric generating facilities are qualifying small power production facilities (“QFs”) under the Federal Power Act and the Public Utility Regulatory Policies Act of 1978, as amended. We are permitted to make wholesale sales (that is, sales for resale) of Renewable Electricity, capacity, and ancillary services from our QFs with a net generating capacity that does not exceed 20 megawatts or that is an “eligible” facility as defined by section 3(17)(E) of the Federal Power Act without obtaining (a) authorization by FERC pursuant to the Federal Power Act to sell electric energy, capacity and/or ancillary services at market-based rates, (b) acceptance by FERC of a tariff providing for such sales, and (c) granting by FERC of such regulatory waivers and blanket authorizations as are customarily granted by FERC to holders of market-based rate authority, including blanket authorization under section 204 of the Federal Power Act to issue securities and assume liabilities (“MBR Authority”) or any other approval from the U.S. Federal Energy Regulatory Commission (“FERC”). A QF typically may not use any fuel other than a FERC-approved alternative fuel, but for limited use of commercial-grade fuel for certain specified start-up, emergency and reliability purposes. We are required to document the QF status of each of our facilities in applications or self-certifications filed with FERC, which typically requires disclosure of upstream facility ownership, fuel and size characteristics, power sales, interconnection matters, and related technical disclosures Congress could amend the Federal Power Act and eliminate QF status, in which case we would likely have to obtain MBR Authority and sell competitively in the market. If this were to happen, in all likelihood our QFs would not be competitive in the market place.

We currently do not intend to develop, construct or operate electric generating facilities that would require us to apply for and receive MBR Authority from FERC. Nevertheless, were we to do so, eligibility for MBR Authority is predicated on a variety of factors, primarily including the overall market power that the power seller — together with all of its FERC-defined “affiliates” — has in the relevant market. FERC defines affiliates as entities with a common parent that own, directly or indirectly, 10% or more of the voting securities in the two entities. Accordingly, our eligibility and the eligibility of our affiliates to obtain and maintain MBR Authority for additional facilities, were we or such affiliate required to obtain such authority, would require an evaluation of the energy assets owned directly or indirectly by us and each of our affiliates, satisfying market-power limitations established by FERC. If our affiliates invest heavily in generating or other electric facilities in a particular geographic market, their market presence could make it difficult for us or our affiliates to obtain and maintain such MBR Authority, or to secure FERC authorization to acquire additional generating facilities, in that market.

Our market-based sales are subject to certain market behavior rules established by FERC, and if any of our Biogas Conversion Projects that generate Renewable Power are deemed to have violated such rules, we will be subject to potential disgorgement of profits associated with the violation, penalties, refunds of unlawfully collected amounts with interest, and, if a facility obtains MBR Authority, suspension or revocation of such MBR Authority. If such projects that had MBR Authority were later to lose their MBR Authority, they would be required to obtain FERC’s acceptance of a cost-of-service rate schedule and could become subject to the significant accounting, record-keeping, and reporting requirements that are typically imposed on vertically-integrated utilities with cost-based rate schedules. This could have a material adverse effect on the rates we are able to charge for power from our facilities maintaining MBR Authority, if any, that generate Renewable Power.

The regulatory environment for electric generation has undergone significant changes in the last several years due to federal and state policies affecting wholesale competition and the creation of incentives for the addition of large amounts of new renewable generation and, in some cases, transmission assets. These changes are ongoing, and we cannot predict the future design of the wholesale power markets or the ultimate effect that the changing regulatory environment will have on our business.

Our biogas conversion project site owners and operators are also subject to extensive federal, state and local regulations and policies, including permitting requirements, on account of their separate operations. Any failure on their part to comply with any laws, regulations, rules or permits, applicable to them may also adversely affect our business, investments and results of operations.

The operations of biogas conversion project site owners and operators are also subject to stringent and complex governmental regulations and policies at the federal, state and local level in the United States. Many complex laws, rules, orders and interpretations govern environmental protection, health, safety, land use, zoning, transportation and related matters. At times, such governmental regulations and policies may require biogas conversion project site owners and operators to curtail their operations or close sites temporarily or permanently, which may adversely impact our business, investments and results of operations.

Certain permits are required to build, operate and expand sites owned by biogas conversion project site owners and operators, and such permits have become more difficult and expensive to obtain and maintain. Permits may often take years to obtain as a result of numerous hearing and compliance requirements with regard to zoning, environmental and other regulations. The permits required to be obtained and maintained by biogas conversion project site owners and operations are commonly subject to resistance from citizen or other groups and other political pressures, including allegations by such persons that a site is in violation of any applicable permits, laws or regulations. Failure by project site owners and operators to obtain or maintain any required permit to operate its site would adversely affect our production of Renewable Power, RNG and generation of the associated Environmental Attributes, as applicable.

A failure by biogas conversion project site owners and operators to comply with extensive federal, state and local regulations and policies, including permitting requirements, may result in the suspension or cessation of waste site operations, which would reduce or halt Renewable Power or RNG production and generation of the associated Environmental Attributes. Any such disruption could also damage the reputation of our brand. In the event our production of Renewable Power or RNG is disrupted, we may fail to meet the contractual obligations to some of our counterparties to deliver Renewable Power, RNG and the associated Environmental Attributes, in which case we would be subject to financial damage and/or penalty claims from these counterparties.

The financial performance of our business depends upon tax and other government incentives for the generation of RNG and Renewable Power, any of which could change at any time and such changes may negatively impact our growth strategy.

Our financial performance and growth strategy depend in part on governmental policies that support renewable generation and enhance the economic viability of owning Biogas Conversion Projects or Fueling Stations. These projects currently benefit from various federal, state and local governmental incentives such as investment tax credits, cash grants in lieu of investment tax credits, loan guarantees, Renewable Portfolio Standards (“RPS”) programs, modified accelerated cost-recovery system of depreciation and bonus depreciation. RNG specifically generates meaningful revenue through generation and monetization of Environmental Attributes provided for under several different programs, most commonly, RFS, LCFS and RPS.

Many states have adopted RPS programs mandating that a specified percentage of electricity sales come from eligible sources of renewable energy. However, the regulations that govern the RPS programs, including pricing incentives for renewable energy, or reasonableness guidelines for pricing that increase valuation compared to conventional power (such as a projected value for carbon reduction or consideration of avoided integration costs), may change. If the RPS requirements are reduced or eliminated, it could lead to fewer future power contracts or lead to lower prices for the sale of power in future power contracts, which could have a material adverse effect on our future prospects. Such material adverse effects may result from decreased revenues, reduced economic returns on Biogas Conversion Projects and other potential future investments or joint ventures, increased financing costs, and/or difficulty obtaining financing.

If we are unable to utilize various federal, state and local governmental incentives to acquire additional Biogas Conversion Projects or Fueling Stations in the future, or the terms of such incentives are revised in a manner that is less favorable to us, we may suffer a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, we face similar risks with respect to the RFS program. See — “Existing, and future changes to, federal, state and local regulations and policies, including permitting requirements applicable to us, and enactment of new regulations and policies, may present technical, regulatory and economic barriers to the generation, purchase and use of Renewable Power and RNG, and may adversely affect the market for the associated Environmental Attributes. A failure on our part to comply with any laws, regulations or rules, applicable to us may adversely affect our business, investments and results of operations.”

We rely on interconnection, transmission and pipeline facilities that we do not own or control and that are subject to constraints within a number of our regions. If these facilities fail to provide us with adequate capacity or have unplanned disruptions, we may be restricted in our ability to deliver Renewable Power and RNG to our counterparties and we may either incur additional costs or forego revenues.

We depend on electric interconnection and transmission facilities and gas pipelines owned and operated by others to deliver the energy and fuel we generate at our Biogas Conversion Projects to our counterparties. Some of our electric generating Biogas Conversion Projects may need to hold electric transmission rights in order to sell power to purchasers that do not have their own direct access to our generators. Our access to electric interconnection and transmission rights is subject to tariffs developed by transmission owners, ISOs and RTOs, which have been filed with and accepted by FERC or the Public Utility Commission in the jurisdictions in question. These tariffs establish the price for transmission service, and the terms under which transmission service is rendered. Under FERC’s open access transmission rules, tariffs developed and implemented by transmission owners, ISOs and RTOs must establish terms and conditions for obtaining interconnection and transmission services that are not unduly discriminatory or preferential. However, as a generator and seller of power, we do not have any automatic right, in any geographic market, to firm, long-term, grid-wide transmission service without first requesting such service, funding the construction of any upgrades necessary to provide such service, and paying a transmission service rate. Physical constraints on the transmission system could limit the ability of our electric generating projects to dispatch their power output and receive revenue from sales of Renewable Power.

A failure or delay in the operation or development of these distribution channels or a significant increase in the costs charged by their owners and operators could result in the loss of revenues or increased operating expenses. Such failures or delays could limit the amount of Renewable Power our operating facilities deliver or delay the completion of our construction projects, which may also result in adverse consequences under our power purchase agreements and LFG rights agreements. Further, such failures, delays or increased costs could have a material adverse effect on our business, financial condition and results of operations.

Our RNG production projects are similarly interconnected with gas distribution and interstate pipeline systems that are necessary to deliver RNG. A failure or delay in the operation or development of these distribution or pipeline facilities could result in a loss of revenues or breach of contract because such a failure or delay could limit the amount of RNG that we are able to produce or delay the completion of our construction projects. In addition, certain of our RNG transportation capacity may be curtailed without compensation due to distribution and pipeline limitations, reducing our revenues and impairing our ability to capitalize fully on a particular project’s potential. Such a failure or curtailment at levels above our expectations could impact our ability to satisfy our contractual obligations and adversely affect our business. Additionally, we experience work interruptions from time to time due to federally required maintenance shutdowns of distribution and pipeline facilities.

We may acquire or develop RNG projects that require their own pipeline interconnections to available interstate pipeline and distribution networks. In some cases, these pipeline and distribution networks to which such projects are connected may cover significant distances. A failure in the construction or operation of these pipeline and distribution networks that causes the RNG project to be out of service, or subject to reduced service, could result in lost revenues because it could limit our production of RNG and the associated Environmental Attributes that we are able to generate.

We rely on third-party utility companies to provide our Biogas Conversion Projects with adequate utility supplies, including sewer, water, gas and electricity, in order to operate our Biogas Conversion Project facilities. Any failure on the part of such companies to adequately supply our facilities with such utilities, including any prolonged period of loss of electricity, may have an adverse effect on our business and results of operations.

We are dependent on third-party utility companies to provide sufficient utilities including sewer, water, gas and electricity, to sustain our operations and operate our Biogas Conversion Projects. Any major or sustained disruptions in the supply of utilities, such as water, gas or electricity or any fire, flood or other natural calamities, may disrupt our operations or damage our production facilities or inventories and could adversely affect our business, financial condition and results of operations. In addition, we consume a significant amount of electricity in connection with our Biogas Conversion Projects and any increases in costs or reduced availability of such utilities could have a negative impact on our business, financial condition and results of operations.

We are subject to risks associated with litigation or administrative proceedings that could materially impact our operations, including proceedings in the future related to our projects we subsequently acquire.

We are subject to risks and costs, including potential negative publicity, associated with lawsuits, in particular with respect to environmental claims and lawsuits or claims contesting the construction or operation of our Biogas Conversion Projects and Fueling Station projects. The result of and costs associated with defending any such lawsuit or claim, regardless of the merits and eventual outcome, may be material and could have a material adverse effect on our operations. In the future, we may be involved in legal proceedings, disputes, administrative proceedings, claims and other litigation that arise in the ordinary course of our business related to Biogas Conversion Projects or Fueling Stations. For example, individuals and interest groups may sue to challenge the issuance of a permit for a Biogas Conversion Project or a Fueling Station project, or seek to enjoin construction or operation of that facility. We may also become subject to claims from individuals who live in the proximity of our Biogas Conversion Projects and Fueling Stations based on alleged negative health effects related to our operations. In addition, we have been and may subsequently become subject to legal proceedings or claims contesting the construction or operation of our Biogas Conversion Projects and Fueling Stations.

Any such legal proceedings or disputes could delay our ability to complete construction of a Biogas Conversion Project or Fueling Station in a timely manner or at all, or materially increase the costs associated with commencing or continuing commercial operations of such projects. Settlement of claims and unfavorable outcomes or developments relating to such proceedings or disputes, such as judgments for monetary damages, injunctions or denial or revocation of permits, could have a material adverse effect on our ability to implement our growth strategy and, ultimately, our business, financial condition and results of operations. See “Business — Legal Proceedings.”

We currently own, and in the future may acquire, certain assets in which we have limited control over management decisions, including through joint ventures, and our interests in such assets may be subject to transfer or other related restrictions.

We own, and in the future may acquire, certain Biogas Conversion Projects and Fueling Stations through joint ventures. In the future, we may invest in other projects with a joint venture or strategic partner. Joint ventures inherently involve a lesser degree of control over business operations, which could result in an increase in the financial, legal, operational or compliance risks associated with a Biogas Conversion Project or Fueling Station, including, but not limited to, variances in accounting internal control requirements. Our co-venture partners may not have the level of experience, technical expertise, human resources management and other attributes necessary to operate these assets optimally. To the extent we do not have a controlling interest in a Biogas Conversion Project or Fueling Station, our joint venture partners could take actions that decrease the value of our investment and lower our overall return. In addition, conflicts of interest may arise in the future with our joint venture partners, where our joint venture partners’ business interests are inconsistent with our and our stockholders’ interests. Further, disagreements or disputes with our joint venture partners could result in litigation, resulting in increase of expenses incurred and potentially limit the time and effort our officers and directors are able to devote to remaining aspects of our business, all of which could have a material adverse effect on our business, financial condition and results of operations. The approval of our joint venture partners also may be required for us to receive distributions of funds from assets or to sell, pledge, transfer, assign or otherwise convey our interest in such assets. Alternatively, our joint venture partners may have rights of first refusal, rights of first offer or other similar rights in the event of a proposed sale or transfer of our interests in such assets. In addition, we may have, and correspondingly our joint venture partners may have, rights to force the sale of the joint venture upon the occurrence of certain defaults or breaches by the other partner or other circumstances, and there may be circumstances in which our joint venture partner can replace our affiliated entities that provide operation and maintenance and asset management services if they default in the performance of their obligations to the joint venture. These restrictions and other provisions may limit the price or interest level for our interests in such assets, in the event we want to sell such interests.

Our gas rights agreements, power purchase agreements, fuel-supply agreements, interconnection agreements, RNG dispensing agreements and other agreements, including contracts with owners and operators of biogas conversion project sites, often contain complex provisions, including those relating to price adjustments, calculations and other terms based on gas price indices and other metrics, as well as other terms and provisions, the interpretation of which could result in disputes with counterparties that could materially affect our results of operations and customer or other business relationships.

Certain of our gas rights agreements, power purchase agreements, fuel supply agreements, interconnection agreements, RNG dispensing agreements and other agreements, including contracts with owners and operators of biogas conversion project sites, require us to make payments or adjust prices to counterparties based on past or current changes in natural gas price indices, project productivity or other metrics and involve complex calculations. Moreover, the underlying indices governing payments under such agreements are subject to change, may be discontinued or replaced. The interpretation of these price adjustments and calculations and the potential discontinuation or replacement of relevant indices or metrics could result in disputes with the counterparties with respect to such agreements. Any such disputes could adversely affect Biogas Conversion Project revenues, including revenue from associated Environmental Attributes, profit margins, customer or supplier relationships, or lead to costly litigation, the outcome of which we would be unable to predict.

Market Risks Related to Our Business

A reduction in the prices we can obtain for the Environmental Attributes generated from RNG, which include RINs, LCFS credits, and other incentives, could have a material adverse effect on our business prospects, financial condition and results of operations.

A significant portion of our revenues comes from the sale of RINs and LCFS credits, which exist because of legal and governmental regulatory requirements. A change in law or in governmental policies concerning renewable fuels, landfill or animal waste site biogas or the sale of RINs and LCFS could be expected to affect the market for, and the pricing of, the RINs and LCFS credits that we can generate through production at our Biogas Conversion Projects. A reduction in the prices we receive for RINs and LCFS credits, or a reduction in demand for RINs or LCFS credits, whether through market forces generally, through the actions of market participants generally, or through the consolidation or elimination of participants competing in the market for the purchase and retirement of RINs or LCFS credits, could have a material adverse effect on our results of operations.

The volatility in the price of oil, gasoline, diesel, natural gas, RNG, or Environmental Attribute prices could adversely affect our business.

Historically, the prices of Environmental Attributes, RNG, natural gas, crude oil, gasoline and diesel have been volatile and this volatility may continue to increase in future. Factors that may cause volatility in the prices of Environmental Attributes, RNG, natural gas, crude oil, gasoline and diesel include, among others, (i) changes in supply and availability of crude oil, RNG and natural gas; (ii) governmental regulations; (iii) inventory levels; (iv) consumer demand; (v) price and availability of alternatives; (vi) weather conditions; (vii) negative publicity about crude oil or natural gas drilling; (viii) production or transportation techniques and methods; (ix) macro-economic environment and political conditions; (x) transportation costs; and (xi) the price of foreign imports. Specifically, prices for crude oil, which is the commodity used to make gasoline and diesel, have been lower in recent years, due in part to over-production and increased supply without a corresponding increase in demand, and oil prices decreased further in 2020, hitting an all-time low due to the COVID-19 pandemic. More recently, that trend has reversed with oil prices rebounding substantially. Nevertheless, if the prices of crude oil, gasoline and diesel decline again, or if the price of RNG or natural gas increases without corresponding increases in the prices of crude oil, gasoline and diesel or Environmental Attributes, we may not be able to offer our counterparties an attractive price advantage for our vehicle fuels. The market adoption of our vehicle fuels could be slowed or limited, and/or we may be forced to reduce the prices at which we sell our vehicle fuels in order to try and attract new counterparties or prevent the loss of demand from existing counterparties. In addition, we expect that natural gas and crude oil prices will remain volatile for the near future because of market uncertainties over supply and demand, including but not limited to the current state of the world economies, energy infrastructure and other factors. Fluctuations in natural gas prices affect the cost to us of the natural gas commodity. High natural gas prices adversely affect our operating margins when we cannot pass the increased costs to our counterparties. Conversely, lower natural gas prices reduce our revenue when the commodity cost is passed to our counterparties.

Pricing conditions may also exacerbate the cost differential between vehicles that use our vehicle fuels and gasoline or diesel-powered vehicles, which may lead operators to delay or refrain from purchasing or converting to vehicles running on our fuels. Generally, vehicles that use our fuels cost more initially than gasoline or diesel-powered vehicles because the components needed for a vehicle to use our vehicle fuels add to the vehicle’s base cost. Operators then seek to recover the additional base cost over time through a lower cost to use alternative vehicle fuels. Operators may, however, perceive an inability to timely recover these additional initial costs if alternative vehicle fuels are not available at prices sufficiently lower than gasoline and diesel. Such an outcome could decrease our potential customer base and harm our business prospects.

We face significant upward pricing pressure in the market with respect to our securing the biogas rights necessary for proposed new Biogas Conversion Projects and our conversion of existing Renewable Power rights to RNG rights on existing Biogas Conversion Projects that we plan to convert.

We must reach agreement with the prospective biogas project site owner or developer in order to secure the biogas rights necessary for each proposed Biogas Conversion Project. Additionally, each project typically requires a site lease, access easements, permits, licenses, rights of way or other similar agreements. Historically, in exchange for the biogas rights and additional agreements, we have paid the site owner and/or developer a royalty or other similar payment based on revenue generated by the project or volume of biogas used by the project. Over recent years, as competition for development of biogas conversion project sites has increased and biogas project site owners and developers have become more sophisticated, it has become increasingly common for the prospective biogas project site owners and developers to ask for or require larger royalties or similar payments in order to secure the biogas rights. In addition, it is becoming increasingly common for some prospective biogas project site owners or developers to ask for or require equity participation in the prospective project.

In addition, we face similar pricing pressures when we attempt to renew our biogas rights on existing Biogas Conversion Projects at the end of their contractual periods and in situations where we plan to convert existing Renewable Power projects to RNG projects.

These pricing pressures could lead us to decide not to pursue certain prospective Biogas Conversion Projects or not to pursue the renewal or conversion of one or more existing Renewable Power projects and, accordingly, negatively impact our overall financial condition, results of operations and prospects. These pricing pressures could also impact the profitability of prospective Biogas Conversion Projects, and, accordingly, negatively impact our overall financial condition, results of operations and prospects.

We currently face declining market prices for LCFS credits specifically within California as well as significant upward pressure on the costs associated with dispensing RNG specifically within California to generate the LCFS credits.

The market prices for LCFS credits specifically within California have declined over the past twelve months, and the market for dispensing RNG with relatively low CI scores in California has become increasingly competitive because of increasing supply of RNG with these relatively low CI scores. As such, fleet operators using vehicles fueled by natural gas have been able to demand RNG marketers like us provide them with greater economic incentives for allowing us to dispense the fuel at the Fueling Stations, typically in the form of a greater share of our marketing fee or a greater share in the monetary value of the Environmental Attributes we generate when dispensing the fuel. The persistence of the current California dynamic is dependent upon future market developments, and as such the LCFS credits that we generate and sell may or may not produce future revenue that is comparable to historical LCFS revenue.

A prolonged environment of low prices or reduced demand for Renewable Power could have a material adverse effect on our business prospects, financial condition and results of operations.

Long-term Renewable Power and RNG prices may fluctuate substantially due to factors outside of our control. The price of Renewable Power and RNG can vary significantly for many reasons, including: (i) increases and decreases in generation capacity in our markets; (ii) changes in power transmission or fuel transportation capacity constraints or inefficiencies; (iii) power supply disruptions; (iv) weather conditions; (v) seasonal fluctuations; (vi) changes in the demand for power or in patterns of power usage, including the potential development of demand-side management tools and practices; (vi) development of new fuels or new technologies for the production of power; (vii) federal and state regulations; and (viii) actions of the Independent System Operators (“ISOs”) and Regional Transmission Organizations (“RTOs”) that control and administer regional power markets.

Increased rates of recycling and legislation encouraging recycling, increased use of waste incineration, advances in waste disposal technology, decreased demand for meat and livestock products could decrease the availability or change the composition of waste for biogas conversion project gas.

The volume and composition of LFG produced at open landfill sites depends in large part on the volume and composition of waste sent to such landfill sites, which could be affected by a number of factors. For example, increased rates of recycling or increased use of waste incineration could decrease the volume of waste sent to landfills, while organics diversion strategies such as composting can reduce the amount of organic waste sent to landfills. There have been numerous federal and state regulations and initiatives over the recent years that have led to higher levels of recycling of paper, glass, plastics, metal and other recyclables, and there are growing discussions at various levels of government about developing new strategies to minimize the negative environmental impacts of landfills and related emissions, including diversion of biodegradable waste from landfills. Although many recyclable materials other than paper do not decompose and therefore do not ultimately contribute to the amount of LFG produced at a landfill site, recycling and other similar efforts may have negative effects on the volume and proportion of biodegradable waste sent to landfill sites across the United States. As a consequence, the volume and composition of waste sent to landfill sites from which our Biogas Conversion Projects collect LFG could change, which could adversely affect our business operations, prospects, financial condition and operational results.

In addition, research and development activities are currently ongoing to provide alternative and more efficient technologies to dispose of waste, to produce by-products from waste and to produce energy, and an increasing amount of capital is being invested to find new approaches to waste disposal, waste treatment and energy generation.

It is possible that this deployment of capital may lead to advances which could adversely affect our sources of LFG or provide new or alternative methods of waste disposal or energy generation that become more accepted, or more attractive, than landfills.

We currently use, and may continue in the future to use, forward-sale and hedging arrangements, to mitigate certain risks, but the use of such arrangements could have a material adverse effect on our results of operations.

We currently use, and may continue in the future to use, forward sales transactions to sell Environmental Attributes and Renewable Power before they are generated. In addition, we use interest rate swaps to manage interest rate risk. We may use other types of hedging contracts, including foreign currency hedges if we expand into other countries. If we elect to enter into such hedges, the related asset could recognize financial losses on these arrangements as a result of volatility in the market values of the underlying asset or if a counterparty fails to perform under a contract. If actively quoted market prices and pricing information from external sources are not available, the valuation of such contracts would involve judgment or the use of estimates. As a result, changes in the underlying assumptions or use of alternative valuation methods could affect the reported fair value of such contracts. If the values of such contracts change in a manner that we do not anticipate, or if a counterparty fails to perform under such a contract, it could harm our business, financial condition, results of operations and cash flows.

Risks Related to Our Business and Industry

Additional Risk Factors Relating to Our Biogas Capture Business

Our ability to acquire, convert, develop and operate Biogas Conversion Projects, as well as expand production at current Biogas Conversion Projects, is subject to many risks.

Our business strategy includes (i) the conversion of LFG projects from Renewable Power to RNG production where we already controls biogas gas rights, (ii) growth through the procurement of LFG rights and manure rights to develop new RNG projects, (iii) the acquisition and expansion of existing Biogas Conversion Projects, and (iv) growth through the procurement of rights to other sources of biogas for production of additional transportation fuels and generation of associated Environmental Attributes. This strategy depends on our ability to successfully convert existing LFG projects and identify and evaluate acquisition opportunities and complete new Biogas Conversion Projects or acquisitions on favorable terms. However, we cannot guarantee that we will be able to successfully identify new opportunities, acquire additional biogas rights and develop new RNG projects or convert existing projects on favorable terms or at all. In addition, we may compete with other companies for these development and acquisition opportunities, which may increase our costs or cause us to refrain from making acquisitions at all.

We may also achieve growth through the expansion of production at certain of our current Biogas Conversion Projects as the related landfills and dairy farms are expanded or otherwise begin to produce more gas or manure, respectively, but we cannot guarantee that we will be able to reach or renew the necessary agreements with site owners on economically favorable terms or at all. If we are unable to successfully identify and consummate future Biogas Conversion Project opportunities or acquisitions of Biogas Conversion Projects, or expand RNG production at our current Biogas Conversion Projects, it will impede our ability to execute our growth strategy. Further, we may also experience delays and cost overruns in converting existing facilities from Renewable Power to RNG production. During the conversion of existing projects, there may be a gap in revenue while the electricity project is offline until the conversion is completed and the new RNG facility commences operations, which may adversely affect our financial condition and results of operations.

Our ability to acquire, convert, develop and operate Biogas Conversion Projects, as well as expand production at current Biogas Conversion Projects, is subject to several additional risks, including:

●	regulatory changes that affect the value of RNG and the associated Environmental Attributes, which could have a significant effect on the financial performance of our Biogas Conversion Projects and the number of potential Biogas Conversion Projects with attractive economics;

●	changes in energy commodity prices, such as natural gas and wholesale electricity prices, which could have a significant effect on our revenues and expenses;

●	changes in pipeline gas quality standards or other regulatory changes that may limit our ability to transport RNG on pipelines for delivery to third parties or increase the costs of processing RNG to allow for such deliveries;

●	changes in the broader waste collection industry, including changes affecting the waste collection and biogas potential of the landfill industry, which could limit the LFG resource that we currently target for our Biogas Conversion Projects;

●	substantial construction risks, including the risk of delay, that may arise due to forces outside of our control, such as those related to engineering and environmental problems, inclement weather, inflationary pressures on materials and labor, and supply chain and labor disruptions;

●	operating risks and the effect of disruptions on our business, including the effects of global health crises, such as the COVID-19 pandemic, weather conditions, catastrophic events, such as fires, explosions, earthquakes, droughts and acts of terrorism, and other force majeure events that impact us, our counterparties, suppliers, distributors and subcontractors;

●	accidents involving personal injury or the loss of life;

●	entering into markets where we have less experience, such as our Biogas Conversion Projects for biogas recovery at livestock farms;

●	the ability to obtain financing for a Biogas Conversion Project on acceptable terms or at all and the need for substantially more capital than initially budgeted to complete Biogas Conversion Projects and exposure to liabilities as a result of unforeseen environmental, construction, technological or other complications;

●	failures or delays in obtaining desired or necessary land rights, including ownership, leases, easements, zoning rights and building permits;

●	a decrease in the availability, increased pricing on, and a delay in the timeliness of delivery of raw materials and components, necessary for the Biogas Conversion Projects to function or necessary for the conversion of a Biogas Conversion Projects from Renewable Power to RNG production;

●	obtaining and keeping in good standing permits, authorizations and consents from local city, county, state and US federal government agencies and organizations;

●	penalties, including potential termination, under short-term and long-term contracts for failing to produce or deliver a sufficient quantity and acceptable quality of RNG in accordance with our contractual obligations;

●	unknown regulatory changes related to the transportation of RNG, which may increase the transportation cost for delivering under our contracts then in effect;

●	the consent and authorization of local utilities or other energy development off-takers to ensure successful interconnection to energy grids to enable power and gas sales; and

●	difficulties in identifying, obtaining and permitting suitable sites for new Biogas Conversion Projects.

Any of these factors could prevent us from acquiring, developing, converting, operating or expanding our Biogas Conversion Projects, or otherwise adversely affect our business, growth potential, financial condition and results of operations.

Multiple factors, including lower levels of gas collection and delays in commencement and completion of construction, have negatively impacted our business during the nine months ended September 30, 2022. While we continue to execute on our business plan, we expect these factors to continue during 2023.

Acquiring Biogas Conversion Projects involves numerous risks, including potential exposure to pre-existing liabilities, unanticipated costs in acquiring and implementing the project, and lack of or limited experience in new geographic markets.

The acquisition of existing Biogas Conversion Projects involves numerous risks, many of which may be indiscoverable through the due diligence process, including exposure to previously existing liabilities and unanticipated costs associated with the pre-acquisition period; difficulty in integrating the acquired projects into our existing business; and, if the projects are in new markets, the risks of entering markets where we have limited experience, less knowledge of differences in market terms for gas rights agreements and dispensing agreements, and, for international projects, possible exposure to exchange-rate risk to the extent we need to finance development and operations of foreign projects to repatriate earnings generated by such projects. While we perform due diligence on prospective acquisitions, we may not be able to discover all potential operational deficiencies in such projects. A failure to achieve the financial returns we expect when we acquire Biogas Conversion Projects could have a material adverse effect on our ability to implement our growth strategy and, ultimately, our business, financial condition and results of operations.

Additional risks related to acquiring existing projects, include:

●	the purchase price we pay could significantly deplete our cash reserves or result in dilution to our existing stockholders;

●	the acquired companies or assets may not improve our customer offerings or market position as planned;

●	we may have difficulty integrating the operations and personnel of the acquired companies;

●	key personnel and counterparties of the acquired companies may terminate their relationships with the acquired companies as a result of or following the acquisition;

●	we may experience additional financial and accounting challenges and complexities in certain areas, such as tax planning and financial reporting;

●	we may incur additional costs and expenses related to complying with additional laws, rules or regulations in new jurisdictions;

●	we may assume or be held liable for risks and liabilities (including for environmental-related costs) as a result of our acquisitions, some of which we may not discover during our due diligence or adequately adjust for in our acquisition arrangements;

●	our ongoing business and management’s attention may be disrupted or diverted by transition or integration issues and the complexity of managing geographically diverse enterprises;

●	we may incur one-time write-offs or restructuring charges in connection with an acquisition;

●	we may acquire goodwill and other intangible assets that are subject to amortization or impairment tests, which could result in future charges to earnings; and

●	we may not be able to realize the cost savings or other financial benefits we anticipated.

Our Biogas Conversion Projects face operational challenges, including among other things the breakdown or failure of equipment or processes or performance below expected levels of output or efficiency due to wear and tear of our equipment, latent defects, design or operator errors, force majeure events, or lack of transmission capacity or other problems with third party interconnection and transmission facilities.

The ongoing operation of our Biogas Conversion Projects involves risks that include the breakdown or failure of equipment or processes or performance below expected levels of output or efficiency due to wear and tear of our equipment, latent defects, design or operator errors or force majeure events, among other factors. Operation of our Biogas Conversion Projects also involves risks that we will be unable to transport our product to our counterparties in an efficient manner due to a lack of capacity or other problems with third party interconnection and transmission facilities. Unplanned outages of equipment, including extensions of scheduled outages due to mechanical failures or other problems, occur from time to time and are an inherent risk of our business. Unplanned outages typically increase our operation and maintenance expenses and may reduce our revenue. Biogas conversion project site owners and operators can also impact our production if, in the course of ongoing operations, they damage the site’s biogas collection systems. Our inability to operate our facilities efficiently, manage capital expenditures and costs and generate earnings and cash flow could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We are generally also required under many of our agreements to deliver a minimum quantity of Renewable Power, RNG and/or the associated Environmental Attributes to the counterparty. Unless we can rely on a force majeure or other provisions in the related agreements, falling below such a threshold could subject us to financial expenses and penalties, as well as possible termination of key agreements and potential violations of certain permits, which could further impede our ability to satisfy production requirements. Therefore, any unexpected reduction in output at any of our Biogas Conversion Projects that leads to any of these outcomes could have a material adverse effect on our business, financial condition and results of operations.

An unexpected reduction in RNG production by third-party producers of RNG with whom we maintain marketing agreements to purchase RNG and/or the associated Environmental Attributes, or their inability or refusal to deliver such RNG or Environmental Attributes as provided under such agreements, may have a material adverse effect on our results of operations and could adversely affect or performance under associated dispensing agreements.

The success of our RNG business depends, in large part, on our ability to (i) secure, on acceptable terms, an adequate supply of RNG and/or Environmental Attributes from third-party producers, (ii) sell RNG in sufficient volumes and at prices that are attractive to counterparties and produce acceptable margins for us, and (iii) generate and monetize Environmental Attributes under applicable federal or state programs at favorable prices. If we fail to maintain and build new relationships with third party producers of RNG, we may be unable to supply RNG and the associated Environmental Attributes to meet the demand of our counterparties, which could adversely affect our business.

Our ability to dispense an adequate amount of RNG is subject to risks affecting RNG production. Biogas Conversion Projects that produce RNG often experience unpredictable production levels or other difficulties due to a variety of factors, including, among others, (i) problems with equipment, (ii) severe weather, pandemics, or other health crises, including the ongoing COVID-19 pandemic, (iii) construction delays, (iv) technical difficulties, (v) high operating costs, (vi) limited availability, or unfavorable composition of collected feedstock gas, and (vii) plant shutdowns caused by upgrades, expansion or required maintenance. In addition, increasing demand for RNG will result in more robust competition for supplies of RNG, including from other vehicle fuel providers, gas utilities (which may have distinct advantages in accessing RNG supply including potential use of ratepayer funds to fund RNG purchases if approved by a utility’s regulatory commission) and other users and providers. If we or any of our third party RNG suppliers experience these or other difficulties in RNG production processes, or if competition for RNG development projects and supply increases, then our supply of RNG and our ability to resell it as a vehicle fuel and generate the associated Environmental Attributes could be jeopardized.

Construction, development and operation of our Biogas Conversion Projects involves significant risks and hazards.

Biogas Conversion Projects as well as construction and operation of Fueling Stations involve hazardous activities, including acquiring and transporting fuel, operating large pieces of rotating equipment and delivering our Renewable Electricity and RNG to interconnection and transmission systems, including gas pipelines. Hazards such as fire, explosion, structural collapse and machinery failure are inherent risks in our operations. These and other hazards can cause significant personal injury or loss of life, severe damage to and destruction of property, plant and equipment and contamination of, or damage to, the environment. The occurrence of any one of these hazards may result in curtailment or termination of our operations or liability to third parties for damages, environmental cleanup costs, personal injury, property damage and fines and/or penalties, any of which could be substantial.

Our Biogas Conversion Projects facilities and Fueling Stations or those that we otherwise acquire, construct or operate may be targets of terrorist activities, as well as events occurring in response to or in connection with them, that could result in full or partial disruption of our facilities’ ability to generate, transmit, transport or distribute electricity or RNG. Strategic targets, such as energy-related facilities, may be at greater risk of future terrorist activities than other domestic targets. Hostile cyber intrusions, including those targeting information systems, as well as electronic control systems used at the generating plants and for the related distribution systems, could severely disrupt our business operations and result in loss of service to our counterparties, as well as create significant expense to repair security breaches or system damage. In the past we have experienced cyber security breaches, which we believe have not had a significant impact on the integrity of our systems or the security of data, including personal information maintained by us, but there can be no assurance that any future breach or disruption will not have a material adverse effect on our business, financial condition or operations.

Furthermore, some of our facilities are located in areas prone to extreme weather conditions, most notably extreme cold such as has recently occurred in Texas, Oklahoma, Michigan and Minnesota. Certain of our other Biogas Conversion Projects and Fueling Stations as well as certain key vendors conduct their operations in other locations, such as California and Florida, that are susceptible to natural disasters. The frequency of weather-related natural disasters may be increasing due to the effects of greenhouse gas emissions or related climate change effects. The occurrence of natural disasters such as tornados, earthquakes, droughts, floods, wildfires or localized extended outages of critical utilities or transportation systems, or any critical resource shortages, affecting us could cause a significant interruption in our business or damage or destroy our facilities.

We rely on warranties from vendors and obligate contractors to meet certain performance levels, but the proceeds from such warranties or performance guarantees may not cover lost revenues, increased expenses or liquidated damages payments, should we experience equipment breakdown or non-performance by our contractors or vendors. We also maintain an amount of insurance protection that we consider adequate to protect against these and other risks, but we cannot provide any assurance that our insurance will be sufficient or effective under any or all circumstances and against any or all hazards or liabilities to which we may be subject. Also, our insurance coverage is subject to deductibles, caps, exclusions and other limitations. A loss for which we are not fully insured could have a material adverse effect on our business, financial condition, results of operations and cash flows. Because of rising insurance costs and changes in the insurance markets, we cannot provide any assurance that our insurance coverage will continue to be available at all or at rates or on terms similar to those presently available. Our insurance policies are subject to annual review by our insurers and may not be renewed on similar or favorable terms or at all. Any losses not covered by insurance could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our failure to dispense a specified quality or quantity of RNG could have a material adverse effect on our financial condition and results of operations, by subjecting us to, among other things, possible penalties or terminations under the various contractual arrangements under which we operate, including pursuant to a purchase and sale agreement related to the sale of our Environmental Attributes.

Our RNG business consists of producing RNG from Biogas Conversion Projects, procuring RNG from third party producers, and dispensing this RNG to counterparties through Fueling Stations and other potential end markets to generate and monetize the associated Environmental Attributes. If we fail to produce and dispense a specified quality or quantity of RNG, our business may be adversely impacted.

As an RNG supplier the quality and quantity of RNG we produce at our Biogas Conversion Projects may be negatively affected by, among other things, lack of feedstock or the relative mix in the components of the feedstock, mechanical breakdowns, faulty technology, competitive markets or changes to the laws and regulations that mandate the use of renewable energy sources. In addition, we rely in part on third party suppliers to provide us with certain amounts of the specified quality and quantity of RNG that we are obligated to deliver under contractual commitments to our distribution counterparties but that we have not otherwise produced at our Biogas Conversion Projects.

If we are unable to obtain an adequate supply of RNG through a combination of Biogas Conversion Project production and supplies from third party RNG producers, we may be forced to pay a financial penalty under such contracts, including under a purchase and sale agreement under which we market a substantial majority of our Environmental Attributes through NextEra. Even if we are able to produce and obtain an adequate supply of RNG to satisfy the quantity requirements of our counterparties, RNG and the associated Environmental Attributes must also meet or exceed quality standards. If we and our third party suppliers are unable to meet applicable quality standards, through one or more of the factors discussed above or otherwise, we could be subject to financial penalties under such contracts.

In connection with the marketing of the Environmental Attributes generated from our activities, in November 2021, we signed a purchase and sale agreement with NextEra providing for the exclusive purchase by NextEra of 90% of our Environmental Attributes (RINs and LCFS credits), including those generated by our owned Biogas Conversion Projects and those granted to us in connection with dispensing of RNG on behalf of third-party projects. Under the agreement, we are to receive the net proceeds paid to NextEra by NextEra customers for the purchase of such Environmental Attributes (or in certain circumstances an index-based price or pre-negotiated price) less a specified discount. The agreement provides for an initial five year term, followed by automatic one-year renewals unless terminated by either party at least 90 days prior to the last day of the initial term or then-current renewal term.

Under the agreement, we have committed to sell a minimum quarterly volume of Environmental Attributes to NextEra, which if not satisfied on a cumulative basis (giving credit for certain excess volume sold to NextEra during the contract term) as of the end of the contract term (or upon an early termination of the agreement) would result in our paying NextEra a shortfall payment calculated by (i) multiplying the amount of the volume shortfall by a fraction of the then-current index price of the Environmental Attribute and (ii) adding a specified premium (the “Shortfall Amount”). Similarly, if the agreement is terminated by NextEra due to an event of default (generally defined as a failure by us to pay any undisputed amounts under the agreement, a material uncured breach of our representations or warranties or other obligations under the agreement, or the dissolution, bankruptcy or insolvency of us or certain of our affiliates), NextEra would be entitled to receive, without any duplication, any then-current Shortfall Amount plus an accelerated payment calculated based off of the remaining minimum quarterly volume commitments for the balance of the initial term (or for the next four quarters of the next renewal term, if neither party had provided notice of non-renewal as described above prior to the commencement of such renewal term), which accelerated payment would be similarly calculated by (i) multiplying such remaining minimum quarterly volume commitments by a fraction of the then-current index price of the Environmental Attribute and (ii) adding a specified premium. The amount of such potential payments declines over the course of the contract term as we deliver Environmental Attribute volume under the contract. Were, however, the agreement to be terminated as of the date of this Prospectus/Offer to Exchange and we were not to deliver any further Environmental Attribute volume to NextEra under the agreement, the maximum potential payment to NextEra under these provisions would be approximately $15.4 million based on current market prices for such Environmental Attributes.

The success of our RNG projects depends on our ability to timely generate and ultimately receive certification of the Environmental Attributes associated with our RNG production and sale. A delay or failure in the certification of such Environmental Attributes could have a material adverse effect on the financial performance of our Biogas Conversion Projects.

We are required to register our RNG projects with the EPA and relevant state regulatory agencies. Further, we qualify our RINs through a voluntary Quality Assurance Plan, which typically takes from three to five months from first injection of RNG into the commercial pipeline system. Although no similar qualification process currently exists for LCFS credits, we expect such a process to be implemented and would expect to seek qualification on a state-by-state basis under such future programs. Delays in obtaining registration, RIN qualification, and any future LCFS credit qualification of a new project could delay future revenues from the project and could adversely affect our cash flow. Further, we typically make a large investment in the project prior to receiving the regulatory approval and RIN qualification. By registering each RNG project with the EPA’s voluntary Quality Assurance Plan, we are subject to quarterly third-party audits and semi-annual on-site visits of our projects to validate generated RINs and overall compliance with the RFS program. We are also subject to a separate third party’s annual attestation review. The Quality Assurance Plan provides a process for RIN owners to follow, for an affirmative defense to civil liability, if used or transferred Quality Assurance Plan verified RINs were invalidly generated. A project’s failure to comply could result in remedial action by the EPA, including penalties, fines, retirement of RINs, or termination of the project’s registration, any of which could adversely affect our business, financial condition and results of operations.

Maintenance, expansion and refurbishment of our Biogas Conversion Projects involve the risk of unplanned outages or reduced output, resulting from among other things periodic upgrading and improvement, unplanned breakdowns in equipment, and forced outages.

Our Biogas Conversion Project facilities may require periodic upgrading and improvement. Any unexpected operational or mechanical failure, including failure associated with breakdowns and forced outages, could reduce our facilities’ generating capacity below expected levels, reducing our revenues and jeopardizing our ability to earn profits and adversely affect our business, financial condition and results of operations. If we make major modifications to our facilities, such modifications may result in material additional capital expenditures. We may also choose to repower, refurbish or upgrade our facilities based on our assessment that such expenditures will provide adequate financial returns. Such facility modifications require time before commencement of commercial operations, and key assumptions underpinning a decision to make such an investment may prove incorrect, including assumptions regarding construction costs, timing, available financing and future power and renewable natural gas prices. This could have a material adverse effect on our business, financial condition, results of operations and cash flows.

In order to secure development, operational, dispensing and other necessary contract rights for our Biogas Conversion Projects, we typically face a long and variable development cycle that requires significant resource commitments and a long lead time before we realize revenues.

The development, design and construction process for our Biogas Conversion Projects generally lasts from 20 to 48 months, on average. Prior to signing a development agreement, we typically conduct a preliminary audit of the site host’s needs and assess whether the site is commercially viable based on our expected return on investment, investment payback period and other operating metrics, as well as the necessary permits to develop a Biogas Conversion Project on that site. This extended development process requires the dedication of significant time and resources from our sales and management personnel, with no certainty of success or recovery of our expenses. A potential site host may go through the entire sales process and not accept our proposal. Further, upon commencement of operations, it typically takes 4 to 12 months or longer for the Biogas Conversion Project to ramp up to our expected production level. All of these factors, and in particular, increased spending that is not offset by increased revenues, can contribute to fluctuations in our quarterly financial performance and increase the likelihood that our operating results in a particular period will fall below investor expectations.

Our Biogas Conversion Projects may not produce expected levels of output, and the amount of Renewable Power or RNG actually produced at each of our respective projects will vary over time, and, therefore so will generation of associated Environmental Attributes.

Our Biogas Conversion Projects rely on organic material, the decomposition of which causes the generation of gas consisting primarily of methane. The Biogas Conversion Projects use such methane gas to generate Renewable Power or RNG. The estimation of biogas production volume is an inexact process and dependent on many site-specific conditions, including the estimated annual waste volume, composition of waste, regional climate and the capacity and construction of the site. Production levels are subject to a number of additional risks, including (i) a failure or wearing out of our or our landfill operators’, counterparties’ or utilities’ equipment; (ii) an inability to find suitable replacement equipment or parts; (iii) less than expected supply or quality of the project’s source of biogas and faster than expected diminishment of such biogas supply; or (iv) volume disruption in our fuel supply collection system. As a result, the volume of Renewable Power or RNG generated from such sites may in the future vary from our initial estimates, and those variations may be material. In addition, we have in the past incurred, and may in the future incur, material asset impairment charges if any of our Biogas Conversion Projects incur operational issues that indicate our expected future cash flows from the relevant project are less than the project’s carrying value. Any such impairment charge could adversely affect our operating results in the period in which the charge is recorded.

In addition, in order to maximize collection of LFG, we may need to take various measures, such as drilling additional gas wells in the landfill sites to increase LFG collection, balancing the pressure on the gas field based on the data collected by the landfill site operator from the gas wells to ensure optimum LFG utilization and ensuring that we match availability of engines and related equipment to availability of LFG. There can be no guarantee that we will be able to take all necessary measures to maximize collection. In addition, the LFG available to our LFG projects is dependent in part on the actions of the landfill site owners and operators. We may not be able to ensure the responsible management of the landfill site by owners and operators, which may result in less than optimal gas generation or increase the likelihood of “hot spots” occurring. Hot spots can temporarily reduce the volume of gas that may be collected from a landfill site, resulting in a lower gas yield.

Biogas projects utilizing other types of feedstock, specifically livestock waste and dairy farm projects, typically produce significantly less RNG than landfill facilities. As a result, the commercial viability of such projects is more dependent on various factors and market forces outside of our control, such as changes to law or regulations that could affect the value of such projects or the incentives available to them. In addition, there are other factors currently unknown to us that may affect the commercial viability of other types of feedstock. Moreover, fluctuations in manure supply, the end use markets and the spread of diseases among herds could have a material impact on the success and completion of our Biogas Conversion Projects. As such, continued expansion into other types of feedstock could adversely affect our business, financial condition, and results of operations.

Our business plans include expanding from Renewable Power and RNG production projects into additional transportation-related infrastructure, including production and development of hydrogen vehicle Fueling Stations. Any such expansions may present unforeseen challenges and result in a competitive disadvantage relative to our more-established competitors in the markets into which we wish to expand.

We currently operate Biogas Conversion Projects that convert primarily landfill biogas into Renewable Power and RNG. However, we are actively developing projects that use anaerobic digesters to capture and convert emissions into low-carbon RNG, electricity and green hydrogen, and may expand into additional feedstocks in the future. We are also actively developing hydrogen fueling infrastructure. In addition, we are actively considering expansion into other lines of business, including carbon sequestration and Renewable Power for our projects, and the production of green hydrogen. These initiatives could expose us to increased operating costs, unforeseen liabilities or risks, and regulatory and environmental concerns associated with entering new sectors of the energy industry, including requiring a disproportionate amount of our management’s attention and resources, which could have an adverse impact on our business as well as place us at a competitive disadvantage relative to more established non-LFG market participants.

Sequestering carbon dioxide is subject to numerous laws and regulations with uncertain permitting timelines and costs. We also intend to explore the production of renewable hydrogen sourced from a number of our projects’ RNG, and we may enter into long-term fixed price off-take contracts for green hydrogen that we may produce at our projects.

We are currently working with a leading developer of on-site hydrogen generators to put in place construction design and services agreements in order to develop hydrogen gas-as-a-service offerings at Fueling Stations. We do not have an operating history in the green hydrogen market and our forecasts are based on uncertain operations in the future.

Some LFG projects in which we might invest in the future may be subject to cost-of-service rate regulation, which would limit our potential revenue from such LFG projects. If we invest, directly or indirectly, in an electric transmitting LFG project that allows us to exercise transmission market power, FERC could require our affiliates with MBR Authority to implement mitigation measures as a condition of maintaining our or our affiliates’ MBR Authority. FERC regulations limit using a transmission project for proprietary purposes, and we may be required to offer others (including competitors) open-access to our transmission asset, should we acquire one. Such acquisitions could have a material adverse effect on our business, financial condition and results of operations.

Our gas and manure rights agreements for Biogas Conversion Projects are subject to certain conditions. A failure to satisfy such conditions could result in the loss of such rights.

Our gas and manure rights agreements for Biogas Conversion Projects generally require that we achieve commercial operations for a project as of a specified date. If we do not satisfy such a deadline, the agreement may be terminated at the option of the biogas conversion project site owner without any reimbursement of any portion of the purchase price paid for the gas or manure rights or any other amounts we have invested in the project. Delays in construction or delivery of equipment may result in our failing to meet the commercial operations deadline in a gas or manure rights agreement. The denial or loss of a permit essential to a Biogas Conversion Project could impair our ability to construct or operate a project as required under the relevant agreement. Delays in the review and permitting process for a project can also impair or delay our ability to construct or acquire a project and satisfy any commercial operations deadlines, or increase the cost such that the project is no longer attractive to us.

Furthermore, certain of our gas and manure rights agreements for Biogas Conversion Projects require us to purchase a certain amount of LFG and manure, respectively. Any issues with our production at the corresponding projects, including due to weather, unplanned outages or transmission problems, to the extent not caused by the landfill or dairy farm, or covered by force majeure provisions in the relevant agreement, could result in failure to purchase the required amount of LFG or manure and the loss of these gas rights. Our gas and manure rights agreements often grant us the right to build additional generation capacity in the event of increased supply, but failure to use such increased supply after a prescribed period of time can result in the loss of these rights. In addition, we typically need approval from landfill owners in order to implement Renewable Power-to-RNG conversion projects, and we are also dependent on landfill owners for additional gas rights as well as land leases and easements for these conversion projects.

Additional Risk Factors Relating to Our Dispensing Business

Our commercial success depends in part on our ability to identify, acquire, develop and operate public and private Fueling Stations for public and commercial fleet vehicles in order to dispense RNG for use as vehicle fuel and generate the associated Environmental Attributes.

Our specific focus on RNG to be used as a transportation fuel in the United States exposes us to risks related to the supply of and demand for RNG and the associated Environmental Attributes, the cost of capital expenditures, governmental regulation, and economic conditions, among other factors. As an RNG dispenser we may also be negatively affected by lower RNG production resulting from lack of feedstock, mechanical breakdowns, faulty technology, competitive markets or changes to the laws and regulations that mandate the use of renewable energy sources.

In addition, other factors related to the development and operation of renewable energy projects could adversely affect our business, including: (i) changes in pipeline gas quality standards or other regulatory changes that may limit our ability to transport RNG on pipelines or increase the costs of processing RNG; (ii) construction risks, including the risk of delay, that may arise because of inclement weather or labor disruptions; (iii) operating risks and the effect of disruptions on our business; (iv) budget overruns and exposure to liabilities because of unforeseen environmental, construction, technological or other complications; (v) failures or delays in obtaining desired or necessary rights, including leases and feedstock agreements; and (vi) failures or delays in obtaining and keeping in good standing permits, authorizations and consents from local city, county, state and US federal government agencies and organizations. Any of these factors could prevent completion or operation of projects, or otherwise adversely affect our business, financial condition, and results of operations.

Our success is dependent on the willingness of commercial fleets and other counterparties to adopt, and continue use of RNG, which may not occur in a timely manner, at expected levels or at all. Our vehicle fleet counterparties may choose to invest in renewable vehicle fuels other than RNG.

Our success is highly dependent on the adoption by commercial fleets and other consumers of natural gas vehicle fuels, which has been slow, volatile and unpredictable in many sectors. For example, adoption and deployment of natural gas in heavy and medium-duty trucking has been slower and more limited than we anticipated. Also, other important fleet markets, including airports and public transit, had slower than expected volume and customer growth in 2018, 2019 and 2020, which was largely reversed in 2021, but may continue into 2022 and beyond. If the market for natural gas vehicle fuels does not develop at improved rates or levels, or if a market develops but we are not able to capture a significant share of the market or the market subsequently declines, our business, growth potential, financial condition, and operating results would be harmed.

Additional factors that may influence the adoption of natural gas vehicle fuels, many of which are beyond our control, include, among others:

●	Lack of demand for trucks that use natural gas vehicle fuels due to business disruptions and depressed oil prices;

●	Adoption of governmental policies or programs or increased publicity or popular sentiment in favor of vehicles or fuels other than natural gas, including long-standing support for gasoline and diesel-powered vehicles, changes to emissions requirements applicable to vehicles powered by gasoline, diesel, natural gas, or other vehicle fuels and/or growing support for electric and hydrogen-powered vehicles;

●	Perceptions about the benefits of natural gas vehicle fuels relative to gasoline, diesel and other alternative vehicle fuels, including with respect to factors such as supply, cost savings, environmental benefits and safety;

●	The volatility in the supply, demand, use and prices of crude oil, gasoline, diesel, RNG, natural gas and other vehicle fuels, such as electricity, hydrogen, renewable diesel, biodiesel and ethanol;

●	Inertia among fleets and fleet vehicle operators, who may be unable or unwilling to prioritize converting a fleet to our vehicle fuels over an operator’s other general business concerns, particularly if the operator is not sufficiently incentivized by emissions regulations or other requirements or lacks demand for the conversion from its counterparties or drivers;

●	Vehicle cost, fuel efficiency, availability, quality, safety, convenience (to fuel and service), design, performance and residual value, as well as operator perception with respect to these factors, generally and in our key customer markets and relative to comparable vehicles powered by other fuels;

●	The development, production, cost, availability, performance, sales and marketing and reputation of engines that are well-suited for the vehicles used in our key customer markets, including heavy and medium-duty trucks and other fleets;

●	Increasing competition in the market for vehicle fuels generally, and the nature and effect of competitive developments in such market, including improvements in or perceived advantages of other vehicle fuels and engines powered by such fuels;

●	The availability and effect of environmental, tax or other governmental regulations, programs or incentives that promote our products or other alternatives as a vehicle fuel, including certain programs under which we generate Environmental Attributes by selling RNG as a vehicle fuel, as well as the market prices for such credits; and

●	Emissions and other environmental regulations and pressures on producing, transporting, and dispensing our fuels.

In June 2020, CARB adopted the Advanced Clean Trucks Regulation, which requires manufacturers to sell a gradually increasing proportion of zero-emission electric trucks, vans and pickup trucks from 2024 onwards. By the year 2045, the Advanced Clean Trucks Regulation seeks to have every new commercial vehicle sold in California be zero-emissions. Further, in September 2020, the Governor of the State of California issued the September 2020 Executive Order providing that it shall be the goal of California that (i) 100% of in-state sales of new passenger cars and trucks will be zero-emission by 2035, (ii) 100% of medium- and heavy-duty vehicles in California will be zero-emission by 2045 for all operations, where feasible, and by 2035 for drayage trucks, and (iii) the state will transition to 100% zero-emission off-road vehicles and equipment by 2035 where feasible. The September 2020 Executive Order also directed CARB to develop and propose regulations and strategies aimed at achieving the foregoing goals. Among other things, we believe the intent of the Advanced Clean Trucks Regulation and the September 2020 Executive Order is to limit and ultimately discontinue the production and use of internal combustion engines because such engines have “tailpipe” emissions. If either the Advanced Clean Trucks Regulation or any additional regulations adopted by CARB, including because of the September 2020 Executive Order, is permitted to take effect, it may slow, delay or prevent the adoption by fleets and other commercial consumers of our vehicle fuels, particularly in California. Moreover, because of the adoption of the Advanced Clean Trucks Regulation and the issuance of the September 2020 Executive Order, other states have taken steps to enact similar regulations, which actions may accelerate if either regulation is permitted to take effect, thereby slowing, delaying or preventing the adoption of our vehicle fuels in those states as well.

Acquisition, financing, construction, and development of Fueling Station projects by us or our partners that own projects may not commence on anticipated timelines or at all.

Our strategy is to continue to expand, including through the acquisition of additional Fueling Station projects and by signing additional supply agreements with third party project owner partners. From time to time we and our partners enter into nonbinding letters of intent for projects. Until the negotiations are final, however, and the parties have executed definitive documentation, we or our partners may not be able to consummate any development or acquisition transactions, or any other similar arrangements, on the terms set forth in the applicable letter of intent or at all.

The acquisition, financing, construction and development of projects involves numerous risks, including:

●	difficulties in identifying, obtaining, and permitting suitable sites for new projects;

●	failure to obtain all necessary rights to land access and use;

●	inaccuracy of assumptions with respect to the cost and schedule for completing construction;

●	inaccuracy of assumptions with respect to the biogas potential, including quality, volume, and asset life;

●	the ability to obtain financing for a project on acceptable terms or at all;

●	delays in deliveries or increases in the price of equipment or other materials;

●	permitting and other regulatory issues, license revocation and changes in legal requirements;

●	increases in the cost of labor, labor disputes and work stoppages or the inability to find an adequate supply of workers;

●	failure to receive quality and timely performance of third-party services;

●	unforeseen engineering and environmental problems;

●	cost overruns or supply chain disruptions;

●	accidents involving personal injury or the loss of life

●	weather conditions, health crises, pandemics, catastrophic events, including fires, explosions, earthquakes, droughts and acts of terrorism, and other force majeure events; and

●	interconnection and access to utilities.

In addition, new projects have no operating history. A new project may be unable to fund principal and interest payments under its debt service obligations or may operate at a loss.

Our Fueling Station construction activities for commercial fleets and other counterparties are subject to business and operational risks, including predicting demand in a particular market or markets, land use, permitting or zoning difficulties, responsibility for actions of sub-contractors on jobs in which we serve as general contractor, potential labor shortages due to the COVID-19 pandemic or otherwise, and cost overruns.

As part of our business activities, we design and construct Fueling Stations that we either own and operate ourselves or provide these services for our counterparties. These activities require a significant amount of judgment in determining where to build and open Fueling Stations, including predictions about fuel demand that may not be accurate for any of the locations we target. As a result, we may build Fueling Stations that we may not open for fueling operations, and we may open Fueling Stations that fail to generate the volume or profitability levels we anticipate, either or both of which could occur due to a lack of sufficient customer demand at the specific locations or for other reasons. For any Fueling Stations that are completed but unopened, we would have substantial investments in assets that do not produce revenue, and for Fueling Stations that are open and underperforming, we may decide to close them.

We also face many operational challenges in connection with our Fueling Station design and construction activities. For example, we may not be able to identify suitable locations for the Fueling Stations we or our counterparties seek to build. Additionally, even if preferred sites can be located, we may encounter land use or zoning difficulties, problems with utility services, challenges obtaining and retaining required permits and approvals or local resistance, including due to reduced operations of permitting agencies because of the ongoing COVID-19 pandemic, any of which could prevent us or our counterparties from building new stations on such sites or limit or restrict the use of new or existing stations. Any such difficulties, resistance or limitations or any failure to comply with local permit, land use or zoning requirements could restrict our activities or expose us to fines, reputational damage or other liabilities, which would harm our business and results of operations.

In addition, we act as the general contractor and construction manager for new Fueling Station construction and facility modification projects, and we typically rely on licensed subcontractors to perform the construction work. We may be liable for any damage we or our subcontractors cause or for injuries suffered by our employees or our subcontractors’ employees during the course of work on our projects. Additionally, shortages of skilled subcontractor labor and any supply chain disruptions affecting access to and cost of construction materials could significantly delay a project or otherwise increase our costs. Further, our expected profit from a project is based in part on assumptions about the cost of the project, and cost overruns, delays or other execution issues may, in the case of projects we complete and sell to counterparties, result in our failure to achieve our expected margins or cover our costs, and in the case of projects we build and own, result in our failure to achieve an acceptable rate of return. If any of these events occur, our business, operating results and cash flows could be negatively affected.

Additional Risk Factors Relating to Our Business in General

Certain of our Biogas Conversion Projects and Fueling Stations are newly constructed or are under construction and may not perform as we expect.

We have a number of Biogas Conversion Projects under construction that will begin production over the next 18-24 months. Therefore, our expectations of the operating performance of these facilities are based on assumptions and estimates made without the benefit of operating history. Our forecasts with respect to our new and developing projects, and related estimates and assumptions, are based on limited operating history or expected operating results. These facilities also include digesters under development for which we have no operating history. The ability of these facilities to meet our performance expectations is subject to the risks inherent in newly constructed energy generation and RNG production facilities and the construction of such facilities, including delays or problems in construction, degradation of equipment in excess of our expectations, system failures, and outages. The failure of these facilities to perform as we expect could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our contracts with government entities may be subject to unique risks, including possible termination of or reduction in the governmental programs under which we operate, instances in which our contract provisions allow the government entity to terminate, amend or change terms at their convenience, and competitive bidding processes for the award of contracts.

We have, and expect to continue to seek, long-term Fueling Station construction, maintenance and fuel sale contracts with various government entities. In addition to normal business risks, including the other risks discussed in these risk factors, our contracts with government entities are often subject to unique risks, some of which are beyond our control. For example, long-term government contracts and related orders are subject to cancellation if adequate appropriations for subsequent performance periods are not made. Further, the termination of funding for a government program supporting any of our government contracts could result in the loss of anticipated future revenue attributable to such contract. Moreover, government entities with which we contract are often able to modify, curtail or terminate contracts with us at their convenience and without prior notice, and would only be required to pay for work completed and commitments made at or prior to the time of termination.

In addition, government contracts are frequently awarded only after competitive bidding processes, which are often protracted. In many cases, unsuccessful bidders for government contracts are provided the opportunity to formally protest the contract awards through various agencies or other administrative and judicial channels. The protest process may substantially delay a successful bidder’s contract performance, result in cancellation of the contract award entirely and distract management. As a result, we may not be awarded contracts for which we bid, and substantial delays or cancellation of government contracts may follow any successful bids as a result of any protests by other bidders. The occurrence of any of these risks could have a material adverse effect on our results of operations and financial condition.

Our level of indebtedness and preferred stock redemption obligations could adversely affect our ability to raise additional capital to fund our operations and acquisitions. It could also expose us to the risk of increased interest rates and limit our ability to react to changes in the economy or our industry. We may be unable to obtain additional financing to fund our operations or growth.

As of September 30, 2022, our total indebtedness was $220 million, excluding deferred financing costs. Additionally, on November 29, 2021, we entered into an Exchange Agreement with Hillman pursuant to which OPAL Fuels issued to Hillman Series A-1 Preferred Units of OPAL Fuels, which are redeemable after four years at the option of Hillman for an aggregate redemption price of $30.0 million plus accrued and unpaid dividends thereon. In addition, we have drawn down the NextEra $100.0 million subscription commitment and issued to NextEra 1,000,000 Series A Preferred Units of OPAL Fuels, which are redeemable after four years at the option of NextEra for an aggregate redemption price of $100.0 million plus accrued and unpaid dividends thereon.

Our substantial indebtedness and preferred units redemption obligations could have important consequences, including, for example:

●	being required to accept then-prevailing market terms in connection with any required refinancing of such indebtedness or redemption obligations, which may be less favorable than existing terms;

●	failure to refinance, or to comply with the covenants in the agreements governing, these obligations could result in an event of default under those agreements, which could be difficult to cure or result in our bankruptcy;

●	our debt service and dividend obligations require us to dedicate a substantial portion of our cash flow to pay principal and interest on our debt and dividends on our preferred units, thereby reducing the funds available to us and our ability to borrow to operate and grow our business;

●	our limited financial flexibility could reduce our ability to plan for and react to unexpected opportunities; and

●	our substantial debt service obligations make us vulnerable to adverse changes in general economic, credit and capital markets, industry and competitive conditions and adverse changes in government regulation and place us at a disadvantage compared with competitors with less debt or mandatory redeemable preferred units.

Any of these consequences could have a material adverse effect on our business, financial condition and results of operations. If we do not comply with our obligations under our debt instruments or with respect to our preferred units, we may be required to refinance all or part of our existing debt and preferred units, borrow additional amounts or sell securities, which we may not be able to do on favorable terms or at all. In addition, increases in interest and dividend rates and changes in debt and preferred equity covenants may reduce the amounts that we can borrow or otherwise finance, reduce our cash flows and increase the equity investment we may be required to make to complete construction of our Biogas Conversion Projects and Fueling Stations. These increases could cause some of our projects to become economically unattractive. If we are unable to raise additional capital or generate sufficient operating cash flow to repay our indebtedness and preferred unit obligations, we could be in default under our lending agreements and preferred unit designations and could be required to delay construction of new projects, reduce overhead costs, reduce the scope of our projects or abandon or sell some or all of our projects, all of which could have a material adverse effect on our business, financial condition and results of operations.

Our existing credit facilities contain financial covenants and our credit facilities and preferred stock designations contain other restrictive covenants that limit our ability to return capital to equity holders or otherwise engage in activities that may be in our long-term best interests. Our inability to comply with those covenants could result in an event of default or material breach which, if not cured or waived, may entitle the related lenders or preferred unit holders to higher interest or dividend payment to demand repayment or enforce their security interests (in the case of indebtedness) and other remedies, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, failure to comply with such covenants may entitle the related lenders to demand repayment and accelerate all such indebtedness. Further, in certain circumstances following a failure to timely redeem our Preferred Stock, holders of such Preferred Stock have the right to designate a director to our board of directors.

In connection with certain project development opportunities, we have utilized project-level financing in the past and may need to do so again in the future; however, we may not be able to obtain such financing on commercially reasonable terms or at all. The agreements governing such financings typically contain financial and other restrictive covenants that limit a project subsidiary’s ability to make distributions to its parent or otherwise engage in activities that may be in its long-term best interests. Project-level financing agreements generally prohibit distributions from the project entities to us unless certain specific conditions are met, including the satisfaction of certain financial ratios or a facility achieving commercial operations. Our inability to comply with such covenants may prevent cash distributions by the particular project or projects to us and could result in an event of default which, if not cured or waived, may entitle the related lenders to demand repayment or enforce their security interests, which could result in a loss of project assets and/or otherwise have a material adverse effect on our business, results of operations and financial condition.

Liabilities and costs associated with hazardous materials and contamination and other environmental conditions may require us to conduct investigations or remediation at the properties underlying our projects, may adversely impact the value of our projects or the underlying properties, and may expose us to liabilities to third parties.

We may incur liabilities for the investigation and cleanup of any environmental contamination at the properties underlying or adjacent to our projects, or at off-site locations where we arrange for the disposal of hazardous substances or wastes. Under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 and other federal, state and local laws, an owner or operator of a property may become liable for costs of investigation and remediation, and for damages to natural resources. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of such hazardous substances or whether the conduct giving rise to the release was legal at the time when it occurred. In addition, liability under certain of these laws is joint and several, which means that we may be assigned liabilities for hazardous substance conditions that exceed our action contributions to the contamination conditions. We also may be subject to related claims by private parties alleging property damage and personal injury due to exposure to hazardous or other materials at or from those properties. We may incur substantial investigation costs, remediation costs or other damages, thus harming our business, financial condition and results of operations, as a result of the presence or release of hazardous substances at locations where we operate or as a result of our own operations.

The presence of environmental contamination at a project may adversely affect an owner’s ability to sell such project or borrow funds using the project as collateral. To the extent that an owner of the real property underlying one of our projects becomes liable with respect to contamination at the real property, the ability of the owner to make payments to us may be adversely affected.

We may also face liabilities in cases of exposure to hazardous materials, and claims for such exposure can be brought by any third party, including workers, employees, contractors and the general public. Claims can be asserted by such persons relating to personal injury or property damage, and resolving such claims can be expensive and time consuming, even if there is little or no basis for the claim.

We have a history of accounting losses and may incur additional losses in the future.

The Company has incurred net losses historically. We may incur losses in future periods, and we may never sustain profitability, either of which would adversely affect our business, prospects and financial condition and may cause the price of common stock to fall. Furthermore, historical losses may not be indicative of future losses due to many factors outside of our control including but not limited to the unpredictability of the COVID-19 pandemic, and our future losses may be greater than our past losses. In addition, to try to achieve or sustain profitability, we may choose or be forced to take actions that result in material costs or material asset or goodwill impairments. We review our assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset or asset group may not be recoverable, and we perform a goodwill impairment test on an annual basis and between annual tests in certain circumstances, in each case in accordance with applicable accounting guidance and as described in the financial statements and notes to the financial statements included in this Prospectus/Offer to Exchange. Changes to the use of our assets, divestitures, changes to the structure of our business, significant negative industry or economic trends, disruptions to our operations, inability to effectively integrate any acquired businesses, further market capitalization declines, or other similar actions or conditions could result in additional asset impairment or goodwill impairment charges or other adverse consequences, any of which could have material adverse effects on our financial condition, our results of operations and the trading price of common stock.

Loss of our key management could adversely affect our business performance. Our management team has limited experience in operating a public company such as us.

We are dependent on the efforts of our key management. Although we believe qualified replacements could be found for any departures of key executives, the loss of their services could adversely affect our performance and the value of our Class A common stock.

The COVID-19 pandemic and measures intended to reduce its spread have, and may continue to, adversely affect our business, results of operations and financial condition.

Beginning in late 2019, a novel strain of coronavirus (COVID-19) spread throughout the world, including the United States, ultimately being declared a pandemic. Global health concerns and increased efforts to reduce the spread of the COVID-19 pandemic prompted federal, state and local governments to restrict normal daily activities, which resulted in lockdowns, travel bans, quarantines, “shelter-in-place” orders requiring individuals to remain in their homes other than to conduct essential services or activities, business limitations and shutdowns (subject to exceptions for certain essential operations and businesses, including our business). Some of these governmental restrictions have since been scaled back or lifted, although an increase in the prevalence of COVID-19 cases and the spread of new variants may result in the re-imposition of certain restrictions and may lead to other restrictions being implemented in response to efforts to reduce the spread of COVID-19. Given the dynamic nature of these circumstances and the related adverse impact these restrictions have had, and may continue to have, on the economy generally, our business and financial results may continue to be adversely affected by the COVID-19 pandemic.

Our operations have been designated “essential critical infrastructure work” in the energy sector by the U.S. Department of Homeland Security, meaning that we have been able to continue full operations. Despite our essential designation and our continued operations, however, we are subject to various risk and uncertainties because of the COVID-19 pandemic that could materially adversely affect our business, results of operations and financial condition, including the following:

●	a further delay in the adoption of natural gas vehicle fuels by heavy-duty trucks and/or a delay in increasing the use of our vehicle fuels;

●	a continued or further decrease in the volume of truck and fleet operations, including shuttle busses at airports, and lower-than-normal levels of public transportation generally, which have resulted in, and may continue to result in, decreased demand for our vehicle fuels;

●	the impact of business disruptions on the production of vehicles and engines that use our fuels, which has resulted in, and may continue to result in, plant closures, decreased manufacturing capacity, and delays in deliveries; and

●	depressed oil and diesel prices, especially relative to natural gas prices and for a prolonged period, which may decrease the price-related incentive for operators to adopt trucks that use our vehicle fuels.

The duration and extent of the impact of the COVID-19 pandemic on our business and financial results will depend on future developments, including the duration, severity and spread of the COVID-19 pandemic, actions taken to contain its spread, any further resurgence of COVID-19, the severity and transmission rates of new variants of COVID-19, the availability, distribution and efficacy of vaccines and therapeutics for COVID-19 and how quickly and to what extent normal economic and operating conditions can (and will) resume within the markets in which we operate, each of which are highly uncertain at this time and are outside of our control. Even after the COVID-19 pandemic subsides, we may continue to experience adverse effects to our business and financial results because of its global economic impact, including any economic downturn or recession that has occurred or may occur. The adverse effect of the COVID-19 pandemic on our business, results of operations and financial condition could be material.

Some relationships with our counterparties and suppliers may experience disruptions as a result of the Business Combination, which may limit our business.

Parties with which OPAL Fuels did business prior to the Business Combination or with which we may do business in the future, including our counterparties and suppliers, may experience uncertainty as a result of the Business Combination, including with respect to current or future business relationships with us. As a result, our business relationships may be subject to disruptions if our counterparties and suppliers or others attempt to negotiate changes in existing business relationships or consider entering into business relationships with parties other than us. For example, certain of our counterparties, suppliers and third-party providers may have had contractual consent rights or termination rights that were triggered by a change of control or assignment of the rights and obligations of contracts that was transferred in connection with the Business Combination These disruptions could harm relationships with our existing third parties with whom we have relationships and preclude us from attracting new third parties, all of which could have a material adverse effect on our business, financial condition and results of operations, cash flows, and/or share price.

We have identified material weaknesses in OPAL Fuels’ internal controls over financial reporting. If we are unable to remediate these material weaknesses, or if we identify additional material weaknesses in the future or otherwise fails to maintain an effective system of internal controls, we may not be able to accurately or timely report its financial condition or results of operations, which may adversely affect our business and stock price.

In connection with the preparation and audit of OPAL Fuels’ consolidated financial statements for each of the years ended December 31, 2021 and 2020, material weaknesses were identified in OPAL Fuels’ internal control over financial reporting. In addition, a material weakness in the internal controls over financial reporting of ArcLight was identified as of November 24, 2021.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of its annual or interim consolidated financial statements will not be prevented, or detected and corrected, on a timely basis.

With respect to OPAL Fuels, these material weaknesses identified were as follows:

●	There is a lack of an adequate control environment, including internal communications, to allow for timeliness of reviews for the accounting and disclosures of significant and unusual transactions and contracts;

●	There is a lack of appropriate segregation of duties and appropriate access controls as certain employees have the ability to prepare and post journal entries while other employees have inappropriate access to certain financial systems. For various transactions and account reconciliations, the same person was the originator and preparer of financial information without further review by an independent person with sufficient accounting and/or financial reporting competence and authority;

●	OPAL Fuels did not have timely and effective reviews over standard account reconciliations and related accounting analysis which resulted in various audit adjustments that we corrected; and

●	Review controls over application of ASC-606 were not designed and implemented appropriately during the current year.

With respect to ArcLight, in connection with the preparation of ArcLight’s financial statements as of December 31, 2021, ArcLight concluded it was appropriate to restate the presentation of ArcLight Class A Ordinary Shares subject to possible redemption to reflect its ordinary shares within temporary equity after determining the ordinary shares’ redemption feature is not solely within its control. As part of such process, ArcLight identified a material weakness in its internal controls over financial reporting related to the accounting for its complex financial instruments (including redeemable equity instruments as described above).

These material weaknesses could result in a misstatement of substantially all of our accounts or disclosures that would result in a material misstatement to our annual or interim financial statements that would not be prevented or detected.

We have developed and begun executing on a plan to remediate these material weaknesses, including the hiring of a Chief Financial Officer and a Chief Accounting Officer. Our remediation plans may include measures such as: hiring additional accounting and financial reporting personnel with appropriate technical accounting knowledge and public company experience in financial reporting; designing and implementing formal processes, policies and procedures supporting our financial close process, including creating standard balance sheet reconciliation templates and journal entry controls; and designing and implementing controls to formalize roles and review responsibilities to align with our team’s skills and experience in designing and implementing formal controls over segregation of duties.

While we believe these efforts are likely to remediate the material weaknesses identified, we may not be able to complete our evaluation, testing or any required remediation in a timely fashion, or at all. The effectiveness of our internal control over financial reporting is subject to various inherent limitations, including cost limitations, judgments used in decision making, assumptions about the likelihood of future events, the possibility of human error and the risk of fraud. If we are unable to remediate the material weaknesses identified, our ability to record, process and report financial information accurately, and to prepare financial statements within the time periods specified by the forms of the SEC, could be adversely affected which, in turn, may adversely affect our reputation and business and the market price of our securities, including the Class A common stock. In addition, any such failures could result in litigation or regulatory actions by the SEC or other regulatory authorities, loss of investor confidence, delisting of our securities and harm to our reputation and financial condition, or diversion of financial and management resources from the operation of our business.

Our failure to timely and effectively implement controls and procedures required by Section 404(a) of the Sarbanes-Oxley Act could have a material adverse effect on its business.

We are currently not subject to Section 404 of the Sarbanes-Oxley Act. However, we are required to provide management’s attestation on internal controls commencing with our annual report for the year ending December 31, 2022 in accordance with applicable SEC guidance. The standards required for a public company under Section 404(a) of the Sarbanes-Oxley Act are significantly more stringent than those required of OPAL Fuels historically as a privately-held company or by ArcLight prior to the closing of the Business Combination. Our management team may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements as a result of the Business Combination. If we are not able to implement the additional requirements of Section 404(a) of the Sarbanes-Oxley Act in a timely manner or with adequate compliance, we may not be able to assess whether its internal controls over financial reporting are effective, which may subject it to adverse regulatory consequences and could harm investor confidence and the market price of our securities.

Risks Related to the Company

Future sales and issuances of our Class A common stock could result in additional dilution of the percentage ownership of our shareholders and could cause our share price to fall.

We expect that significant additional capital will be needed in the future to pursue our growth plan. To raise capital, we may sell shares of our Class A common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell shares of our Class A common stock, convertible securities or other equity securities, investors may be materially diluted by subsequent sales. Such sales may also result in material dilution to our existing shareholders, and new investors could gain rights, preferences, and privileges senior to existing holders of our Class A common stock.

Future sales of a substantial number of shares of our Class A common stock, or the perception in the market that the holders of a large number of shares of Class A common stock intend to sell shares, could reduce the market price of our Class A common stock.

Sales of a substantial number of shares of our Class A common stock in the public market, including the resale of the shares of held by our stockholders, could occur at any time. These sales, or the perception in the market that the holders of a large number of shares of Class A common stock intend to sell shares, could reduce the market price of our Class A common stock.

Approximately 155,237,646 of these shares of Class A common stock are currently subject to restrictions on transfer under a 180-day lock-up agreement entered into between us and the holders of those shares. These restrictions are due to expire on January 17, 2023, resulting in these shares becoming eligible for public sale on January 18, 2023. Sales of such shares may be made under the registration statement filed under the Securities Act, or in reliance upon an exemption from registration under the Securities Act. Pursuant to that certain Investor Rights Agreement, dated July 21, 2022, by and among OPAL Fuels Inc., each of the Sellers named therein, the Sponsor and the sponsor principals, those stockholders are entitled to have the registration statement under the Securities Act kept effective for a prolonged period of time such that registered resales of their shares of Class A common stock can be made.

Until such time that such registration statement is effective, the registration statement registering such securities will permit the resale of these shares. The resale, or expected or potential resale, of a substantial number of shares of our Class A common stock in the public market could adversely affect the market price for our Class A common stock and make it more difficult for you to sell your holdings at times and prices that you determine are appropriate. Furthermore, we expect that, because a large number of shares were registered pursuant to such registration statement, the Selling Holders thereunder will continue to offer the securities covered thereby for a significant period of time, the precise duration of which cannot be predicted. Accordingly, the adverse market and price pressures resulting from an offering pursuant to the registration statement may continue for an extended period of time. Sales of substantial numbers of such shares in the public market, including the resale of the shares of Class A common stock held by our stockholders, could adversely affect the market price of our Class A common stock.

If certain holders of our Class A common stock sell a significant portion of their securities, it may negatively impact the market price of the shares of our Class A common stock and such holders still may receive significant proceeds.

As of the date of this Prospectus/Offer to Exchange, the market price of our Class A common stock is below $10.00 per share, which was the price per unit sold in the initial public offering of our predecessor, ArcLight, the per-share price of the 11,080,600 shares of our Class A common stock sold to the PIPE Investors and also the per share value of the consideration issued to OPAL Fuels Common equityholders upon consummation of our Business Combination. However, certain of our shareholders who hold shares of our Class A common stock that were originally purchased by Arclight’s Sponsor in a private placement prior to Arclight’s initial public offering (the “Founder Shares”), may nonetheless be inclined to sell such Founder Shares as they were originally purchased at an effective price significantly less than $10.00 per share. The currently outstanding 7,779,076 Founder Shares were purchased at an effective price of $0.003 per share. Accordingly, holders of the Founder Shares could sell their securities at a per-share price that is less than $10.00 and still realize a significant profit from the sale of those securities that could not be realized by our other shareholders. On November 11, 2022, the closing price of our Class A common stock was $8.90. Based on this closing price, the aggregate sales price of the Founder Shares would be approximately $69,233,776.

The Founder Shares are currently subject to restrictions on transfer under applicable lock-up agreements; however, these restrictions are due to expire on January 17, 2023, resulting in these shares becoming eligible for public sale on January 18, 2023, if they are registered under the Securities Act, or if they qualify for an exemption from registration under the Securities Act.

Litigation or legal proceedings could expose us to significant liabilities and have a negative impact on our reputations or business.

We may become subject to claims, litigation, disputes and other legal proceedings from time to time. We evaluate these claims, litigation, disputes and other legal proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, we may establish reserves, as appropriate. These assessments and estimates are based on the information available to each management team at the time of its respective assessment and involve a significant amount of management judgment. Actual outcomes or losses may differ materially from our assessments and estimates.

Under the terms of ArcLight’s placement agent agreements with BofA Securities, Inc. (“BofA”), Credit Suisse Securities (USA) LLC (“CS”), Barclays Capital Inc. (“Barclays”) and Citigroup Global Markets Inc. (“Citi” and together with BofA, CS and Barclays, the “Advisors”) entered into in connection with the PIPE Investment, its financial advisory agreement with Citi entered into in connection with the Business Combination, and its Underwriting Agreement with Citi and Barclays entered in connection with ArcLight’s IPO, ArcLight agreed to indemnify and hold harmless each of the respective Advisors, their affiliates and each of their respective directors, officers, agents and employees from and against any losses and claims arising in any manner out of or in connection with the services provided to ArcLight thereunder. Under the terms of OPAL Fuels’ financial advisory agreements with BofA and CS, OPAL Fuels agreed to indemnify and hold harmless each of BofA and CS, their affiliates and each of their respective directors, officers, employees and agents from and against any losses and claims arising in any manner out of or in connection with the services provided to OPAL Fuels thereunder. Accordingly, if any claims, litigation, disputes or other legal proceedings are brought by third parties against any of the Advisors in relation to the services it provided to ArcLight or OPAL Fuels under any of these agreements, then we may be liable to pay for or reimburse such Advisor or Advisors for the losses and costs it incurs unless the losses and costs are finally judicially determined to have resulted from the gross negligence, bad faith or willful misconduct of such Advisor or Advisors or their respective directors, officers, employees and agents. Additionally, each of the agreements described above contains a contribution provision in the event that such indemnification is unavailable or otherwise prohibited by law, however, the contribution obligations of each Advisor are limited to the amount of compensation or fees actually paid to such party in respect of the engagement. As a result, the contribution obligations of Barclays and Citi under the Underwriting Agreement are limited to the initial underwriting commission paid at the time of ArcLight’s IPO and the Advisors otherwise have no further contribution liability under the other agreements (including the Underwriting Agreement) because they waived their rights to any fees or deferred underwriting commissions in connection with their resignations as described under Summary — Recent Developments. Therefore, as a result of the Advisors’ resignations, and in contrast to other transactions where the underwriters and financial advisors did not resign and waive rights to fees or deferred underwriting commissions, as the case may be, our potential financial liability with respect to an indemnified loss where such indemnification is otherwise unavailable to the indemnified party may be higher under the respective agreements than it would have been had such underwriters and financial advisors not resigned and waived their rights to any fees or deferred underwriting commissions.

Even when not merited or whether or not we ultimately prevail, the defense of these lawsuits may divert management’s attention, and we may incur significant expenses in defending these lawsuits. The results of litigation and other legal proceedings are inherently uncertain, and adverse judgments or settlements in some of these legal disputes may result in adverse monetary damages, penalties or injunctive relief against us which could negatively impact any of our financial positions, cash flows or results of operations. Further, any liability or negligence claim against us in US courts may, if successful, result in damages being awarded that contain punitive elements and therefore may significantly exceed the loss or damage suffered by the successful claimant. Any claims or litigation, even if fully indemnified or insured, could damage our reputation and make it more difficult to compete effectively or to obtain adequate insurance in the future. A settlement or an unfavorable outcome in a legal dispute could have an adverse effect on our business, financial condition, results of operations, cash flows and/or prospects.

Furthermore, while we maintain insurance for certain potential liabilities, such insurance does not cover all types and amounts of potential liabilities and is subject to various exclusions as well as caps on amounts recoverable. Even if we believe a claim is covered by insurance, insurers may dispute its entitlement to recovery for a variety of potential reasons, which may affect the timing and, if the insurers prevail, the amount of our recovery.

Our business and operations could be negatively affected if we become subject to any securities litigation or shareholder activism, which could cause us to incur significant expense, hinder execution of business and growth strategy and impact its stock price.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Shareholder activism, which could take many forms or arise in a variety of situations, has been increasing recently. Volatility in the stock price of our Class A common stock or other reasons may in the future cause it to become the target of securities litigation or shareholder activism. Securities litigation and shareholder activism, including potential proxy contests, could result in substantial costs and divert management’s and our board’s attention and resources from our business. Additionally, such securities litigation and shareholder activism could give rise to perceived uncertainties as to our future, adversely affect our relationships with service providers and make it more difficult to attract and retain qualified personnel. Also, we may be required to incur significant legal fees and other expenses related to any securities litigation and activist shareholder matters. Further, our stock price could be subject to significant fluctuation or otherwise be adversely affected by the events, risks and uncertainties of any securities litigation and shareholder activism.

We are subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that will increase both our costs and the risk of noncompliance.

We are subject to rules and regulations by various governing bodies, including, for example, the SEC, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations has resulted in increased general and administrative expenses.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

We are an “emerging growth company,” and our election to comply with the reduced disclosure requirements as a public company may make our Class A common stock less attractive to investors.

For so long as we remain an “emerging growth company,” as defined in the JOBS Act, we may take advantage of certain exemptions from various requirements that are applicable to public companies that are not “emerging growth companies,” including not being required to comply with the independent auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, being required to provide fewer years of audited financial statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may lose our emerging growth company status and become subject to the SEC’s internal control over financial reporting management and auditor attestation requirements. If we are unable to certify the effectiveness of our internal controls, or if our internal controls have a material weakness, we could be subject to regulatory scrutiny and a loss of confidence by stockholders, which could harm our business and adversely affect the market price of the common stock. We will cease to be an “emerging growth company” upon the earliest to occur of: (i) the last day of the fiscal year in which we have more than $1.235 billion in annual revenue; (ii) the date we qualify as a large accelerated filer, with at least $700.0 million of equity securities held by non-affiliates; (iii) the date on which we have, in any three-year period, issued more than $1.0 billion in non-convertible debt securities; and (iv) December 31, 2026 (the last day of the fiscal year following the fifth anniversary of ArcLight becoming a public company).

As an emerging growth company, we may choose to take advantage of some but not all of these reduced reporting burdens. Accordingly, the information we provide to our stockholders may be different than the information you receive from other public companies in which you hold stock. In addition, the JOBS Act also provides that an “emerging growth company” can take advantage of an extended transition period for complying with new or revised accounting standards. We have elected to take advantage of this extended transition period under the JOBS Act. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards. It is possible that some investors will find our Class A common stock less attractive as a result, which may result in a less active trading market for our Class A common stock and higher volatility in our stock price.

Our current majority stockholder has control over all stockholder decisions because it controls a substantial majority of our voting power through “high vote” voting stock. Such majority stockholder, and the persons controlling such majority stockholder, including Fortistar and Mr. Mark Comora, our Chairman of the board of directors, may have potential conflicts of interest in connection with existing or proposed business relationships and decisions impacting us and, even in situations where it does not have a conflict of interest, its interests in such matters may be different than the other stockholders.

The dual-class structure of our common stock has the effect of concentrating voting control with Mr. Mark Comora who, through his control of OPAL Holdco and Hillman, beneficially owns in the aggregate a substantial majority of the voting power of our capital stock on most issues of corporate governance. Mr. Mark Comora beneficially owns 145,279,637 shares of OPAL, comprising 85.7% of our outstanding common stock as of November 11, 2022. All of these shares (with the exception of 800,600 shares of Class A common stock purchased by Fortistar in the PIPE Investment) are Class D common stock, which have no economic rights but are entitled to five votes per share, giving Mr. Mark Comora control over 96.6% of our voting power. OPAL Holdco and Hillman are controlled, indirectly, by Mr. Mark Comora through entities affiliated with Mr. Mark Comora, including Fortistar and certain of its other affiliates. Mr. Mark Comora is the Chairman of our board of directors.

Accordingly, Mr. Mark Comora is able to control most matters submitted to our stockholders for approval. This concentrated control will limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments to our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval. This may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our stockholders. More specifically, Mr. Mark Comora has the ability to control our management and our major strategic investments and decisions as a result of his ability to control the election or, in some cases, the replacement of our directors. In the event of the death of Mr. Mark Comora, control of the shares of common stock controlled by Mr. Mark Comora will be transferred to the persons or entities that he has designated. In his position as the Chairman of our board, Mr. Mark Comora owes a fiduciary duty to our stockholders and must act in good faith in a manner he reasonably believes to be in the best interests of our stockholders. As a beneficial owner of our common stock, even as a controlling stockholder Mr. Mark Comora is entitled to vote the shares he controls, in his own interests, which may not always be in the interests of our stockholders generally.

Future transfers by holders of Class C common stock and Class D common stock, which carry five votes per share, will generally result in those shares converting to Class A common stock and Class B common stock, respectively, which carry only one vote per share, unless in each case made to a Qualified Stockholder (as defined in the Second A&R LLC Agreement). The conversion of Class D common stock to Class B common stock and the conversion of Class C common stock to Class A common stock, as the case may be, means that no third party stockholders can leverage the high vote to offset the voting power held by the OPAL Holdco and Hillman.

In addition, Fortistar and certain of its affiliates (other than our subsidiaries), which are controlled by Mr. Mark Comora (who also controls OPAL Holdco and Hillman), manage numerous investment vehicles and separately managed accounts. Fortistar and these affiliates may compete with us for acquisition and other business opportunities, which may present conflicts of interest for these persons. If these entities or persons decide to pursue any such opportunity, we may be precluded from procuring such opportunities. In addition, investment ideas generated within Fortistar and these affiliates may be suitable both for us and for current or future investment vehicles managed by Fortistar and these affiliates and may be directed to such investment vehicles rather than to us. Neither Fortistar nor members of our management team who are also members of the management of Fortistar or of any of these affiliates, including Mr. Mark Comora and Mr. Nadeem Nisar (who serves on our board), have any obligation to present us with any potential business opportunity of which they become aware, unless, (i) such opportunity is expressly offered to such person solely in his or her capacity as a one of our directors or officers, (ii) such opportunity is one we are legally and contractually permitted to undertake and would otherwise be reasonable for us to pursue, and (iii) the director or officer is permitted to refer that opportunity to us without violating another legal obligation. Fortistar and/or members of our management team, such as Mr. Mark Comora or Mr. Nisar in their capacities as management of Fortistar or in their other endeavors, may be required to present potential business opportunities to the related entities described above, current or future affiliates of Fortistar, or third parties, before they present such opportunities to us. The personal and financial interests of such persons described above may be in conflict with the interests of ours and influence their motivation in identifying and selecting our business opportunities, their support or lack thereof for pursuing such business opportunities and our operations.

The existence of a family relationship between Mr. Mark Comora, as our Chairman of our board, and Mr. Adam Comora, as our Co-Chief Executive Officer, may result in a conflict of interest on the part of such persons between what he, in his capacity as Chairman or Co-Chief Executive Officer, respectively, may believe is in our best interests and the interests of our stockholders in connection with a decision to be made by us through our board, standing committees thereof, and management and what he may believe is best for himself or his family members in connection with the same decision.

Mr. Mark Comora and Mr. Adam Comora are father and son. In his position as the Chairman of our board, Mr. Mark Comora owes a fiduciary duty to our stockholders and must act in good faith in a manner he reasonably believes to be in the best interests of the stockholders. And in his position as our Co-Chief Executive Officer, Mr. Adam Comora owes a fiduciary duty to our stockholders and must act in good faith in a manner he reasonably believes to be in the best interests of the stockholders. Nevertheless, the existence of this family relationship may result in a conflict of interest on the part of such persons between what he may believe is in our best interests and the best interests of our stockholders and what he may believe is best for himself or his family members in connection with a business opportunity or other matter to be decided by OPAL through its board, standing committees thereof, and management. Moreover, even if such family relationship does not create an actual conflict, the perception of a conflict in the press or the financial or business community generally could create negative publicity or other reaction with respect to the business opportunity or other matters to be decided by us through our board, standing committees thereof, and management, which could adversely affect the business generated by us and our relationships with its existing customers and other counterparties, impact the behavior of third party participants or other persons in the proposed business opportunity or other matter to be decided, otherwise negatively impact our business prospects related to such matter, or negatively impact the trading market for our securities.

Our only material assets are our direct interests in OPAL Fuels, and we are accordingly dependent upon distributions from OPAL Fuels to pay dividends and taxes and other expenses.

We are a holding company and have no material assets other than our ownership of Class A Units in OPAL Fuels. We therefore have no independent means of generating revenue. We intend to cause our subsidiaries (including OPAL Fuels) to make distributions in an amount sufficient to cover all applicable taxes and other expenses payable and dividends, if any, declared by us. The agreements governing our debt facilities impose, and agreements governing our future debt facilities are expected to impose, certain restrictions on distributions by such subsidiaries to us, and may limit our ability to pay cash dividends. The terms of any credit agreements or other borrowing arrangements that we may enter into in the future may impose similar restrictions. To the extent that we needs funds, and any of our direct or indirect subsidiaries is restricted from making such distributions under these debt agreements or applicable law or regulation, or is otherwise unable to provide such funds, it could materially adversely affect our liquidity and financial condition.

If we are deemed an “investment company” under the Investment Company Act as a result of our ownership of OPAL Fuels, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on its business.

A person may be deemed to be an “investment company” for purposes of the Investment Company Act if it owns investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items), absent an applicable exemption. We have no material assets other than our interests in OPAL Fuels. As managing member of OPAL Fuels, we generally have control over all of the affairs and decision making of OPAL Fuels. On the basis of our control over OPAL Fuels, we believe our direct interest in OPAL Fuels is not an “investment security” within the meaning of the Investment Company Act. If we were to cease participation in the management of OPAL Fuels, however, our interest in OPAL Fuels could be deemed an “investment security,” which could result in our being required to register as an investment company under the Investment Company Act and becoming subject to the registration and other requirements of the Investment Company Act.

The Investment Company Act and the rules thereunder contain detailed parameters for the organization and operations of investment companies. Among other things, the Investment Company Act and the rules thereunder limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities, prohibit the issuance of stock options and impose certain governance requirements. We intend to conduct our operations so that we will not be deemed to be an investment company under the Investment Company Act. However, if anything were to happen which would require us to register as an investment company under the Investment Company Act, requirements imposed by the Investment Company Act, including limitations on its capital structure, ability to transact business with affiliates and ability to compensate key employees, could make it impractical for us to continue our business as currently conducted, impair the agreements and arrangements between and among us, OPAL Fuels, members of their respective management teams and related entities or any combination thereof and materially adversely affect our business, financial condition and results of operations.

We are a controlled company, and thus not subject to all of the corporate governance rules of Nasdaq. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

We are considered a “controlled company” under the rules of Nasdaq. Controlled companies are exempt from the Nasdaq corporate governance rules requiring that listed companies have (i) a majority of the board of directors consist of “independent” directors under the listing standards of Nasdaq, (ii) a nominating/corporate governance committee composed entirely of independent directors and a written nominating/corporate governance committee charter meeting the Nasdaq requirements and (iii) a compensation committee composed entirely of independent directors and a written compensation committee charter meeting the requirements of Nasdaq. We expect to take advantage of some or all of the exemptions described above for so long as we are a controlled company. If we use some or all of these exemptions, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

The dual-class structure of our common stock may adversely affect the trading market for the shares of Class A common stock.

We cannot predict whether our dual class structure, which affords the shares of Class A common stock and Class B common stock one vote per share while affording the shares of Class C common stock and Class D common stock with five votes per share, combined with our concentrated voting control by OPAL Holdco due to its ownership of shares of Class D common stock, will result in a lower or more volatile market price of the shares of Class A common stock or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indexes. Under any such announced policies or future policies, our dual class capital structure could make us ineligible for inclusion in certain indices, and as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track those indices will not be investing in our stock. It is unclear what effect, if any, these policies will have on the valuations of publicly traded companies excluded from such indices, but it is possible that they may depress valuations as compared to similar companies that are included. As a result, the market price of shares of Class A common stock could be adversely affected.

We may be required to repurchase up to 1,659,658 shares of our Class A common stock from an investor with whom we entered into a forward purchase agreement in connection with the Business Combination closing, which would reduce the amount of cash available to us to fund our growth plan.

In connection with the closing of the Business Combination, Arclight entered into the Forward Purchase Agreement with Meteora, pursuant to which Meteora purchased 2,000,000 Class A ordinary shares of ArcLight from shareholders that had previously tendered such shares for redemption but agreed to reverse their redemption and sell such shares to Meteora at the redemption price, resulting in Meteora holding a total of 2,000,000 Class A ordinary shares, which Meteora agreed not to redeem in connection with the Business Combination. We have agreed that on the six-month anniversary of the closing of the Business Combination, to the extent Meteora still holds such shares, Meteora may elect to cause us to purchase such shares at a per share price of $10.02 per share. Subsequent to the closing, Meteora informed the Company that it has entered into sale transactions with respect to 340,342 shares of Class A common stock. As a result, approximately $3,410,227 was released from escrow to the Company. If Meteora holds some or all of the 1,659,658 remaining shares on that date, and the per share trading price of our Class A common shares is less than $10.02 per share, we would expect that Meteora will exercise this repurchase right with respect to such shares. We have placed $16,629,773 remaining in escrow to secure our purchase obligations to Meteora under the Forward Purchase Agreement. If we are required to repurchase these shares, it would reduce the amount of cash available to fund our growth plan.

There can be no assurance that we will be able to comply with the continued listing standards of Nasdaq.

Our shares of Class A common stock and the Public Warrants are listed on Nasdaq under the symbols “OPAL” and “OPALW,” respectively. If Nasdaq delists our securities from trading on its exchange for failure to meet the listing standards, we and our stockholders could face significant negative consequences. If we are required to repurchase any shares of our Class A common stock from Meteora pursuant to the Forward Purchase Agreement, it may cause us to fail to satisfy the Nasdaq’s minimum standard requirements, including its requirement that we have a minimum of 1,000,000 unrestricted publicly held shares. The consequences of failing to meet the listing requirements include:

●	limited availability of market quotations for our securities;

●	a determination that the Class A common stock is a “penny stock” which will require brokers trading in the Class A common stock to adhere to more stringent rules;

●	possible reduction in the level of trading activity in the secondary trading market for shares of the Class A common stock;

●	a limited amount of analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

Because there are no current plans to pay cash dividends on shares of common stock for the foreseeable future, you may not receive any return on investment unless you sell your shares of common stock for a price greater than that which you paid for it.

We intend to retain future earnings, if any, for future operations, expansion and debt repayment and there are no current plans to pay any cash dividends for the foreseeable future. The declaration, amount and payment of any future dividends on shares of common stock will be at the sole discretion of our board, who may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax, and regulatory restrictions, implications on the payment of dividends by us to our its stockholders or by our subsidiaries to us and such other factors our board may deem relevant. In addition, our ability to pay dividends is limited by covenants of any indebtedness we incur. As a result, you may not receive any return on an investment in the shares of Class A common stock unless you sell your shares of Class A common stock for a price greater than that which you paid for it.

Anti-takeover provisions are contained in the Organizational Documents that could delay or prevent a change of control.

Certain provisions of the Organizational Documents may have an anti-takeover effect and may delay, defer or prevent a merger, acquisition, tender offer, takeover attempt or other change of control transaction that a stockholder of ours might consider is in its best interest, including those attempts that might result in a premium over the market price for the shares of our Class A common stock.

These provisions, among other things:

●	authorize our board to issue new series of preferred stock without stockholder approval and create, subject to applicable law, a series of preferred stock with preferential rights to dividends or our assets upon liquidation, or with superior voting rights to the existing shares of common stock;

●	eliminate the ability of stockholders to call special meetings of stockholders;

●	eliminate the ability of stockholders to fill vacancies on our board;

●	establish advance notice requirements for nominations for election to our board or for proposing matters that can be acted upon by stockholders at annual stockholder meetings;

●	permit our board to establish the number of directors;

●	provide that our board is expressly authorized to make, alter or repeal the Bylaws; and

●	limit the jurisdictions in which certain stockholder litigation may be brought.

These anti-takeover provisions, together with the control of the voting power of by OPAL Holdco, could make it more difficult for a third-party to acquire us, even if the third party’s offer may be considered beneficial by many of our stockholders. As a result, our stockholders may be limited in their ability to obtain a premium for their shares. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire. See “Description of Securities — Anti-Takeover Effects of Provisions of Delaware Law and the Organizational Documents.”

In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits that we realize in respect of the tax attributes subject to the Tax Receivable Agreement.

Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we determine, and the IRS or another tax authority may challenge all or a part of the existing tax basis, tax basis increases, or other tax attributes subject to the Tax Receivable Agreement, and a court could sustain such challenge. The parties to the Tax Receivable Agreement will not reimburse us for any payments previously made if such tax basis is, or other tax benefits are, subsequently disallowed, except that any excess payments made to a party under the Tax Receivable Agreement will be netted against future payments otherwise to be made under the Tax Receivable Agreement, if any, after the determination of such excess.

If we experience a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, any plan of liquidation and other forms of business combinations or changes of control) or the Tax Receivable Agreement terminates early (at our election or as a result of a breach, including a breach for our failing to make timely payments under the Tax Receivable Agreement for more than three months, except in the case of certain liquidity exceptions), we could be required to make a substantial, immediate lump-sum payment based on the present value of hypothetical future payments that could be required under the Tax Receivable Agreement. The calculation of the hypothetical future payments would be made using certain assumptions and deemed events set forth in the Tax Receivable Agreement, including (i) the sufficiency of taxable income to fully utilize the tax benefits, (ii) any OPAL Fuels Common Units (other than those held by us) outstanding on the termination date are exchanged on the termination date and (iii) the utilization of certain loss carryovers over a certain time period. Our ability to generate net taxable income is subject to substantial uncertainty. Accordingly, as a result of the assumptions, the required lump-sum payment may be significantly in advance of, and could materially exceed, the realized future tax benefits to which the payment relates.

As a result of either an early termination or a change of control, we could be required to make payments under the Tax Receivable Agreement that exceed our actual cash savings. Consequently, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. For example, assuming no material changes in the relevant tax law, we expect that if we experienced a change of control the estimated Tax Receivable Agreement lump-sum payment would range from approximately $316.0 million to approximately $356.0 million depending on OPAL Fuels’ rate of recovery of the tax basis increases associated with the deemed exchange of the OPAL Fuels Common Units (other than those held by us). This estimated Tax Receivable Agreement lump-sum payment is calculated using a discount rate equal to 3.58%, applied against an undiscounted liability of approximately $433.0 million. If the Tax Receivable Agreement Participants were to exchange all of their OPAL Fuels Common Units, OPAL would recognize a deferred tax asset of approximately $508.0 million and a related liability for payments under the Tax Receivable Agreement of approximately $432.0 million, assuming (i) that the Tax Receivable Agreement Participants redeemed or exchanged all of their OPAL Fuels Common Units on the Closing Date; (ii) a price of $10.00 per share; (iii) a constant combined effective income tax rate of 26.47%; (iv) OPAL will have sufficient taxable income in each year to realize the tax benefits that are subject to the Tax Receivable Agreement; and (v) no material changes in tax law. These amounts are estimates and have been prepared for informational purposes only. The actual amount of deferred tax assets and related liabilities that we will recognize will differ based on, among other things, the timing of the exchanges, the price of the shares of Class A common stock at the time of the exchange, and the tax rates then in effect. There can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreement.

It is more likely than not that the deferred tax assets will not be realized in accordance with ASC Topic 740, ‘Income Taxes’. As such, ArcLight has reduced the full carrying amount of the deferred tax assets with a valuation allowance under both scenarios. Management will continue to monitor and consider the available evidence from quarter to quarter, and year to year, to determine if more or less valuation allowance is required at that time.

Finally, because we are a holding company with no operations of its own, its ability to make payments under the Tax Receivable Agreement depends on the ability of OPAL Fuels to make distributions to it. To the extent that OPAL is unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest until paid, which could negatively impact OPAL’s results of operations and could also affect its liquidity in periods in which such payments are made.

Risks Related to Our Warrants and the Offer and Consent Solicitation

The Warrants may have an adverse effect on the market price of our Class A common stock.

As of the date of this Prospectus/Offer to Exchange, we have 6,223,233 outstanding public warrants to purchase 6,223,233 shares of our Class A common stock, exercisable at an exercise price of $11.50 per share, which expire on the earlier to occur of July 21, 2027 or redemption; and (ii) 9,223,261 outstanding private placement warrants to purchase 9,223,261 shares of our Class A common stock, exercisable at an exercise price of $11.50 per share, which expire on the earlier to occur of July 21, 2027 or redemption. The exercise of a significant number of the warrants in the future may have an adverse effect on the market price of our Class A common stock, in that it may increase the number of shares that are available for sale in the market.

The exercise of the warrants, and any proceeds we may receive from their exercise, are highly dependent on the price of our Class A common stock and the spread between the exercise price of the warrant and the price of our Class A common stock at the time of exercise. For example, to the extent that the price of our Class A common stock exceeds $11.50 per share, it is more likely that holders of our warrants will exercise their warrants. If the price of our Class A common stock is less than $11.50 per share, it is unlikely that such holders will exercise their warrants. As of October 13, 2022, the closing price of our Class A common stock was $6.23 per share. There can be no assurance that all of our warrants will be in the money prior to their expiration. Further, our Sponsor and its permitted transferees have the option to exercise the private placement warrants on a cashless basis.

The Warrant Amendment, if approved, will allow us to require that all outstanding warrants be exchanged for Class A common stock at a ratio 10% lower than the exchange ratio applicable to the Offer.

If we complete the Offer and Consent Solicitation and obtain the requisite approval of the Warrant Amendment by holders of the warrants, the Company will have the right to require holders of all warrants that remain outstanding upon the closing of the Offer to exchange each of their warrants for 0.225 shares of Class A common stock. This represents a ratio of shares of Class A common stock per warrant that is 10% less than the exchange ratio applicable to the Offer. Although we intend to require an exchange of all remaining outstanding warrants as a result of the approval of the Warrant Amendment, we would not be required to effect such an exchange and may defer doing so, if ever, until most economically advantageous to us.

Pursuant to the terms of the Warrant Agreement, the consent of holders of at least 65% of each of (i) the outstanding public warrants and (ii) the outstanding private placement warrants is required to approve the Warrant Amendment. Therefore, one of the conditions to the adoption of the Warrant Amendment is the receipt of the consent of holders of at least 65% of each of (i) the outstanding public warrants and (ii) the outstanding private placement warrants. Pursuant to the Tender and Support Agreement, parties representing approximately 53.3% and 100% of the outstanding public warrants and outstanding private placement warrants, respectively, have agreed to tender their public warrants and private placement warrants (as applicable) in the Offer and to consent to the Warrant Amendment in the Consent Solicitation. Accordingly, if holders of an additional approximately 11.7% of our outstanding public warrants consent to the Warrant Amendment in the Consent Solicitation, and the other conditions described herein are satisfied or waived, then the Warrant Amendment will be adopted.

If the Warrant Amendment is adopted, we currently intend to require the exchange of all outstanding warrants for shares of Class A common stock as provided in the Warrant Amendment, which would result in the holders of any remaining outstanding warrants receiving approximately 10% fewer shares than if they had tendered their warrants in the Offer.

The exchange of warrants for Class A common stock will increase the number of shares eligible for future resale and result in dilution to our stockholders.

Our warrants may be exchanged for shares of Class A common stock pursuant to the Offer, which will increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders, although there can be no assurance that such warrant exchange will be completed or that all of the holders of the warrants will elect to participate in the Offer. Any warrants remaining outstanding after the exchange likely will be exercised only if the $11.50 per share exercise price is below the market price of our Class A common stock. We also intend to require an exchange of all remaining outstanding warrants assuming the approval of the Warrant Amendment. To the extent such warrants are exchanged following the approval of the Warrant Amendment or exercised, additional shares of Class A common stock will be issued. These issuances of Class A common stock will result in dilution to our stockholders and increase the number of shares eligible for resale in the public market.

We have not obtained a third-party determination that the Offer or the Consent Solicitation is fair to warrant holders.

None of our board of directors, our officers or employees, our affiliates, the dealer manager, the exchange agent, or the information agent makes any recommendation as to whether you should exchange some or all of your warrants or consent to the Warrant Amendment. We have not retained, and do not intend to retain, any unaffiliated representative to act on behalf of the warrant holders for purposes of negotiating the Offer or Consent Solicitation or preparing a report concerning the fairness of the Offer or the Consent Solicitation. You must make your own independent decision regarding your participation in the Offer and the Consent Solicitation.

There is no guarantee that tendering your warrants in the Offer will put you in a better future economic position.

We can give no assurance as to the market price of our Class A common stock in the future. If you choose to tender some or all of your warrants in the Offer, future events may cause an increase in the market price of our Class A common stock and warrants, which may result in a lower value realized by participating in the Offer than you might have realized if you did not exchange your warrants. Similarly, if you do not tender your warrants in the Offer, there can be no assurance that you can sell your warrants (or exercise them for shares of Class A common stock) in the future at a higher value than would have been obtained by participating in the Offer. In addition, if the Warrant Amendment is adopted, and you choose not to tender some or all of your warrants in the Offer, you may receive fewer shares than if you had tendered your warrants in the Offer. You should consult your own individual tax and/or financial advisor for assistance on how this may affect your individual situation.

The number of shares of Class A common stock offered in the Offer is fixed. The market price of our Class A common stock may fluctuate, and the market price of our Class A common stock when we deliver our Class A common stock in exchange for your warrants could be less than the market price at the time you tender your warrants.

The number of shares of Class A common stock offered in the Offer for each warrant accepted for exchange is fixed at the number of shares specified on the cover of this Prospectus/Offer to Exchange and will fluctuate in value if there is any increase or decrease in the market price of our Class A common stock or the warrants after the date of this Prospectus/Offer to Exchange. Therefore, the market price of our Class A common stock when we deliver Class A common stock in exchange for your warrants could be less than the market price of the warrants at the time you tender your warrants. The market price of our Class A common stock could continue to fluctuate and be subject to volatility during the period of time between when we accept warrants for exchange in the Offer and when we deliver Class A common stock in exchange for warrants, or during any extension of the Offer Period.

We may amend the terms of the warrants in a manner that may be adverse to holders of the warrants with the approval of the holders of at least 65% of each of (i) the then-outstanding public warrants and (ii) the then-outstanding private placement warrants. As a result, the exercise price of your warrants could be increased, the exercise period could be shortened, and the number of shares of Class A common stock purchasable upon exercise of a warrant could be decreased, all without a warrant holder’s approval.

The warrants are issued in registered form under the Warrant Agreement. The Warrant Agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 65% of each of (i) the then-outstanding public warrants and (ii) the then-outstanding private placement warrants to make any change that adversely affects the interests of the registered holders of warrants. Accordingly, we may amend the terms of the warrants in a manner adverse to a holder if holders of at least 65% of each of the then-outstanding public warrants and private placement warrants approve of such amendment. Although our ability to amend the terms of the warrants with the consent of at least 65% of each of the then-outstanding public warrants and private placement warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, exchange the warrants for cash or Class A common stock, shorten the exercise period, or decrease the number of shares of Class A common stock purchasable upon exercise of a warrant.

Registration of the shares of our Class A common stock issuable upon exercise of the warrants under the Securities Act may not be in place when an investor desires to exercise warrants.

Under the terms of the Warrant Agreement, we are obligated to file and maintain an effective registration statement under the U.S. Securities Act of 1933, as amended (the “Securities Act”), covering the issuance of shares of our Class A common stock issuable upon exercise of the warrants, and thereafter will use our commercially reasonable efforts to maintain a current prospectus relating to the Class A common stock issuable upon exercise of the warrants, until the expiration of the warrants in accordance with the provisions of the Warrant Agreement. We cannot assure you that we will be able to do so if, for example, any facts or events arise that represent a fundamental change in the information set forth in the registration statement or prospectus, the financial statements contained or incorporated by reference therein are not current or correct, or the SEC issues a stop order. If the shares issuable upon exercise of the warrants are not registered under the Securities Act, we are required to permit holders to exercise their warrants on a cashless basis. However, no warrant will be exercisable for cash or on a cashless basis, and we will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption from registration is available. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying shares of Class A common stock for sale under all applicable state securities laws.

We may redeem your unexpired warrants that are not exchanged prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.

We will have the ability to redeem outstanding warrants (excluding any private placement warrants held by the Sponsor or their permitted transferees) at any time after they become exercisable and prior to their expiration, at $0.01 per warrant, provided that the last reported sales price of our Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations, and the like) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date we send proper notice of such redemption, provided that on the date we give notice of redemption and during the entire period thereafter until the time it redeems the warrants, we have an effective registration statement under the Securities Act covering the shares of our Class A common stock issuable upon exercise of the warrants and a current prospectus relating to them is available. We will also have the ability to redeem outstanding warrants at any time after they become exercisable and prior to their expiration, at $0.10 per warrant, provided that (i) the last reported sales price of our Class A common stock equals or exceeds $10.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations, and the like) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date we send proper notice of such redemption and (ii) if the last reported sales price of our Class A common stock is less than $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations, and the like), the private placement warrants are also concurrently called for redemption on the same terms as the outstanding public warrants. If and when the warrants that are not exchanged become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding warrants could force a warrant holder to (i) exercise your warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) sell your warrants at the then-current market price when you might otherwise wish to hold your warrants, or (iii) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, will be substantially less than the market value of your warrants.

The liquidity of the warrants that are not exchanged may be reduced.

If the Warrant Amendment is approved, it is unlikely that any warrants will remain outstanding following the completion of the Offer and Consent Solicitation. See “—The Warrant Amendment, if approved, will allow us to require that all outstanding warrants be exchanged for Class A common stock at a ratio 10% lower than the exchange ratio applicable to the Offer.” However, if any unexchanged warrants remain outstanding, then the ability to sell such warrants may become more limited due to the reduction in the number of warrants outstanding upon completion of the Offer and Consent Solicitation. Additionally, if we fail to satisfy the Nasdaq’s listing requirements as a result of the exchange, such as by having fewer than 300 round lot holders, then the market for unexchanged warrants will be further impaired. A more limited trading market might adversely affect the liquidity, market price, and price volatility of unexchanged warrants. If there continues to be a market for our unexchanged warrants, these securities may trade at a discount to the price at which the securities would trade if the number outstanding were not reduced, depending on the market for similar securities and other factors.

Nasdaq may delist our public warrants from trading on its exchange, which could limit public warrant holders’ ability to make transactions in our public warrants.

If the Warrant Amendment is approved, it is unlikely that any warrants will remain outstanding following the completion of the Offer and Consent Solicitation. See “—The Warrant Amendment, if approved, will allow us to require that all outstanding warrants be exchanged for Class A common stock at a ratio 10% lower than the exchange ratio applicable to the Offer.” However, if any unexchanged warrants remain outstanding following the completion of the Offer and Consent Solicitation, we cannot assure you that our warrants will continue to be listed on the Nasdaq in the future. In order to continue listing our warrants on the Nasdaq, there must be a minimum of at least two registered and active market makers for our warrants.

If a sufficient number of our warrant holders exchange their warrants for shares of Class A common stock in the Offer, there may no longer be at least two registered and active market makers for our warrants as required by the Nasdaq, and the Nasdaq could delist our warrants.

If the Nasdaq delists our warrants from trading on its exchange and we are not able to list our securities on another national securities exchange, our warrants could be quoted on an over-the-counter market. However, even if this were to occur, holders of warrants could face significant material adverse consequences, including:

●	a limited availability of market quotations for the warrants;

●	reduced liquidity for the warrants; and

●	the risk that any market makers that do initially make a market in our unexchanged warrants eventually cease to do so.

THE OFFER AND CONSENT SOLICITATION

Participation in the Offer and Consent Solicitation involves a number of risks, including, but not limited to, the risks identified in the section entitled “Risk Factors.” Warrant holders should carefully consider these risks and are urged to speak with their personal legal, financial, investment, and/or tax advisor as necessary before deciding whether or not to participate in the Offer and Consent Solicitation. In addition, we strongly encourage you to read this Prospectus/Offer to Exchange in its entirety, and the information and documents that have been included herein, before making a decision regarding the Offer and Consent Solicitation.

General Terms

Until the Expiration Date, we are offering to holders of our warrants the opportunity to receive 0.250 shares of Class A common stock in exchange for each warrant they hold. Holders of the warrants tendered for exchange will not have to pay the exercise price for the tendered warrants in order to receive shares of Class A common stock pursuant to the Offer. Our obligation to complete the Offer is not conditioned on the receipt of a minimum number of tendered warrants.

No fractional shares will be issued pursuant to the Offer. In lieu of issuing fractional shares, any holder of warrants who would otherwise have been entitled to receive fractional shares pursuant to the Offer will, after aggregating all such fractional shares of such holder, be paid cash (without interest) in an amount equal to such fractional part of a share multiplied by the last sale price of our Class A common stock on the Nasdaq on the last trading day of the Offer Period, less any applicable withholding taxes.

As part of the Offer, we are also soliciting from the holders of the warrants their consent to the Warrant Amendment, which, if approved, will permit the Company to require that all warrants outstanding upon completion of the Offer be exchanged for shares of Class A common stock at a ratio of 0.225 shares of Class A common stock per warrant, which is a ratio 10% less than the exchange ratio applicable to the Offer. The Warrant Amendment will permit us to eliminate all of the warrants that remain outstanding after the Offer is consummated. A copy of the Warrant Amendment is attached hereto as Annex A. We urge that you carefully read the Warrant Amendment in its entirety. Pursuant to the terms of the Warrant Agreement, the consent of holders of at least 65% of each of (i) the then-outstanding public warrants and (ii) the then-outstanding private placement warrants is required to approve the Warrant Amendment.

Holders who tender warrants for exchange in the Offer will automatically be deemed, without any further action, to have given their consent to approval of the Warrant Amendment (effective upon our acceptance of the tendered warrants). The consent to the Warrant Amendment is a part of the Letter of Transmittal and Consent relating to the warrants.

You cannot tender any warrants for exchange in the Offer without giving your consent to the Warrant Amendment. Thus, before deciding whether to tender any warrants, you should be aware that a tender of public warrants may result in the approval of the Warrant Amendment.

The Offer and Consent Solicitation is subject to the terms and conditions contained in this Prospectus/Offer to Exchange and the Letter of Transmittal and Consent.

You may tender some or all of your warrants into the Offer.

If you elect to tender warrants in the Offer and Consent Solicitation, please follow the instructions in this Prospectus/Offer to Exchange and the related documents, including the Letter of Transmittal and Consent.

If you tender warrants, you may withdraw your tendered warrants at any time before the Expiration Date and retain them on their current terms, or amended terms if the Warrant Amendment is approved, by following the instructions herein. In addition, warrants that are not accepted by us for exchange by December 16, 2022 may thereafter be withdrawn by you until such time as the warrants are accepted by us for exchange.

Corporate Information

Our principal executive offices are located at One North Lexington Avenue, Suite 1450, White Plains, New York 10601, and our telephone number is (914) 705-4000. We maintain a website at www.opalfuels.com where general information about us is available. The information contained on, or that may be accessed through, our website is not part of, and is not incorporated into, this Prospectus/Offer to Exchange or the registration statement of which it forms a part, and the inclusion of our website address in this Prospectus/Offer to Exchange is an inactive textual reference only.

Our Class A common stock and public warrants are listed on the Nasdaq under the symbols “OPAL” and “OPALW,” respectively.

Warrants Subject to the Offer

The warrants subject to the Offer were issued in connection with Arclight’s initial public offering. Each warrant entitles the holder to purchase one share of our Class A common stock at a price of $11.50 per share, subject to adjustment. The public warrants are quoted on the Nasdaq under the symbol “OPALW.” As of August 15, 2022, a total of 15,446,494 warrants were outstanding, consisting of 6,223,233 public warrants and 9,223,261 private placement warrants. Pursuant to the Offer, we are offering up to an aggregate of 3,861,623 shares of our Class A common stock in exchange for the public warrants and private placement warrants.

Offer Period

The Offer and Consent Solicitation will expire on the Expiration Date, which is 11:59 p.m., Eastern Time, on December 16, 2022, or such later time and date to which we may extend. We expressly reserve the right, in our sole discretion, at any time or from time to time, to extend the period of time during which the Offer and Consent Solicitation is open. There can be no assurance that we will exercise our right to extend the Offer Period. During any extension, all warrant holders who previously tendered warrants will have a right to withdraw such previously tendered warrants until the Expiration Date, as extended. If we extend the Offer Period, we will make a public announcement of such extension by no later than 9:00 a.m., Eastern Time, on the next business day following the Expiration Date as in effect immediately prior to such extension.

We may withdraw the Offer and Consent Solicitation only if the conditions to the Offer and Consent Solicitation are not satisfied or waived prior to the Expiration Date. Upon any such withdrawal, we are required by Rule 13e-4(f)(5) under the Exchange Act to promptly return the tendered warrants. We will announce our decision to withdraw the Offer and Consent Solicitation by disseminating notice by public announcement or otherwise as permitted by applicable law.

At the expiration of the Offer Period, the current terms of the warrants will continue to apply to any unexchanged warrants, or the amended terms if the Warrant Amendment is approved, until the warrants expire on July 21, 2027, subject to certain terms and conditions.

Amendments to the Offer and Consent Solicitation

We reserve the right, at any time or from time to time, to amend the Offer and Consent Solicitation, including by increasing or (if the conditions to the Offer are not satisfied) decreasing the exchange ratio of Class A common stock issued for every warrant exchanged or by changing the terms of the Warrant Amendment.

If we make a material change in the terms of the Offer and Consent Solicitation or the information concerning the Offer and Consent Solicitation, or if we waive a material condition of the Offer and Consent Solicitation, we will extend the Offer and Consent Solicitation to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Exchange Act. These rules require that the minimum period during which an offer must remain open after material changes in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the changed terms or information.

If we increase or decrease the exchange ratio of our Class A common stock issuable in exchange for a warrant, the amount of warrants sought for tender, or the dealer manager’s soliciting fee, and the Offer and Consent Solicitation is scheduled to expire at any time earlier than the end of the tenth business day from the date that we first publish, send, or give notice of such an increase or decrease, then we will extend the Offer and Consent Solicitation until the expiration of that ten-business-day period.

Other material amendments to the Offer and Consent Solicitation may require us to extend the Offer and Consent Solicitation for a minimum of five business days.

Partial Exchange Permitted

Our obligation to complete the Offer is not conditioned on the receipt of a minimum number of tendered warrants. If you choose to participate in the Offer, you may tender less than all of your warrants pursuant to the terms of the Offer. No fractional shares will be issued pursuant to the Offer. In lieu of issuing fractional shares, any holder of warrants who would otherwise have been entitled to receive fractional shares pursuant to the Offer will, after aggregating all such fractional shares of such holder, be paid cash (without interest) in an amount equal to such fractional part of a share multiplied by the last sale price of our Class A common stock on the Nasdaq on the last trading day of the Offer Period, less any applicable withholding taxes.

Conditions to the Offer and Consent Solicitation

The Offer and Consent Solicitation are conditioned upon the following:

●	the registration statement, of which this Prospectus/Offer to Exchange forms a part, shall have become effective under the Securities Act, and shall not be the subject of any stop order or proceeding seeking a stop order;

●	no action or proceeding by any government or governmental, regulatory, or administrative agency, authority, or tribunal or any other person, domestic or foreign, shall have been threatened, instituted, or pending before any court, authority, agency, or tribunal that directly or indirectly challenges the making of the Offer or the tender of some or all of the warrants pursuant to the Offer or otherwise relates in any manner to the Offer;

●	there shall not have been any action threatened, instituted, pending, or taken, or approval withheld, or any statute, rule, regulation, judgment, order, or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced, or deemed to be applicable to the Offer or Consent Solicitation or us, by any court or any authority, agency, or tribunal that, in our reasonable judgment, would or might, directly or indirectly, (i) make the acceptance for exchange of, or exchange for, some or all of the warrants illegal or otherwise restrict or prohibit completion of the Offer or Consent Solicitation or (ii) delay or restrict our ability, or render us unable, to accept for exchange or exchange some or all of the warrants; and

●	there shall not have occurred: (i) any general suspension of trading in securities in U.S. securities or financial markets; (ii) a declaration of a banking moratorium or any suspension of payments in respect to banks in the United States; (iii) any limitation (whether or not mandatory) by any government or governmental, regulatory, or administrative authority, agency, or instrumentality, domestic or foreign, or other event that, in our reasonable judgment, would or would be reasonably likely to affect the extension of credit by banks or other lending institutions; or (iv) a natural disaster, a significant worsening of the ongoing COVID-19 pandemic, an outbreak of a pandemic or contagious disease other than COVID-19, or a commencement or significant worsening of a war or armed hostilities or other national or international calamity, including, but not limited to, catastrophic terrorist attacks against the United States or its citizens, which, in our reasonable judgment, is or may be materially adverse to us or otherwise makes it inadvisable for us to proceed with the Offer and Consent Solicitation.

The Consent Solicitation is conditioned on our receiving the consent of holders of at least 65% of each of (i) the then-outstanding public warrants and (ii) the then-outstanding private placement warrants to approve the Warrant Amendment (which is the minimum threshold required to amend the Warrant Agreement).

We will not complete the Offer and Consent Solicitation unless and until the registration statement described above is effective. If the registration statement is not effective at the Expiration Date, we may, in our discretion, extend, suspend, or cancel the Offer and Consent Solicitation, and will inform warrant holders of such event. If we extend the Offer Period, we will make a public announcement of such extension and the new Expiration Date by no later than 9:00 a.m., Eastern Time, on the next business day following the Expiration Date as in effect immediately prior to such extension.

In addition, as to any warrant holder, the Offer and Consent Solicitation is conditioned upon such warrant holder desiring to tender warrants in the Offer delivering to the exchange agent in a timely manner the holder’s warrants to be tendered and any other required paperwork, all in accordance with the applicable procedures described in this Prospectus/Offer to Exchange and set forth in the Letter of Transmittal and Consent.

The foregoing conditions are solely for our benefit, and we may assert one or more of the conditions, in whole or in part, prior to the Expiration Date. We may also, in our sole and absolute discretion, waive these conditions in whole or in part, subject to the potential requirement to disseminate additional information and extend the Offer Period. The determination by us as to whether any condition has been satisfied shall be conclusive and binding on all parties. The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed a continuing right which may be asserted at any time and from time to time prior to the Expiration Date. If any of the conditions described above are not satisfied prior to the Expiration Date, we will promptly disclose our decision whether or not to waive such condition and, if the condition is material, we may be required to extend the Offer Period.

We may withdraw the Offer and Consent Solicitation only if the conditions of the Offer and Consent Solicitation are not satisfied or waived prior to the Expiration Date. Promptly upon any such withdrawal, we will return the tendered warrants (and the related consent to the Warrant Amendment will be revoked). We will announce our decision to withdraw the Offer and Consent Solicitation by disseminating notice by public announcement or otherwise as permitted by applicable law.

No Recommendation; Warrant Holder’s Own Decision

None of our board of directors, our officers or employees, our affiliates, the dealer manager, the exchange agent, or the information agent is making any recommendations to any warrant holder as to whether to exchange their warrants and deliver their consent to the Warrant Amendment. Each warrant holder must make its own decision as to whether to tender warrants for exchange pursuant to the Offer and consent to the amendment of the Warrant Agreement pursuant to the Consent Solicitation.

Procedure for Tendering Warrants for Exchange and Consenting to the Warrant Amendment

Issuance of Class A common stock upon exchange of warrants pursuant to the Offer and acceptance by us of warrants for exchange pursuant to the Offer and providing your consent to the Warrant Amendment will be made only if warrants are properly tendered pursuant to the procedures described below and set forth in the Letter of Transmittal and Consent. A tender of warrants pursuant to such procedures, if and when accepted by us, will constitute a binding agreement between the tendering holder of warrants and us upon the terms and subject to the conditions of the Offer and Consent Solicitation. The proper tender of your warrants will constitute a consent to the Warrant Amendment with respect to each warrant tendered.

A tender of warrants made pursuant to any method of delivery set forth herein will also constitute an agreement and acknowledgement by the tendering warrant holder that, among other things: (i) the warrant holder agrees to exchange the tendered warrants on the terms and conditions set forth in this Prospectus/Offer to Exchange and Letter of Transmittal and Consent, in each case, as may be amended or supplemented prior to the Expiration Date; (ii) the warrant holder consents to the Warrant Amendment; (iii) the Offer is discretionary and may be extended, modified, suspended, or terminated by us as provided herein; (iv) such warrant holder is voluntarily participating in the Offer; (v) the future value of our warrants and Class A common stock is unknown and cannot be predicted with certainty; (vi) such warrant holder has read this Prospectus/Offer to Exchange, the Letter of Transmittal and Consent, and the Warrant Amendment; and (vii) regardless of any action that the Company takes with respect to any or all income/capital gains tax, social security or insurance, transfer tax, or other tax-related items (“Tax Items”) related to the Offer and the disposition of warrants, the ultimate liability for all Tax Items is and remains the responsibility solely of the holder, and in that regard, such holder will authorize the Company to withhold all applicable Tax Items legally payable by such holder.

Registered Holders of Warrants; Beneficial Owners of Warrants

For purposes of the tender procedures set forth below, the term “registered holder” means any person in whose name warrants are registered on our books or who is listed as a participant in a clearing agency’s security position listing with respect to the warrants.

Persons whose warrants are held through a direct or indirect participant of The Depository Trust Company (“DTC”), such as a broker, dealer, commercial bank, trust company, or other financial intermediary, are not considered registered holders of those warrants but are “beneficial owners.” Beneficial owners cannot directly tender warrants for exchange pursuant to the Offer. Instead, a beneficial owner must instruct its broker, dealer, commercial bank, trust company, or other financial intermediary to tender warrants for exchange on behalf of the beneficial owner. See “—Required Communications by Beneficial Owners.”

Tendering Warrants Using Letter of Transmittal and Consent

A registered holder of warrants may tender their warrants for exchange using a Letter of Transmittal and Consent in the form provided by us with this Prospectus/Offer to Exchange. A Letter of Transmittal and Consent is to be used only if delivery of warrants is to be made by book-entry transfer to the exchange agent’s account at DTC pursuant to the procedures set forth in “—Tendering Warrants Using Book-Entry Transfer”; provided, however, that it is not necessary to execute and deliver a Letter of Transmittal and Consent if instructions with respect to the tender of such warrants are transmitted through DTC’s Automated Tender Offer Program (“ATOP”). If you are a registered holder of warrants, unless you intend to tender those warrants through ATOP, you should complete, execute, and deliver a Letter of Transmittal and Consent to indicate the action you desire to take with respect to the Offer and Consent Solicitation.

In order for warrants to be properly tendered for exchange pursuant to the Offer using a Letter of Transmittal and Consent, the registered holder of the warrants being tendered must ensure that the exchange agent receives the following: (i) a properly completed and duly executed Letter of Transmittal and Consent, in accordance with the instructions of the Letter of Transmittal and Consent (including any required signature guarantees); (ii) delivery of the warrants by book-entry transfer to the exchange agent’s account at DTC; and (iii) any other documents required by the Letter of Transmittal and Consent.

In the Letter of Transmittal and Consent, the tendering registered warrant holder must set forth: (i) its name and address; (ii) the number of warrants being tendered by the holder for exchange; and (iii) certain other information specified in the form of Letter of Transmittal and Consent.

In certain cases, all signatures on the Letter of Transmittal and Consent must be guaranteed by an Eligible Institution (as defined below). See “—Signature Guarantees.”

If the Letter of Transmittal and Consent is signed by someone other than the registered holder of the tendered warrants (for example, if the registered holder has assigned the warrants to a third-party), or if our shares of Class A common stock to be issued upon exchange of the tendered warrants are to be issued in a name other than that of the registered holder of the tendered warrants, the tendered warrants must be properly accompanied by appropriate assignment documents, in either case, signed exactly as the name(s) of the registered holder(s) appear on the warrants, with the signature(s) on the warrants or assignment documents guaranteed by an Eligible Institution.

Any warrants duly tendered and delivered as described above shall be automatically cancelled upon the issuance of Class A common stock in exchange for such warrants as part of the completion of the Offer.

Signature Guarantees

In certain cases, all signatures on the Letter of Transmittal and Consent must be guaranteed by an “Eligible Institution.” An “Eligible Institution” is a bank, broker dealer, credit union, savings association, or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association, or other entity that is an “eligible guarantor institution,” as that term is defined in Rule 17Ad-15 promulgated under the Exchange Act.

Signatures on the Letter of Transmittal and Consent need not be guaranteed by an Eligible Institution if (i) the Letter of Transmittal and Consent is signed by the registered holder of the warrants tendered therewith exactly as the name of the registered holder appears on such warrants and such holder has not completed the box entitled “Special Issuance Instructions” in the Letter of Transmittal and Consent, or (ii) such warrants are tendered for the account of an Eligible Institution. In all other cases, an Eligible Institution must guarantee all signatures on the Letter of Transmittal and Consent by completing and signing the table in the Letter of Transmittal and Consent entitled “Guarantee of Signature(s).”

Required Communications by Beneficial Owners

Persons whose warrants are held through a direct or indirect DTC participant, such as a broker, dealer, commercial bank, trust company, or other financial intermediary, are not considered registered holders of those warrants, but are “beneficial owners,” and must instruct the broker, dealer, commercial bank, trust company, or other financial intermediary to tender warrants on their behalf. Your broker, dealer, commercial bank, trust company, or other financial intermediary should have provided you with an “Instructions Form” with this Prospectus/Offer to Exchange. The Instructions Form is also filed as an exhibit to the registration statement of which this Prospectus/Offer to Exchange forms a part. The Instructions Form may be used by you to instruct your broker or other custodian to tender and deliver warrants on your behalf.

Tendering Warrants Using Book-Entry Transfer

The exchange agent has established an account for the warrants at DTC for purposes of the Offer and Consent Solicitation. Any financial institution that is a participant in DTC’s system may make book-entry delivery of warrants by causing DTC to transfer such warrants into the exchange agent’s account in accordance with ATOP. However, even though delivery of warrants may be effected through book-entry transfer into the exchange agent’s account at DTC, a properly completed and duly executed Letter of Transmittal and Consent (with any required signature guarantees), or an “Agent’s Message” as described in the next paragraph, and any other required documentation, must in any case also be transmitted to and received by the exchange agent at its address set forth in this Prospectus/Offer to Exchange prior to the Expiration Date, or the guaranteed delivery procedures described under “—Guaranteed Delivery Procedures” must be followed.

DTC participants desiring to tender warrants for exchange pursuant to the Offer may do so through ATOP and, in that case, the participant need not complete, execute, and deliver a Letter of Transmittal and Consent. DTC will verify the acceptance and execute a book-entry delivery of the tendered warrants to the exchange agent’s account at DTC. DTC will then send an “Agent’s Message” to the exchange agent for acceptance. Delivery of the Agent’s Message by DTC will satisfy the terms of the Offer and Consent Solicitation as to execution and delivery of a Letter of Transmittal and Consent by the DTC participant identified in the Agent’s Message. The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the exchange agent and forming a part of a Book-Entry Confirmation, which states that DTC has received an express acknowledgment from the participant in DTC tendering the warrants for exchange that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and Consent and that we may enforce such agreement against the participant. Any DTC participant tendering by book-entry transfer must expressly acknowledge that it has received and agrees to be bound by the Letter of Transmittal and Consent and that the Letter of Transmittal and Consent may be enforced against it.

Any warrants duly tendered and delivered as described above shall be automatically cancelled upon the issuance of Class A common stock in exchange for such warrants as part of the completion of the Offer.

Delivery of a Letter of Transmittal and Consent or any other required documentation to DTC does not constitute delivery to the exchange agent. See “—Timing and Manner of Deliveries.”

Guaranteed Delivery Procedures

If a registered holder of warrants desires to tender its warrants for exchange pursuant to the Offer, but (i) the procedure for book-entry transfer cannot be completed on a timely basis or (ii) time will not permit all required documents to reach the exchange agent prior to the Expiration Date, the holder can still tender its warrants if all the following conditions are met:

●	the tender is made by or through an Eligible Institution;

●	the exchange agent receives by hand, mail, overnight courier, facsimile, or electronic mail transmission, prior to the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery in the form we have provided with this Prospectus/Offer to Exchange, with signatures guaranteed by an Eligible Institution; and

●	a confirmation of a book-entry transfer into the exchange agent’s account at DTC of all warrants delivered electronically, together with a properly completed and duly executed Letter of Transmittal and Consent with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in accordance with ATOP), and any other documents required by the Letter of Transmittal and Consent, must be received by the exchange agent within two days that the Nasdaq is open for trading after the date the exchange agent receives such Notice of Guaranteed Delivery.

In any case where the guaranteed delivery procedure is utilized for the tender of warrants pursuant to the Offer, the issuance of Class A common stock for those warrants tendered for exchange pursuant to the Offer and accepted pursuant to the Offer will be made only if the exchange agent has timely received the applicable foregoing items.

Timing and Manner of Deliveries

UNLESS THE GUARANTEED DELIVERY PROCEDURES DESCRIBED ABOVE ARE FOLLOWED, WARRANTS WILL BE PROPERLY TENDERED ONLY IF, BY THE EXPIRATION DATE, THE EXCHANGE AGENT RECEIVES SUCH WARRANTS BY BOOK-ENTRY TRANSFER, TOGETHER WITH A PROPERLY COMPLETED AND DULY EXECUTED LETTER OF TRANSMITTAL AND CONSENT OR AN AGENT’S MESSAGE.

ALL DELIVERIES IN CONNECTION WITH THE OFFER AND CONSENT SOLICITATION, INCLUDING ANY LETTER OF TRANSMITTAL AND CONSENT AND THE TENDERED WARRANTS, MUST BE MADE TO THE EXCHANGE AGENT. NO DELIVERIES SHOULD BE MADE TO US. ANY DOCUMENTS DELIVERED TO US WILL NOT BE FORWARDED TO THE EXCHANGE AGENT AND THEREFORE WILL NOT BE DEEMED TO BE PROPERLY TENDERED. THE METHOD OF DELIVERY OF ALL REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE TENDERING WARRANT HOLDERS. IF DELIVERY IS BY MAIL, WE RECOMMEND REGISTERED MAIL WITH RETURN RECEIPT REQUESTED (PROPERLY INSURED). IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

Determination of Validity

All questions as to the form of documents and the validity, eligibility (including time of receipt), and acceptance for exchange of any tender of warrants will be determined by us, in our sole discretion, and our determination will be final and binding. We reserve the absolute right to reject any or all tenders of warrants that we determine are not in proper form or reject tenders of warrants that may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in any tender of any particular warrant, whether or not similar defects or irregularities are waived in the case of other tendered warrants. Neither we nor any other person will be under any duty to give notice of any defect or irregularity in tenders, nor shall any of us or them incur any liability for failure to give any such notice.

Fees and Commissions

Tendering warrant holders who tender warrants directly to the exchange agent will not be obligated to pay any charges or expenses of the exchange agent, the dealer manager, or any brokerage commissions. Beneficial owners who hold warrants through a broker or bank should consult that institution as to whether or not such institution will charge the owner any service fees in connection with tendering warrants on behalf of the owner pursuant to the Offer and Consent Solicitation.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the transfer of warrants to us in the Offer. If transfer taxes are imposed for any other reason, the amount of those transfer taxes, whether imposed on the registered holder or any other persons, will be payable by the tendering holder. Other reasons transfer taxes could be imposed include (i) if our Class A common stock is to be registered or issued in the name of any person other than the person signing the Letter of Transmittal and Consent or (ii) if tendered warrants are registered in the name of any person other than the person signing the Letter of Transmittal and Consent. If satisfactory evidence of payment of or exemption from those transfer taxes is not submitted with the Letter of Transmittal and Consent, the amount of those transfer taxes will be billed directly to the tendering holder and/or withheld from any payment due with respect to the warrants tendered by such holder.

Withdrawal Rights

By tendering warrants for exchange, a holder will be deemed to have validly delivered its consent to the Warrant Amendment. Tenders of warrants made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Consents to the Warrant Amendment in connection with the Consent Solicitation may be revoked at any time before the Expiration Date by withdrawing the tender of your warrants. A valid withdrawal of tendered warrants before the Expiration Date will be deemed to be a concurrent revocation of the related consent to the Warrant Amendment. Tenders of warrants and consent to the Warrant Amendment may not be withdrawn after the Expiration Date. If the Offer Period is extended, you may withdraw your tendered warrants at any time until the expiration of such extended Offer Period. After the Offer Period expires, such tenders are irrevocable; provided, however, that warrants that are not accepted by us for exchange by October 12, 2022 may thereafter be withdrawn by you until such time as the warrants are accepted by us for exchange.

To be effective, a written notice of withdrawal must be timely received by the exchange agent at its address identified in this Prospectus/Offer to Exchange. Any notice of withdrawal must specify the name of the person who tendered the warrants for which tenders are to be withdrawn and the number of warrants to be withdrawn. If the warrants to be withdrawn have been delivered to the exchange agent, a signed notice of withdrawal must be submitted prior to release of such warrants. In addition, such notice must specify the name of the registered holder (if different from that of the tendering warrant holder). A withdrawal may not be cancelled, and warrants for which tenders are withdrawn will thereafter be deemed not validly tendered for purposes of the Offer and Consent Solicitation. However, warrants for which tenders are withdrawn may be tendered again by following one of the procedures described above in this section entitled “—Procedure for Tendering Warrants for Exchange” at any time prior to the Expiration Date.

A beneficial owner of warrants desiring to withdraw tendered warrants previously delivered through DTC should contact the DTC participant through which such owner holds its warrants. In order to withdraw warrants previously tendered, a DTC participant may, prior to the Expiration Date, withdraw its instruction by (i) withdrawing its acceptance through DTC’s Participant Tender Offer Program (“PTOP”) function or (ii) delivering to the exchange agent, by mail, hand delivery, or facsimile transmission, notice of withdrawal of such instruction. The notice of withdrawal must contain the name and number of the DTC participant. A withdrawal of an instruction must be executed by a DTC participant as such DTC participant’s name appears on its transmission through the PTOP function to which such withdrawal relates. If the tender being withdrawn was made through ATOP, it may only be withdrawn through PTOP, and not by hard copy delivery of withdrawal instructions. A DTC participant may withdraw a tendered warrant only if such withdrawal complies with the provisions described in this paragraph.

A holder who tendered its warrants other than through DTC should send written notice of withdrawal to the exchange agent specifying the name of the warrant holder who tendered the warrants being withdrawn. All signatures on a notice of withdrawal must be guaranteed by an Eligible Institution, as described above in the section entitled “—Procedure for Tendering Warrants for Exchange—Signature Guarantees”; provided, however, that signatures on the notice of withdrawal need not be guaranteed if the warrants being withdrawn are held for the account of an Eligible Institution. Withdrawal of a prior warrant tender will be effective upon receipt of the notice of withdrawal by the exchange agent. Selection of the method of notification is at the risk of the warrant holder, and notice of withdrawal must be timely received by the exchange agent.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by us, in our sole discretion, which determination shall be final and binding. Neither we nor any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or incur any liability for failure to give any such notification.

Acceptance for Issuance of Shares

Upon the terms and subject to the conditions of the Offer and Consent Solicitation, we will accept for exchange warrants validly tendered until the Expiration Date, which is 11:59 p.m., Eastern Time, on December 16, 2022, or such later time and date to which we may extend. Our Class A common stock to be issued upon exchange of warrants pursuant to the Offer, along with written notice from Exchange Agent confirming the balance of any warrants not exchanged, will be delivered promptly following the Expiration Date. In all cases, warrants will only be accepted for exchange pursuant to the Offer after timely receipt by the exchange agent of (i) book-entry delivery of the tendered warrants, (ii) a properly completed and duly executed Letter of Transmittal and Consent, or compliance with ATOP where applicable, (iii) any other documentation required by the Letter of Transmittal and Consent, and (iv) any required signature guarantees.

For purposes of the Offer and Consent Solicitation, we will be deemed to have accepted for exchange warrants that are validly tendered and for which tenders are not withdrawn, unless we give written notice to the warrant holder of our non-acceptance.

Announcement of Results of the Offer and Consent Solicitation

We will announce the final results of the Offer and Consent Solicitation, including whether all of the conditions to the Offer and Consent Solicitation have been satisfied or waived and whether we will accept the tendered warrants for exchange, as promptly as practicable following the end of the Offer Period. The announcement will be made by a press release and by amendment to the Schedule TO we will file with the SEC in connection with the Offer and Consent Solicitation.

Background and Purpose of the Offer and Consent Solicitation

Our board of directors approved the Offer and Consent Solicitation on November 1, 2022. The purpose of the Offer and Consent Solicitation is to attempt to simplify our capital structure and reduce the potential dilutive impact of the warrants, thereby providing us with more flexibility for financing our operations in the future. The warrants that are tendered for exchange pursuant to the Offer will be retired and cancelled automatically upon the issuance of Class A common stock in exchange for such warrants pursuant to the Offer.

Agreements, Regulatory Requirements, and Legal Proceedings

Except for the Warrant Agreement and the Tender and Support Agreement, there are no present or proposed agreements, arrangements, understandings, or relationships between us, and any of our directors, executive officers, affiliates, or any other person relating, directly or indirectly, to the Offer and Consent Solicitation or to our securities that are the subject of the Offer and Consent Solicitation.

Pursuant to the Tender and Support Agreement, parties representing approximately 53.3% of the outstanding public warrants and 100% of the outstanding private placement warrants have agreed to tender their public warrants and private placement warrants (as applicable) in the Offer and to consent to the Warrant Amendment in the Consent Solicitation. Accordingly, if holders of an additional approximately 11.7% of our outstanding public warrants consent to the Warrant Amendment in the Consent Solicitation, and the other conditions described herein are satisfied or waived, then the Warrant Amendment will be adopted.

Except for the requirements of applicable federal and state securities laws, we know of no federal or state regulatory requirements to be complied with or federal or state regulatory approvals to be obtained by us in connection with the Offer and Consent Solicitation. There are no antitrust laws applicable to the Offer and Consent Solicitation. The margin requirements under Section 7 of the Exchange Act, and the related regulations thereunder, are inapplicable to the Offer and Consent Solicitation.

There are no pending legal proceedings relating to the Offer and Consent Solicitation.

Interests of Directors, Executive Officers, and Others

We do not beneficially own any of the outstanding warrants. Certain of our directors may be deemed to beneficially own private placement warrants as outlined in the table below. ArcLight CTC Holdings II, L.P. (“Sponsor”) has agreed, pursuant to the Tender and Support Agreement, to tender such warrants pursuant to the Offer. Sponsor will not receive any benefit by virtue of participation in the Offer or Consent Solicitation that is not shared on a pro rata basis with holders of the outstanding warrants exchanged pursuant to the Offer. None of our other directors, executive officers, or controlling persons or any of their respective affiliates are required to or have indicated that they will participate in the Offer.

The following table lists the warrants beneficially owned by our directors, executive officers, and controlling persons and any of their respective affiliates as of November 16, 2022:

Name	Aggregate Number of Public Warrants Beneficially Owned	Percentage of Public Warrants Beneficially Owned	Aggregate Number of Private Placement Warrants Beneficially Owned	Percentage of Private Placement Warrants Beneficially Owned
ArcLight CTC Holdings II, L.P.	0	-	7,238,025	78.48%

BUSINESS

We are a renewable energy company specializing in the capture and conversion of biogas for the (i) production of RNG for use as a vehicle fuel for heavy and medium-duty trucking fleets, (ii) generation of Renewable Power for sale to utilities, (iii) generation and sale of Environmental Attributes associated with RNG and Renewable Power, and (iv) sales of RNG as pipeline quality natural gas. OPAL also designs, develops, constructs, operates and services Fueling Stations for trucking fleets across the country that use natural gas to displace diesel as their transportation fuel. The Biogas Conversion Projects currently use LFG and dairy manure as the source of the biogas. In addition, we have recently begun implementing design, development, and construction services for hydrogen Fueling Stations, and we are pursuing opportunities to diversify our sources of biogas to other waste streams.

Overview of Capture and Conversion Business

We design, develop, construct, own, maintain, and operate Biogas Conversion Projects using proven technologies to produce RNG for sale as a vehicle fuel for transportation use and to generate Renewable Power. We are an established biogas-to-energy producer in the United States, having participated in the LFG to energy industry for over 20 years. We have established our operating portfolio through self-development, partnerships, and acquisitions.

Biogas is comprised of non-fossil waste gas, with high concentrations of methane, which is the primary component of RNG and the source for combustion utilized by Renewable Power plants to generate Renewable Power. The biogas is generated by microbes as they break down organic matter in the absence of oxygen. Our principal sources of biogas are (i)  LFG, which is produced by the decomposition of organic waste at landfills and (ii) dairy manure, which is processed through anaerobic digesters to produce the biogas.

We typically secure our Biogas Conversion Projects through a combination of long-term gas rights, manure supply agreements and property lease agreements with biogas site hosts. Our Biogas Conversion Projects provide our landfill and dairy farm partners with a variety of benefits, including (i) a means to monetize biogas from their sites, (ii) regulatory compliance for landfills, (iii) a source of environmentally beneficial waste management practices for dairy farms and (iv) a valuable revenue stream. Once we have negotiated gas rights or manure supply agreements, we then design, develop, build, own and operate facilities that convert the biogas into RNG or use the processed biogas to produce Renewable Power. We sell the RNG produced by the Biogas Conversion Projects through RNG marketing and dispensing agreements, primarily as vehicle fuel for heavy and medium-duty transportation fleets, and generate associated Environmental Attributes when the RNG is dispensed at Fueling Stations. These Environmental Attributes are then monetized via sale to obligated parties as defined under the RFS promulgated by the U.S. federal government and LCFS Programs established by several states, including California. We also sell Renewable Power to public utilities through long-term power purchase agreements.

We believe there are other sources of biogas in the United States, and internationally, that could be utilized for potential future Biogas Conversion Project opportunities. We expect to continue our growth by taking advantage of these opportunities while also continuing to capitalize on additional vertical integration opportunities. Our evaluation and execution of project opportunities will benefit from our ability to leverage our industry experience, relationships with customers and vendors, knowledge about transmission and distribution utility interconnections, and capabilities to design, develop, construct, operate, maintain and service Biogas Conversion Projects and Fueling Stations. We exercise financial discipline in pursuing these projects by targeting project returns that are in line with the relative risk of the specific projects.

Our current Biogas Conversion Projects generate RNG from landfill sites and dairy farms. We view the acquisition of new LFG, dairy farm, and other biogas waste projects as significant opportunities for us to expand our RNG business, complementing the ongoing conversion of certain of our existing Renewable Power plants to RNG production facilities. We believe our business is scalable, which is expected to continue to support growth through development and acquisitions.

We differentiate ourself from our competitors based on our vertically integrated business model and long history of working with leading vendors, technologies and utilities. Our competitive advantage is further strengthened by our expertise in designing, developing, constructing and operating Biogas Conversion Projects and Fueling Stations.

Overview of Dispensing and Monetization Business

We are also a leading provider of RNG marketing and dispensing in the alternative vehicle fuels market for heavy and medium-duty trucking fleets throughout the United States. In this sector, we focus on dispensing RNG (procured from our own Biogas Conversion Projects or from third parties) through Fueling Stations that serve fleets that use natural gas instead of diesel fuel. We have participated in the alternative vehicle fuels industry for approximately twelve years and have established an expanding network of Fueling Stations for dispensing RNG. These Fueling Stations and dispensing services are key for our business because Environmental Attributes are generated through dispensing RNG at these stations for use as vehicle fuel for transportation, and, once generated, the Environmental Attributes can then be monetized. During 2021, we dispensed 20.8 million gasoline gallon equivalents (“GGEs”) of RNG to the transportation market, generating corresponding Environmental Attributes, utilizing our current network of 75 Fueling Stations in 18 states in the United States, including more than 20 stations in California.

In connection with the marketing of the Environmental Attributes generated from our activities, in November 2021, we signed a purchase and sale agreement with NextEra providing for the exclusive purchase by NextEra of 90% of our Environmental Attributes (RINs and LCFS credits), including those generated by our owned Biogas Conversion Projects and those granted to us in connection with dispensing of RNG on behalf of third-party projects. Under the agreement, we are to receive the net proceeds paid to NextEra by NextEra customers for the purchase of such Environmental Attributes (or in certain circumstances an index-based price or pre-negotiated price) less a specified discount. The agreement provides for an initial five year term, followed by automatic one-year renewals unless terminated by either party at least 90 days prior to the last day of the initial term or then-current renewal term.

Under the agreement, we have committed to sell a minimum quarterly volume of Environmental Attributes to NextEra, which if not satisfied on a cumulative basis (giving credit for certain excess volume sold to NextEra during the contract term) as of the end of the contract term (or upon an early termination of the agreement) would result in our paying NextEra a shortfall payment calculated by (i) multiplying the amount of the volume shortfall by a fraction of the then-current index price of the Environmental Attribute and (ii) adding a specified premium (the “Shortfall Amount”). Similarly, if the agreement is terminated by NextEra due to an event of default (generally defined as a failure by us to pay any undisputed amounts under the agreement, a material uncured breach of our representations or warranties or other obligations under the agreement, or the dissolution, bankruptcy or insolvency of us or certain of our affiliates), NextEra would be entitled to receive, without any duplication, any then-current Shortfall Amount plus an accelerated payment calculated based off of the remaining minimum quarterly volume commitments for the balance of the initial term (or for the next four quarters of the next renewal term, if neither party had provided notice of non-renewal as described above prior to the commencement of such renewal term), which accelerated payment would be similarly calculated by (i) multiplying such remaining minimum quarterly volume commitments by a fraction of the then-current index price of the Environmental Attribute and (ii) adding a specified premium. The amount of such potential payments declines over the course of the contract term as we deliver Environmental Attribute volume under the contract. Were, however, the agreement to be terminated as of the date of this Prospectus/Offer to Exchange and we were not to deliver any further Environmental Attribute volume to NextEra under the agreement, the maximum potential payment to NextEra under these provisions would be approximately $15.4 million based on current market prices for such Environmental Attributes.

In the coming years, we believe we will also be able to provide hydrogen fuel to vehicle fleets, by constructing and servicing hydrogen fueling as well as providing RNG for hydrogen production. As fleet operators deploy more hydrogen powered vehicles, we anticipate constructing and servicing stations that use hydrogen derived from RNG to deliver low carbon hydrogen fuel to customers. We are currently in the design and engineering phase of the first several of these hydrogen Fueling Stations.

How We Generate Revenue

Overview. Our revenues are driven principally from the sale of Environmental Attributes that are generated from dispensing RNG as transportation fuel for heavy and medium-duty trucking fleets at Fueling Stations. In addition, we generate revenue from the sale of (i) Renewable Power, (ii) design, development, construction and service of Fueling Stations, and (iii) from sales of RNG produced by OPAL as pipeline quality natural gas.

Environmental Attributes. Currently, our Environmental Attributes revenue stream is primarily comprised of RINs, LCFS credits, and RECs. If RNG is dispensed into vehicles as transportation fuel, RINs will be generated under the RFS program. In certain states, there are LCFS programs, which allow a credit to be generated based on a fuel’s carbon intensity score. If RNG is used to produce hydrogen which is consumed in the transportation market in a state where an LCFS program is available, a LCFS credit may be generated as well. Lastly, LFG-to-Renewable Power projects can create Environmental Attributes, in the form of a REC, in certain states and can be bundled with electricity off-take or monetized separately. See “—Biogas RNG Market Opportunity.”

Power Purchase Agreements.    Our Renewable Power projects generally have associated long-term Power Purchase Agreements (“PPAs”) with creditworthy utility off-takers or municipalities. Nearly all of our Renewable Power off-takers have investment grade credit ratings with either S&P or Moody’s. As discussed above, we also generate Renewable Energy Credits (“RECs”) from Renewable Power projects through the conversion of biogas to Renewable Power.

Fueling Station Construction and Services.    We have significant experience in the engineering, design, construction and operation of Fueling Stations that dispense RNG. Since 2009, TruStar Energy, one of our subsidiaries, together with its predecessors, has served as the general contractor or supervised qualified third-party contractors and completed over 350 Fueling Station projects. We use a combination of custom designed and off-the-shelf equipment to build these stations. We also perform in-house manufacturing and modularized portable CNG compressor packages for smaller dispensing stations, utilizing its patented technology that allows faster and easier station installations. These portable packages can include defueling panels that allow smaller fleet owners to avoid expensive maintenance shop upgrades. In addition, we also generate revenues by providing O&M services for customer stations; and by helping its customers obtain federal, state and local tax credits, grants and incentives.

Biogas Conversion Projects

Typically, a Biogas Conversion Project includes two phases: (i) biogas collection and (ii) processing and purifying biogas.

At landfills, biogas collection systems can be configured as vertical wells and horizontal collectors. The most common method is drilling vertical wells into the waste mass and connecting the wellheads to lateral piping that transports the gas to a collection header using a blower or vacuum induction system. Collection system operators “tune” or adjust the wellfield to maximize the volume and quality of biogas collected while maintaining environmental compliance. The existing compliance structure for landfills in the United States benefits us since the EPA requires larger landfills to have collection systems in place to collect and destroy biogas emissions. We turn this compliance cost into a revenue stream for the landfill and is able to leverage existing collection infrastructure in biogas plant design.

A basic biogas processing plant includes: (i) a moisture removal system, (ii) blowers to provide a vacuum to “pull” the gas and pressure to convey the gas and (iii) a flare for destroying unutilized gas. System operators monitor parameters to maximize system efficiency. Using biogas in a Renewable Power facility usually requires some treatment of the LFG to remove excess moisture, particulates, and other impurities. The type and extent of treatment depends on site-specific biogas characteristics and the type of Renewable Power facility. This partially cleaned biogas can be burned on-site to generate Renewable Power and which can be immediately used or deployed into the grid. To further upgrade the gas to pipeline quality RNG, the partially treated biogas then goes through separation of the CO2 from the methane molecules. Further treatment of the biogas is often required to remove residual nitrogen and/or oxygen to meet pipeline specifications.

For dairy waste-to-RNG projects, manure is collected and then scraped or flushed into a reception pit or lagoon, and may be fed into a digester. The biogas equipment then anaerobically digests the manure and produces biogas. There are three different types of anaerobic digesters: (i) covered lagoons (existing lagoons that use large cover to capture methane); (ii) complete mix (large tanks that heat and mix manure), and (iii) plug-flow (long rectangular tanks; unmixed). The biogas is then upgraded to meet pipeline quality specifications.

If a biogas capture and conversion project is not within close proximity to a pipeline, the RNG is transported by road using tube trailers to a gas injection point.

Biogas RNG Market Opportunity

Biogas can be collected and processed to remove impurities for use as RNG (a form of high-Btu fuel) and injected into existing natural gas pipelines as it is fully interchangeable with fossil natural gas. Partially treated biogas can be used directly in heating applications (as a form of medium-Btu fuel) or in the production of Renewable Power. OPAL’s current primary sources of biogas are landfills and dairy farms.

Landfill- and livestock-sourced biogas serve as the base to produce RNG, while also reducing GHG emissions. While landfill projects for RNG and Renewable Power have been developed over the past few decades, undeveloped landfills remain a significant source of biogas. Moreover, as technology continues to develop and economic incentives grow, we believe additional sources of biogas will become available for RNG production.

Overview of LFG Sources

LFG is created through the naturally occurring anaerobic decomposition of organic matter. Large landfills have been required by the EPA to capture municipal solid waste landfill emissions for decades due to various regulatory requirements aimed at reducing GHG emissions. The amount of LFG produced from a landfill generally increases as more waste is added to the site. Once a permitted landfill site is completely filled, the landfill will place a cap over the waste. Gas production then follows a generally predictable and modest decline over the next 30 or more years. As a result, LFG has a predictable long-term production profile which, when coupled with the expectation of continued landfill waste growth in the United States for the next 30 years, creates predictable long-term LFG feedstock.

To capitalize on this feedstock opportunity, and to help landfill owners meet growing regulatory requirements for curbing GHG emissions, we enter into long-term gas rights and site lease agreements with landfill owners. The agreement terms are typically at least 20 years. In most cases, the agreements contain renewal provisions. With respect to all of our existing or proposed RNG projects currently in operation or under construction (a total of 13 projects), all but one relates to landfills that are currently open and accepting more waste, which we believe provides a high degree of visibility into the long-term volumes of RNG capable of being generated as each of these projects.

Using proven gas purification technology, biogas can be processed onsite to remove impurities, and used at around 50% methane to generate Renewable Power. Biogas can be further processed and upgraded to remove CO2 as well as remaining contaminants to increase the methane content and reach pipeline quality specifications, creating RNG. The resulting RNG can be used for all purposes suitable for traditional fossil fuel-based natural gas such as vehicle fuel (e.g., for consumer, industrial and transportation uses, or further converted to renewable hydrogen). RNG can be transported using existing natural gas pipeline infrastructure or through tube trailers. This is an important factor that enables OPAL to design, develop and operate RNG projects to generate value from production of RNG and the associated Environmental Attributes (i.e., RINs and LCFS credits) throughout the United States.

Overview of Livestock Sources

Livestock are the top agricultural source of GHG worldwide, according to the EPA. Livestock waste, particularly from dairies, produces biomethane which can be converted to RNG through the use of an ADG. After being converted to RNG, it can be sold as RNG for consumer, industrial and transportation uses, or further converted to renewable hydrogen. When RNG is produced from livestock waste and used as a vehicle fuel, it effectively reduces emissions from the transportation fleets and also from the livestock facilities that otherwise do not have to collect such methane and is often considered carbon negative. Additionally, revenues generated from dispensing RNG produced from livestock farms can be significantly higher than dispensing revenue from RNG produced from landfills due to state-level low-carbon fuel incentives for these projects.

We view dairy farms as a significant opportunity for us to expand our RNG business. Processing biogas from dairy farms requires similar expertise and capabilities as processing biogas from landfills.

The presence of our digester benefits dairy farmers in a number of ways, creating a mutually beneficial relationship. We assist in managing the waste for the dairy farmer, which they would otherwise have to manage. Additionally, processing this waste in a digester is significantly more environmentally friendly by reducing GHG emissions. Finally, a byproduct of the production process can be returned to farmers for use as bedding, alleviating the need to purchase other materials for bedding for the cows and/or adding a revenue stream for the dairy farmer when sold to third parties.

Highly Fragmented Market

The LFG market is heavily fragmented, which we believe represents an opportunity for companies like us to find project opportunities. This market dynamic creates the opportunity for consolidation by well capitalized, experienced market participants such as OPAL. While LFG has accounted for most of the growth in Biogas Conversion Projects to date, based on our industry experience, technical knowledge and analysis we believe additional economically viable LFG project opportunities exist.

Biogas from livestock farm waste also represents a significant opportunity for RNG production that remains largely untapped. Although many of the EPA identified project sites are not currently economically viable because of distance from pipelines and contaminants in the biogas, among other reasons as described above, we believe there is potential for sustained growth in biogas conversion from livestock waste sources given our experience in evaluating sites and assessing their viability, evolving consumer preferences, regulatory conditions, ongoing waste industry trends, and project economics. Additionally, all-in prices paid for RNG from livestock farms can be significantly higher than prices for RNG from landfills due to state-level LCFS incentives for these projects. Given our understanding of biogas processing and its market leadership in RNG, including access to a broad network of Fueling Stations for dispensing, we believe we are well-positioned to take advantage of opportunities in this emerging market. Our first dairy development project, Sunoma, is located at Paloma Dairy and came online in November 2021.

Well-Established Regulatory Framework

RINs are credits used by Obligated Parties for regulatory compliance as part of the RFS program. The RFS program is a federal law introduced in 2005 and updated in 2007 to incorporate renewable content into various transportation fuels. Through this RFS program, RINs can be sold to counterparties in order for them to meet their renewable standard requirements. RNG from landfills and livestock waste, among other sources, qualifies as a cellulosic biofuel with a 60% GHG reduction requirement (“D3”) RIN, which is currently the highest priced RIN and commands a premium compared to non-cellulosic renewable fuels such as ethanol and renewable diesel.

We generate RINs when RNG is dispensed into vehicles as transportation fuel, and the RINs can then be sold to, and traded with, market participants who can either retire them or trade them again. By using the RINs, Obligated Parties retire the RINs for compliance purposes. Market participants in the RIN program typically include Obligated Parties and registered RIN market participants. Participants include both domestic and foreign companies.

The LCFS programs are state-level market-based programs designed to decrease carbon intensity and GHG emissions from the transportation sector. Currently, California and Oregon have established LCFS programs. The programs are attractive because the LCFS credits can be additive to RINs. In California, the most established program, the LCFS program is administered by the CARB, which sets annual CI standards. Fuel producers in the transportation fuel pool that have lower CI scores than the target established by CARB generate LCFS credits, and those with higher CI scores than the annual standard will generate deficits. A fuel producer with deficits must have enough LCFS credits through either generation or acquisitions to be in annual compliance with the annual standard. OPAL is poised to take advantage of the LCFS programs given that RNG from dairies has very low or negative CI, and therefore generates valuable credits in states with LCFS programs. Landfill RNG projects can attract LCFS credits as well but are not as valuable as the lower CI dairy RNG credits.

Although it is likely utilities and other consumers will compete with the vehicle fuel market to acquire the growing level of RNG production in the United States, we believe there is adequate potential to continue placing RNG volumes into the transportation market. The legislated D3 RIN requirements are many multiples of current industry production. The EPA sets an RVO each year generally in excess of what the industry is expected to produce but well below the statutory requirement. The EPA has sharply increased the required volume of the D3 RINS in recent years, with the current D3 RIN RVO level encouraging growth in the industry.

Economic Benefits Incentivize Switching to RNG

RNG vehicles, especially heavy and medium-duty commercial vehicles, not only have a lower cost of ownership than similar vehicles running on diesel, they also have a lower cost of ownership than their renewable energy peers, especially hydrogen and battery electric vehicles, assuming expected D3 RINs and LCFS pricing. This comparative advantage creates significant economic incentives for heavy and medium-duty commercial vehicle owners to favor RNG.

Our Projects

RNG Projects

Below is a table setting forth the RNG projects in our portfolio as of November 18, 2022:

	Design Capacity (MMBtus Per Year)(1)	Source of Biogas	OPAL Ownership %(2)
RNG Projects in Operation
Greentree	900,000	LFG	100%
Imperial	900,000	LFG	100%
New River	600,000	LFG	100%
Noble Road	800,000	LFG	50%
Pine Bend	775,000	LFG	50%
Sunoma	200,000	Dairy	90%
Subtotal	4,175,000

RNG Projects In Construction
BioTown	375,000	Dairy	10%
Prince William	1,600,000	LFG	100%
Hilltop	250,000	Dairy	100%
Vander Schaaf	250,000	Dairy	100%
Emerald	2,100,000	LFG	50%
Sapphire	1,300,000	LFG	50%
New England	250,000	LFG	100%
Subtotal	6,125,000

(1)	Design capacity may not reflect actual production of RNG from the projects, which will depend on many variables including, but not limited to, quantity and quality of the biogas, operational up-time of the facility, and actual productivity of the facility.

(2)	Certain projects have provisions that will adjust, or “flip,” the percentage of distributions to be made to us over time, typically triggered by achievement of hurdle rates that are calculated as internal rates of return on capital invested in the project.

Renewable Power Projects

Below is a table setting forth the Renewable Power projects in operation in our portfolio:

	Nameplate Capacity (MW Per Hour)(1)	RNG Conversion Candidate?	Stage of RNG Conversion
California 1	5.2	Yes	In Development
California 2	6.1	No	N/A
California 3	3.0	No	N/A
California 4	3.2	No	N/A
California 5	1.8	No	N/A
California 6	1.6	No	N/A
California 7	6.5	No	N/A
California 8	6.5	No	N/A
Florida	2.9	No	N/A
New England	5.3	Yes	In Construction
Massachusetts 2	3.6	No	N/A
Michigan 1E(2)	28.9	Yes	In Construction
Michigan 3	6.3	Yes	In Development
New York	5.9	No	N/A
North Carolina 1	14.4	Yes	In Development
Pennsylvania	8.0	No	N/A
Prince William 1E(3)	1.9	Yes	In Development
Prince William 2E(4)	4.8	Yes	In Development
Virginia - Richmond	8.0	Yes	In Development
Total	123.9

(1)	Nameplate capacity is the maximum permitted output for each facility and may not reflect actual MW production from the projects, which depends on many variables including, but not limited to, quantity and quality of the biogas, operational up-time of the facility, and actual productivity of the facility.

(2)	See RNG Projects Table above, reference “Emerald” under “RNG Projects In Construction.” It is currently contemplated that the Michigan 1E renewable power plant will continue limited operations on a stand-by, emergency basis through March of 2031.

(3)	See RNG Projects Table above, reference “Prince William” under “RNG Projects In Construction.” It is currently contemplated that the Prince William 1E renewable power plant will continue operations through approximately December 2022

(4)	See RNG Projects Table above, reference “Prince William” under “RNG Projects In Construction.” It is currently contemplated that the Prince William 2E renewable power plant will continue operations through approximately December 2022

For purposes of determining whether a Renewable Power project should be considered an RNG conversion candidate, we use various criteria, including (i) the quantity and quality of LFG, (ii) the proximity to pipeline interconnect and (iii) the ability to enter into contracts including site leases and gas rights agreements with host sites. These factors, as represented in the table above, reflect our current views and are subject to change.

Other RNG Projects in Development

In addition to the projects listed in the tables above, we are actively performing development work on seven potential projects (“RNG Projects in Development”). We have identified key milestones (“Key Milestones”) that these RNG Projects in Development must achieve prior to moving into construction. These RNG Projects in Development have achieved one or more of these Key Milestones, which include: (i) controlling the right to conduct due diligence on the project, (ii) completing the analysis of the biogas in terms of quantity and quality, (iii) securing control over the rights to the biogas and site for production of RNG, (iv) establishing the design basis for the RNG production facility, (v) negotiating engineering, procurement and construction contracts, (vi) developing an environmental regulatory compliance plan, and (vii) securing interconnection agreements with pipeline and electric utilities.

With the passage of time, the list of RNG Projects in Development is likely to be somewhat dynamic and will necessarily evolve. Not all RNG Projects in Development will achieve the Key Milestones and move into construction. Some RNG Projects in Development may need to be scaled back in order to achieve the Key Milestones. On the other hand, however, we are continually pursuing opportunities for other projects that are candidates to become RNG Projects in Development.

Dispensing and Monetization Business

At present, we believe the best use of RNG is as a replacement for fossil-based fuel in the heavy and medium-duty transportation sector. During 2021, we dispensed 20.8 million GGEs of RNG to the transportation market, generating corresponding Environmental Attributes, utilizing our current network of 75 Fueling Stations in 18 states in the United States, including more than 20 stations in California.

In the coming years, we believe we will also be able to provide hydrogen fuel to vehicle fleets, by constructing and servicing hydrogen Fueling Stations as well as providing RNG for hydrogen production. As fleet operators deploy more hydrogen powered vehicles, we anticipate constructing and servicing stations that use hydrogen derived from RNG to deliver low carbon hydrogen fuel to customers. We are currently in the design and engineering phase of the first several of these hydrogen Fueling Stations.

Our Strengths

Vertical Integration of Business

The combination of Biogas Conversion Projects and Fueling Stations, together with the dispensing, generation, and monetization of the associated Environmental Attributes, differentiates us from our principal competitors. This vertical integration allows for a direct pathway to qualify biogas for Environmental Attributes and offers an attractive network of Fueling Stations to heavy and medium-duty trucking fleets running on natural gas.

Our involvement across the RNG value chain, from production to dispensing of RNG, gives us the opportunity to avoid value leakage that competitors may incur by having to rely upon third-parties for either RNG supply or dispensing. The additional value captured benefits us by allowing it to offer better terms to its increasing number of transportation customers. The increasing adoption of RNG as a fuel for transportation use amongst its customers subsequently gives us more opportunities to secure additional gas rights for Biogas Conversion Projects.

Our vertical integration also attracts low CI project developers that need partners to market and dispense their fuel to obtain LCFS credits and provide the required economic returns on their projects. As a result, we gain opportunities to source new Biogas Conversion Projects as well as secure RNG marketing agreements from these developers. In addition, fleet owners are attracted to our biogas conversion and dispensing resources which results in the growth of dispensing, station construction and service businesses.

Management and Project Expertise

Our management team has decades of combined experience in the design, development, construction, maintenance, and operation of Biogas Conversion Projects and Fueling Stations that dispense RNG, as well as the monetization of the associated Environmental Attributes. We believe our team’s proven track record and focus give us a strategic advantage in continuing to grow our business. Our diverse experience and integration of key technical, environmental, and administrative support functions underpin our ability to design and operate projects and execute its day-to-day activities.

Our experience and existing project portfolio has provided access to a wide spectrum of available biogas-to-RNG and biogas-to-Renewable Power conversion technologies. We are technology agnostic and base project design on the available technologies (and related equipment) most suitable for the specific application, including membranes, media, and solvent-based gas cleanup technologies. We are actively engaged in the management of each project site and regularly serves in engineering, construction management, and commissioning roles. This allows us to develop a comprehensive understanding of the operational performance of each technology and how to optimize application of the technology to specific projects, including through enhancements and improvements of operating or abandoned projects. At LFG-to-RNG projects, technologies deployed at each project are relatively consistent and mature and management has extensive experience with such technologies. At livestock waste-to-RNG projects, digester technologies may be different from site to site but upgrading technology again is fairly consistent from site to site and they have both been widely used in the past several decades. Additionally, we also work with key vendors on initiatives to develop and test upgrades to existing technologies.

We also have a network of experienced and creditworthy EPC contractors to perform design, development, procurement and construction services under supervision by us. Typically, our current contracts for EPC services contain fixed price, date certain provisions and liquidated damages provisions, which greatly reduce the risks typically associated with construction projects. Additionally, we also work with key vendors on initiatives to develop and test upgrades to existing technologies.

Access to Development Opportunities

We have many relationships throughout the industry supply chain from technology and equipment providers to feedstock owners to RNG off-takers. We believe the strong reputation we have attained in combination with its understanding of the various and complex requirements for generating and monetizing Environmental Attributes gives us a competitive advantage relative to new market entrants. We further benefit from our vertical integration by offering dispensing and monetization services to third-party developers, which can lead to project acquisition or partnership opportunities for us.

We leverage our relationships built over the past several decades to identify and execute new project opportunities. Typically, new development opportunities come from our existing relationships with landfill owners and dairy developers who value our long operating history and strong reputation in the biogas conversion industry. This includes new projects or referrals from existing partners. We actively seek to extend the term of our contracts at project sites and views our positive relationships with the owners and managers of its host landfills and dairy farms as a contributing factor to our ability to extend contract terms as they come due.

Large and Diverse Project Portfolio

We believe we have one of the largest and most technologically optimized Biogas Conversion Project portfolios in the RNG industry. Our ability to solve unique project development challenges and integrate such solutions across our entire project portfolio has supported the long-term successful partnerships we have with its Biogas Conversion Project hosts. Because we are able to meet the varying needs of its host partners, we have a strong reputation and is actively sought out for new project and acquisition opportunities. Additionally, our size and financial discipline generally affords it the ability to achieve priority service and pricing from contractors, service providers, and equipment suppliers.

EHS and Compliance

Our executive team places the highest priority on the health and safety of our staff and third parties at our project sites, as well as the preservation of the environment. Our corporate culture is built around supporting these priorities, as reflected in our well-established practices and policies. By setting and maintaining high standards in the renewable energy field, we are often able to contribute positively to the safety practices and policies of its host landfills, which reflects favorably on us with potential hosts when choosing a counterparty. Our high safety standards include use of wireless gas monitoring safety devices, active monitoring of all field workers, performance of regular EHS audits and the use of technology throughout our safety processes from employee training in compliance with operational processes and procedures to emergency preparedness. By extension, we incorporate our EHS standards into our subcontractor selection qualifications to ensure our commitment to high EHS standards is shared by our subcontractors which provides further assurances to our host landfills.

Our Strategy

Capture and Conversion Business

We aim to maintain and grow our position as a leading producer and dispenser of RNG in the United States. We support this objective through a multi-pronged strategy of:

●	promoting the reduction of methane emissions and expanding the use of renewable fuels to displace fossil-based fuels;

●	expanding our industry position as a full-service partner for development opportunities, including through strategic transactions; and

●	expanding our capabilities to new feedstock sources and technologies.

Promoting the Reduction of Methane Emissions and Expanding the Use of Renewable Fuels to Displace Fossil-Based Fuels

We share the renewable fuel industry’s commitment to providing sustainable renewable energy solutions and offering products with high economic and ecological value. By simultaneously replacing fossil-based fuels and reducing overall methane emissions, our projects have a positive environmental impact. We strive to optimize the economics of capturing biogas from our host landfills and dairy farms for conversion to RNG by balancing the capital and operating costs with the current and future quality and quantity of biogas.

In addition to methane emission reduction, the increased production and use of RNG has several other environmental benefits. Anaerobically digested livestock waste produces significantly less odor than conventional storage and land application systems. The odor of stored livestock waste mainly comes from volatile organic acids and hydrogen sulfide, which has a sulphury smell. In an anaerobic digester, volatile organic compounds are reduced to methane and carbon dioxide, which are odorless gases. The volatized fraction of hydrogen sulfide is captured with the collected ADG and destroyed. Anaerobic digestion provides several water quality and land conservation benefits as well. Digesters, particularly heated digesters, can destroy more than 90% of disease-causing bacteria that might otherwise enter surface waters and pose a risk to human and animal health. Digesters also reduce biochemical oxygen demand (“BOD”). BOD is one measure of the potential for organic wastes to reduce dissolved oxygen in natural waters. Because fish and other aquatic organisms need minimum levels of dissolved oxygen for survival, farm practices that reduce BOD protect the health of aquatic ecosystems. In addition to protecting local water resources, implementing anaerobic digesters on livestock facilities improves soil health. Adding digestate to soil increases the organic matter content, reduces the need for chemical fertilizers, improves plant growth and alleviates soil compaction. Further, digestion converts nutrients in manure to a more accessible form for plants to use. The risks of water and soil contamination from flooding of open lagoons are also mitigated by digesters.

As a leading producer of RNG, we believe it is imperative to its continued growth and success that we remain a strong advocate for the sustainable development, deployment and utilization of RNG to reduce dependence on fossil fuels while increasing domestic energy production.

Many of our team members have been involved in the biogas conversion industry for over 20 years. We are an active participant in several industry trade organizations. Our participation in these groups allows us to align with industry colleagues to better understand the challenges facing the industry and to collaborate with them to develop creative solutions to such problems.

As an active participant in industry trade organizations, we regularly participate in conferences and regulatory initiatives, including lobbying, to address key issues and promote the RNG industry. Collaborating with other industry teams provides us with a holistic view of the RNG industry, which aides us in identifying emerging trends and opportunities. Our participation allows us to align with industry colleagues to better understand the challenges facing the industry and to collaborate with them to develop creative solutions to such problems. We are focused on maintaining and nurturing our relationships with pipeline off-takers and seeks to ensure that such relationships are a priority, including by maintaining continuous communication, enforcing stringent real-time monitoring of our product quality, and providing materials to assist with their corporate sustainability communications.

Expanding Our Industry Position as a Full-Service Partner for Development Opportunities, Including Through Strategic Transactions

Throughout its over 20 years of biogas conversion experience, we have developed the full range of biogas conversion project related capabilities from LFG collection system expertise, to engineering, construction, management and operations, through EHS oversight and Environmental Attributes management. By vertically integrating across RNG services, we are able to reduce development and operations costs, optimize efficiencies and improve operations. Our full suite of capabilities allows it to serve as a multi-project partner for certain project hosts across multiple transactions, including through strategic transactions. To that end, we actively identify and evaluates opportunities to acquire entities that will further our vertically-integrated services.

Expanding Our Capabilities to New Feedstock Sources and Technologies

We believe the market has not yet unlocked the full potential of RNG and Renewable Power. However, as biogas processing technology continues to improve and the required energy intensity of the RNG and Renewable Power production process is reduced, we expect that we will be able to enter new markets for our products, such as providing fuel for the production of renewable energy sources. With our experience and industry expertise, we believe it is well-positioned to take advantage of opportunities to meet the clean energy needs of other industries looking to use renewable energy in their operations.

We are actively reviewing opportunities beyond our core LFG and dairy RNG business. We intend to diversify our project portfolio beyond landfill biogas through expansion into additional methane producing assets, while opportunistically adding third-party developed technology capabilities to boost financial performance and our overall cost competitiveness. The drive toward voluntary and most likely regulatory-required organic waste diversion from landfills is of particular interest as we leverages our current experience base. We believe this trend will provide long-term growth opportunities.

Dispensing and Monetization Business

We aim to maintain and increase its position as a leading provider of RNG to the heavy and medium-duty commercial vehicle market in the United States. We support this objective through a multi-pronged strategy of:

●	promoting the reduction of GHG emissions and expanding the use of renewable fuels to displace fossil-based fuels; and

●	empowering our customers to achieve their sustainability and carbon reduction objectives.

Promoting the Reduction of GHG Emissions and Expanding the Use of Renewable Fuels to Displace Fossil-Based Fuels.

We share the renewable fuel industry’s commitment to providing sustainable renewable energy solutions and to offering products with high economic and ecological value. By simultaneously replacing fossil-based fuels and reducing overall methane emissions, our business has a substantial positive environmental impact. We are committed to the sustainable development, deployment, and utilization of RNG to reduce the country’s dependence on fossil fuels.

Empowering Our Customers to Achieve their Sustainability and Carbon Reduction Objectives.

In November 2021, global leaders met in Glasgow for the United Nations Climate Change Conference (COP26) to draw up a successor plan to the Paris Agreement. With evidence indicating that the Paris Agreement targets may fall short of limiting global warming to 1.5°C, governments and regulators globally face mounting public pressure to address the threat of climate change. The United States has re-joined the Paris Agreement and key investors have made climate change risk management a key priority: BlackRock has stated in its 2021 stewardship expectations guidelines that “[t]he events of [2020] have intensified our conviction that sustainability risk — and climate risk in particular — is investment risk” and plans to expand its engagement to the over 1,000 companies that are responsible for producing 90% of GHG emissions in its investment portfolio. Similarly, in his letter to boards, Cyrus Taraporevala, State Street’s CEO and President, said the asset manager will be elevating its focus on climate risk, noting that ahead of COP26, “policymakers are assessing progress on climate change action . . . many jurisdictions are signaling their intentions to make climate risk disclosure mandatory.” Vanguard has determined that “it is critical that public company boards fully understand and own climate-related risks.”

We are well positioned to empower our customers to achieve their sustainability and carbon reduction goals. Because our business involves the capture and transformation of waste methane into a renewable source of energy, we believe our customers can significantly reduce GHG emissions from their commercial transportation activities. Further, our RNG is available today to reduce GHG emissions and meet sustainability objectives at a cost to customers that is competitive to other fuels like diesel. OPAL also assists its customers in their transition to cleaner transportation fuels by helping them obtain federal, state and local tax credits, grants and incentives, vehicle financing, and facilitating customer selection of vehicle specifications to meet their needs.

Competition

There are a number of other companies operating in the renewable energy and waste-to-energy space, ranging from other project developers to service or equipment providers.

Our primary competition is from other companies or solutions for access to biogas from waste. Evolving consumer preferences, regulatory conditions, ongoing waste industry trends, and project economics have a strong effect on the competitive landscape and our relative ability to continue to generate revenues and cash flows. We believe based on (i) our status as one of the largest operators of LFG-to-RNG projects, (ii) our over 20-year track record of operating and developing projects, (iii) our vertically integrated business platform, (iv) our deep relationships with some of the largest landfill owners and (v) our relationships with dairy farms in the country, we are well-positioned to continue to operate and grow its portfolio and respond to competitive pressures. We have demonstrated a track record of strategic flexibility across its over 20-year history which has allowed us to pivot towards projects and markets that we believe deliver optimal returns and shareholder value in response to changes in market, regulatory and competitive pressures.

The biogas market is heavily fragmented. We believe both our size compared to other LFG companies and our capital structure puts us in a strong position to compete for new project development opportunities or acquisitions of existing projects. However, competition for such opportunities, including the prices being offered for gas supply, will impact the expected profitability of projects, and may make projects unsuitable to pursue. Likewise, prices being offered by our competitors for fuel supply may increase the royalty rates that we pay under our fuel supply agreements when such agreements expire and need to be renewed or when expansion opportunities present themselves at the landfills where our projects currently operate. It is also possible that more landfill owners and dairy farm owners may seek to install their own RNG production facilities on their sites, which would reduce the number of opportunities for us to develop new projects. Our overall size, reputation, access to capital, experience and decades of proven execution on LFG project development and operation position us to compete strongly amongst its industry peers.

We are aware of several competitors in the United States that have a similar business model to our own, including Clean Energy Fuels (Nasdaq: CLNE), Archaea Energy (NYSE: LFG), U.S. Gain, Montauk Renewables (Nasdaq: MNTK), Brightmark, AMP Energy and Morrow Renewables, as well as companies with biogas-to-energy facilities as a segment or subsidiary of their operations, including DTE, SJI, UGI, Kinder Morgan, and Ameresco. In addition, certain landfill operators such as Waste Management have also chosen to selectively pursue biogas conversion projects at their sites.

Governmental Regulation

General

Each of our projects is subject to federal, state and local air quality, solid waste, and water quality regulations and other permitting requirements. Specific construction and operating permit requirements may differ among states. Specific permits we frequently must obtain when developing our projects include: air permits, nonhazardous waste management permits, pollutant discharge elimination permits, zoning and beneficial use permits. Our existing projects must also maintain compliance with relevant federal, state and local EHS requirements.

Our RNG projects are subject to federal RFS program regulations, including the Energy Policy Act of 2005 (the “EPACT 2005”) and EISA. The EPA administers the RFS program with volume requirements for several categories of renewable fuels. The EPA’s RFS regulations establish rules for fuel supplied and administer the RIN system for compliance, trading credits and rules for waivers. The EPA calculates a blending standard for each year based on estimates of gasoline usage from the Department of Energy’s Energy Information Agency. Separate quotas and blending requirements are determined for cellulosic biofuels, biomass-based diesel, advanced biofuels and total renewable fuel. Further, we are required to register each RNG project with the EPA and relevant state regulatory agencies. We qualify our RINs through a voluntary quality assurance plan, which typically takes from three to five months from first injection of RNG into the commercial pipeline system. Further, we typically make a large investment in the project prior to receiving the regulatory approval and RIN qualification. In addition to registering each RNG project, we are subject to quarterly audits under the quality assurance plan of our projects to validate our qualification.

Our RNG projects are also subject to state renewable fuel standard regulations. By way of example, the LCFS program in California requires producers of petroleum-based fuels to reduce the CI of their products by at least 10% by 2020 and 20% by 2030 from a 2010 baseline. Petroleum importers, refiners and wholesalers can either develop their own low-carbon fuel products or buy California LCFS credits from other companies that develop and sell low-carbon alternative fuels, such as biofuels, electricity, natural gas or hydrogen. We are subject to a qualification process similar to that for RINs, including verification of CI levels and other requirements that currently exists for LCFS credits in California.

The EPA under the Clean Air Act (the “CAA”) regulates emissions of pollutants to protect the environment and public health and contains provisions for New Source Review (the “NSR”) permits and Title V permits. New Biogas Conversion Projects may be required to obtain construction permits under the NSR program. The combustion of biogas results in emissions of carbon monoxide, oxides of nitrogen, sulfur dioxide, volatile organic compounds and particulate matter. The CAA and state and local laws and regulations impose significant monitoring, testing, recordkeeping and reporting requirements for these emissions. Requirements vary for control of these emissions, depending on local air quality. Applicability of the NSR permitting requirements will depend on the level of emissions resulting from the technology used and the project’s location. Many Biogas Conversion Projects must obtain operating permits that satisfy Title V of the 1990 CAA Amendments. The operating permit describes the emission limits and operating conditions that a facility must satisfy and specifies the reporting requirements that a facility must meet to show compliance with all applicable air pollution regulations. A Title V operating permit must be renewed every five years. Even when a biogas project does not require a Title V permit, the project may be subject to other federal, state and/or local air quality regulations and permits.

In addition, our operations and the operations of the landfills at which we operate may be subject to New Source Performance Standards and emissions guidelines, pursuant to the CAA, applicable to municipal solid waste landfills and to oil and gas facilities. Among other things, these regulations are designed to address the emission of methane, a potent GHG, into the atmosphere.

Before an RNG project can be developed, all the Resource Conservation and Recovery (the “RCRA”) Subtitle D requirements (requirements for nonhazardous solid waste management) must be satisfied. In particular, methane is explosive in certain concentrations and poses a hazard if it migrates beyond the project boundary. Biogas collection systems must meet RCRA Subtitle D standards for gas control. RNG projects may be subject to other federal, state and local regulations that impose requirements for nonhazardous solid waste management.

Certain Biogas Conversion Projects may be subject to federal requirements to prepare for and respond to spills or releases from tanks and other equipment located at these projects and provide training to employees on operation, maintenance and discharge prevention procedures and the applicable pollution control laws. At such projects, we may be required to develop spill prevention, control and countermeasure plans to memorialize our preparation and response plans and to update them on a regular basis.

Our operations may result in liability for hazardous substances or other materials placed into soil or groundwater. Pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980 or other federal, state or local laws governing the investigation and cleanup of sites contaminated with hazardous substances, we may be required to investigate and/or remediate soil and groundwater contamination at our projects, contiguous and adjacent properties and other properties owned and/or operated by third parties.

Additionally, Biogas Conversion Projects may need to obtain National Pollutant Discharge Elimination System permits if wastewater is discharged directly to a receiving water body. If wastewater is discharged to a local sewer system, Biogas Conversion Projects may need to obtain an industrial wastewater permit from a local regulatory authority for discharges to a publicly owned treatment works. The authority to issue these permits may be delegated to state or local governments by the EPA. The permits, which typically last five years, limit the quantity and concentration of pollutants that may be discharged. Permits may require wastewater treatment or impose other operating conditions to ensure compliance with the limits. In addition, the Clean Water Act and implementing state laws and regulations require individual permits or coverage under general permits for discharges of storm water runoff from certain types of facilities.

FERC

FERC regulates the sale of electricity at wholesale and the transmission of electricity in interstate commerce pursuant to its regulatory authority under the Federal Power Act. FERC also regulates certain natural gas transportation and storage facilities and services, and regulates the rates and terms of service for natural gas transportation in interstate commerce under the Natural Gas Act and the Natural Gas Policy Act.

With respect to electricity transmission and sales, FERC’s jurisdiction includes, among other things, authority over the rates, charges and other terms for the sale of electricity at wholesale by public utilities (entities that own or operate projects subject to FERC jurisdiction) and for transmission services. With respect to its regulation of the transmission of electricity, FERC requires transmission providers to provide open access transmission services, which supports the development of competitive markets by assuring nondiscriminatory access to the transmission grid. FERC has also encouraged the formation of RTOs to allow greater access to transmission services and certain competitive wholesale markets administered by ISOs and RTOs.

In 2005, the U.S. federal government enacted the EPACT 2005 conferring new authority for FERC to act to limit wholesale market power if required and strengthening FERC’s civil penalty authority (including the power to assess fines of up to $1.3 million per day per violation, as adjusted due to inflation), and adding certain disclosure requirements. EPACT 2005 also directed FERC to develop regulations to promote the development of transmission infrastructure, which provides incentives for transmitting utilities to serve renewable energy projects and expanded and extended the availability of U.S. federal tax credits to a variety of renewable energy technologies, including wind power. EPACT 2005’s market conduct, penalty and enforcement provisions also apply to fraud and certain other misconduct in the natural gas sector.

Qualifying Facilities

The Public Utility Regulatory Policies Act established a class of generating facilities that would receive special rate and regulatory treatment, termed QFs. There are two categories of QFs: qualifying small power production facilities and qualifying cogeneration facilities. A small power production facility is a generating facility of 80 MW or less whose primary energy source is hydro, wind, solar, biomass, waste, or geothermal. A cogeneration facility is a generating facility that produces electricity and another form of useful thermal energy (such as heat or steam) in a way that is more efficient than the separate production of both forms of energy. QFs are generally subject to reduced regulatory requirements. Small power production facilities up to 20 MW and “eligible” facilities as defined by section 3(17)(E) of the Federal Power Act are exempt from rate regulation under Sections 205 and 206 of the Federal Power Act.

In addition, PUHCA provides FERC and state regulatory commissions with access to the books and records of holding companies and other companies in holding company systems. It also provides for the review of certain costs. Companies that are holding companies under PUHCA solely with respect to one or more exempt wholesale generators, certain QFs or foreign utility companies are exempt from these PUHCA books and records requirements.

State Utility Regulation

While federal law provides the utility regulatory framework for our sales of electricity at wholesale in interstate commerce, there are also important areas in which state regulatory control over traditional public utilities that fall under state jurisdiction may have an effect on our projects. For example, the regulated electricity utility buyers of electricity from our projects are generally required to seek state public utility commission approval for the pass through in retail rates of costs associated with PPAs entered into with a wholesale seller. Certain states, such as New York, regulate the acquisition, divestiture, and transfer of some wholesale power projects and financing activities by the owners of such projects. California, which is one of our markets, requires compliance with certain operations and maintenance reporting requirements for wholesale generators. In addition, states and other local agencies require a variety of environmental and other permits.

State law governs whether an independent generator or power marketer can sell retail electricity in that state, and whether gas can be sold by an entity other than a traditional, state-franchised gas utility. Some states, such as Florida, prohibit most sales of retail electricity except by the state’s franchised utilities. In other states, such as New Jersey and Pennsylvania, an independent generator may sometimes sell retail electricity power to a co-located or adjacent business customer, and a gas supplier can sometimes make on-premises or adjacent-premises gas deliveries to a single plant or customer. Some states, such as Massachusetts and New York, permit retail power and gas marketers to use the facilities of the state’s franchised utilities to sell power and/or gas to retail customers as competitors of the utilities.

RNG Production and Sale

Our projects typically convert biogas to RNG for sale as a fuel product. FERC regulates the natural gas pipelines that transport gas in interstate commerce, and specifies or approves a gas pipeline’s tariff that sets the rates, terms and conditions, gas quality, and other requirements applicable to transportation of natural gas on the pipelines, including shipping RNG. Our sites are not permitted, and may not be physically able, to deliver RNG to a FERC-regulated pipeline unless the pipeline’s receipt of the gas is consistent with the standards adopted in the pipeline’s FERC tariff. State regulators determine whether RNG may be purchased by the state’s local gas utilities, and whether a site operator may directly sell gas to a retail, or direct end-use, customer. Purely local gas sales not utilizing FERC-regulated or certificated facilities are typically not subject to FERC gas regulation. The local distribution of gas to end-use customers by a state-regulated gas utility is also typically outside the scope of FERC’s gas regulatory jurisdiction. The opening and operation of a landfill or dairy farm that is expected to produce gas does not ordinarily require a FERC certificate or the acceptance by FERC of a gas tariff.

Future Regulations

The regulations that are applicable to our projects vary according to the type of energy being produced and the jurisdiction of the facility. As part of our growth strategy, we are looking to grow by pursuing development and acquisition opportunities. Such opportunities may exist in jurisdictions where we have no current operations and, as such, we may become exposed to different regulations for which we have no experience. Some states periodically revisit their regulation of electricity and gas sales. Other states, such as South Carolina and Florida, have adhered to traditional exclusive franchise practices, and in these and other states most electricity and gas customers may receive service only from a utility that holds an exclusive geographic franchise to provide service at that customer’s location. In some states that have experienced energy price hikes or market volatility, such as New York, Texas and California, investments in expanding facilities or buying or building additional facilities may be subject to changing regulatory requirements that may encourage competitive market entry.

Effect of Existing or Probable Government Regulations on Our Business

Our business is affected by numerous laws and regulations on the international, federal, state and local levels, including energy, environmental, conservation, tax and other laws and regulations relating to our industry. Failure to comply with any laws and regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of injunctive relief or both. Moreover, changes in any of these laws and regulations could have a material adverse effect on our business. In view of the many uncertainties with respect to current and future laws and regulations, including their applicability to us, we cannot predict the overall effect of such laws and regulations on our future operations.

We believe our operations comply in all material respect with applicable laws and regulations and that the existence and enforcement of such laws and regulations have no more restrictive an effect on our operations than on other similar companies in our industry. We do not anticipate any material capital expenditures to comply with international, federal and state environmental requirements. See “Business—Legal Proceedings.”

Segments and Geographic Information

For information regarding revenues and other information regarding our results of operations for each of the last two fiscal years by financial reporting segment, please refer to the financial statements included in this Prospectus/Offer to Exchange and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Facilities

Our corporate headquarters are located in White Plains, New York, where we occupy approximately 13,600 square feet of shared office space with an affiliate of Fortistar pursuant to an Administrative Services Agreement. See “Certain Relationships and Related Party Transactions—Administrative Services Agreement.” We believe this office space is adequate for our needs for the immediate future and that, should it be necessary, we can lease additional space to accommodate any future growth.

Our services office and maintenance facility is located in Oronoco, Minnesota, where we own and occupy an 20,000 square foot building of combined office space, maintenance shop and loading dock located on 3.25 acres. The building was acquired in September 2018 and is adequate for needs for the immediate future. Should it be necessary, we believe we can expand the building to accommodate future growth.

Our construction office and maintenance facility is located in Rancho Cucamonga, California, where we occupy approximately 29,935 square feet of combined office space, maintenance shop and loading dock. On March 4, 2022, we exercised an option and extended the lease on this facility for an additional 36 months such that our lease expires on January 31, 2026. We have an option to further extend the lease for an additional term of 36 months under the amended lease. We believe the space that we currently lease is adequate for our needs for the immediate future but we will likely seek additional space during the course of 2023 to accommodate future growth, which we believe will be available to us on satisfactory terms

As of November 18, 2022, we owned and operated 24 projects, six of which are RNG projects and 18 of which are Renewable Power projects. See “— Our Projects” for further summary of our projects.

Employees

As of November 16, 2022, OPAL had approximately 311 employees, including two part-time employees and one employee located in Canada. None of our employees are subject to a collective bargaining agreement and we believe we have a good relationship with our employees.

Legal Proceedings

From time to time, we are involved in various legal proceedings, lawsuits and claims incidental to the conduct of our business, some of which may be material. Our businesses are also subject to extensive regulation, which may result in regulatory proceedings against us.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of SEC Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses” to aid you in your analysis of the financial aspects of the Transactions (as defined below) and is for informational purposes only. The unaudited pro forma condensed combined financial information presents the pro forma effects of the following transactions, collectively referred to as the “Transactions” for purposes of this section, and other related events as described in Note 1 to the accompanying Notes to the unaudited pro forma condensed combined financial information:

●	The acquisition of Beacon RNG LLC (“Beacon”) by Opco in May of 2021 (the “Beacon Transaction”).

The Beacon Transaction was consummated on May 1, 2021 and, accordingly, activity relating to Beacon is reflected within the unaudited condensed consolidated balance sheet of Opco as of June September 30, 2022 and, unaudited condensed consolidated statement of operations for the six nine months ended June September 30, 2022 and historical audited consolidated balance sheet of Opco as of and for the year ended December 31, 2021. Therefore, the unaudited pro forma condensed consolidated balance sheet as of September 30 and unaudited pro forma consolidated statement of operations for the nine months ended September 30, 2022 is are not included.

The unaudited pro forma condensed combined statement of operations of Opco for the year ended December 31, 2021 combines the historical audited consolidated statement of operations of Opco for the year ended December 31, 2021 and the historical audited statement of operations of Beacon for the four-month period ended April 30, 2021, on a pro forma basis as if the Beacon Transaction had been consummated on January 1, 2021.

The unaudited pro forma condensed combined financial information is for illustrative purposes only and is not necessarily indicative of what the actual results of operations and financial position would have been had the Beacon Transaction taken place on the date indicated, nor are they indicative of the future consolidated results of operations or financial position of the Combined Company. The unaudited pro forma condensed combined financial information is subject to several uncertainties and assumptions as described in the accompanying notes.

The unaudited pro forma condensed combined financial information should be read in conjunction with:

●	The accompanying Notes to the unaudited pro forma condensed combined financial statements;

●	The historical audited consolidated financial statements of Opco as of and for the year ended December 31, 2021, included elsewhere in this prospectus;

●	The historical audited consolidated financial statements of Beacon, as of, and for the four months ended April 30, 2021, included elsewhere in this prospectus and

●	The section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this prospectus.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2021

(in thousands, except share and per share amounts)

	Historical			Beacon Pro Forma		Pro Forma Combined OPAL
	Opco	Beacon (Note 3)		Adjustments (Note 4)		Fuels and Beacon
Revenues
RNG fuel	$70,360	$13,312	3a	$—		$83,672
Renewable power	45,324	—		—		45,324
Fuel station services	50,440	—		—		50,440
Total revenues	166,124	13,312		—		179,436
Operating expenses
Cost of sales - RNG fuel	41,075	6,397	3b	—		47,472
Cost of sales - Renewable power	31,152	—		—		31,152
Cost of sales - Fuel station services	42,838	—		—		42,838
Environmental credit processing services	—	1,134		(1,134)	4(b)	—
Selling, general and administrative	29,380	456	3c	—		29,836
Depreciation, amortization, and accretion	10,653	1,060	3d	(300)	4a	11,413
Total expenses	155,098	9,047		(1,434)		162,711
Operating income	11,026	4,265		1,434		16,725
Other income (expense)
Interest and financing expense, net	(7,467)	—		—		(7,467)
Realized and unrealized loss on derivative financial instruments, net	99	—		—		99
Change in fair value of derivative warrant liabilities	—	—		—		—
Income from equity method investments	2,268	—		(2,392)	4a	(124)
Gain on acquisition of equity method investment	19,818	—		—		19,818
Gain on deconsolidation of VIEs	15,025	—		—		15,025
Other income	—	1,134		(1,134)	4(b)	—
Income before provision for income taxes	40,769	5,399		(2,092)		44,076
(Provision for) Benefit from income taxes	—	—		—		—
Net income (loss)	40,769	5,399		(2,092)		44,076
Paid in kind preferred dividend	210	—		—		210
Net income (loss) attributable to redeemable noncontrolling interest	—	—		—		—
Net income (loss) attributable to noncontrolling interest	(804)	—		—		(804)
Net income (loss) attributable to Stockholders	$41,363	$5,399		$(2,092)		$44,670

Note 1 — Description of the Transactions

Beacon Transaction

On June 30, 2021, Opco and Ares signed the Exchange Agreement (the “Exchange Agreement”) which outlines terms that were substantially agreed to on April 30, 2021. Pursuant to the Exchange Agreement, Opco issued an unsecured convertible promissory note (the “Convertible Note”) in return for Ares’ assignment of its 58% Class B units in Beacon JV to Opco (the “Assignment Agreement”). The transfer date of the aforementioned consideration was set to May 1, 2021. As agreed to on April 30, 2021, Opco obtained unilateral control over Beacon JV on May 1, 2021.

Note 2 — Basis of Presentation

The unaudited pro forma condensed combined financial statements were prepared in accordance with Article 11 of SEC Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). Only Transaction Accounting Adjustments are presented in the unaudited pro forma condensed combined financial information and the notes thereto. The adjustments presented in the unaudited pro forma condensed combined financial statements have been identified and presented to provide relevant information necessary for an understanding of the Combined Company following consummation of the Transactions.

Management has made significant estimates and assumptions in its determination of the Transaction Accounting Adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

Beacon Transaction

The acquisition of Beacon has been treated as a business combination and has been accounted for using the acquisition method. OPAL has recorded the fair value of assets and liabilities acquired from Beacon at the acquisition date.

Note 3 — Reclassifications Made to Beacon Financial Statement Presentation

The following reclassification adjustments were made to the pro forma condensed combined statement of operations for the four months ended April 30, 2021 to conform Beacon financial statement presentation to that of Opco’s:

(a)	Reflects the reclassification of $1,137 thousand from Renewable gas sales, $12,101 thousand from RIN sales, and $74 thousand from Transportation sales to RNG Fuel.

(b)	Reflects the reclassification of $5,937 thousand from Operations and $460 thousand from Repairs and Maintenance to Costs of sales — RNG fuel.

(c)	Reflects the reclassification of $317 thousand from General and administrative and $139 thousand from Insurance to Selling, general and administrative.

(d)	Reflects the reclassification of $1,049 thousand from Depreciation and $11 thousand from Asset retirement obligation accretion to Depreciation, amortization, and accretion.

Note 4 — Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

The pro forma adjustments included in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021 are as follows:

(a)	Reflects adjustments to eliminate the income from the equity method investments in connection with Beacon prior to the acquisition, and to reflect the reduced depreciation expense pertaining to the acquired property, plant and equipment that was measured at the acquisition date fair value

(b)	Reflects the elimination of an intercompany transaction between Opco and Beacon for the amount of $1,134 thousand from Environmental credit processing service and $1,134 thousand from Other.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In this Management’s Discussion and Analysis of Financial Condition and Results of Operations section, references to “OPAL”, “we”, “us”, “our”, and the “Company” refer to OPAL Fuels Inc. and its consolidated subsidiaries. The following discussion and analysis should be read in conjunction with the Company’s unaudited condensed consolidated financial statements as of September 30, 2022 and for the three and nine months ended September 30, 2022 and 2021, audited consolidated financial statements and notes thereto included elsewhere in this Prospectus/Offer to Exchange. In addition to historical information, this discussion and analysis includes certain forward-looking statements which reflect our current expectations. The Company’s actual results may materially differ from these forward-looking statements.

Overview

We are a renewable energy company specializing in the capture and conversion of biogas for the (i) production of renewable natural gas (“RNG”) for use as a vehicle fuel for heavy and medium-duty trucking fleets, (ii) generation of electricity generated from renewable sources (“Renewable Power”) for sale to utilities, (iii) generation and sale of Environmental Attributes (as defined below) associated with RNG and Renewable Power, and (iv) sales of RNG as pipeline quality natural gas. We also design, develop, construct, operate and service Fueling Stations for trucking fleets across the country that use natural gas to displace diesel as their transportation fuel. The Biogas Conversion Projects currently use LFG and dairy manure as the source of the biogas. In addition, we have has recently begun implementing design, development, and construction services for hydrogen Fueling Stations, and we are pursuing opportunities to diversify its sources of biogas to other waste streams. The term “Environmental Attributes” refers to federal, state and local government incentives in the United States, provided in the form of renewable identification numbers (“RINs,”) renewable energy credits (“RECs”), low carbon fuel standard (“LCFS”) credits, rebates, tax credits and other incentives to end users, distributors, system integrators and manufacturers of renewable energy projects, that promote the use of renewable energy.We separately design, develop, construct, operate and service Fueling Stations for vehicle fleets across the country that dispense RNG and/or compressed natural gas (“CNG”) to displace diesel as a fleet transportation fuel.

The Company was formerly known as Arclight Clean Transition Corp II (“Arclight”), which was a blank check company incorporated in Cayman Islands on January 13, 2021. Arclight was formed for the purpose of effecting a merger, share exchange, asset acquisition, reorganization or similar business combination with one or more businesses. OPAL Fuels LLC was formed in December 2020 as a wholly owned subsidiary of OPAL HoldCo under the laws of the State of Delaware. On December 31, 2020, Fortistar LLC and certain of its affiliated entities contributed their respective ownership interests in the following legal entities to OPAL Fuels in a common-control reorganization: TruStar Energy Holdings LLC, Fortistar RNG LLC, Fortistar Methane 3 Holdings LLC, Fortistar Methane 3 LLC, Fortistar Contracting LLC, and Fortistar Methane 4 LLC. On December 2, 2021, the Company, OPAL Holdco and OPAL Fuels entered into a business combination agreement (“Business Combination Agreement”).

Business combination

On July 21, 2022, we completed the Business Combination. After giving effect to the Business Combination, the redemption of public shares as described below, the consummation of the related PIPE investment, and the separation of the former ArcLight units, there are currently (i) 25,671,390 shares of our Class A common stock issued and outstanding, (ii) 144,399,037 shares of our Class D common stock issued and outstanding, (iii) no shares of Class B common stock, par value $0.0001 per share (“Class B common stock”) issued and outstanding (shares of Class B common stock do not have any economic value but entitle the holder thereof to one vote per share) and (iv) no shares of our Class C common stock, par value $0.0001 per share, (“Class C common stock”) issued and outstanding (shares of Class C common stock entitle the holder thereof to five votes per share). The Class A common stock and warrants commenced trading on the Nasdaq Global Select Market under the symbols “OPAL” and “OPALW,” respectively, on July 22, 2022.

Recent developments

Construction Update

●	The Company has begun construction on a renewable power to RNG conversion project in the Northeast bringing to seven the number of RNG facilities under construction as of September 30, 2022, with anticipated aggregate nameplate capacity of 4.2 million MMBtu of landfill biogas and 0.6 million MMBtu of dairy biogas.

●	Received RIN certification for New River in October and anticipate receiving RIN certification for Pine Bend by end of 2022.

●	Emerald and Prince William RNG projects are expected to commence commercial operations by mid-2023 and the Sapphire RNG project by early 2024. OPAL Fuels’ share of annual nameplate capacity for these landfill projects is 3.8 million MMBtu.

●	Construction is progressing at two Central Valley California dairy RNG projects with commercial operations anticipated in 2024.

Development Update

●	The Company’s Advanced Development Pipeline comprises 16 projects representing 7.4 million MMBtu of feedstock biogas per year consisting of 6.2 million MMBtu of landfill biogas, 0.5 million MMBtu of dairy biogas, and 0.7 million MMBtu of food waste and wastewater biogas.

●	The Company is evaluating nine of our existing renewable power projects comprising 3.2 million MMBtu per year of landfill biogas in light of the incentives in the Inflation Reduction Act.

●	The Company’s total number of RNG dispensing stations grew from 69 at December 31, 2021, to 123 at September 30, 2022

Impact of COVID-19

In response to the COVID-19 pandemic, we instituted a safety committee that oversees our compliance with federal, state, and local government mandates, and ensures that the Company adheres to Centers for Disease Control guidelines to maintain safe working conditions for our employees. Some of the protocols we implemented include limiting in-person work to essential personnel and performing temperature checks. Since March 2020, where practicable, our employees have worked remotely and minimized travel and other non-essential contact. Additionally, we are providing our employees with COVID-19 testing at no cost and personal protective equipment for their safety and well-being.

As of the date of this Prospectus/Offer to Exchange, the COVID-19 pandemic has had a relatively minimal economic impact on our results of operations.

The duration and future economic severity of the COVID-19 remains uncertain, and our results of operations and financial condition could potentially face material adverse effect(s) in the future due to COVID-19.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our interim unaudited condensed consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and the rules and regulations of the SEC, which apply to interim financial statements. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues, expenses and warrants and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions.

Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. As the discussion and analysis of our financial condition and results of operations are based upon our interim unaudited condensed consolidated financial statements, they do not include all of the information on critical accounting policies normally included in consolidated financial statements. Accordingly, a detailed description of these critical accounting policies should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s Current Report on 8-K, which was filed with SEC on July 27, 2022.

Use of Estimates

The preparation of the condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The significant estimates and assumptions of the Company relate to the useful lives of property, plant and equipment, the value of stock-based compensation and the fair value of derivatives including warrant liabilities, earnout liabilities, put option on a forward purchase agreement, interest rate swaps and commodity swap contracts. Actual results could differ from those estimates.

Key Factors and Trends Influencing our Results of Operations

The principal factors affecting our results of operations and financial condition are the markets for RNG, Renewable Power, and associated Environmental Attributes, and access to suitable biogas production resources. Additional factors and trends affecting our business are discussed in “Risk Factors” elsewhere in this Prospectus/Offer to Exchange.

Market Demand for RNG

Demand for our converted biogas and associated Environmental Attributes, including RINs and LCFS credits, is heavily influenced by United States federal and state energy regulations together with commercial interest in renewable energy products. Markets for RINs and LCFS credits arise from regulatory mandates that require refiners and blenders to incorporate renewable content into transportation fuels. The EPA annually sets proposed renewable volume obligations (“RVOs”) for D3 (cellulosic biofuel with a 60% greenhouse gas (“GHG”) reduction requirement) RINs in accordance with the mandates established by the Energy Independence and Security Act of 2007. The Environmental Protection Agency’s issuance of timely and sufficient annual RVOs to accommodate the RNG industry’s growing production levels is necessary to stabilize the RIN market. The current authorization for the EPA’s issuance of RVOs will expire beginning in 2023, and the EPA may issue RVOs under a modified system that has yet to be developed, which creates additional uncertainty as to RIN pricing. On the state level, the economics of RNG are enhanced by low-carbon fuel initiatives, particularly well-established programs in California and Oregon (with several other states also actively considering LCFS initiatives similar to those in California and Oregon). Federal and state regulatory developments could result in significant future changes to market demand for the RINs and LCFS credits we produce. This would have a corresponding impact to our revenue, net income, and cash flow.

Commercial transportation, including heavy-duty trucking, generates approximately 30% emissions of overall CO₂ and other climate-harming GHGs in the United States, and transitioning this sector to low and negative carbon fuels is a critical step towards reducing overall global GHG emissions. The adoption rate of RNG-powered vehicles by commercial transportation fleets will significantly impact demand for our products.

We are also exposed to the commodity prices of natural gas and diesel, which serve as alternative fuel for RNG and therefore impact the demand for RNG.

Renewable Power Markets

We also generate revenues from sales of RECs and Renewable Power generated by our biogas-to-Renewable Power projects. RECs exist because of legal and governmental regulatory requirements, and a change in law or in governmental policies concerning Renewable Power, landfill gas (“LFG”), or the sale of RECs could affect the market for, and the pricing of, the RECs that we generate through production at our Biogas Conversion Projects. We periodically evaluate opportunities to convert existing biogas-to-Renewable Power projects to RNG production. This strategy has been an increasingly attractive avenue for growth when RNG from landfills become eligible for D3 RINs. We have been negotiating with several of our Renewable Power off-takers to enter arrangements that would free up the LFG resource to produce RNG. Changes in the price we receive for RECs and Renewable Power, together with the revenue opportunities and conversion costs associated with converting our LFG sites to RNG production, could have a significant impact on our future profitability.

Key Components of Our Results of Operations

We generate revenues from the sale of RNG fuel, Renewable Power, and associated Environmental Attributes, as well as from the construction, fuel supply, and servicing of Fueling Stations for commercial transportation vehicles using natural gas to power their fleets. These revenue sources are presented in our statement of operations under the following captions:

●	RNG Fuel. The RNG Fuel segment includes RNG supply and dispensing activities as well as the associated generation and sale of commodity natural gas and environmental credits, and consists of

◦	RNG Production Facilities – the design, development, construction, maintenance and operation of facilities that convert raw biogas into pipeline quality natural gas.

◦	Included here are the Company’s interests in both operating and construction projects.

◦	RNG and CNG Fuel Dispensing Stations - This includes both the dispensing (or sale) of RNG, commodity natural gas, and environmental credit generation and monetization. The Company operates Fueling Stations that dispense both CNG and RNG fuel for vehicles.

●	Fuel Station Services. Through its Fuel Station Services segment, the Company provides construction and maintenance services to third-party owners of Fueling Stations. This segment includes:

◦	Service and maintenance contracts for RNG/CNG Fueling Stations.

◦	Manufacturing division that builds Compact Fueling Systems and Defueling systems.

◦	Design/Build contracts where the Company serves as general contractor for construction of Fueling Stations, typically structured as Guarantee Maximum Price or fixed priced contracts for customers, generally lasting less than one year.

●	Renewable Power Portfolio. The Renewable Power portfolio segment generates renewable power through combustion of biogas from landfills and digester gas collection systems which is then sold to public utilities throughout the United States. The Renewable portfolio operates primarily in Southern California.

Our costs of sales associated with each revenue category are as follows:

●	RNG Fuel. Includes royalty payments to biogas site owners for the biogas we use; service provider costs; salaries and other indirect expenses related to the production process, utilities, transportation, storage, and insurance; and depreciation of production facilities.

●	Fuel Station Services. Includes equipment supplier costs; service provider costs; and salaries and other indirect expenses.

●	Renewable Power. Includes land usage costs; service provider costs; salaries and other indirect expenses related to the production process; utilities; and depreciation of production facilities.

Selling, general, and administrative expense consists of costs involving corporate overhead functions, including the cost of services provided to us by an affiliate, and marketing costs.

Depreciation and amortization primarily relate to depreciation associated with property, plant, and equipment and amortization of acquired intangibles arising from PPAs and interconnection contracts. We are in the process of expanding our RNG and Renewable Power production capacity and expect depreciation costs to increase as new projects are placed into service.

Operational data

The following table summarizes the operational data achieved for the three and nine months ended September 30, 2022 and 2021:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021

RNG Fuel volume produced (Million MMBtus)	0.6	0.4	1.6	1.2
RNG Fuel volume sold (Million GGEs)	7.4	6.3	20.5	14.1
Total volume delivered (Million GGEs)	30.7	23.1	82.6	68.8

RNG projects

Below is a table setting forth the RNG projects in operation and construction in our portfolio:

	Design capacity (MMbtus per year) (1)	Source of bio gas	Ownership (2)
RNG projects in operation:
Greentree	900,000	LFG	100%
Imperial	900,000	LFG	100%
New River	600,000	LFG	100%
Noble Road	800,000	LFG	50%
Pine Bend	775,000	LFG	50%
Sunoma	200,000	Dairy	90%
Sub total	4,175,000

RNG projects in construction:
Biotown	375,000	Dairy	10%
Prince William	1,600,000	LFG	100%
Hilltop	250,000	Dairy	100%
Vander Schaaf	250,000	Dairy	100%
Emerald	2,100,000	LFG	50%
Sapphire	1,300,000	LFG	50%
New England	250,000	LFG	100%
Sub total	6,125,000

Total	10,300,000

(1)	Design capacity may not reflect actual production of RNG from the projects, which will depend on many variables including, but not limited to, quantity and quality of the biogas, operational up-time of the facility, and actual productivity of the facility.

(2)	Certain projects have provisions that will adjust, or “flip,” the percentage of distributions to be made to us over time, typically triggered by achievement of hurdle rates that are calculated as internal rates of return on capital invested in the project.

Renewable Power Projects

Below is a table setting forth the Renewable Power projects in operation in our portfolio:

	Nameplate capacity (MW per hour) (1)	RNG conversion candidate	Stage of RNG conversion
California 1	5.2	Yes	In Development
California 2	6.1	No	N/A
California 3	3.0	No	N/A
California 4	3.2	No	N/A
California 5	1.8	No	N/A
California 6	1.6	No	N/A
California 7	6.5	No	N/A
California 8	6.5	No	N/A
Florida	2.9	No	N/A
New England	5.3	Yes	In Construction
Massachusetts 2	3.6	No	N/A
Michigan 1E(2)	28.9	Yes	In Construction
Michigan 3	6.3	Yes	In Development
New York	5.9	No	N/A
North Carolina 1	14.4	Yes	In Development
Pennsylvania	8.0	No	N/A
Prince William 1E (3)	1.9	Yes	In Development
Prince William 2E (4)	4.8	Yes	In Development
Virginia - Richmond	8.0	Yes	In Development
Total	123.9

(1)	Nameplate capacity is the maximum permitted output for each facility and may not reflect actual MW production from the projects, which depends on many variables including, but not limited to, quantity and quality of the biogas, operational up-time of the facility, and actual productivity of the facility.

(2)	See RNG Projects Table above, reference “Michigan 1” under “RNG Projects In Construction.” It is currently contemplated that the Michigan 1E renewable power plant will continue limited operations on a stand-by, emergency basis through March of 2031.

(3)	See RNG Projects Table above, reference “Prince William” under “RNG Projects In Construction.” It is currently contemplated that the Prince William 1E renewable power plant will continue operations through approximately December 2022.

(4)	See RNG Projects Table above, reference “Prince William” under “RNG Projects In Construction.” It is currently contemplated that the Prince William 2E renewable power plant will continue operations through approximately December 2022.

Comparison of the Three and Nine Months Ended September 30, 2022, and 2021

The following table presents the period-over-period change for each line item in the Company’s statement of operations for the three and nine months ended September 30, 2022 and 2021.

	Three Months Ended September 30,		$	%	Nine Months Ended September 30,		$	%
(in thousands)	2022	2021	Change	Change	2022	2021	Change	Change
Revenues:
RNG fuel	$32,381	$17,892	$14,489	81%	$83,196	$37,066	$46,130	124%
Fuel station services	23,227	18,387	4,840	26%	55,524	35,560	19,964	56%
Renewable Power	10,942	10,905	37	—%	30,094	32,342	(2,248)	(7)%
Total revenues	66,550	47,184	19,366	41%	168,814	104,968	63,846	61%
Operating expenses:
Cost of sales - RNG fuel	20,959	11,973	8,986	75%	51,843	23,053	28,790	125%
Cost of sales - Fuel station services	20,886	15,458	5,428	35%	49,643	29,775	19,868	67%
Cost of sales - Renewable power	7,645	6,064	1,581	26%	23,593	23,952	(359)	(1)%
Selling, general, and administrative	15,751	7,922	7,829	99%	34,561	19,107	15,454	81%
Depreciation, amortization, and accretion	3,258	2,613	645	25%	9,816	6,672	3,144	47%
Total expenses	68,499	44,030	24,469	56%	169,456	102,559	66,897	65%
Operating (loss) income	(1,949)	3,154	(5,103)	(162)%	(642)	2,409	(3,051)	(127)%
Other income (expense)
Interest and financing expense, net	(776)	(2,354)	1,578	67%	(7,184)	(5,659)	(1,525)	(27)%
Change in fair value of derivative instruments, net	(1,908)	(27)	(1,881)	(6967)%	(1,580)	(10)	(1,570)	(15700)%
Other income	6,308	—	6,308	100%	6,308	—	6,308	100%
Income (loss) from equity method investments	3,694	—	3,694	100%	3,658	2,392	1,266	53%
Gain on acquisition of equity method investment	—	—	—	—%	—	19,818	(19,818)	100%
Net (loss) income before provision for income taxes	5,369	773	4,596	595%	560	18,950	(18,390)	(97)%
Provision for income taxes	—	—	—	—%	—	—	—	—%
Net (loss) income	5,369	773	4,596	595%	560	18,950	(18,390)	(97)%
Net income (loss) attributable to redeemable non-controlling interests	4,161	—	4,161	100%	(2,584)	—	(2,584)	100%
Net loss attributable to non-redeemable non-controlling interests	(325)	(216)	(109)	50%	(824)	(414)	(410)	99%
Paid-in-kind preferred dividends	2,658	—	2,658	100%	5,093	—	5,093	100%
Net income attributable to OPAL Fuels	—	989	(989)	(100)%	—	19,364	(19,364)	100%
Net loss attributable to Common stockholders	$(1,125)	$—	(1,125)	100%	(1,125)	$—	(1,125)	100%

Revenues

RNG Fuel

Revenue from RNG Fuel increased by $14.5 million, or 81%, for the three months ended September 30, 2022 compared to the three months ended September 30, 2021. This change was attributable primarily due to an increase in RIN sales and brown gas sales driven by additional volumes and higher prices.

Revenue from RNG Fuel increased by $46.1 million, or 124%, for the nine months ended September 30, 2022 compared to the nine months ended September 30, 2021. $28.0 million of this increase was attributable primarily to the impact of nine months of Beacon revenues in 2022 versus only five months in 2021. Additionally, revenues increased by $12.0 million from the sale of environmental credits, $3.8 million due to higher brown gas sales and $3.2 million in fuel dispensing primarily due to increased volumes.

Renewable Power

Revenue from Renewable Power remained flat for the three months ended September 30, 2022 compared to the three months ended September 30, 2021.

Revenue from Renewable Power decreased by $2.2 million, or 7%, for the nine months ended September 30, 2022 compared to the nine months ended September 30, 2021. This change was attributable primarily to a decrease of $4.0 million from the reduction in energy capacity at one of our electricity generation facilities offset by positive mark to market change in commodity swaps of $2.0 million.

Fuel Station Service

Revenue from Fuel Station Services increased by $4.8 million, or 26%, for the three months ended September 30, 2022 compared to the three months ended September 30, 2021. This change was primarily attributable to an increase of $4.3 million in construction revenue from additional fuel station projects and an increase of $0.5 million from incremental service volumes from the addition of four new fueling service sites.

Revenue from Fuel Station Services increased by $20.0 million, or 56%, for the nine months ended September 30, 2022 compared to the nine months ended September 30, 2021. This was primarily attributable to an increase of $18.8 million from fuel station construction projects which were delayed into 2022, coupled with an incremental $1.9 million as we built new fuel stations during the year.

Cost of sales

RNG Fuel

Cost of sales from RNG Fuel increased by $9.0 million, or 75%, for the three months ended September 30, 2022 compared to the three months ended September 30, 2021. This change was attributable primarily due to increase in costs of $3.4 million from new RNG facilities including but not limited to Emerald, Sunoma, New River and Sapphire. Additionally, there was an increase of $2.6 million due to increased royalty expense from increased RIN sales, $0.6 million write down charges relating to our brown gas inventory to its net realizable value due to decrease in prices and unplanned repairs at one of our RNG facilities.

Cost of sales from RNG Fuel increased by $28.8 million, or 125%, for the nine months ended September 30, 2022 compared to the nine months ended September 30, 2021. This change was attributable primarily to the introduction of Beacon’s cost of sales upon consolidation in May 2021 resulting in an increase of $12.9 million, a $1.9 million increase in development costs for building new RNG facilities, $2.9 million increase from new RNG facilities such as Sunoma and New River, $10.3 million increase relating to increased dispensing fees from an increased volume of environmental credits generated, $0.6 million write down charges relating to our brown gas inventory to its net realizable value due to decrease in prices and $1.8 million due to unplanned repairs. Additionally, there were savings of $0.8 million from deconsolidation of Pine Bend and Noble Road as of December 31, 2021.

Renewable Power

Cost of sales from Renewable Power increased by $1.6 million, or 26%, for the three months ended September 30, 2022 compared to the three months ended September 30, 2021. The increase was primarily attributable to a $0.7 million in major maintenance at two of our facilities due to timing and a $0.3 million increase in unplanned maintenance, workers compensation expense of $0.1 million and increase of $0.2 million routine maintenance.

Cost of sales from Renewable Power marginally decreased by $0.4 million, or 1%, for the nine months ended September 30, 2022 compared to the nine months ended September 30, 2021.

Fuel Station Service

Cost of sales from Fuel Station Services increased by $5.4 million, or 35%, for the three months ended September 30, 2022 compared to the three months ended September 30, 2021. This change was primarily attributable to an increase of $5.0 million from construction of additional projects and an increase of $0.4 million increase in service from higher volumes.

Cost of sales from Fuel Station Services increased by $19.9 million, or 67%, for the nine months ended September 30, 2022 compared to the nine months ended September 30, 2021. This change was attributable primarily to an increase in costs of $18.2 million for third-party construction projects due to delays into 2022 and an increase of $1.7 million in service from higher volumes dispensed.

Selling, general, and administrative

Selling, general, and administrative expenses increased by a total of $7.8 million, or 99%, for the three months ended September 30, 2022 compared to the three months ended September 30, 2021. This change was attributable primarily to an increase in insurance expense of $5.0 million related to a directors and officers tail policy for Arclight’s former directors and new directors and officers policy for the Company’s current management, higher employee headcount and related compensation and benefit expenses of $1.3 million to support our organic growth, an increase of $0.6 million in professional fees and audit fees relating becoming a publicly traded company, an increase of $0.7 million in IT- related expenses as we invested to improve our technology platforms and $0.2 million related to filing a registration statement for the resale of Class A common stock on behalf of certain of our equity holders.

Selling, general, and administrative expenses increased by a total of $15.5 million, or 81%, for the nine months ended September 30, 2022 compared to the nine months ended September 30, 2021. This change was attributable primarily to higher insurance expense of $5.1 million relating to the insurance policies for Arclight’s former directors and the Company’s current management, higher employee headcount and related compensation and benefit expenses of $6.6 million to support our organic growth year-over-year, a $2.6 million increase in professional fees related to audit, tax, legal and consulting fees, a $2.5 million increase in IT-related expenses and $0.2 million related to filing of the registration statement. These costs are related to setting up the administrative, compliance, and governance structure required for operating a public company which do not qualify for capitalization. The noted increases were partially offset by a gain of $1.5 million recorded as a reduction of Selling, general and administrative expenses relating to a legal settlement.

Depreciation, amortization, and accretion

Depreciation, amortization, and accretion increased by a total of $0.6 million, or 25%, for the three months ended September 30, 2022 compared to the three months ended September 30, 2021. This change was primarily due to increase in depreciation from the Sunoma and New River RNG facilities coming online.

Depreciation, amortization, and accretion increased by a total of $3.1 million, or 47%, for the nine months ended September 30, 2022 compared to the nine months ended September 30, 2021. This change was attributable primarily to the introduction of Beacon’s property, plant and equipment balances upon consolidation in 2021 increasing our depreciation expense by $0.8 million, a $0.4 million increase from new downstream dispensing sites becoming operational, a $1.0 million increase from one additional RNG facility becoming operational during the fourth quarter of 2021 and $0.8 million increase due to accelerated depreciation on two facilities in our Renewable Power business.

Interest and financing expense, net

Interest and financing expenses, net, decreased by $1.6 million, or 67%, for the three months ended September 30, 2022 compared to the three months ended September 30, 2021. This change was primarily due to an increase in interest income of $0.4 million due to interest earned on the short term investments (cash received from completion of Business Combination), a $0.7 million saving on interest on Convertible Note Payable as 50% of the debt was converted to equity on July 21, 2022 and change in fair value of Convertible note of $2.9 million. This was offset by an increase in outstanding debt from the OPAL Term Loan resulting in an increase in an interest expense of $1.1 million (including $0.4 million of amortization of deferred financing costs), a $0.2 million increase in commitment fees on our OPAL Term Loan II facility and a $0.7 million increase from the Sunoma Loan as the interest expense was expensed for the three months ended September 30, 2022 whereas the interest was capitalized in the same prior-year period because the construction was completed during the first quarter of 2022.

Interest and financing expenses, net increased by $1.5 million, or 27%, for the nine months ended September 30, 2022 compared to the nine months ended September 30, 2021. The increase is primarily attributable to the increase in outstanding debt versus the prior period. the $1.5 million increase was driven by a $0.5 million increase interest on Senior Secured Credit Facility, $2.9 million increase in interest on the OPAL Term Loan, $0.8 million increase in amortization of deferred financing costs, $1.3 million increase in Sunoma Loan( interest on Sunoma Loan was capitalized in 2021), partially offset by $2.4 million decrease on Convertible payable which includes a decrease of $2.9 million in change in fair market value, increase in interest income of $1.3 million from the Note receivable and short term investments and $0.5 million savings in interest on the Trustar revolver facility since it was repaid in October 2021.

Net (Loss) Income from equity method investment

Net income attributable to equity method investments increased by $3.7 million, or 100%, for the three months ended September 30, 2022, compared to the three months ended September 30, 2021. This change was attributable primarily to an increase of $3.7 million from equity method investments in the Pine Bend, Noble Road and GREP. For the three months ended September 30, 2021, there was no income from equity method investments.

Net income attributable to equity method investments increased by $1.3 million, or 53%, for the nine ended September 30, 2022 compared to the nine ended September 30, 2021. This change was attributable primarily to the increase in net income from Noble Road and GREP that exceeded income from Beacon during comparable period in 2021. Upon the step acquisition of the 56% of controlling interest in Beacon in May 2021, the results of Beacon were consolidated in the financial statements. Pine Bend and Noble Road were deconsolidated as of December 31, 2021.

Gain on acquisition of equity method investment

There was no gain on equity method investment for the three months ended September 30, 2022 and 2021.

The gain on acquisition of equity method investment decreased by $19.8 million, or 100%, for the nine ended September 30, 2022 compared to the nine months ended September 30, 2021. This change was attributable primarily to our step acquisition of the remaining interest in Beacon in May 2021.

Change in fair value of derivatives, net

Change in fair value of derivatives, net increased by $1.9 million, or 6967%, for the three months ended September 30, 2022 compared to the three months ended September 30, 2021. This change was attributable primarily to fair value adjustments on our Derivative warrant liabilities, earnout liabilities, put option on a forward purchase agreement and interest rate swaps. These liabilities were recorded in the condensed consolidated balance sheet upon completion of the Business Combination.

Change in fair value of derivatives, net increased by $1.6 million, or 15700%, for the nine months ended September 30, 2022 compared to the nine months ended September 30, 2021. This change was attributable primarily to fair value adjustments on our Derivative warrant liabilities, earnout liabilities, put option on a forward purchase agreement and interest rate swaps. These liabilities were recorded in the condensed consolidated balance sheet upon completion of the Business Combination.

Other income

Other income increased by $6.3 million, or 100%, for the three and nine months ended September 30, 2022 compared to the three and nine months ended September 30, 2021. This change is primarily related $4.4 million recognized on reversal of a contingent payment to a non-controlling interest of one of our VIEs we consolidated in our financial statements as the applicable criteria for payment are no longer met as of September 30, 2022 and $1.9 million gain recognized on repayment of Note receivable.

Net loss attributable to redeemable non-controlling interests

Net gain (loss) attributable to redeemable non-controlling interests for the three and nine months ended September 30, 2022 is $4.2 million and ($2.6 million), respectively. The net loss for the three and nine months ended September 30, 2022 reflects the portion of earnings belonging to OPAL Fuels equity holders prior to Business Combination for the period January 1, 2022 till July 21, 2022.

Net loss attributable to non-redeemable non-controlling interests

Net loss attributable to non-redeemable non-controlling interests for the three months ended September 30, 2022 increased by $0.1 million or 50%, compared to the three months ended September 30, 2021. This reflects the joint venture partners’ loss in those entities we sold a portion of our membership interests in certain RNG facilities which are consolidated in our financial statements. These entities for the three months ended September 30, 2022, were Sunoma, Emerald, Sapphire and Central Valley. The entities accounted for as non-redeemable non-controlling interests for the three months ended September 30, 2021 were Pine Bend, Noble Road, Sunoma and Central Valley.

Net loss attributable to non-redeemable non-controlling interests for the nine months ended September 30, 2022 increased by $0.4 million or 99%, compared to nine months ended September 30, 2021. This reflects the joint venture partners’ loss in those entities we sold a portion of our membership interests in certain RNG facilities which are consolidated in our financial statements. These entities for the nine months ended September 30, 2022, were Sunoma, Emerald, Sapphire and Central Valley. The entities accounted for as non-redeemable non-controlling interests for the nine months ended September 30, 2021 were Pine Bend, Noble Road, Sunoma and Central Valley.

Paid-in-kind preferred dividends

On November 29, 2021, we entered into an exchange agreement with Hillman whereby Hillman exchanged its ownership interests in the four RNG projects of $30.0 million into 300,000 series A-1 preferred units at a par value of $100 per unit and 1.4% of the common units of OPAL Fuels. On the same day, we entered into a subscription agreement with NextEra for up to 1,000,000 Series A preferred units, which were issued to NextEra during first and second quarters of 2022 for total proceeds of $100.0 million. Upon completion of the Business Combination, these were converted to redeemable preferred non-controlling interests.

Redeemable preferred non-controlling interests carry an interest of 8% dividend payable quarterly either in cash or paid-in-kind for the first eight quarters at the option of the Company. The Company recorded the dividend payable of $2.7 million and $5.1 million for the three and nine months ended September 30, 2022, respectively as to be paid-in-kind.

There was no paid-in-kind preferred dividend for the three and nine months ended September 30, 2021.

Comparison of the Fiscal Years Ended December 31, 2021 and 2020

The following table presents the period-over-period change for each line item in the Company’s statement of operations for the fiscal years ended December 31, 2021 and 2020.

	Fiscal Year Ended December 31,		$	%
(in thousands)	2021	2020	Change	Change
Revenues:
RNG fuel	$70,360	$11,545	$58,815	509%
Renewable power	45,324	51,250	(5,926)	(12)%
Fuel station service	50,440	54,911	(4,471)	(8)%
Total revenues	166,124	117,706	48,418	41%
Operating expenses:
Cost of sales - RNG fuel	41,075	7,376	33,699	457%
Cost of sales - Renewable power	31,152	37,755	(6,603)	(17)%
Cost of sales - Fuel station service	42,838	45,037	(2,199)	(5)%
Selling, general, and administrative	29,380	20,474	8,906	43%
Depreciation, amortization, and accretion	10,653	8,338	2,315	28%
Impairment of assets	—	17,689	(17,689)	(100)%
Gain on termination of PPA	—	(1,292)	1,292	100%
Loss on sale/disposal of assets		165	(165)	100%
Total expenses	155,098	135,542	19,556	14%
Operating income (loss)	11,026	(17,836)	28,862	162%
Other income (expense)
Interest and financing expense, net	(7,467)	(6,655)	(812)	(12)%
Realized and unrealized gain (loss) on derivative financial instruments	99	(2,197)	2,296	105%
(Loss) Income from equity method investments	2,268	(475)	2,743	577%
Gain on acquisition of equity method investment	19,818	—	19,818	100%
Gain on PPP loan forgiveness	—	1,792	(1,792)	(100)%
Net (loss) income	40,769	(25,371)	66,140	261%
Paid-in-kind preferred dividends	210	—	210	100%
Net loss attributable to non-controlling interests	(804)	(13)	(791)	(6085)%
Net (loss) income attributable to OPAL Fuels Inc.	$41,363	$(25,358)	66,721	263%

Revenues

RNG Fuel

Revenue from RNG Fuel increased by $58.8 million, or 509%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. This change was primarily attributable to the introduction of Beacon revenues upon consolidation in 2021 and the termination of an off-market RNG sales agreement effective in late 2020 resulting in an increase of revenues of $47.3 million. Additionally, revenues increased from the sale of environmental credits of $8.1 million primarily due to increased volumes, and an increase in fuel dispensing sales of $2.9 million as a result of an increase in third party dispensing and OPAL-owned fueling stations.

Renewable Power

Revenue from Renewable Power decreased by $5.9 million, or 12%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. This change was attributable primarily to a decrease of $3.1 million from the reduction in production volumes as a result of closure of two facilities that were impaired in December 2020. Additionally, there was a reduction of $1.3 million due to the change in fair value of commodity swap contracts, a $0.7 million decrease due to the expiration of an existing contract, and a $0.6 million decrease from lower volume of REC sales.

Fuel Station Service

Revenue from Fuel Station Service decreased by $4.5 million, or 8%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. This was primarily attributable to a decrease of revenue by $7.2 million from third party construction projects which were delayed into 2022, partially offset by an increase in revenues from fuel station services of $2.6 million as we built new fuel stations during the year.

Cost of sales

RNG Fuel

Cost of sales from RNG Fuel increased by $33.7 million, or 457%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. This change was attributable primarily to the introduction of Beacon’s cost of sales upon consolidation in 2021 resulting in an increase of $22.4 million, a $1.9 million increase in development costs for building new RNG facilities and a $8.8 million increase relating to increased dispensing fees from an increased volume of environmental credits generated.

Renewable Power

Cost of sales from Renewable Power decreased by $6.6 million, or 17%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. This change is attributable primarily to closure of two facilities that were previously impaired in December 2020, a $0.4 million decrease as a result of lower royalty fees, and a $2.5 million decrease relating to timing of major maintenance on existing facilities.

Fuel Station Service

Cost of sales from Fuel Station Service decreased by $2.2 million, or 5%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. This change was attributable primarily to a decrease in costs of $5.2 million for third party construction projects due to delays into 2022, offset by increase in the cost of the construction project by $2.8 million.

Selling, general, and administrative

Selling, general, and administrative expenses increased by a total of $8.9 million, or 43%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. This change was attributable primarily to higher employee headcount and related compensation and benefit expenses of $5.8 million to support our organic growth year-over-year, and a $4.6 million increase in professional fees related to audit, tax, legal and consulting fees. These costs are related to setting up the administrative, compliance, and governance structure required for operating a public company which do not qualify for capitalization. The noted increases were partially offset by a gain of $1.5 million recorded as a reduction of Selling, general and administrative expenses relating to a legal settlement.

Depreciation, amortization, and accretion

Depreciation, amortization, and accretion increased by a total of $2.3 million, or 28%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. This change was attributable primarily to the introduction of Beacon’s property, plant and equipment balances upon consolidation in 2021 increasing our depreciation expense by $2.1 million, a $0.4 million increase from new downstream dispensing sites becoming operational, a $0.1 million increase from one additional RNG facility becoming operational during the fourth quarter of 2021, partially offset by a $0.3 million decrease due to lower depreciation on assets in our Renewable Power business because of the impairment recognized in December 2020.

Gain on termination of PPA

Gain on termination of PPA decreased by $1.3 million or 100% for the year ended December 31, 2021 compared to the year ended December 31, 2020. This change was attributable primarily to the closure of a facility by a mutual agreement with a customer.

Loss on sale/disposal of assets

Loss on disposal assets decreased by $0.2 million or 100% for the year ended December 31, 2021 compared to the year ended December 31, 2020 due to certain losses being incurred for write-offs of property, plant and equipment in the prior year.

Interest and financing expense, net

Interest and financing expenses, net increased by $0.8 million, or 12%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. The increase is primarily attributable to the increase in the interest on the convertible note payable of $3.3 million, $0.6 million increase in interest on the OPAL term loan, partially offset by a decrease of $0.9 million in interest on the senior secured facility, a $1.7 million decrease in interest on the TruStar revolver facility which was repaid in October 2021, and a $0.5 million increase in income received from patronage dividends in the current year compared to prior year.

Realized and unrealized gain on interest rate swaps

Realized and unrealized gain (loss) on interest rate swaps increased by $2.3 million, or 105%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. This change was attributable primarily to fair value adjustments in connection with our interest rate swaps.

Net (Loss) Income from equity method investment

Net income (loss) attributable to equity method investments increased by $2.7 million, or 577%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. This change was attributable primarily to the increase in net income of Beacon of $2.4 million offset by our share of net loss from our investment in GREP for the period between August 2021 and December 2021 of $0.1 million as compared to net loss of $0.5million for Beacon for the year ended December 31, 2020. Upon the step acquisition of the 56% of controlling interest in Beacon in May 2021, the results of Beacon were consolidated in the financial statements.

Gain on acquisition of equity method investment

The gain on acquisition of equity method investment increased by $19.8 million, or 100%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. This change was attributable primarily to our step acquisition of the remaining interest in Beacon in May 2021.

Gain on deconsolidation of entities

As of December 31, 2021, we re-assessed our equity interests in Pine Bend and Noble Road under ASC 810, Consolidation, and determined the entities no longer meet any of the characteristics of a variable interest entity primarily because the two projects are fully funded and there is sufficient equity at risk as of December 31, 2021. We determined that we should account for our interests in both entities under the equity method of accounting pursuant to ASC 323, Investments Equity Method and Joint Ventures, prospectively, as we have the ability to exercise significant influence, but not control, over both entities.

Prior to December 31, 2021, we consolidated these entities in accordance with the variable interest entity model guidance under ASC 810, Consolidation. Upon deconsolidation, we remeasured the fair value of the retained investment and recognized a gain of $3.1 million on Pine Bend and $11.9 million on Noble Road in its consolidated statement of operations for the year ended December 31, 2021 and a corresponding increase in our basis in “Investment in other entities” on our consolidated balance sheet as of December 31, 2021. The fair value of the retained investment was measured based on discounted cash flows model in which the future net cash flows from the two RNG facilities were discounted to their present value using a discount factor of 20%.

Paid-in-kind preferred dividends

There was $0.2 million and $- paid-in-kind preferred dividend pursuant to the Series A Preferred Units and Series A-1 Preferred Units for the years ended December 31, 2021 and 2020, respectively.

Liquidity and Capital Resources

Liquidity

As of September 30, 2022, our liquidity consisted of cash and cash equivalents including restricted cash of $71.4 million and short term investments of $146.9 million. Additionally, we entered into a Senior Secured Credit Facility which provides an approximately two year delayed term loan facility (the “DDTL Facility”) of up to a maximum aggregate principal amount of $100.0 million and Debt Service Reserve facility (the “DSR Facility”) of up to a maximum aggregate principal amount of $5.0 million. The proceeds of the DDTL Facility are to be used to fund a portion of the construction of the RNG projects owned, either in full or through a joint venture with a third party, by the subsidiary guarantors and the proceeds of DSR Facility are to be used solely to satisfy the balance to be maintained in the debt service reserve account. We have recently drawn $25.0 million under the OPAL Term Loan. Additionally, we have entered into an amendment to the OPAL Term Loan which extended commitment available date to March 2023 for the remaining $10.0 million.

We expect that our available cash together with our other assets, expected cash flows from operations, available lines of credit under various debt facilities and access to expected sources of capital will be sufficient to meet our existing commitments for a period of at least twelve months from the date of this Prospectus/Offer to Exchange. Any reduction in demand for our products or our ability to manage our production facilities may result in lower cash flows from operations which may impact our ability to make investments and may require changes to our growth plan.

In connection with the Business Combination, holders of Arclight’s Class A ordinary shares representing an aggregate redemption amount of $274,186,522 exercised their right to redeem their shares for cash. In addition, for the nine months ended September 30, 2022, we received revenue of approximately $168.8 million, which is lower than the revenue we expected to receive toward the full year numbers previously disclosed as part of the unaudited prospective financial information our management prepared and provided to the ArcLight board of directors in connection with the evaluation of the Business Combination (the “Prior Projections”). This has resulted primarily from lower than anticipated levels of gas collection at certain operating facilities, delays in completion of construction of certain RNG facilities, (which are now in commercial operation) and delays in commencement of construction of Fueling Stations. While the second half of 2022 has shown improvement to date and we expect revenue to be higher than that in the first half of the year, we currently anticipate that our full year revenue for 2022 will be lower than anticipated in the Prior Projections as a result of these factors. We are continuing to evaluate our business plan but we expect that the factors described above that we experienced during the nine months ended September 30, 2022 will continue during 2023. In this regard, we remind investors that we have not updated the Prior Projections. Certain of the assumptions underlying the Prior Projections are no longer correct and, as a result, investors should not rely on the Prior Projections.

Notwithstanding these developments, we continue to expect that our currently available cash on hand, together with expected cash flows from operations, available credit under existing debt facilities, as well as other sources of capital we expect to be accessible, will be sufficient to meet our existing commitments and anticipated capital expenditures associated with our growth plan for a period of at least twelve months from the date of this Prospectus/Offer to Exchange. If we were to experience any significant further reduction in levels of gas collection, delays in commencement or completion of construction of our projects, adverse regulatory or price changes that affect the value of our environmental credits, or unplanned outages at our production facilities, it would result in lower cash flows from operations which could impact our ability to make investments or require changes to our growth plan. See “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

To fund future growth, we anticipate seeking additional capital through equity or debt financings. The amount and timing of our future funding requirements will depend on many factors, including the pace and results of our project development efforts. We may be unable to obtain any such additional financing on acceptable terms or at all. Our ability to access capital when needed is not assured and, if capital is not available when, and in the amounts, needed, we could be required to delay, scale back or abandon some or all of our development programs and other operations, which could materially harm our business, prospects, financial condition, and operating results.

As of September 30, 2022, we had total indebtedness excluding deferred financing costs of $220.0 million in principal amount which primarily consists of $77.7 million under Senior Secured Credit Facility, $28.0 million under the Convertible Note Payable, $91.2 million under the OPAL Term Loan, $0.1 million under the Municipality loan and $23.0 million under Sunoma Loan.

As part of our operations we have arrangements for office space for our corporate headquarters under the Administrative Services Agreement as well as operating leases for office space, warehouse space, and our vehicle fleet.

We intend to make payments under our various debt instruments when due and pursue opportunities for earlier repayment and/or refinancing if and when these opportunities arise.

See Note 8. Borrowings, to our condensed consolidated financial statements.

Cash Flows

The following table presents the Company’s cash flows for the nine months ended September 30, 2022 and 2021, and the years ended December 31, 2021 and 2020.

	Nine Months Ended September 30,		Fiscal Year Ended December 31,
(in thousands)	2022	2021	2021	2020
Net cash (used in) provided from operating activities	$(22,289)	$28,897	$18,856	$2,287
Net cash used in investing activities	(218,930)	(69,763)	(117,204)	(22,179)
Net cash provided from financing activities	270,525	52,729	125,014	21,453
Net increase in cash, restricted cash, and cash equivalents	$29,306	$11,863	$26,666	$1,561

Net Cash Provided by Operating Activities

Net cash used in operating activities for the nine months ended September 30, 2022 was $22.3 million, a decrease of $51.2 million compared to net cash provided of $28.9 million for the nine months ended September 30, 2021. The decrease in cash provided by operating activities was primarily attributable to an increase in net operating losses year over year and negative working capital changes.

Net cash provided by operating activities for the year ended December 31, 2021 was $18.9 million compared to the $2.3 million for the year ended December 31, 2020. The increase in cash provided by operating activities was primarily attributable to an increase in top line revenue growth as well as profitability due to the step acquisition of Beacon, and the sale and pricing increase of environmental credits year over year.

Net Cash Used in Investing Activities

Net cash used in investing activities for the nine months ended September 30, 2022 was $218.9 million, an increase of $149.2 million thousand compared to the $69.8 million used in investing activities for the nine months ended September 30, 2021. This was primarily driven by cash invested in short term investments of $146.9 million (cash received from Business Combination), payments made for the construction of various RNG generation and dispensing facilities of $84.9 million offset by proceeds from repayment of Note receivable of $10.9 million and distribution from equity method investment of $2.1 million.

Net cash used in investing activities for the year ended December 31, 2021 was $117.2 million, compared to the $22.2 million used in investing activities for the year ended December 31, 2020. This was primarily driven by the purchase of property, plant, and equipment for $89.6 million relating to construction of various RNG generation and dispensing facilities, cash paid for 20% equity interest of another RNG facility of $1.6 million, cash acquired from business acquisition of $2.0 million, deconsolidation of VIEs net of cash of $21.2 million, and disbursements for note receivable of $10.5 million.

Net Cash Provided by Financing Activities

Net cash provided from financing activities for the nine months ended September 30, 2022 was $270.5 million, an increase of $217.8 million compared to the $52.7 million provided from financing activities for the nine months ended September 30, 2021. This was primarily driven by proceeds received from consummation of Business Combination of $138.9 million, issuance of redeemable preferred non-controlling interests for total proceeds of $100.0 million, proceeds from OPAL Term Loan of $27.5 million, proceeds from Sunoma Loan$4.6 million, capital contribution from a joint venture $23.2 million offset by debt repayments of $3.7 million and $11.3 million on the Senior Secured Credit Facility and the OPAL Term Loan, respectively, and $8.5 million paid as financing costs.

Net cash provided from financing activities for the year ended December 31, 2021 was $125.0 million, compared to the $21.4 million for the year ended December 31, 2020. This was primarily driven by partial divesting of ownership interests in our RNG generating construction projects to NextEra for $21.6 million, issuance of non-controlling interest to Hillman of $16.6 million, contributions from non-controlling interests from NextEra of $7.8 million, contributions from Hillman of $13.4 million, contributions from members of $7.5 million, proceeds from the Opal term loan $75.0 million, and proceeds from the construction loan under the Sunoma loan of $15.7 million which was offset by repayment of the term loan under the Senior secured credit facility of $4.9 million, purchase of non-controlling interests of $5.0 million, financing costs paid to lenders of $3.6 million and distributions to members of $3.7 million.

Capital Expenditures

We require cash to fund our capital expenditures, operating expenses and working capital and other requirements, including costs associated with fuel sales; outlays for the design and construction of new Fueling Stations and RNG production facilities; debt repayments and repurchases; maintenance of our electrification production facilities supporting our operations, including maintenance and improvements of our infrastructure; supporting our sales and marketing activities, including support of legislative and regulatory initiatives; any investments in other entities; any mergers or acquisitions, including acquisitions to expand our RNG production capacity; pursuing market expansion as opportunities arise, including geographically and to new customer markets; and to fund other activities or pursuits and for other general corporate purposes.

As of September 30, 2022, we have budgeted for $412,342 thousand in capital expenditures for the next 12 months, of which $220,184 thousand is committed under existing contracts. These expenditures do not include any expected contributions from our joint venture and non-controlling interest partners and primarily relate to our development of new RNG facilities and the purchase of equipment used in our Fueling Station services and Renewable Power operations.

In addition to the above, we also have lease commitments on our vehicle fleets and office leases and quarterly amortization payment obligations under various debt facilities. Please see Note 8. Borrowings and Note 9. Leases to our condensed consolidated financial statements for additional information.

We plan to fund these expenditures primarily through cash on hand, cash generated from operations, and cash from the Business Combination and PIPE Investment.

Critical Accounting Policies and Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts and disclosures in our financial statements.

The significant estimates and assumptions of the Company are residual value of the useful lives of our property, plant and equipment, the fair value of stock-based compensation, the estimated losses on our trade receivables, the fair value of Convertible note payable (as defined below), Asset retirement obligations, the impairment assessment of goodwill and the fair value of derivatives. Actual results could differ from those estimates.

The critical accounting policies discussed below are a subset of Note 2, Summary of Significant Accounting Policies, to our condensed consolidated financial statements. The policies outlined in this section involve a significant level of estimation uncertainty and are reasonably likely to have a material impact on our financial statements.

Revenue Recognition

Renewable Power

We sell Renewable Power produced from LFG fueled power plants to utility companies through our PPAs. Revenue is recognized based on contract specified rates per MWh when delivered to the customer, as this considered to be completion of the performance obligation. Certain PPAs contain a lease element which we account for as operating lease revenue on a straight-line basis over the lease term. The Company utilizes commodity swap contracts to hedge against the unfavorable price fluctuations in market prices of electricity. The Company does not apply hedge accounting to these contracts. As such, unrealized and realized gain (loss) is recognized as component of Renewable Power revenues in the condensed consolidated statement of operations.

Gas — Fuel Purchase Agreements

We own Fueling Stations for use by customers under fuel sale agreements. We bill these customers at an agreed upon price for each gallon sold and recognizes revenue based on the amounts invoiced in according with the “right to invoice” practical expedient. These contracts may contain an embedded lease of the equipment which we account for as operating lease revenue. For some public stations where there is no contract with the customer, we recognize revenue at the point in time that the customer takes control of the fuel.

Interstate Gas Pipeline Delivery

We have agreements with two natural gas producers whereby we are contracted to transport the producers’ gas to an agreed delivery point on an interstate gas pipeline via our RNG gathering system. Revenue is recognized over time using the output method which is based on quantity of natural gas transported.

Environmental Attributes

We generate RECs, RINs, and LCFS credits. These Environmental Attributes are sold to third parties that utilize these credits in order to comply with federal and state requirements. Revenue is recognized at the point in time when the credits are transferred to and accepted by the third party buyer.

Operation and Maintenance

We have operating and maintenance (“O&M”) agreements in which we are contracted to operate, maintain, and repair landfill site gas collection systems. Revenue is based on the volume of per million British thermal units (“MMBtu”) of landfill gas collected and the MWhs produced at that site. This revenue is recognized as Renewable Power revenue when landfill gas is collected and Renewable Power is delivered. In addition, we have O&M agreements in which we are contracted to maintain and repair Fueling Stations. Revenue is based on the volumes of GGEs of gas dispensed at the site. This revenue is recognized as Fuel Station Services revenue when the site dispenses volumes.

Construction Type Contracts — Third Party

We have various fixed price contracts for the construction of fueling stations for customers. Revenue from these contracts, including change orders, are recognized over time, with progress measured by the percentage of cost incurred to date to estimated total cost for each contract.

Impairment of Goodwill and Long-Lived Assets

Impairment of Goodwill

When a business is acquired, goodwill is recognized to reflect any future economic benefits that are not separately recognized, such as synergies. For purposes of impairment testing, GAAP requires goodwill to be allocated to reporting unit(s) at the acquisition date and to be tested for impairment at least annually, and in between annual tests whenever events or changes in circumstances indicate that the respective reporting unit’s fair value is less than its carrying value. Significant judgment is required when identifying the reporting units for goodwill allocation, during our assessment of relevant events and circumstances for qualitative impairment indicators, and when estimating the undiscounted cash flows of reporting unit(s) for quantitative impairment assessments.

Our goodwill impairment assessment is performed during the fourth quarter of each year or at the time facts or circumstances indicate that a reporting unit’s goodwill may be impaired. In conformity with GAAP, we generally first perform a qualitative assessment over whether it is more likely than not that a reporting unit’s fair value is less than its carrying value to determine if a quantitative assessment is required. If, after performing the qualitative assessment, we conclude it is more likely than not that the fair value of the reporting unit is less than its carrying value, then a quantitative test is required. Our qualitative assessment includes evaluation of relevant events and circumstances, such as, macroeconomic conditions, industry and market considerations, cost factors, overall performance, and other relevant events.

As part of our quantitative assessment, we estimate a reporting unit’s fair value based on the income approach. With this approach, the fair value measurement is based on significant inputs that are not observable in the market and thus the fair value measurement is categorized within Level 3 of the fair value hierarchy. Our assumptions include future cash flow projections, a discount rate range based on the weighted average cost of capital, and a terminal value based on a range of terminal earnings before interest, taxes, depreciation, and amortization.

Impairment of Long-Lived Assets

Our long-lived assets held and used with finite useful lives including plant equipment, buildings, patents, and PPAs are reviewed for impairment whenever events or changes in circumstances indicate that the asset group may not be recoverable. In determining the asset group, we assess the interdependency of revenues between assets, shared cost structures, the interchangeability of assets used in operations, and how assets are managed and utilized by the business. Events that may trigger a recoverability assessment include a significant adverse change in the extent or manner in which the long-lived asset group is being used or in its physical condition, and the expectation that, more likely than not, the long-lived asset or asset group will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of an asset group to future net undiscounted cash flows expected to be generated by the asset group. Our cash flow estimates reflect conditions and assumptions that existed as of the measurement date which is the same as the triggering event date. The assets are considered recoverable and an impairment loss is not recognized when the undiscounted net cash flows exceed the net carrying value of the asset group. If the assets are not recoverable, then an impairment loss is recognized to the extent that the carrying value of the asset group exceeds its fair value. We base the fair value of our assets or asset groups off of the estimated discounted future cash flows using market participant assumptions. Assets disposed of are reported at the lower of the carrying amount or fair value less selling costs. Significant judgment is required when determining asset group composition, during our assessment of relevant events and circumstances, when determining an appropriate discount rate, and when estimating the undiscounted and discounted future cash flows of the asset group.

Based on our assessment for the nine months ended September 30, 2022, there is no impairment recorded on our Plant, Property and Equipment.

Fair Value Measurements

The objective of a fair value measurement is to estimate the exit price, which is the price that would be received to sell an asset or paid to transfer a liability that the Company holds, in an orderly market transaction at the measurement date. We follow GAAP guidance which establishes a three-tier hierarchy for inputs used in fair value measurements, as well as prioritizes valuation techniques that maximize the use of observable inputs and minimizes the use of unobservable inputs. In summary, level 1 inputs are considered the most observable inputs and are more specifically the unadjusted quoted price for identical assets or liabilities in an active market the Company has access to. Level 2 inputs are considered less observable inputs such as quoted prices for similar assets or liabilities in an active market the Company has access to. Lastly, level 3 inputs are unobservable inputs in which little to no market activity exists for the asset or liability at the measurement date. As such, level 3 estimates are subject to a more significant level of estimation uncertainty. Furthermore, when multiple inputs are used and are categorized in different levels of the input hierarchy, then the fair value measurement in its entirety is categorized in the same level as its lowest level input that is significant to the fair value measurement. Our assessment of the significance of an input to a fair value measurement requires judgment and may affect the fair value measurement’s placement in the fair value hierarchy.

Refer to Note 9, Derivative Financial Instruments and Fair Value Measurements, to our condensed consolidated financial statements, for details on our assets and liabilities regularly recorded at fair value and the respective placements in the fair value hierarchy.

Impact of COVID-19

In response to the COVID-19 pandemic, we instituted a safety committee that oversees our compliance with federal, state, and local government mandates, and ensures that the Company adheres to Centers for Disease Control (“CDC”) guidelines to maintain safe working conditions for our employees. Some of the protocols we implemented include limiting in-person work to essential personnel and performing temperature checks. Since March 2020, where practicable, our employees have worked remotely and minimized travel and other non-essential contact. Additionally, we are providing our employees with COVID-19 testing at no cost and personal protective equipment for their safety and well-being.

As of the date of this Prospectus/Offer to Exchange, the COVID-19 pandemic has had a relatively minimal economic impact on our results of operations. In May 2020, we received a $1.8 million PPP loan. At the time we applied for the loan there was considerable uncertainty as to the impact of the pandemic to our operations and the U.S. economy in general. However, as our operations have been designated “essential critical infrastructure work” in the energy sector by the U.S. Department of Homeland Security, we have been able to fully continue our operations. We have not experienced either a decline in our customer base or employee layoffs. In November 2020, the full amount of the PPP loan was forgiven. Aside from the PPP loan, any other impacts to our financial condition have been minimal.

The duration and future economic severity of the COVID-19 remains uncertain, and our results of operations and financial condition could potentially face material adverse effect(s) in the future due to COVID-19. For additional information regarding the possible impact of the COVID-19 pandemic on our business, see the section titled “Risk Factors.”

Emerging Growth Company Status

We are an emerging growth company as defined in the JOBS Act. The JOBS Act provides emerging growth companies with certain exemptions from public company reporting requirements for up to five fiscal years while a company remains an emerging growth company. As part of these exemptions, we need only provide two fiscal years of audited financial statements instead of three, we have reduced disclosure obligations such as for executive compensation, and we are not required to comply with auditor attestation requirements from Section 404(b) of the Sarbanes-Oxley Act regarding our internal control over financial reporting. Additionally, the JOBS Act has allowed us the option to delay adoption of new or revised financial accounting standards until private companies are required to comply with new or revised financial accounting standards.

MANAGEMENT

Executive Officers and Directors

Our Board

Our business and affairs are managed by or under the direction of our board, which is comprised of seven directors. Nasdaq rules generally require that independent directors must comprise a majority of a listed company’s board of directors. Under the rules of Nasdaq, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. As a controlled company, we are largely exempt from such requirements. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our board has determined that Mr. Gatti, Mr. Fogarty and Mr. Vemuri are “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and rules of Nasdaq.

The directors of our board are as follows. Each director was appointed to our board in connection with the closing of the Business Combination and holds his or her office until his or her successor has been duly elected or appointed and has qualified, or until his earlier death, resignation or removal.

Name	Position with OPAL	Age
Mark Comora	Chairman	81
Nadeem Nisar	Director	50
Marco F. Gatti	Director	39
Kevin M. Fogarty	Director	57
Betsy L. Battle	Director	68
Scott Dols	Director	59
Ashok Vemuri	Director	54

The following is a brief biography of each director of our board.

Mark S. Comora is the Founder and President of Fortistar. Since founding Fortistar in 1993, Mr. Comora has led Fortistar’s growth in the decarbonization of power generation, transportation fuels, and industrial processes. Mr. Comora is the chairman of Fortistar’s management and investment committees. Additionally, Mr. Comora currently serves as Chairman of the Board of Directors of Fortistar Sustainable Solutions Corp. (Nasdaq: FSSI) and as a member of the Board of Managers at Braven Environmental, LLC (“Braven Environmental”). Mr. Comora is an Officer and Member of the Board of the American Museum of Fly Fishing and a past member of the board of directors of the Independent Power Producers of New York and the board of directors of the Equipment Leasing Association and Leasing Foundation. Mr. Comora is a CPA and has an MBA from Columbia University and a BA from the University of Michigan. Mr. Mark Comora is the father of Mr. Adam Comora.

Nadeem Nisar has been serving as a Managing Director of Fortistar since July 2008, where he serves as Head of Fortistar’s Investment Team. Mr. Nisar is a member of Fortistar’s management and investment committees which oversee the operations of Fortistar’s portfolio companies. Mr. Nisar is also the Chief Executive Officer of Fortistar Sustainable Solutions Corp. Mr. Nisar also serves on the board of directors of several of Fortistar’s portfolio companies, including Fortistar Sustainable Solutions Corp, Carbonfree Chemicals LLC, Braven Environmental and Pellucere Technologies. Since joining Fortistar in 2008, Mr. Nisar has been executing Fortistar’s successful long-term strategy of sponsoring control investments in large scale power generation and energy infrastructure companies as well as leading Fortistar’s growth equity investments in biofuels, carbon capture and circular economy sectors. Prior to Fortistar, Mr. Nisar was a member of Deutsche Bank AG’s Power & Utilities group and Credit Suisse Securities (USA) LLC’s M&A and Global Energy teams where he advised on $30 billion in M&A and $20 billion in financing transactions. Mr. Nisar has a BS in Electrical Engineering from Washington University and a BA in Physics and Economics from Ohio Wesleyan University.

Marco F. Gatti currently serves as a Managing Director of ArcLight Capital. Mr. Gatti joined ArcLight Capital in 2018 and has 11 years of energy and private equity experience. Previously, Mr. Gatti served as the Chief Financial Officer of ArcLight Clean Transition Corp. I (Nasdaq: ACTC) from September 2020 to June 2021 when it completed a business combination. Prior to joining ArcLight Capital, Mr. Gatti spent five years as a Vice President in the Energy group at Warburg Pincus, where he focused on the sourcing, execution and portfolio management of equity investments in the energy and heavy industry sectors. Prior to joining Warburg Pincus in 2013, Mr. Gatti worked at Bain Capital, McKinsey & Company and Praxair between 2007 and 2012. Mr. Gatti earned a Master of Business Administration from the Wharton School of the University of Pennsylvania, a Master of Science in Mechanical Engineering from the University of Minnesota and a Bachelor of Science in Mechanical Engineering from Politecnico di Milano.

Kevin M. Fogarty recently retired from Kraton Corporation, Inc. (“Kraton”), where he served as President, Chief Executive Officer and Director, since 2008, following Kraton’s sale to DL Chemical in March, 2022. Kraton is a $2B leading global sustainable producer of specialty polymers and high-value biobased products derived from pine wood pulping co-products. Before joining Kraton, Mr. Fogarty spent 14 years with the Koch Industries, Inc. family of companies, where he held a variety of roles, including President for Polymer and Resins at Invista and President of KoSa’s Polymer and Intermediaries business. Mr. Fogarty was appointed non-executive Chairperson of the Board of Directors at Ecovyst Inc. (NYSE:ECVT), a leading integrated and innovative global provider of specialty catalysts and services, in April 2022. Since 2012, Mr. Fogarty has served as a Director of Glatfelter Corporation (NYSE:GLT), a leading global supplier of sustainable, cellulosic-based engineered materials, where he served as lead independent director from 2018 to 2021 and currently as Chairperson of the Nominating and Corporate Governance Committee. Mr. Fogarty is also a director of Circulus Holdings, PBLLC, a plastic recycling company. Mr. Fogarty previously served on the Board of Directors of the American Chemistry Council from 2017 through 2022. Mr. Fogarty graduated from Dalhousie University, in Halifax, Nova Scotia with a Bachelor of Engineering in 1990.

Betsy L. Battle has served since 2009 as Founding Partner and Chief Investment Officer of Lone Peak Partners Management, LP, an investment firm registered with the SEC and NFA. Prior to her founding Lone Peak Partners Management, LP, she was Director of Manager Selection and a member of the Management Committee at Soros Fund Management LLC. Over her eight years there, she not only managed multibillion dollar portfolios of external hedge funds for the Quantum group of funds and George Soros, but also built the manager selection and due diligence processes as well as the multi-manager portfolio construction and monitoring methodologies. Prior to Soros Fund Management, she held positions at Bankers Trust, Citicorp and JP Morgan, primarily as a manager in Global Sales and Trading. She currently serves on the Board of Directors of the University of North Carolina Kenan-Flagler Business School Foundation Board, the Board of Directors of the Breast Cancer Research Foundation, the International Advisory Board of Carolina Performing Arts, as well as a Fellow with the Keenan Institute of Private Enterprise, and a member of the President’s Council of the Peconic Land Trust. Ms. Battle received a BA from the University of North Carolina at Chapel Hill in 1976.

Scott Dols is the CEO of several waste-related companies. Mr. Dols is the Founder and, since 2002, has served as CEO of Big Truck Rental, which is a provider of new refuse and roll off rental trucks and provides waste haulers access to the latest model trucks. Mr. Dols is also a past Chairman of the National Waste & Recycling Association and currently serves on the Supplier Board of Governors. Mr. Dols also currently sits on the board of the Environmental Research & Education Foundation, which provides research and educational initiatives that translate directly into action for sustainable waste management practices.

Ashok Vemuri served as Chief Executive Officer and a Director of Conduent Incorporated, a global digital interactions company, from the company’s inception as a result of the spin-off from Xerox Corporation in January 2017 through August 2019. He previously served as Chief Executive Officer of Xerox Business Services, LLC and as an Executive Vice President of Xerox Corporation from July 2017 to December 2017. Prior to that, he was President, Chief Executive Officer, and a member of the Board of Directors of IGATE Corporation, a New Jersey-based global technology and services company now part of Capgemini, from 2013 to 2015. Before IGATE, Mr. Vemuri spent fourteen years in a variety of leadership and business development roles at Infosys, a multinational consulting and IT services company, where he joined as a business development manager and rose to serve as a member of the board. Mr. Vemuri is a member of the CEO Action for Diversity & Inclusion. He holds a Bachelor of Science degree from St. Stephen’s College, Delhi, and received his MBA from the Indian Institute of Management, Ahmedabad. Mr. Vemuri has served as a director for The Kroger Co. (NYSE: KR) since 2019, where he sits on the Audit and Financial Policy Committees.

Executive Officers

The following persons serve as our executive officers:

Name	Position with OPAL	Age
Adam Comora	Co-Chief Executive Officer	50
Jonathan Maurer	Co-Chief Executive Officer	63
Ann Anthony	Chief Financial Officer	55
David Unger	Executive Vice President	53
Anthony Falbo	Chief Operating Officer	55
Scott Edelbach	Executive Vice President	52
Hugh Donnell	Senior Vice President	68
John Coghlin	General Counsel	56

The following is a brief biography of each of our executive officers.

Adam Comora served in the role as Co-Chief Executive Officer of Opco from December 2020 up to the closing of the Business Combination. Mr. Comora was also with Fortistar from February 2011 until January 1, 2022 (when effective as of such time he resigned all his positions with Fortistar and its affiliated entities other than Opco), where, among other things, he served as President and Chief Executive Officer of TruStar Energy which now comprises the dispensing and monetization segment of Opco. Since the Business Combination, Mr. Comora has served as the Co-Chief Executive Officer of OPAL Fuels Inc. Prior to joining Fortistar, Mr. Comora was a partner at EnTrust Capital, an asset management firm based in New York City, where he was an integral part of the investment team managing long only equities, a long/short strategy launched in February 1999 and a fund of funds launched in 2003. While at EnTrust, assets under management grew from $1 billion to $6 billion. Prior to EnTrust, Comora was an Analyst and Associate at JP Morgan Investment Bank from 1994-1998. Mr. Comora received his Bachelor of Arts in Economics and Government from Cornell University. Mr. Adam Comora is the son of Mr. Mark Comora.

Jonathan Maurer served in the role as Co-Chief Executive Officer of Opco from December 2020 up to the closing of the Business Combination where Mr. Maurer transitioned in the same capacity to the management OPAL Fuels Inc. Mr. Maurer previously served as a Managing Director of Fortistar until January 1, 2022 (when effective as of such time he resigned all his positions with Fortistar and its affiliated entities other than Opco), where he was Co-Head of Fortistar’s Investment Team and led all management and investment activities associated with Fortistar’s renewable natural gas, LFG to power, and biomass energy investments. Additionally, prior to January 1, 2022, Mr. Maurer served as a Managing Director of Fortistar Sustainable Solutions Corp. (Nasdaq: FSSI). Mr. Maurer also served as a member of Fortistar’s management and investment committees. Prior to his appointment at OPAL, Mr. Maurer served at Fortistar for over 30 years and previously was a commercial banker with JP Morgan Chase & Co. Mr. Maurer has an MBA from Columbia Business School and a Bachelor of Arts from St. Lawrence University.

Ann Anthony served as the Chief Financial Officer of Opco from April 2021 up to the closing of the Business Combination where Ms. Anthony transitioned in the same capacity to the management of OPAL Fuels Inc. Prior to joining OPAL, from November 2019 to April 2021, Ms. Anthony was the Chief Financial Officer and Secretary of Key Capture Energy, LLC, a start-up private equity funded battery storage company where she was responsible for managing all financial and HR processes for the start-up company. Before joining Key Capture Energy, LLC, Ms. Anthony served from 2008 to 2019 in various capacities with South Jersey Industries, Inc, a public energy services holding company, most recently leading finance and accounting as the Principal Financial Officer of SJI Utilities and Vice President and Treasurer of South Jersey Industries, Inc, the public registrant. Ms. Anthony received her Master of Business Administration and her Bachelor of Science in Finance from St. Joseph’s University.

David Unger served in the role as Executive Vice President of Opco from December 2020 up to the closing of the Business Combination where Mr. Unger transitioned in the same capacity to the management of OPAL Fuels Inc. Mr. Unger served at Fortistar from February 2018 until January 1, 2022 (when effective as of such time he resigned all his positions with Fortistar and its affiliated entities other than Opco), where he served as a Senior Vice President. Mr. Unger previously worked for Waste Management, Inc. for 23 years and developed their RNG and CNG monetization lines of business. Mr. Unger has developed over 70 renewable energy facilities, including RNG, LFG to electricity, and Solar. Mr. Unger managed Waste Management’s California CNG truck assets, monetizing both internally produced RNG and third-party sources RNG. In 2015 and 2016, Mr. Unger was selected to Waste Management’s “Circle of Excellence” for outstanding achievement. Mr. Unger has a Bachelor of Sciences in Renewable Natural Resources from the University of Connecticut and a Master of Business Administration from the University of New Haven.

Anthony Falbo served in the role as Chief Operating Officer of Opco from December 2020 up to the closing of the Business Combination where Mr. Falbo transitioned in the same capacity to the management of OPAL Fuels Inc. From 2006 until December 2020, Mr. Falbo served in a similar capacity as Senior Vice President at Fortistar. Mr. Falbo has over 36 years of experience working in the energy sector, both in the management of operating energy facilities as well as construction management. During his time at Fortistar, Mr. Falbo participated in the acquisition of over 30 LFG to energy power projects and developed a best-in-class operating team. Prior to joining Fortistar, from 1991 to 2006, Mr. Falbo served as an electrical power generation Supervisor for NAES Corporation. From 1985 – 1991, Mr. Falbo worked in the U.S. Navy Nuclear Power Program onboard submarines. Mr. Falbo received his Bachelor of Science from State University of New York Empire State College, where he continues his Master level coursework.

Scott Edelbach has served in the role as the Executive Vice President of Opco from December 2020 up to the closing of the Business Combination where Mr. Edelbach transitioned in the same capacity to the management of OPAL Fuels Inc. Mr. Edelbach was a founder of TruStar Energy which was formed in 2009. Prior to joining TruStar Energy, Mr. Edelbach worked at Oshkosh Truck Corporation for 18 years where his last position was Vice President of the Refuse Division. At Oshkosh Truck Corporation, Edelbach led the company to become the first major OEM in the United States to build and integrate natural gas fuel systems into large class 8 trucks and was part of the development teams creating heavy duty electric hybrid chassis and utility bodies such as garbage trucks and concrete mixers that were to be used for commercial application in the United States and European markets. Mr. Edelbach received his Bachelor’s in Business Management from Southwestern University.

Hugh Donnell served as Senior Vice President, Business Development and Sustainability at Opco and has been with the company from April 2022 up to the closing of the Business Combination where Mr. Donnell transitioned in the same capacity to the management of OPAL Fuels Inc. Prior to joining OPAL, Mr. Donnell worked at Cummins Inc. for 28 years in a variety of roles including new product development, commercial strategy, product sales, and in the role of National Account Executive. In his most recent role at Cummins, reporting to the President of CWI Joint Venture, he was responsible for the business growth and market development of renewable natural gas engines, which included working closely with state and federal government air quality agencies. Mr. Donnell serves several advisory roles and is a board member of Natural Gas Vehicles America. He received his Bachelor of Arts from University of Southern Maine.

John Coghlin has served as the General Counsel of Opco from June 2021 up to the closing of the Business Combination where Mr. Coghlin transitioned in the same capacity to the management of OPAL Fuels Inc. Prior to joining OPAL, Mr. Coghlin served as Senior Vice President and General Counsel of Colt Defense, a manufacturing firm based in West Hartford, Connecticut. From 2007 to 2014, Mr. Coghlin served as the Chief Operating Officer and General Counsel at Healthcor Group, a global registered investment advisor. Prior to Healthcor Mr. Coghlin served as Senior Vice President and General Counsel of Citizens Financial Group, a division of Royal Bank of Scotland. Mr. Coghlin began his career as an associate with the law firm of Rogers & Wells. Mr. Coghlin received his Juris Doctorate from Boston College School of Law and his Bachelor of Arts from Tufts University.

Independence of the Board

Nasdaq rules generally require that independent directors must comprise a majority of a listed company’s board of directors. As a controlled company, OPAL is largely exempt from such requirements. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, we have determined that Mr. Gatti, Mr. Fogarty and Mr. Vemuri, representing three members of our board, are “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and rules of Nasdaq.

Controlled Company Exemption

Mr. Comora, through his control of OPAL Holdco, beneficially owns a majority of the voting power of all outstanding shares of our common stock. As a result, we are a “controlled company” within the meaning of the Nasdaq Listing Rules. Under the Nasdaq Listing Rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements (1) that a majority of its board of directors consist of independent directors, (2) that its board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) that director nominees must either be selected, or recommended for the board’s selection, either by independent directors constituting a majority of the board’s independent directors in a vote in which only independent directors participate, or a nominating and corporate governance committee comprised solely of independent directors with a written charter addressing the committee’s purpose and responsibilities. We may utilize these exemptions, and you may not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements. If we cease to be a “controlled company” and our shares continue to be listed on Nasdaq, we will be required to comply with these standards and, depending on the board’s independence determination with respect to its then-current directors, we may be required to add additional directors to its board in order to achieve such compliance within the applicable transition periods.

Committees of the Board

Our board maintains a standing audit committee (“Audit Committee”), but does not currently maintain a standing compensation committee or nominating/governance committee based upon the exceptions from the Nasdaq Listing Rules for “controlled companies.”

Our Audit Committee consists of Mr. Gatti, Mr. Fogarty and Mr. Vemuri. Each member of the audit committee qualifies as an independent director under the Nasdaq Listing Rules and the independence requirements of Rule 10A-3 under the Exchange Act. Our Board has determined that Mr. Vemuri, as a member of our Audit Committee, qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K and possesses financial sophistication, as defined under the rules of Nasdaq.

The purpose and responsibilities of the Audit Committee are set forth in the Audit Committee Charter adopted by our board on July 21, 2022.

Code of Business Conduct and Ethics

Our Board adopted a Code of Business Conduct and Ethics on July 21, 2022 (the “Code of Conduct”) that applies to all of our directors, officers and employees, including our principal executive officers, principal financial officer and principal accounting officer, which is available on our website. Our Code of Conduct is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our website.

EXECUTIVE COMPENSATION

Unless the context otherwise requires, any reference in this section of this Prospectus/Offer to Exchange to (i) “OPAL,” “we,” “us” or “our” refers to Opco and its consolidated subsidiaries prior to the consummation of the Business Combination and to OPAL Fuels Inc. and its consolidated subsidiaries following the Business Combination and (ii) to “our board” refers to the board of managers of Opco prior to the consummation of the Business Combination and to the board of directors of OPAL Fuels Inc. following the Business Combination.

The following section describes the significant elements of our executive compensation program for 2021 with particular emphasis on the process for determining compensation payable to our Co-Chief Executive Officers and other two most highly compensated executive officers (collectively, the “Named Executive Officers” or “NEOs”) during 2021. Our executive officers are listed below (of which Mr. Comora, Mr. Mauer, Mr. Unger and Mr. Edelbach are Named Executive Officers):

●	Adam Comora, Co-Chief Executive Officer

●	Jonathan Maurer, Co-Chief Executive Officer

●	Ann Anthony, Chief Financial Officer

●	Anthony Falbo, Chief Operating Officer

●	David Unger, Executive Vice President

●	Scott Edelbach, Executive Vice President

●	Hugh Donnell, Senior Vice President

●	John Coghlin, General Counsel

Overview

Historically, the Chairman of our board and the boards of directors of our predecessor companies has been responsible for setting the compensation of our Co-Chief Executive Officers and Chief Financial Officer, and for working with our Co-Chief Executive Officers to set the compensation for the other executive officers.

Summary Compensation Table

The following table sets forth information concerning the compensation paid by us to our principal executive officers during the fiscal year ended December 31, 2021 (the “2021 Fiscal Year”) and the other Named Executive Officers during the 2021 Fiscal Year.

2021 SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)	Option Awards ($)	All Other Compensation ($)(2)	Total ($)
Adam Comora,	2021	396,366	750,000	—	—	19,500	1,165,866
Co- Chief Executive Officer
Jonathan Maurer,	2021	380,519	750,000	—	—	26,000	1,156,519
Co- Chief Executive Officer
Scott Edelbach,	2021	293,623	202,366	—	—	11,593	507,582
Executive Vice President
David Unger,	2021	325,923	340,000	—	—	19,835	685,758
Executive Vice President

(1)	Includes cash discretionary bonuses paid to NEOs for 2021. Please see additional information below in the section entitled “Annual Incentives.”

(2)	The amounts shown in this column represent matching contributions under the terms of our 401(k) plan paid by us on behalf of each NEO. The amounts of matching 401(k) contributions were as follows: $19,500 for Mr. Comora; $26,000 for Mr. Maurer; $11,593 for Mr. Edelbach; and $19,835 for Mr. Unger.

Narrative Disclosure to the Summary Compensation Table

For the 2021 fiscal year, our compensation program consisted primarily of the following elements: base salary, short-term annual incentive awards, long-term equity incentives and benefit and perquisite programs.

Base Salary

Historically, we have provided base salary as a fixed source of compensation for our executive officers. Base salaries for NEOs are established based on the scope of their responsibilities, competencies and their prior relevant experience, taking into account compensation paid in the market for similar positions, the market demand for such NEOs and the NEO’s total compensation package. Base salaries are reviewed annually, based on each NEO’s success in meeting or exceeding individual objectives and on our financial performance. Additionally, base salaries can be adjusted as warranted throughout the year to reflect promotions or other changes in the scope of breadth of an executive’s role or responsibilities, as well as to maintain market competitiveness.

Annual Incentives

Our compensation program for NEOs and other executive officers includes eligibility for annual cash bonuses. Annual bonuses were determined in the sole discretion of our board, based upon OPAL meeting its business and financial objectives generally and its annual financial performance targets in particular, as well as each NEO’s individual performance. Based on the review of the NEOs’ performance by our board, our board awarded the NEOs annual bonuses in the amounts set forth in the Summary Compensation Table above.

Long-Term Incentives

Pursuant to the Long-Term Incentive Plan Award Agreement between Mr. Edelbach and TruStar Energy LLC, a Delaware limited liability company and subsidiary of Opco, Mr. Edelbach is eligible to receive a base cash award in 2023 for the performance period lasting from January 1, 2020 through December 31, 2022 with a target value of $1,250,000 and a maximum value of $2,250,000.

Equity awards are a variable element of compensation that allowed us to reward our NEOs for their sustained contributions to the company. Equity awards reward performance and continued employment by an NEO, with associated benefits to us of attracting and retaining employees. Historically, Fortistar LLC granted units intended to be treated as “profits interests” for U.S. federal income tax purposes to certain of Opco executives through one of its feeder entities with such profits interests awards tracking the performance of the applicable predecessor companies of Opco (such awards, the “Parent Equity Awards”). Participants were entitled to participate in pro-rata distributions from such predecessors of Opco during their employment. Effective as of December 31, 2020, the Parent Equity Awards were restructured to track the performance of Opco. Following the termination of their employment, their unvested Parent Equity Awards shall be forfeited, as further described in the governing documents of the applicable feeder entities. The Parent Equity Awards held by the NEOs remain outstanding during the NEOs’ employment with us post-Business Combination, however, the NEOs are no longer be eligible to receive any future Parent Equity Awards. No Parent Equity Awards were issued in the 2021 Fiscal Year.

Employee Benefits.

We provide standard health, dental, and disability insurance benefits to our executive officers, on the same terms and conditions as provided to all eligible employees. We do not offer a deferred compensation plan or pension plan and do not provide executive perquisites that are not generally available on a non-discriminatory basis to all of our employees.

Employment Agreements

Mr. Unger had previously entered into an Employment Agreement with Fortistar dated May 3, 2018, which was terminated in early 2022. Following such termination, no NEOs are entitled to compensation upon a change in control or termination, provided, however, that upon a change in control of Opco, each NEO shall be entitled to payment with respect to such NEO’s Parent Equity Awards in the amounts set forth in the table entitled “Outstanding Equity Awards at 2021 Fiscal Year End” (assuming such change in control occurred on December 31, 2021, and other conditions described in footnote 3 to such table are met).

Outstanding Equity Awards at 2021 Fiscal Year End

The following table sets forth information concerning outstanding profits interest equity awards as of December 31, 2021 for each NEO.

Name	Parent Equity Awards Grant Date(1)	Number of Shares or Units of Stock That Have Not Vested (%)(2)	Market Value of Shares Or Units Of Stock That Have Not Vested ($)(3)
Adam Comora,
Co-Chief Executive Officer	February 25, 2019	0.78%	$11,172,566
	May 15, 2019	0.26%	$3,720,271
	July 24, 2020	0.26%	$3,784,434
	August 4, 2020	0.26%	$3,784,434
Jonathan Maurer,
Co-Chief Executive Officer	February 25, 2019	0.52%	$7,448,595
	May 15, 2019	0.17%	$2,480,253
	July 24, 2020	0.18%	$2,523,439
	August 4, 2020	0.18%	$2,523,439
Scott Edelbach, Executive Vice President	—	—	—
David Unger,
Executive Vice President	February 25, 2019	0.13%	$1,861,986
	May 15, 2019	0.04%	$620,009
	July 24, 2020	0.14%	$1,963,832
	August 4, 2020	0.11%	$1,583,334

(1)	All Parent Equity Awards vest ratably on each of the first five anniversaries of the Grant Date.

(2)	Parent Equity Awards entitle recipients to indirectly receive a percentage of the profits (“Profits Portion”) received by Fortistar from investment in Opco after the repayment of the capital contributed to Opco by Fortistar. This column represents, as of December 31, 2021, a percentage of Opco which is approximately equal to such Profits Portion.

(3)	The Market Value of Parent Equity Awards represents the value of the Profits Portion assuming that (i) all of the equity or assets or Opco was sold for fair market value on December 31, 2021, (ii) the proceeds of such sale were distributed to the equity holders of Opco (which, in turn distributed such amounts to their owners), and (iii) Fortistar received full repayment of its capital contributed to Opco.

Compensation of Directors

Prior to the closing of the Business Combination, none of the members of our board received any compensation for services as a director. As directors on our board post-Business Combination, we intend that all non-employee directors will be paid as members of our board, and, if applicable, as members of any committee of our board, certain annual retainers to be determined by our board.

We expect that non-employee members of our board will be paid in a combination of cash and equity awards. It is anticipated that each such director will be able to elect to receive up to 100% of their cash retainer in the form of equity awards. The cash and equity retainers would be paid on a quarterly basis.

Each member of our board is entitled to reimbursement for reasonable travel and other expenses incurred in connection with attending board meetings and meetings for any committee on which he or she serves.

Compensation Committee Interlocks and Insider Participation

We do not have a compensation committee. During the year ended December 31, 2021, Jon Mauer and Adam Comora, the co-CEOs of Opco, and following the consummation of the Business Combination, the co-CEOs of OPAL, participated in deliberations of our board concerning executive officer compensation.

MARKET INFORMATION, DIVIDENDS, AND RELATED STOCKHOLDER MATTERS

Market Information of Class A Common Stock and Warrants

Our Class A common stock and public warrants are listed on the Nasdaq under the symbols “OPAL” and “OPALW,” respectively. As of November 16, 2022, 25,671,390 shares of Class A common stock, 6,223,233 public warrants, and 9,223,261 private placement warrants were outstanding. The closing price of our Class A common stock and public warrants on November 16, 2022 was $7.77 and $1.2387, respectively.

As of November 16, 2022, there were approximately 23 holders of record of our Class A common stock, one holder of record of our public warrants, and five holders of record of our private placement warrants. Such numbers do not include DTCC participants or beneficial owners holding securities through nominee names.

Dividends

OPAL has not paid any cash dividends on shares of its Class A common stock or Class C common stock to date and has no current plans to pay dividends on its Class A common stock or Class C common stock in the foreseeable future. Holders of OPAL’s Class B common stock and Class D common stock do not have any right to receive dividends. The payment of cash dividends in the future will be dependent upon OPAL’s revenues and earnings, if any, capital requirements and general financial condition. The payment of any dividends will be within the discretion of our board.

Source and Amount of Funds

Because this transaction is an offer to holders to exchange their existing warrants for our Class A common stock, there is no source of funds or other cash consideration being paid by us to, or to us from, those tendering warrant holders pursuant to the Offer, other than the amount of cash paid in lieu of a fractional share in the Offer. We estimate that the total amount of cash required to complete the transactions contemplated by the Offer and Consent Solicitation, including the payment of any fees, expenses and other related amounts incurred in connection with the Offer and Consent Solicitation and the payment of cash in lieu of fractional shares, will be approximately $2.5 million. We expect to have sufficient funds to complete the transactions contemplated by the Offer and Consent Solicitation and to pay fees, expenses, and other related amounts from our cash on hand.

Exchange Agent

Continental Stock Transfer & Trust Company has been appointed as the exchange agent for the Offer and Consent Solicitation. The Letter of Transmittal and Consent and all correspondence in connection with the Offer should be sent or delivered by each holder of the warrants, or a beneficial owner’s custodian bank, depositary, broker, trust company, or other nominee, to the exchange agent at the address and telephone numbers set forth on the back cover page of this Prospectus/Offer to Exchange. We will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable, out-of-pocket expenses in connection therewith.

Information Agent

D.F. King & Co., Inc. has been appointed as the information agent for the Offer and Consent Solicitation, and will receive customary compensation for its services. Questions concerning tender procedures and requests for additional copies of this Prospectus/Offer to Exchange or the Letter of Transmittal and Consent should be directed to the information agent at the address and telephone numbers set forth on the back cover page of this Prospectus/Offer to Exchange.

Dealer Manager

We have retained BofA Securities, Inc. to act as dealer manager in connection with the Offer and Consent Solicitation and will pay the dealer manager a customary fee as compensation for its services. We will also reimburse the dealer manager for certain expenses. The obligations of the dealer manager to perform this function are subject to certain conditions. We have agreed to indemnify the dealer manager against certain liabilities, including liabilities under the federal securities laws. Questions about the terms of the Offer or Consent Solicitation may be directed to the dealer manager at its address and telephone number set forth on the back cover page of this Prospectus/Offer to Exchange.

The dealer manager and its affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage, and other financial and non-financial activities and services. The dealer manager and its affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they have received or will receive customary fees and expenses. The dealer manager acts as administrative agent and lender under our for our $125 million term loan entered into on October 22, 2021.

In the ordinary course of their various business activities, the dealer manager and its affiliates, officers, directors, and employees may purchase, sell, or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps, and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities, and/or instruments of us (directly, as collateral securing other obligations, or otherwise) and/or persons and entities with relationships with us. The dealer manager and its affiliates may also communicate independent investment recommendations, market color, or trading ideas and/or publish or express independent research views in respect of such assets, securities, or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities, and instruments. In the ordinary course of its business, the dealer manager or its affiliates may at any time hold long or short positions, and may trade for their own accounts or the accounts of customers, in securities of the Company, including warrants, and, to the extent that the dealer manager or its affiliates own warrants during the Offer and Consent Solicitation, they may tender such warrants under the terms of the Offer and Consent Solicitation.

Fees and Expenses

The expenses of soliciting tenders of the warrants and the Consent Solicitation will be borne by us. The principal solicitations are being made by mail; however, additional solicitations may be made by facsimile transmission, telephone, or in person by the dealer manager and the information agent, as well as by our officers and other employees and affiliates.

You will not be required to pay any fees or commissions to us, the dealer manager, the exchange agent, or the information agent in connection with the Offer and Consent Solicitation. If your warrants are held through a broker, dealer, commercial bank, trust company, or other nominee that tenders your warrants on your behalf, your broker or other nominee may charge you a commission or service fee for doing so. You should consult your broker, dealer, commercial bank, trust company, or other nominee to determine whether any charges will apply.

Transactions and Agreements Concerning Our Securities

Other than as set forth below and (i) in the section of this Prospectus/Offer to Exchange entitled “Description of Securities” and (ii) as set forth in our certificate of incorporation (our “Charter”), there are no agreements, arrangements, or understandings between the Company, or any of our directors or executive officers, and any other person with respect to our securities that are the subject of the Offer and Consent Solicitation.

Neither we, nor any of our directors, executive officers, or controlling persons, or any executive officers, directors, managers, or partners of any of our controlling persons, has engaged in any transactions in our warrants in the last 60 days.

Tender and Support Agreement

Parties representing approximately 53.3% of the outstanding public warrants and 100% of the outstanding private placement warrants have agreed to tender their public warrants and private placement warrants (as applicable) in the Offer and consent to the Warrant Amendment in the Consent Solicitation pursuant to the Tender and Support Agreement.

Accordingly, if holders of an additional approximately 11.7% of the outstanding public warrants consent to the Warrant Amendment in the Consent Solicitation, and the other conditions described herein are satisfied or waived, then the Warrant Amendment will be adopted.

Registration Under the Exchange Act

The warrants currently are registered under the Exchange Act. This registration may be terminated upon application by us to the SEC if there are fewer than 300 record holders of the warrants. We currently do not intend to terminate the registration of the warrants, if any, that remain outstanding after completion of the Offer and Consent Solicitation. Notwithstanding any termination of the registration of our warrants, we will continue to be subject to the reporting requirements under the Exchange Act as a result of the continuing registration of our Class A common stock.

Accounting Treatment

We will account for the exchange of warrants as a Class A common stock issuance for no additional value. The par value of each share of Class A common stock issued in the Offer will be recorded as a decrease in Class A common stock and an increase in additional paid-in capital. Any cash paid in lieu of fractional shares will be recorded as a decrease in cash and an increase in additional paid-in capital. The Offer will not modify the current accounting treatment for the unexchanged warrants.

Absence of Appraisal or Dissenters’ Rights

Holders of the warrants do not have any appraisal or dissenters’ rights under applicable law in connection with the Offer and Consent Solicitation.

Exchange Agent

The depositary and exchange agent for the Offer and Consent Solicitation is:

Continental Stock Transfer & Trust Company
1 State Street, 30th Floor

New York, New York 10004

Additional Information; Amendments

We have filed with the SEC a Tender Offer Statement on Schedule TO, of which this Prospectus/Offer to Exchange is a part. We recommend that warrant holders review the Schedule TO, including the exhibits, and our other materials that have been filed with the SEC before making a decision on whether to accept the Offer and Consent Solicitation.

We will assess whether we are permitted to make the Offer and Consent Solicitation in all jurisdictions. If we determine that we are not legally able to make the Offer and Consent Solicitation in a particular jurisdiction, we will inform warrant holders of this decision. The Offer and Consent Solicitation is not made to those holders who reside in any jurisdiction where the offer or solicitation would be unlawful.

Our board of directors recognizes that the decision to accept or reject the Offer and Consent Solicitation is an individual one that should be based on a variety of factors and warrant holders should consult with personal advisors if they have questions about their financial or tax situation.

We are subject to the information requirements of the Exchange Act and, in accordance therewith, file and furnish reports and other information with the SEC. All reports and other documents we have filed or furnished with the SEC, including the registration statement on Form S-4 relating to the Offer and Consent Solicitation, or will file or furnish with the SEC in the future, can be accessed electronically on the SEC’s website at www.sec.gov. If you have any questions regarding the Offer and Consent Solicitation or need assistance, you should contact the information agent for the Offer and Consent Solicitation. You may request additional copies of this document, the Letter of Transmittal and Consent, or the Notice of Guaranteed Delivery from the information agent. All such questions or requests should be directed to:

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, New York 10005
Banks and Brokers call: (212) 269-5550
Call Toll Free: (800) 549-6864
Email: opal@dfking.com

We will amend our offering materials, including this Prospectus/Offer to Exchange, to the extent required by applicable securities laws to disclose any material changes to information previously published, sent, or given by us to warrant holders in connection with the Offer and Consent Solicitation.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of certain material U.S. federal income tax consequences of the receipt of Class A common stock in exchange for our warrants pursuant to the Offer or pursuant to the terms of the Warrant Amendment, the deemed exchange of warrants not exchanged for Class A common stock in the Offer for “new” warrants as a result of the Warrant Amendment, and the ownership and disposition of Class A common stock received in any such exchange, but does not purport to be a complete analysis of all potential tax effects. This discussion is limited to certain U.S. federal income tax considerations to beneficial owners of our Class A common stock and warrants (which are referred to collectively in this discussion as our securities) that hold those securities as capital assets within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion assumes that any distributions made by us on our Class A common stock and any consideration received by a holder in consideration for the sale or other disposition of our Class A common stock will be in U.S. dollars.

This summary is based upon U.S. federal income tax laws as of the date of this registration statement, which is subject to change or differing interpretation, possibly with retroactive effect. This discussion is a summary only and does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances. In particular, this discussion does not address the effects of the alternative minimum tax, the Medicare tax on certain net investment income, the effects of Section 451 of the Code, or the different consequences that may apply if you are subject to special rules that apply to certain types of investors, including but not limited to:

●	banks, financial institutions or financial services entities;

●	broker-dealers;

●	governments or agencies or instrumentalities thereof;

●	regulated investment companies;

●	real estate investment trusts;

●	U.S. expatriates or former citizens or long-term residents of the United States;

●	persons that actually or constructively own five percent or more (by vote or value) of our shares;

●	persons that acquired our Class A common stock or warrants pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;

●	insurance companies;

●	dealers or traders subject to a mark-to-market method of tax accounting with respect to our Class A common stock or warrants;

●	persons holding our Class A common stock or warrants as part of a “straddle,” constructive sale, hedge, conversion or other integrated or similar transaction;

●	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

●	partnerships (or entities or arrangements classified as partnerships or other pass-through entities for U.S. federal income tax purposes) and any beneficial owners of such entities or arrangements;

●	tax-exempt entities;

●	controlled foreign corporations; and

●	passive foreign investment companies and other corporations that accumulate earnings to avoid U.S. federal income tax.

If a partnership (including an entity or arrangement treated as a partnership or other pass-through entity for U.S. federal income tax purposes) holds our Class A common stock or warrants, the tax treatment of a partner, member or other beneficial owner in such entity will generally depend upon the status of the partner, member or other beneficial owner, the activities of the entity, and certain determinations made at the partner, member or other beneficial owner level. If you are a partner, member or other beneficial owner of a partnership (or other pass-through entity) that holds our Class A common stock or warrants, you are urged to consult your own tax advisor regarding the tax consequences of the acquisition, ownership and disposition of our Class A common stock or warrants.

This discussion is based on the Code, and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date hereof, which are subject to change, possibly on a retroactive basis, and changes to any of which subsequent to the date of this registration statement may affect the tax consequences described herein. This discussion does not address any aspect of state, local or non-U.S. taxation, or any U.S. federal taxes other than income taxes (such as gift and estate taxes).

We have not sought, and do not expect to seek, a ruling from the U.S. Internal Revenue Service (the “IRS”) as to any U.S. federal income tax consequence described herein. The IRS may disagree with the discussion herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion. You are urged to consult your own tax advisor with respect to the application of U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction.

THIS DISCUSSION IS ONLY A SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS ASSOCIATED WITH THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK OR WARRANTS. EACH PROSPECTIVE INVESTOR IN OUR CLASS A COMMON STOCK OR WARRANTS IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR SECURITIES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL NON-INCOME, STATE, LOCAL, AND NON-U.S. TAX LAWS.

U.S. Holders

This section applies to you if you are a “U.S. holder.” A U.S. holder is a beneficial owner of our shares of Class A common stock or warrants that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust, if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons (as defined in the Code) have authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under Treasury Regulations to be treated as a United States person.

Exchange of Warrants for Class A Common Stock

For those U.S. holders of our warrants participating in the Offer and for any U.S. holders of our warrants subsequently exchanged for Class A common stock pursuant to the terms of the Warrant Amendment, we intend to treat the exchange of warrants for our Class A common stock as a “recapitalization” within the meaning of Section 368(a)(1)(E) of the Code. Under such treatment, (i) you should not recognize any gain or loss on the exchange of warrants for shares of our Class A common stock (except to the extent of any cash payment received in lieu of a fractional share in connection with the Offer or such subsequent exchange), (ii) your aggregate tax basis in the Class A common stock received in the exchange should equal your aggregate tax basis in your warrants surrendered in the exchange (except to the extent of any tax basis allocated to a fractional share for which a cash payment is received in connection with the Offer or such subsequent exchange), and (iii) your holding period for the Class A common stock received in the exchange should include your holding period for the surrendered warrants. Special tax basis and holding period rules apply to U.S. holders that acquired different blocks of warrants at different prices or at different times. You should consult your tax advisor as to the applicability of these special rules to your particular circumstances. Any cash you receive in lieu of a fractional share of our Class A common stock pursuant to the Offer or a subsequent exchange pursuant to the terms of the Warrant Amendment should generally result in gain or loss to you equal to the difference between the cash received and your tax basis in the fractional share as described below under “—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Stock.”

Because there is a lack of direct legal authority regarding the U.S. federal income tax consequences of the exchange of our warrants for our Class A common stock, there can be no assurance in this regard, and alternative characterizations by the IRS or a court are possible, including ones that would require U.S. holders to recognize taxable income. If our treatment of the exchange of our warrants for our Class A common stock were successfully challenged by the IRS and such exchange were not treated as a recapitalization for United States federal income tax purposes, exchanging U.S. holders may be subject to taxation in a manner analogous to the rules applicable to dispositions of our Class A common stock described below under “—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Stock.”

Although we believe the exchange of our warrants for our Class A common stock pursuant to the Offer or any subsequent exchange pursuant to the terms of the Warrant Amendment is a value-for-value transaction, because of the uncertainty inherent in any valuation, there can be no assurance that the IRS or a court would agree. If the IRS or a court were to view the exchange pursuant to the Offer or any subsequent exchange pursuant to the terms of the Warrant Amendment as the issuance of Class A common stock to an exchanging holder having a value in excess of the warrants surrendered by such holder, such excess value could be viewed as a constructive dividend or a fee received in consideration for consenting to the Warrant Amendment (which constructive dividend or fee may be taxable to you and may be taxable as ordinary income).

If you exchange our warrants for our Class A common stock pursuant to the Offer or if your warrants are subsequently exchanged for our Class A common stock pursuant to the terms of the Warrant Amendment, and if you hold 5% or more of our Class A common stock prior to the exchange, or if you hold warrants and other securities of ours prior to the exchange with a tax basis of $1 million or more, you will be required to file with your U.S. federal income tax return for the year in which the exchange occurs a statement setting forth certain information relating to the exchange (including the fair market value, immediately prior to the exchange, of the warrants transferred in the exchange and your tax basis, immediately prior to the exchange, in such warrants), and to maintain permanent records containing such information.

Warrants not Exchanged for Class A Common Stock

If the Warrant Amendment is approved, we intend to treat all warrants not exchanged for Class A common stock in the Offer as having been exchanged for “new” warrants pursuant to the Warrant Amendment and to treat such deemed exchange as a “recapitalization” within the meaning of Section 368(a)(1)(E) of the Code. Under such treatment, (i) you should not recognize any gain or loss on the deemed exchange of warrants for “new” warrants, (ii) your aggregate tax basis in the “new” warrants deemed to be received in the exchange should equal your aggregate tax basis in your existing warrants deemed surrendered in the exchange, and (iii) your holding period for the “new” warrants deemed to be received in the exchange should include your holding period for the warrants deemed surrendered. Special tax basis and holding period rules apply to holders that acquired different blocks of our warrants at different prices or at different times. You should consult your tax advisor as to the applicability of these special rules to your particular circumstances.

Because there is a lack of direct legal authority regarding the U.S. federal income tax consequences of a deemed exchange of our warrants for “new” warrants pursuant to the Warrant Amendment, there can be no assurance in this regard, and alternative characterizations by the IRS or a court are possible, including ones that would require U.S. holders to recognize taxable income. If our treatment of the deemed exchange of our warrants for “new” warrants pursuant to the Warrant Amendment were successfully challenged by the IRS and such exchange were not treated as a recapitalization for United States federal income tax purposes, exchanging U.S. holders may be subject to taxation in a manner analogous to the rules applicable to dispositions of Class A common stock described below under “—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of our Class A Common Stock.”

Taxation of Distributions on our Class A Common Stock. We do not expect to pay any distributions on our Class A common stock in the foreseeable future. If we pay distributions in cash or other property (other than certain distributions of our stock or rights to acquire our stock) to U.S. holders of shares of our Class A common stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in its Class A common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the Class A common stock and will be treated as described under “U.S. Holders—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Stock,” below.

Dividends we pay to a U.S. holder that is treated as a corporation for U.S. federal income tax purposes generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends we pay to a non-corporate U.S. holder may constitute “qualified dividend income” that will be subject to tax at the maximum tax rate accorded to long-term capital gains. If the relevant holding period requirements are not satisfied, then a corporate U.S. holder may not be able to qualify for the dividends received deduction and would have taxable income equal to the entire dividend amount and a non-corporate U.S. holder may be subject to tax on such dividend at regular ordinary income tax rates instead of the preferential rate that applies to qualified dividend income.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Stock. Upon a sale or other taxable disposition of our Class A common stock, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. holder’s adjusted tax basis in the Class A common stock. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period for the Class A common stock so disposed of exceeds one year. If such holding period requirement is not satisfied, any gain on a sale or other taxable disposition of the Class A common stock would be subject to short-term capital gain treatment and would be taxed at regular ordinary income tax rates. Long-term capital gains recognized by non-corporate U.S. holders may be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

Generally, the amount of gain or loss recognized by a U.S. holder upon a sale or other taxable disposition of Class A common stock will be an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. holder’s adjusted tax basis in its Class A common stock disposed of or sold.

Information Reporting and Backup Withholding. In general, information reporting requirements may apply to dividends paid to a U.S. holder and to the proceeds of the sale or other disposition of our shares of Class A common stock, unless the U.S. holder is an exempt recipient. Backup withholding may apply to such payments if the U.S. holder fails to provide a taxpayer identification number (which for an individual is ordinarily his or her social security number), a certification of exempt status or has been notified by the IRS that it is subject to backup withholding (and such notification has not been withdrawn).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a credit against a U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided the required information is timely furnished to the IRS.

U.S. holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

Non-U.S. Holders

This section applies to you if you are a “non-U.S. holder.” As used herein, the term “non-U.S. holder” means a beneficial owner of our Class A common stock or warrants who or that is for U.S. federal income tax purposes:

●	a non-resident alien individual (other than certain former citizens and residents of the United States subject to U.S. tax as expatriates);

●	a foreign corporation; or

●	an estate or trust that is not a U.S. holder;

but generally does not include an individual who is present in the United States for 183 days or more in the taxable year of the disposition of our securities. If you are such an individual, you should consult your own tax advisor regarding the U.S. federal income tax consequences of the acquisition, ownership or sale or other disposition of our securities.

Exchange of Warrants for our Class A Common Stock

A non-U.S. holder’s exchange of our warrants for our Class A common stock pursuant to the Offer or the terms of the Warrant Amendment, and the deemed exchange of warrants not exchanged for Class A common stock in the Offer for “new” warrants pursuant to the Warrant Amendment, should generally have the same tax consequences as described above with respect to U.S. holders, except that if a non-U.S. holder is not engaged in the conduct of a trade or business within the United States, such non-U.S. holder should not be required to make the U.S. federal income tax filings required of U.S. holders described above solely on account of the exchange of warrants for our Class A common stock pursuant to the Offer or the terms of the Warrant Amendment. Any cash received by a non-U.S. holder in lieu of a fractional share of our Class A common stock pursuant to the Offer should generally be treated as gain from the sale or other taxable disposition of our Class A common stock, which will be treated as described under “—Gain on Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Stock.”

Taxation of Distributions on our Class A Common Stock. In general, any distributions (other than certain distributions of our stock and rights to acquire our stock) we make to a non-U.S. holder of shares of our Class A common stock, to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes. If such dividends are not effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States, we will be required to withhold tax from the gross amount of the dividend at a rate of 30% unless such non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the non-U.S. holder’s adjusted tax basis in its shares of our Class A common stock and, to the extent such distribution exceeds the non-U.S. holder’s adjusted tax basis, as gain realized from the sale or other disposition of the Class A common stock, which will be treated as described under “Non-U.S. Holders—Gain on Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Stock,” below.

The 30% withholding tax described above generally does not apply to dividends paid to a non-U.S. holder who provides an IRS Form W-8ECI certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. federal income tax as if the non-U.S. holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A corporate non-U.S. holder receiving dividends that are effectively connected with such holder’s conduct of a U.S. trade or business may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or such lower rate as may apply under an applicable income tax treaty).

Non-U.S. holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Gain on Sale, Taxable Exchange or Other Taxable Disposition of Class A Common Stock. A non-U.S. holder generally will not be subject to U.S. federal income or withholding tax in respect of gain recognized on a sale, taxable exchange or other taxable disposition of our Class A common stock or an expiration or redemption of our warrants, unless:

●	the gain is effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States (and, under certain income tax treaties, is attributable to a United States permanent establishment or fixed base maintained by the non-U.S. holder); or

●	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our Class A common stock, and, in the case where shares of our Class A common stock are regularly traded on an established securities market, the non-U.S. holder has owned, directly or constructively, more than 5% of our Class A common stock at any time within the shorter of the five-year period preceding the disposition or such non-U.S. holder’s holding period for the shares of our Class A common stock. If we are or have been a “United States real property holding corporation” and you own warrants, you are urged to consult your own tax advisor regarding the application of these rules.

Unless an applicable income tax treaty provides otherwise, gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the non-U.S. holder were a U.S. resident. Any gains described in the first bullet point above of a non-U.S. holder that is treated as a non-U.S. corporation for U.S. federal income tax purposes may also be subject to an additional “branch profits tax” imposed at a 30% rate (or such lower rate as may apply under an applicable income tax treaty).

If the second bullet point above applies to a non-U.S. holder, gain recognized by such holder on the sale, exchange or other disposition of our Class A common stock will be subject to tax at generally applicable U.S. federal income tax rates. In addition, a buyer of our Class A common stock from such holder may be required to withhold U.S. federal income tax at a rate of 15% of the amount realized upon such disposition. We believe that we are not and have not been at any time since our formation a United States real property holding corporation and, while no assurances can be given in this regard, we do not expect to be treated as a United States real property holding corporation in the future. However, such determination is factual in nature and subject to change and no assurance can be provided as to whether we would be treated as a United States real property holding corporation in any future year.

Non-U.S. holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding. Information returns will be filed with the IRS in connection with payments of dividends and may be filed with the IRS in connection with the payment of the proceeds from a sale or other disposition of Class A common stock. A non-U.S. holder may have to comply with certification procedures to establish that it is not a United States person in order to avoid information reporting and backup withholding requirements. The certification procedures required to claim a reduced rate of withholding under a treaty generally will satisfy the certification requirements necessary to avoid backup withholding as well. Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides or is established. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

FATCA. Provisions commonly referred to as “FATCA” impose withholding of 30% on payments of dividends (including constructive dividends) on our Class A common stock to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by United States persons of interests in or accounts with those entities) have been satisfied by, or an exemption applies to, the payee (typically certified as to by the delivery of a properly completed IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such withholding taxes, and a non-U.S. holder might be required to file a U.S. federal income tax return to claim such refunds or credits. The above withholding tax under FATCA was scheduled to apply to payments of gross proceeds from the sale or other disposition of property that would produce U.S.-source interest or dividends beginning on January 1, 2019; however, the Treasury has released proposed regulations upon which taxpayers may rely that eliminate the obligation to withhold on gross proceeds. Such proposed regulations also delayed withholding on certain other payments received from other foreign financial institutions that are allocable, as provided for under final Treasury Regulations, to payments of U.S.-source dividends, and other fixed or determinable annual or periodic income. Although these proposed Treasury Regulations are not final, taxpayers generally may rely on them until final Treasury Regulations are issued. All holders should consult their own tax advisors regarding the effects of FATCA on their investment in our Class A common stock.

DESCRIPTION OF SECURITIES

The following description of OPAL’s capital stock is only a summary, and it does not contain all the information that may be important to you. For a complete description of the matters set forth in this section, you should refer to the Charter, the Bylaws, the Investor Rights Agreement, and to the applicable provisions of Delaware law.

Authorized Capitalization

The total number of shares of all classes of stock that OPAL has the authority to issue is 1,120,000,000 shares, consisting of:

●	820,000,000 shares of Common Stock, par value of $0.0001 per share, divided into:

●	340,000,000 shares of Class A common stock;

●	160,000,000 shares of Class B common stock;

●	160,000,000 shares of Class C common stock; and

●	160,000,000 shares of Class D common stock; and

●	300,000,000 shares of OPAL Preferred Stock, par value $0.0001 per share.

Common Stock

Class A common stock

As of November 16, 2022, OPAL had 25,671,390 shares of Class A common stock issued and outstanding.

Voting Rights. Each holder of Class A common stock is entitled to one vote for each share of Class A common stock held of record by such holder on all matters on which stockholders generally are entitled to vote. Further, the holders of the outstanding shares of Class A common stock are entitled to vote separately upon any amendment to the Charter (including by merger, consolidation, reorganization or similar event) that would alter or change the powers, preferences or special rights of such series of Common Stock in a manner that is disproportionately adverse as compared to the Class B common stock, the Class C common stock and the Class D common stock.

To the fullest extent permitted by law, holders of shares of each class of the Common Stock, as such, have no voting power with respect to, and not entitled to vote on, any amendment to the Charter (including any certificate of designations relating to any series of OPAL Preferred Stock) that relates solely to the rights, powers, preferences (or the qualifications, limitations or restrictions thereof) or other terms of one or more outstanding series of OPAL Preferred Stock if the holders of such affected series of OPAL Preferred Stock are entitled, either separately or together with the holders of one or more other such series, to vote thereon under the Charter (including any certificate of designations relating to any series of OPAL Preferred Stock) or under the Delaware General Corporation Law (the “DGCL”).

Dividends; Stock Splits or Combinations. Subject to applicable law and the rights, if any, of the holders of any outstanding series of OPAL Preferred Stock or any class or series of stock having a preference senior to or the right to participate with the Class A common stock and the Class C common stock with respect to the payment of dividends, dividends and other distributions of cash, stock or property may be declared and paid on the shares of Class A common stock and the shares of Class C common stock out of the assets of OPAL that are by law available therefor, at the times and in the amounts as our board in its discretion may determine.

In no event will any stock dividend, stock split, reverse stock split, combination of stock, reclassification or recapitalization be declared or made on any series of Common Stock (each, a “Stock Adjustment”) unless:

(a)	a corresponding Stock Adjustment for all other series of Common Stock not so adjusted at the time outstanding is made in the same proportion and the same manner; and

(b)	the Stock Adjustment has been reflected in the same economically equivalent manner on all Class A Units (as defined in the Second A&R LLC Agreement).

Stock dividends with respect to each class of Common Stock may only be paid with shares of stock of the same series of Common Stock.

Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of OPAL, after payment or provision for payment of the debts and other liabilities of OPAL and of the preferential and other amounts to which the holders of OPAL Preferred Stock are entitled, if any, the holders of all outstanding shares of Class A common stock and Class C common stock will be entitled to receive, pari passu, an amount per share equal to the par value thereof, and thereafter the holders of all outstanding shares of Class A common stock and Class C common stock will be entitled to receive the remaining assets of OPAL available for distribution ratably in proportion to the number of shares of Class A common stock and Class C common stock, which shall be treated as a single class.

Class B common stock

As of November 16, 2022, OPAL had no shares of Class B common stock issued and outstanding. Shares of Class B common stock may, together with the corresponding Class B Units (as defined in the Second A&R LLC Agreement), be exchanged for shares of Class A common stock pursuant to the Second A&R LLC Agreement.

Voting Rights. Each holder of Class B common stock will be entitled to one vote for each share of Class B common stock held of record by such holder on all matters on which stockholders generally are entitled to vote. Further, the holders of the outstanding shares of Class B common stock will be entitled to vote separately on any amendment to the Charter (including by merger, consolidation, reorganization or similar event) that would alter or change the powers, preferences or special rights of such series of Common Stock in a manner that is disproportionately adverse as compared to the Class A common stock, the Class C common stock and the Class D common stock.

To the fullest extent permitted by law, holders of shares of each class of the Common Stock, as such, will have no voting power with respect to, and will not be entitled to vote on, any amendment to the Charter (including any certificate of designations relating to any series of OPAL Preferred Stock) that relates solely to the rights, powers, preferences (or the qualifications, limitations or restrictions thereof) or other terms of one or more outstanding series of OPAL Preferred Stock if the holders of such affected series of OPAL Preferred Stock are entitled, either separately or together with the holders of one or more other such series, to vote thereon under the Charter (including any certificate of designations relating to any series of OPAL Preferred Stock) or under the DGCL.

Dividends; Stock Splits or Combinations. Dividends of cash or property may not be declared or paid on shares of Class B common stock.

Further, in no event will any Stock Adjustment be declared or made on any series of Common Stock unless:

(a)	a corresponding Stock Adjustment for all other series of Common Stock not so adjusted at the time outstanding is made in the same proportion and the same manner; and

(b)	the Stock Adjustment has been reflected in the same economically equivalent manner on all Class A Units.

Stock dividends with respect to each class of Common Stock may only be paid with shares of stock of the same series of Common Stock.

Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of OPAL, after payment or provision for payment of the debts and other liabilities of OPAL and of the preferential and other amounts to which the holders of OPAL Preferred Stock are entitled, if any, the holders of shares of Class B common stock will not be entitled to receive, with respect to such shares, any assets of OPAL in excess of the par value thereof. Notwithstanding the foregoing, the holders of Class B common stock will have the right to exchange their shares of Class B common stock, together with the corresponding Class B Units constituting the remainder of any Paired Interests (as defined in the Charter) in which such shares are included, for shares of Class A common stock in accordance with the Second A&R LLC Agreement (or for the consideration payable in respect of shares of Class A common stock in such voluntary or involuntary liquidation, dissolution or winding-up).

Subscription Rights. To the extent Class B Units are issued pursuant to the Second A&R LLC Agreement to any stockholder of OPAL other than a Qualified Stockholder (as defined in the Charter), such stockholder shall have the right to subscribe for an equivalent number of shares of Class B common stock (subject to adjustment as set forth in the Charter) in exchange for a payment in cash equal to the aggregate par value of such shares of Class B common stock.

Class C common stock

As of November 16, 2022, OPAL did not have any shares of Class C common stock issued and outstanding. Shares of Class C common stock may be converted to shares of Class A common stock, as discussed further below.

Voting Rights. Each holder of Class C common stock will be entitled to five votes for each share of Class C common stock held of record by such holder on all matters on which stockholders generally are entitled to vote. Further, the holders of the outstanding shares of Class C common stock will be entitled to vote separately upon any amendment to the Charter (including by merger, consolidation, reorganization or similar event) that would alter or change the powers, preferences or special rights of such series of Common Stock in a manner that is disproportionately adverse as compared to the Class A common stock, the Class B common stock and the Class D common stock.

To the fullest extent permitted by law, holders of shares of each class of the Common Stock, as such, will have no voting power with respect to, and will not be entitled to vote on, any amendment to the Charter (including any certificate of designations relating to any series of OPAL Preferred Stock) that relates solely to the rights, powers, preferences (or the qualifications, limitations or restrictions thereof) or other terms of one or more outstanding series of OPAL Preferred Stock if the holders of such affected series of OPAL Preferred Stock are entitled, either separately or together with the holders of one or more other such series, to vote thereon under the Charter (including any certificate of designations relating to any series of OPAL Preferred Stock) or under the DGCL.

Dividends; Stock Splits or Combinations. Subject to applicable law and the rights, if any, of the holders of outstanding series of OPAL Preferred Stock or any class or series of stock having a preference senior to or the right to participate with the Class A common stock and the Class C common stock with respect to the payment of dividends, dividends and other distributions of cash, stock or property may be declared and paid on the shares of the Class A common stock and the shares of Class C common stock out of the assets of OPAL that are by law available therefor, at the times and in the amounts as our board in its discretion may determine.

In no event will any Stock Adjustment be declared or made on any series of Common Stock unless:

(a)	a corresponding Stock Adjustment for all other series of Common Stock not so adjusted at the time outstanding is made in the same proportion and the same manner; and

(b)	the Stock Adjustment has been reflected in the same economically equivalent manner on all Class A Units.

Stock dividends with respect to each class of Common Stock may only be paid with shares of stock of the same series of Common Stock.

Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of OPAL, after payment or provision for payment of the debts and other liabilities of OPAL and of the preferential and other amounts to which the holders of OPAL Preferred Stock are entitled, if any, the holders of all outstanding shares of Class A common stock and Class C common stock will be entitled to receive, pari passu, an amount per share equal to the par value thereof, and thereafter the holders of all outstanding shares of Class A common stock and Class C common stock will be entitled to receive the remaining assets of OPAL available for distribution ratably in proportion to the number of shares of Class A common stock and Class C common stock, which shall be treated as a single class.

Conversion.

a.	Voluntary Conversion. Each share of Class C common stock shall be convertible into one share of Class A common stock at the option of the holder thereof, at any time upon written notice to OPAL; provided that, for the avoidance of doubt, any such holder of shares of Class C common stock may in such written notice to OPAL specify that such conversion into shares of Class A common stock shall be contingent upon the consummation of one or more sale or other transfer transactions.

b.	Automatic Conversion. Each share of Class C common stock shall automatically, without any further action, convert into one share of Class A common stock upon a Transfer (as defined in the Charter), other than a Transfer to a Qualified Stockholder (as defined in the Charter).

Class D common stock

As of November 16, 2022, OPAL had 144,399,037 shares of Class D common stock issued and outstanding originally issued as consideration in connection with the Business Combination at a per share value of $10.00 per share. Shares of Class D common stock may be converted into shares of Class B common stock pursuant to the Charter. Further, shares of Class D common stock, together with the corresponding Class B Units may be exchanged for shares of Class C common stock pursuant to the Second A&R LLC Agreement. Shares of Class D common stock may be converted into shares of Class A common stock as further discussed below.

Voting Rights. Each holder of Class D common stock will be entitled to five votes for each share of Class D common stock held of record by such holder on all matters on which stockholders generally are entitled to vote. Further, the holders of the outstanding shares of Class D common stock will be entitled to vote separately upon any amendment to the Charter (including by merger, consolidation, reorganization or similar event) that would alter or change the powers, preferences or special rights of such series of Common Stock in a manner that is disproportionately adverse as compared to the Class A common stock, the Class B common stock and the Class C common stock.

To the fullest extent permitted by law, holders of shares of each class of the Common Stock, as such, will have no voting power with respect to, and will not be entitled to vote on, any amendment to the Charter (including any certificate of designations relating to any series of OPAL Preferred Stock) that relates solely to the rights, powers, preferences (or the qualifications, limitations or restrictions thereof) or other terms of one or more outstanding series of OPAL Preferred Stock if the holders of such affected series of OPAL Preferred Stock are entitled, either separately or together with the holders of one or more other such series, to vote thereon under the Charter (including any certificate of designations relating to any series of OPAL Preferred Stock) or under the DGCL.

Dividends; Stock Splits and Combinations. Dividends of cash or property may not be declared or paid on shares of Class D common stock.

Further, in no event will any Stock Adjustment be declared or made on any series of Common Stock unless:

(a)	a corresponding Stock Adjustment for all other series of Common Stock not so adjusted at the time outstanding is made in the same proportion and the same manner; and

(b)	the Stock Adjustment has been reflected in the same economically equivalent manner on all Class A Units.

Stock dividends with respect to each class of Common Stock may only be paid with shares of stock of the same series of Common Stock.

Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of OPAL, after payment or provision for payment of the debts and other liabilities of OPAL and of the preferential and other amounts to which the holders of OPAL Preferred Stock are entitled, if any, the holders of shares of Class D common stock will not be entitled to receive, with respect to such shares, any assets of OPAL in excess of the par value thereof. Notwithstanding the foregoing, the holders of Class D common stock will have the right to exchange their shares of Class D common stock, together with the corresponding Class B Units constituting the remainder of any Paired Interests in which such shares are included, for shares of Class C common stock in accordance with the Second A&R LLC Agreement (or for the consideration payable in respect of shares of Class C common stock in such voluntary or involuntary liquidation, dissolution or winding-up).

Subscription Rights. To the extent that Class B Units are issued pursuant to the Second A&R LLC Agreement to any Qualified Stockholder, such Qualified Stockholder shall have the right to subscribe for an equivalent number of shares of Class D common stock (subject to adjustment as set forth in the Charter) in exchange for a payment in cash equal to the aggregate par value of such shares of Class D common stock.

Conversion.

a.	Voluntary Conversion. Each share of Class D common stock shall be convertible into one share of Class B common stock at the option of the holder thereof at any time upon written notice to OPAL; provided that, for the avoidance of doubt, any such holder of shares of Class D common stock may in such written notice to OPAL specify that such conversion into shares of Class B common stock shall be contingent upon the consummation of one or more sale or other transfer transactions.

b.	Automatic Conversion. Each share of Class D common stock shall automatically, without any further action, convert into one share of Class B common stock upon a Transfer, other than a Transfer to a Qualified Stockholder.

Cancellation of Class B common stock and Class D common stock

No holder of Class B common stock or Class D common stock may transfer shares of Class B common stock or Class D common stock, respectively, to any person unless such holder transfers a corresponding number of Class B Units to the same person in accordance with the provisions of the Second A&R LLC Agreement. If any outstanding shares of Class B common stock or Class D common stock ceases to be held by a holder of the corresponding Class B Unit, such shares of Class B common stock or Class D common stock, respectively, will automatically and without further action on the part of OPAL or any holder of Class B common stock or Class D common stock, respectively, be transferred to OPAL for no consideration and shall be cancelled.

OPAL Preferred Stock

Our board is expressly authorized, subject to any limitations prescribed by the laws of the State of Delaware, by resolution or resolutions adopted from time to time, to provide for the issuance of shares of OPAL Preferred Stock in one or more series, and, by filing a certificate of designation pursuant to the applicable laws of the State of Delaware, to establish from time to time the number of shares of OPAL Preferred Stock to be included in each such series, to fix the designation, vesting, powers (including voting powers), preferences and relative, participating, optional or other special rights (and the qualifications, limitations or restrictions thereof) of the shares of each such series and to increase (but not above the total number of authorized shares of the OPAL Preferred Stock) or decrease (but not below the number of shares of such series then outstanding) the number of shares of OPAL Preferred Stock of any such series.

Except as otherwise expressly provided in any certificate of designation designating any series of OPAL Preferred Stock, (i) any new series of OPAL Preferred Stock may be designated, fixed and determined as provided by the Charter by our board without approval of the holders of Common Stock or the holders of OPAL Preferred Stock, or any series thereof, and (ii) any such new series may have powers, preferences and rights, including, without limitation, voting rights, dividend rights, liquidation rights, redemption rights and conversion rights, senior to, junior to or pari passu with the rights of the Common Stock, the OPAL Preferred Stock or any future class or series of OPAL Preferred Stock or Common Stock.

Authorized But Unissued OPAL Capital Stock

As it relates to Class A common stock, OPAL will at all times reserve and keep available out of its authorized and unissued shares of Class A common stock, (i) solely for the purpose of the issuance in connection with the exchange of Paired Interests, the number of shares of Class A common stock that are issuable upon the exchange of all outstanding Paired Interests which consist of Class B common stock and Class B Units pursuant to the Second A&R LLC Agreement and (ii) solely for the purpose of the issuance in connection with the conversion of shares of all outstanding Class C common stock (including all shares of Class C common stock issuable upon the exchange of Paired Interests which consist of Class D common stock and Class B Units pursuant to the Second A&R LLC Agreement) into shares of Class A common stock pursuant to the Charter, the number of shares of Class A common stock that are issuable upon such conversion.

As it relates to Class B common stock, OPAL will at all times reserve and keep available out of its authorized and unissued shares of Class B common stock, solely for the purpose of the issuance in connection with the conversion of shares of all outstanding Class D common stock into shares of Class B common stock pursuant to the Charter, the number of shares of Class B common stock that are issuable upon such conversion.

As it relates to Class C common stock, OPAL will at all times reserve and keep available out of its authorized and unissued shares of Class C common stock, solely for the purpose of the issuance in connection with the exchange of Paired Interests which consist of Class D common stock and Class B Units, the number of shares of Class C common stock that are issuable upon the exchange of all outstanding Paired Interests which consist of Class D common stock and Class B Units, pursuant to the Second A&R LLC Agreement.

Anti-Takeover Effects of Provisions of Delaware Law and the Organizational Documents

Certain provisions of the Organizational Documents could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board and in the policies formulated by our board and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal or proxy fight. Such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of Class A common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management or delaying or preventing a transaction that might benefit you or other minority stockholders.

These provisions include:

Action by Written Consent; Special Meeting of Stockholder. Subject to, with respect to the OPAL Preferred Stock, the terms of any series of OPAL Preferred Stock, (i) for so long as the holders of shares of Class C common stock and Class D common stock beneficially own, directly or indirectly, a majority of the total voting power of stock entitled to vote generally in election of directors, any action that is required or permitted to be taken by the stockholders of OPAL may be effected by consent in lieu of a meeting and (ii) if the holders of shares of Class C common stock and Class D common stock do not beneficially own, directly or indirectly, a majority of the total voting power of stock entitled to vote generally in election of directors, any action required or permitted to be taken by the stockholders of OPAL must be effected at a duly called annual or special meeting of the stockholders of OPAL and may not be effected by any consent in lieu of a meeting.

Subject to any special rights of the holders of any series of OPAL Preferred Stock and the requirements of applicable law, special meetings of stockholders of OPAL may be called only by the chairperson of our board, the vice chairperson of our board, the chief executive officer of OPAL or at the direction of our board pursuant to a written resolution adopted by a majority of the total number of directors of OPAL that OPAL would have if there were no vacancies, and the ability of the stockholders or any other Persons to call a special meeting of the stockholders is specifically denied.

Election and Removal of Directors. Subject to any limitations imposed by applicable law and except for additional directors of OPAL elected by the holders of any series of OPAL Preferred Stock as provided for or fixed pursuant to the Charter, any director of OPAL or the entire board may be removed from office at any time, with or without cause, by the affirmative vote of the holders of at least a majority of the total voting power of the outstanding shares of capital stock of OPAL entitled to vote generally in the election of directors of OPAL, voting together as a single class. In case our board or any one or more directors of OPAL should be so removed, any new directors of OPAL shall, unless our board determines by resolution that any such vacancies shall be filled by the stockholders and except as otherwise provided by applicable law, be filled only by the affirmative vote of a majority of the remaining directors of OPAL then in office, even if less than a quorum of our board, and not by the stockholders.

Other Limitations on Stockholder Actions.   Our Bylaws also impose some procedural requirements on stockholders who wish to:

●	make nominations in the election of directors; or

●	propose any other business to be brought before an annual meeting of stockholders.

Under these procedural requirements, in order to bring a proposal of business before an annual meeting of stockholders, a stockholder must deliver timely written notice of a proposal pertaining to a proper matter for stockholder action at the annual meeting to OPAL’s secretary containing, among other things, the following:

●	the name and record address of each stockholder proposing business, as they appear in OPAL’s books;

●	the class or series and number of shares of stock of OPAL, directly or indirectly, held of record and beneficially by the Proponent or Stockholder Associated Person, as such terms are defined in the Bylaws;

●	the names of all persons with whom the stockholder is acting in concert and a description of all arrangements and understandings with those persons;

●	a description of any agreement, arrangement or understanding reached with respect to shares of our stock, such as any derivative or short positions, profit interests, options, hedging transactions, warrant, convertible security, stock appreciation right or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class of securities and/or borrowed or loaned shares;

●	a description of the business or nomination to be brought before the meeting, the text of the proposal and the reasons for conducting such business at the meeting; and

●	any material interest of the Proponent or Stockholder Associated Person in such business.

Our Bylaws also set out the timeliness requirements for delivery of such notice.

In order to submit a nomination for our board, a stockholder must also submit any information with respect to the nominee that we would be required to include in a proxy statement, as well as some other information. If a stockholder fails to follow the required procedures, the stockholder’s proposal or nominee will be ineligible and will not be voted on by our stockholders.

Limitation on Liability and Indemnification of Officers and Directors

The Organizational Documents provide indemnification for OPAL’s directors and officers to the fullest extent permitted by the DGCL.

Indemnification Agreements

On July 21, 2022, OPAL entered into certain Indemnification Agreements (“Indemnification Agreements”) with each of its directors and executive officers pursuant to which, subject to certain exceptions, OPAL shall indemnify its directors and executive officers for all reasonable and documented direct and indirect expenses, including attorneys’ fees, paid or incurred by such officer or director in connection with the investigation, defense or appeal of, or being a witness or otherwise involved in, a Proceeding (as defined in the Indemnification Agreements), or establishing or enforcing a right to indemnification under such agreement, Section 145 of the DGCL or otherwise (the “Expenses”). Pursuant to the Indemnification Agreements, in the event an officer or director who was or is a party to or witness in or is threatened to be made a party to or witness in any Proceeding with respect such officer’s or director’s service for OPAL or any subsidiary or affiliate as an Indemnifiable Person (as defined in the Indemnification Agreements), or by reason of anything done or not done, or any act or omission, by such officer or director in any such capacity, OPAL shall indemnify such officer and director from and against any and all Expenses and Other Liabilities (as defined in the Indemnification Agreements) incurred by such officer and director in connection with such Proceeding to the fullest extent not prohibited by the provisions of OPAL’s Bylaws and the DGCL. Furthermore, pursuant to the Indemnification Agreements, OPAL shall, subject to certain exception, at the request of an officer or director, advance all Expenses incurred by such officer or director prior to the final disposition of a Proceeding.

Exclusive Forum

The Charter provides that, unless OPAL consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware), and any appellate court thereof shall, to the fullest extent permitted by applicable law, be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action, suit or proceeding brought on behalf of OPAL; (ii) any action, suit or proceeding (including any class action) asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee, agent or stockholder of OPAL to OPAL or OPAL’s stockholders; (iii) any action, suit or proceeding (including any class action) asserting a claim against OPAL or any current or former director, officer, other employee, agent or stockholder of OPAL arising out of or pursuant to any provision of the DGCL, the Charter or the Bylaws (as each may be amended from time to time); (iv) any action, suit or proceeding (including any class action) to interpret, apply, enforce or determine the validity of the Charter or the By-laws of OPAL (including any right, obligation or remedy thereunder); (v) any action, suit or proceeding as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware; or (vi) any action asserting a claim against OPAL or any director, officer or other employee of OPAL governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court having personal jurisdiction over the indispensable parties named as defendants. The exclusive forum provisions of the Charter shall not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

If any action, the subject matter of which is within the scope of the exclusive forum provisions of the Charter, is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) in the name of any stockholder of OPAL, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the exclusive forum provisions of the Charter (an “Enforcement Action”) and (ii) having service of process made upon such stockholder in any such Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

Any person or entity purchasing, holding, owning or otherwise acquiring any interest in any security of OPAL shall be deemed to have notice of and to have consented to the exclusive forum provisions of the Charter.

Stockholder Registration Rights

The Investor Rights Agreement provides the OPAL Holders (as defined herein) with certain registration rights whereby, at any time, subject to certain lockup restrictions and the other terms and conditions of the Investor Rights Agreement, they will have the right to require us to register under the Securities Act certain Registrable Securities (as defined in the Investor Rights Agreement). The Investor Rights Agreement also provides for piggyback registration rights for certain other parties thereto, subject to certain conditions and exceptions. See “Certain Relationships and Related Party Transactions—PIPE Investors—Investor Rights Agreement.”

Warrants

Public Warrants

Each OPAL whole warrant entitles the registered holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment as discussed below, except as discussed in the immediately succeeding paragraph. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of Class A common stock. This means only a whole warrant may be exercised at a given time by a warrant holder. The warrants will expire on July 21, 2027, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We will not be obligated to deliver any Class A common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the Class A common stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to us satisfying our obligations described below with respect to registration, or a valid exemption from registration is available. No warrant will be exercisable and we will not be obligated to issue a share of Class A common stock upon exercise of a warrant unless the share of Class A common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. On November 8, 2022, the Company’s resale registration statement on Form S-1 was declared effective. In no event will we be required to net cash settle any warrant. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the share of Class A common stock underlying such unit.

Under the terms of the warrant agreement, we agreed that as soon as practicable, but in no event later than twenty business days after the closing of the Business Combination, we would use our commercially reasonable efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the shares of Class A common stock issuable upon exercise of the warrants, and we would use our commercially reasonable efforts to cause the same to become effective within 60 business days after the closing of the Business Combination, and to maintain the effectiveness of such registration statement and a current prospectus relating to those shares of Class A common stock until the warrants expire or are redeemed, as specified in the warrant agreement; provided that if our shares of Class A common stock are, at the time of any exercise of a warrant, not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, but we will use our commercially reasonably efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. We further agreed under the terms of the warrant agreement that if a registration statement covering the shares of Class A common stock issuable upon exercise of the warrants were not effective by the 60th day after the closing of the Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when we will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption, but we would use our commercially reasonably efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. In such event, each holder would pay the exercise price by surrendering the warrants for that number of shares of Class A common stock equal to the lesser of (A) the quotient obtained by dividing (x) the product of the number of shares of Class A common stock underlying the warrants, multiplied by the excess of the “fair market value” less the exercise price of the warrants by (y) the fair market value and (B) 0.361. The “fair market value” as used in this paragraph shall mean the volume weighted average price of the Class A common stock for the 10 trading days ending on the trading day prior to the date on which the notice of exercise is received by the warrant agent. On November 8, 2022, the Company’s resale registration statement on Form S-1 was declared effective.

Redemption of warrants when the price per share of Class A common stock equals or exceeds $18.00. Once the warrants become exercisable, we may redeem the outstanding warrants:

●	in whole and not in part;

●	at a price of $0.01 per warrant;

●	upon a minimum of 30 days’ prior written notice of redemption to each warrant holder; and

●	if, and only if, the closing price of the Class A common stock equals or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “— Warrants — Public Warrants — Anti-Dilution Adjustments”) for any 20 trading days within a 30-trading day period ending three trading days before we send the notice of redemption to the warrant holders.

We will not redeem the warrants as described above unless a registration statement under the Securities Act covering the issuance of the Class A common stock issuable upon exercise of the warrants is then effective and a current prospectus relating to those shares of Class A common stock is available throughout the 30-day redemption period. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

We have established the last of the redemption criteria discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price.

If we issue a notice of redemption of the warrants, each warrant holder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the shares of Class A common stock may fall below the $18.00 redemption trigger price (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “— Warrants —  Public Warrants — Anti-dilution Adjustments”) as well as the $11.50 (for whole shares) warrant exercise price after the redemption notice is issued.

Redemption of warrants when the price per Class A common stock equals or exceeds $10.00. Once the warrants become exercisable, we may redeem the outstanding warrants:

●	in whole and not in part;

●	at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to the table below, based on the redemption date and the “fair market value” of Class A common stock (as defined below) except as otherwise described below;

●	if, and only if, the closing price of the shares of Class A common stock equals or exceeds $10.00 per public share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “— Warrants — Public Warrants — Anti-Dilution Adjustments”) for any 20 trading days within the 30-trading day period ending three trading days before we send the notice of redemption to the warrant holders; and

●	if the closing price of the Class A common stock for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders is less than $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “— Warrants — Public Warrants — Anti-dilution Adjustments”), the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding Public Warrants, as described above.

Beginning on the date the notice of redemption is given until the warrants are redeemed or exercised, holders may elect to exercise their warrants on a cashless basis. The numbers in the table below represent the number of shares of Class A common stock that a warrant holder will receive upon such cashless exercise in connection with a redemption by us pursuant to this redemption feature, based on the “fair market value” of the Class A common stock on the corresponding redemption date (assuming holders elect to exercise their warrants and such warrants are not redeemed for $0.10 per warrant), determined for these purposes based on volume weighted average price of the shares of Class A common stock during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of warrants, and the number of months that the corresponding redemption date precedes the expiration date of the warrants, each as set forth in the table below. We will provide our warrant holders with the final fair market value no later than one business day after the 10-trading day period described above ends.

The share prices set forth in the column headings of the table below will be adjusted as of any date on which the number of shares of Class A common stock issuable upon exercise of a warrant or the exercise price of a warrant is adjusted as set forth under the heading “— Warrants — Public Warrants — Anti-dilution Adjustments” below. If the number of shares of Class A common stock issuable upon exercise of a warrant is adjusted, the adjusted share prices in the column headings will equal the share prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the number of shares deliverable upon exercise of a warrant immediately prior to such adjustment and the denominator of which is the number of shares of Class A common stock deliverable upon exercise of a warrant as so adjusted. The number of shares in the table below shall be adjusted in the same manner and at the same time as the number of shares issuable upon exercise of a warrant. If the exercise price of a warrant is adjusted, (a) in the case of an adjustment pursuant to the fifth paragraph under the heading “— Warrants — Public Warrants — Anti-dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price multiplied by a fraction, the numerator of which is the higher of the Market Value and the Newly Issued Price as set forth under the heading “— Warrants — Public Warrants — Anti-dilution Adjustments” and the denominator of which is $10.00 and (b) in the case of an adjustment pursuant to the second paragraph under the heading “— Warrants — Public Warrants — Anti-dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price less the decrease in the exercise price of a warrant pursuant to such exercise price adjustment. As used herein, the term, “Market Value” means the volume weighted average trading price of the shares of Class A Common Stock during the 20 trading day period starting on the trading day prior to the Closing Date and the term, “Newly Issued Price” means an issue price or effective issue price of less than $9.20 per ordinary share, with such issue price or effective issue price to be determined in good faith by our Board and, in the case of any such issuance to our sponsor or its affiliates, without taking into account any founder shares held by our sponsor or such affiliates, as applicable, prior to such issuance.

Redemption Date	Fair Market Value of shares of Class A common stock
(period to expiration of warrants)	≤ $10.00	11.00	12.00	13.00	14.00	15.00	16.00	17.00	≥ 18.00
60 months	0.261	0.281	0.297	0.311	0.324	0.337	0.348	0.358	0.361
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.361
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.361
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.361
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.361
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.361
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.361
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.361
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.361
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.361
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.361
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.361
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.361
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.361
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.361
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.361
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.361
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.361
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.361
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361

The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of shares of Class A common stock to be issued for each warrant exercised will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365 or 366-day year, as applicable. For example, if the volume weighted average price of Class A common stock during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of the warrants is $11.00 per share, and at such time there are 57 months until the expiration of the warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.277 shares of Class A common stock for each whole warrant. For an example where the exact fair market value and redemption date are not as set forth in the table above, if the volume weighted average price of Class A common stock during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of the warrants is $13.50 per share, and at such time there are 38 months until the expiration of the warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.298 shares of Class A common stock for each whole warrant. In no event will the warrants be exercisable on a cashless basis in connection with this redemption feature for more than 0.361 shares of Class A common stock per warrant (subject to adjustment). Finally, as reflected in the table above, if the warrants are out of the money and about to expire, they cannot be exercised on a cashless basis in connection with a redemption by us pursuant to this redemption feature, since they will not be exercisable for any share of Class A common stock.

This redemption feature differs from the typical warrant redemption features used in some other blank check offerings, which only provide for a redemption of warrants for cash (other than the Private Placement Warrants) when the trading price for the shares of Class A common stock exceeds $18.00 per share for a specified period of time. This redemption feature is structured to allow for all of the outstanding warrants to be redeemed when the shares of Class A common stock are trading at or above $10.00 per public share, which may be at a time when the trading price of the shares of Class A common stock is below the exercise price of the warrants. We have established this redemption feature to provide us with the flexibility to redeem the warrants without the warrants having to reach the $18.00 per share threshold set forth above under “— Redemption of warrants when the price per share of Class A common stock equals or exceeds $18.00.” Holders choosing to exercise their warrants in connection with a redemption pursuant to this feature will, in effect, receive a number of shares for their warrants based on an option pricing model with a fixed volatility input. This redemption right provides us with an additional mechanism by which to redeem all of the outstanding warrants, and therefore have certainty as to our capital structure as the warrants would no longer be outstanding and would have been exercised or redeemed. We will be required to pay the applicable redemption price to warrant holders if we choose to exercise this redemption right and it will allow us to quickly proceed with a redemption of the warrants if we determine it is in our best interest to do so. As such, we would redeem the warrants in this manner when we believe it is in our best interest to update our capital structure to remove the warrants and pay the redemption price to the warrant holders.

As stated above, we can redeem the warrants when the shares of Class A common stock are trading at a price starting at $10.00, which is below the exercise price of $11.50, because it will provide certainty with respect to our capital structure and cash position while providing warrant holders with the opportunity to exercise their warrants on a cashless basis for the applicable number of shares. If we choose to redeem the warrants when the shares of Class A common stock are trading at a price below the exercise price of the warrants, this could result in the warrant holders receiving fewer shares of Class A common stock than they would have received if they had chosen to wait to exercise their warrants for shares of Class A common stock if and when such shares of Class A common stock were trading at a price higher than the exercise price of $11.50.

No fractional shares of Class A common stock will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, we will round down to the nearest whole number of the number of shares of Class A common stock to be issued to the holder. If, at the time of redemption, the warrants are exercisable for a security other than the shares of Class A common stock pursuant to the warrant agreement, the warrants may be exercised for such security. At such time as the warrants become exercisable for a security other than the shares of Class A common stock, OPAL (or surviving company) will use its commercially reasonable efforts to register, under the Securities Act, the security issuable upon the exercise of the warrants.

Redemption procedures.

A holder of a warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the shares Class A common stock issued and outstanding immediately after giving effect to such exercise.

Anti-dilution adjustments.

If the number of outstanding shares of Class A common stock is increased by a capitalization or share dividend paid in shares of Class A common stock to all or substantially all holders of Class A common stock, or by a split-up of shares of Class A common stock or other similar event, then, on the effective date of such capitalization or share dividend, split-up or similar event, the number of shares of Class A common stock issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding shares of Class A common stock. A rights offering made to all or substantially all holders of Class A common stock entitling holders to purchase shares of Class A common stock at a price less than the “historical fair market value” (as defined below) will be deemed a share dividend of a number of shares of Class A common stock equal to the product of (i) the number of shares of Class A common stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for shares of Class A common stock) and (ii) one minus the quotient of (x) the price per share of Class A common stock paid in such rights offering and (y) the historical fair market value. For these purposes, (i) if the rights offering is for securities convertible into or exercisable for shares of Class A common stock, in determining the price payable for shares of Class A common stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) “historical fair market value” means the volume weighted average price of Class A common stock as reported during the 10 trading day period ending on the trading day prior to the first date on which the shares of Class A common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to all or substantially all the holders of shares of Class A common stock on account of such shares (or other securities into which the warrants are convertible), other than (a) as described above, or (b) any cash dividends or cash distributions which, when combined on a per share basis with all other cash dividends and cash distributions paid on the shares of Class A common stock during the 365-day period ending on the date of declaration of such dividend or distribution does not exceed $0.50 (as adjusted to appropriately reflect any other adjustments and excluding cash dividends or cash distributions that resulted in an adjustment to the exercise price or to the number of shares of Class A common stock issuable on exercise of each warrant) but only with respect to the amount of the aggregate cash dividends or cash distributions equal to or less than $0.50 per share, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of Class A common stock in respect of such event.

If the number of outstanding shares of Class A common stock is decreased by a consolidation, combination, reverse share split or reclassification of shares of Class A common stock or other similar event, then, on the effective date of such consolidation, combination, reverse share split, reclassification or similar event, the number of shares of Class A common stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding shares of Class A common stock.

Whenever the number of shares of Class A common stock purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of Class A common stock purchasable upon the exercise of the warrants immediately prior to such adjustment and (y) the denominator of which will be the number of shares of Class A common stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding shares of Class A common stock (other than those that solely affects the par value of such shares of Class A common stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding shares of Class A common stock), or in the case of any sale or conveyance to another corporation or entity of our assets or other property as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the shares of Class A common stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of Class A common stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of shares of Class A common stock in such a transaction is payable in the form of shares of Class A common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the Black-Scholes value (as defined in the warrant agreement) of the warrant. The purpose of such exercise price reduction is to provide additional value to holders of the warrants when an extraordinary transaction occurs during the exercise period of the warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the warrants. The purpose of such exercise price reduction is to provide additional value to holders of the warrants when an extraordinary transaction occurs during the exercise period of the warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the warrants.

The warrants have been issued in registered form under a warrant agreement between us and Continental Stock Transfer & Trust Company, as warrant agent. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder for the purpose of (i) curing any ambiguity or correct any mistake, including to conform the provisions of the warrant agreement to the description of the terms of the warrants and the warrant agreement, or defective provision (ii) amending the provisions relating to cash dividends on ArcLight ordinary shares as contemplated by and in accordance with the warrant agreement or (iii) adding or changing any provisions with respect to matters or questions arising under the warrant agreement as the parties to the warrant agreement may deem necessary or desirable and that the parties deem to not adversely affect the rights of the registered holders of the warrants, provided that the approval by the holders of at least 65% of the then-outstanding public warrants is required to make any change that adversely affects the interests of the registered holders. You should review a copy of the warrant agreement, which is filed as an exhibit to this registration statement, for a complete description of the terms and conditions applicable to the warrants.

The warrant holders do not have the rights or privileges of holders of shares of Class A common stock and any voting rights until they exercise their warrants and receive shares of Class A common stock. After the issuance of Class A common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number the number of shares of Class A common stock to be issued to the warrant holder.

We have agreed that, subject to applicable law, any action, proceeding or claim against us arising out of or relating in any way to the warrant agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. This provision applies to claims under the Securities Act but does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum.

Private Placement Warrants

Except as described below, the Private Placement Warrants have terms and provisions that are identical to those of the Public Warrants. The Private Placement Warrants (including the shares of Class A common stock issuable upon exercise of the Private Placement Warrants) will not be transferable, assignable or salable for 30 days after the closing of the Business Combination, except pursuant to certain limited exceptions, including transfers to our officers and directors and other persons or entities affiliated with the initial purchasers of the Private Placement Warrants, and they will not be redeemable by us, except as described above when the price per share of Class A common stock equals or exceeds $10.00, so long as they are held by the Sponsor or its permitted transferees (except as otherwise set forth herein). The Sponsor, or its permitted transferees, has the option to exercise the Private Placement Warrants on a cashless basis. If the Private Placement Warrants are held by holders other than the Sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by us in all redemption scenarios and exercisable by the holders on the same basis as the Public Warrants. Any amendment to the terms of the Private Placement Warrants or any provision of the warrant agreement with respect to the Private Placement Warrants will require a vote of holders of at least 65% of the number of the then-outstanding Private Placement Warrants.

Except as described above under “— Public Warrants — Redemption of warrants when the price per share of Class A common stock equals or exceeds $10.00,” if holders of the Private Placement Warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering his, her or its warrants for that number of shares of Class A common stock equal to the quotient obtained by dividing (x) the product of the number of shares of Class A common stock underlying the warrants, multiplied by the excess of the “Sponsor fair market value” (as defined below) over the exercise price of the warrants by (y) the Sponsor fair market value. For these purposes, the “Sponsor fair market value” shall mean the average reported closing price of the shares of Class A common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent.

Transfer Agent and Warrant Agent

The transfer agent for OPAL’s Common Stock and warrant agent for the Public Warrants and Private Placement Warrants is the Continental Transfer & Trust Company.

Listing of Common Stock

The shares of Class A common stock and Public Warrants are listed on Nasdaq under the symbols “OPAL” and “OPALW,” respectively.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The Audit Committee Charter provides for the review, approval and/or ratification of “related party transactions,” which are those transactions required to be disclosed pursuant to Item 404 of Regulation S-K as promulgated by the SEC, by the Audit Committee. The Audit Committee shall be provided with the details of each new, existing, or proposed related party transaction, including the terms of the transaction, any contractual restrictions that the company has already committed to, the business purpose of the transaction, and the benefits of the transaction to the company and to the relevant related party. Any member of the committee who has an interest in the related party transaction under review by the committee shall abstain from voting on the approval of the related party transaction, but may, if so requested by the chairman of the committee, participate in some or all of the committee’s discussions of the related party transaction. Upon completion of its review of the related party transaction, the committee may determine to permit or to prohibit the related party transaction.

IT Services Agreement

Opco has entered into a Master Services Agreement with CoStar Partners LLC (“CoStar”). CoStar is controlled, indirectly, by Mr. Mark Comora through entities affiliated with Mr. Comora, including Fortistar and certain of its affiliated entities other than Opco. Prior to the closing of the Business Combination, Mr. Comora was Chairman of the board of managers of Opco and, thereafter became our Chairman of the Board. He is also the Founder and President of, and sole member in, Fortistar. Mr. Nadeem Nisar, also a former member of the board of Opco and a current member of our board, is a Managing Director of Fortistar and also serves as a member of Fortistar’s management and investment committees which oversee the operations of Fortistar’s portfolio companies. The Chief Executive Officer of CoStar is Mr. David Comora, who is the son of Mr. Mark Comora and the brother of Mr. Adam Comora who served as Co-Chief Executive Officer of Opco and is currently serving in the same capacity at OPAL. In addition, Mr. Adam Comora, Mr. Jonathan Maurer, Mr. Anthony Falbo and Mr. David Unger, at the time this Master Services Agreement was signed, served as executive officers of Opco and also served at Fortistar. Pursuant to this Master Services Agreement, CoStar provides certain information technology and consulting services and support to Opco. In consideration of the performance of these certain services, Opco has agreed to compensate CoStar approximately $150,000 per month. This amount may increase in the event Opco requests additional services under the Master Services Agreement. The term of this agreement is thirty-six months from the effective date of June 1, 2020 unless terminated sooner. CoStar has the right to terminate this agreement in whole or in part upon Opcos’ failure to cure any monetary default or default of any non-monetary material provision after a combined forty days of written notice from CoStar to Opco. Opco, on the other hand, may terminate this agreement in its entirety in the event that CoStar defaults in the performance of the services and such default is not cured within forty-five days of written notice from Opco of such default.

Administrative Services Agreement

Opco has entered into an Administrative Services Agreement with Fortistar Services 2 LLC (“FS2”). FS2 is controlled, indirectly, by Mr. Mark Comora through entities affiliated with Mr. Comora, including Fortistar and certain of its affiliated entities other than us. Prior to the closing of the Business Combination, Mr. Comora was Chairman of the board of Opco, and, thereafter, became the Chairman of our board. He is also the Founder and President of, and sole member in, Fortistar. Mr. Nadeem Nisar, also a former member of the board of Opco and a current member of our board, is a Managing Director of Fortistar and also serves as a member of Fortistar’s management and investment committees which oversee the operations of Fortistar’s portfolio companies. In addition, Mr. Adam Comora, Mr. Jonathan Maurer, Mr. Anthony Falbo and Mr. David Unger, at the time this Administrative Services Agreement was signed, served as executive officers of Opco and also served at Fortistar. Pursuant to this Administrative Services Agreement, Opco pays the applicable standard hourly rate for each professional of FS2’s personnel for administrative and support services; and FS2 pays the applicable standard hourly rate for each professional of Opco for technical, engineering, analytical, regulatory and other consulting services to FS2 or its affiliates in the event so requested from time to time. Additionally, Opco pays FS2 an agreed upon fixed monthly costs for its portion of administrative office space and equipment. The term of this agreement is thirty-six months from the effective date of December 31, 2020 unless terminated sooner. The agreement will terminate (i) upon the dissolution of either party; (ii) the expiration of the term where one party has provided notice of non-renewal; or (iii) at any time, at either party’s option upon thirty days’ written notice if the non-terminating party is grossly negligent in its performance of its duties or willfully breaches this agreement, the non-terminating party acts fraudulently in the performance of its duties, or immediately, without notice, if the non-terminating party initiates bankruptcy proceedings.

Indemnification and Hold Harmless Agreement

Opco has entered into an indemnification and hold harmless agreement with Fortistar, dated December 31, 2020. Prior to the closing of the Business Combination, Mr. Comora was Chairman of the board of Opco, and, thereafter, became Chairman of our board, is the Founder and President of, and sole member in, Fortistar. Mr. Nadeem Nisar, also a former member of the board of Opco and a current member of our board, is a Managing Director of Fortistar and also serves as a member of Fortistar’s management and investment committees which oversee the operations of Fortistar’s portfolio companies. In addition, Mr. Adam Comora, Mr. Jonathan Maurer, Mr. Anthony Falbo and Mr. David Unger, at the time this agreement was signed, served as executive officers of Opco and also served at Fortistar. The indemnification and hold harmless agreement requires Opco, on behalf of itself or any of its direct or indirect subsidiaries, to use its best efforts to repay and perform all of its outstanding liabilities and obligations, indemnify and hold Fortistar harmless from and against any and all payments, commitments, liabilities, losses, damages, expenses and costs of whatsoever nature by reason of or arising out of any credit support arrangements, including guarantees of repayment of debt, commitments to provide equity capital, and commitments to fund certain royalty payments in the event a project is not completed by a specific date or if a project does not deliver minimum annual contracted volumes of RNG, related to (i) several of Opco projects, namely the New River RNG LLC Project, the Noble Road RNG LLC Project and the Pine Bend RNG LLC Project and (ii) any such credit support arrangements that Fortistar may in the future so provide for the benefit of Opco. As of September 30, 2022, the approximate dollar amounts related to such credit support arrangements in existence by Fortistar under this indemnification and hold harmless agreement was (a) $0 in connection with outstanding loan guaranties (because the underlying loan had been repaid), (b) an aggregate of approximately $4,340,000 in equity capital commitments related to three projects under construction, (c) $2,500,000 in aggregate payments if Opco fails to meet minimum delivery requirements for RNG related to the Noble Road RNG Project, and (d) certain “make whole” payments consisting of potential annual royalty payments if New River RNG Project was not completed by a date certain, which amounts are no longer at risk as the New River Project was completed prior to the required date. None of the foregoing amounts were due and payable at September 30, 2022, as none of the conditions upon which Fortistar would be required to perform on behalf of Opco under the indemnification and hold harmless agreement existed as of the date hereof.

Flue Gas Offtake and Preferred Partner Agreement

Opco has entered into an agreement with CarbonFree Chemical Holdings, LLC (“CarbonFree”), a leading carbon capture business. Mr. Mark Comora, through Fortistar and certain of its affiliated entities other than OPAL, owns more than 10% of the voting equity of CarbonFree. Prior to the closing of the Business Combination, Mr. Comora was Chairman of the board of Opco, and, thereafter, became Chairman of our board, is also the Founder and President of, and sole member in, Fortistar. Mr. Nadeem Nisar who is a Managing Director of the managing member of CarbonFree, was also a former member of the board of Opco and a current member of our board. Mr. Nisar is a Managing Director of Fortistar and also serves as a member of Fortistar’s management and investment committees which oversee the operations of Fortistar’s portfolio companies. Pursuant to the agreement with CarbonFree, which was entered into on November 29, 2021, both parties agreed that within 180 days of the date of the agreement they will cooperate to pursue the development of a carbon capture plant adjacent to a potential Opco RNG production location. If at the end of the 180 day period it is determined that it is not commercially reasonable to pursue the development of such plant at the location, the parties have agreed to cooperate to identify one or more alternative locations within 240 days of the date of the agreement. In the event both parties deem a project commercially viable and desirable, they will begin undertaking their respective responsibilities to implement the project. The parties have agreed that the construction of any such carbon capture plant shall commence by the end of 2022. If constructed, each plant will use CarbonFree’s proprietary technology to capture CO₂ from the flue gases produced by the adjacent Opco RNG production facility, transforming it into solid carbonate materials.

Pursuant to this agreement, CarbonFree is responsible for all costs associated with site procurement, planning, development, construction, maintenance and operation of any carbon capture plant constructed at the proposed sites and the maintenance and operation of all “downstream” systems of the projected flue gas pipeline interconnection system. Opco is responsible for procuring access to the land needed for the plant, providing engineering support to design and construct the interconnection system and supplying all available historical data analyzing flue gas from the relevant RNG plant. CarbonFree is entitled to retain all payments and revenue generated by the carbon capture plant, including any carbon credit payments. Opco is entitled to 80% of the value on any improvement of its CI score under the California LCFS system or other similar state program. Further, CarbonFree will be Opco’s preferred provider of carbon capture technology and Opco will be CarbonFree’s preferred provider of RNG where it has the legal right to designate such a provider. The agreement will terminate on the later of (i) November 28, 2024, or (ii) a date agreed upon in writing. Neither party may transfer, assign or delegate their rights or obligations without the other’s prior written consent.

Hillman Restructuring

On December 11, 2020, Hillman, Hillman Power Company LLC (“Hillman Power”), and Customers Bank, among others, entered into a Loan and Guaranty Agreement (the “Customers Loan Agreement”) pursuant to which Customers Bank extended to Hillman Power a term loan pursuant to the Main Street Lending Program in the aggregate original principal amount of $30,000,000 in accordance with the terms, and subject to the conditions, of the Customers Loan Agreement. Hillman and Hillman Power are controlled, indirectly, by Mr. Mark Comora through entities affiliated with Mr. Comora, including Fortistar and certain of its affiliates other than Opco. Prior to the closing of the Business Combination, Mr. Comora was Chairman of the board of Opco, and, thereafter, became Chairman of our board. He is also the Founder and President of, and sole member in, Fortistar. Mr. Nadeem Nisar and Mr. Jonathan Maurer each serve as a manager and each maintains a pecuniary interest in, a limited liability company that indirectly owns a passive equity investment in Hillman, Mr. Nisar, also a former member of the board of Opco and a current member of our board, is a Managing Director of Fortistar and also serves as a member of Fortistar’s management and investment committees which oversee the operations of Fortistar’s portfolio companies. Prior to the closing of the Business Combination, Mr. Maurer served as Co-Chief Executive Officer of Opco Fuels and is currently serving in the same capacity with us. Prior to being appointed of Co-Chief Executive Officer of OPAL in 2021, Mr. Maurer served as a Managing Director of Fortistar.

In connection with the Customers Loan Agreement, Hillman pledged its interests in the following Opco related subsidiaries: (i) its 11.1% minority equity ownership interest in CV RNG Holdings LLC, (ii) 50.0% equity ownership interest in Noble Road HoldCo LLC, (iii) 30.0% minority equity ownership interest in Pine Bend HoldCo LLC, and (iv) 50.0% equity ownership interest in Sunoma HoldCo LLC (collectively, the “Pledged Membership Interests”).

On November 29, 2021, Opco and Hillman entered into an Exchange Agreement pursuant to which Hillman transferred the Pledged Membership Interests in exchange for the issuance of equity ownership interests in Opco (collectively, the “OPAL Fuels Membership Interests”) consisting of (i) 14 Common Units (representing 1.4% of the current outstanding common membership interests in Opco) and (ii) 300,000 Series A-1 Preferred Units of Opco, which are redeemable after four years at the option of Hillman for an aggregate redemption price of $30,000,000, plus accrued and unpaid dividends thereon (collectively, the “Exchange”).

On November 29, 2021, Hillman Power, Hillman and Customers Bank entered into a Limited Consent and First Amendment to Loan and Guaranty Agreement (the “Limited Consent”) pursuant to which Customers Bank consented to the Exchange, amended the Customers Loan Agreement and released its security interest in the Pledged Membership Interests (the “Lien”). Pursuant to the Limited Consent, the Lien shall automatically attach to the OPAL Fuels Membership Interests and Customers Bank shall have a first priority, perfected security interest in and Lien on all Hillman’s rights, title and interest in and to the OPAL Fuels Membership Interests.

Opco Reorganization

OPAL Holdco and Opco were formed as Delaware limited liability companies on December 30, 2020 (using their former names Acceler8 Holdings LLC and Acceler8 LLC, respectively), with OPAL Holdco owning all of the equity interests in Opco. Through a series of contributions and assignments, on December 31, 2020, the equity owners of Fortistar Contracting LLC, Fortistar Methane 3 Holdings LLC, Fortistar RNG LLC, Fortistar Services LLC, Gas Recovery Systems, LLC Minnesota Methane LLC and TruStar Energy LLC (the “Opco Reorganized Entities”) contributed and assigned their equity ownership interests in these Opco Reorganized Entities (and, correspondingly, the subsidiary interests of each of these entities) to OPAL Holdco and, ultimately, Opco, resulting in the current organizational structure of Opco and its subsidiaries (the “Opco Fuels Reorganization”). Prior to the Opco Fuels Reorganization, each of the Opco Reorganized Entities were controlled, indirectly, by Mr. Mark Comora through entities affiliated with Mr. Comora, including Fortistar and certain of its affiliates other than Opco. Prior to the closing of the Business Combination, Mr. Comora was Chairman of the board of Opco and, thereafter, became Chairman of our board. Mr. Comora, through his indirect control of OPAL Holdco, continued to control Opco and OPAL Holdco immediately following the Opco Fuels Reorganization and OPAL Holdco continued to own all of the equity interests in Opco immediately following the Opco Fuels Reorganization. In addition, as part of the earlier described contributions and assignments related to TruStar Energy LLC, Mr. Adam Comora, the former Co-Chief Executive Officer of Opco and our current Co-Chief Executive Officer, Mr. Scott Edelbach, the former Executive Vice President of Opco and our current Executive Vice President of OPAL, and Mr. Scott Dols, a former member of the board of Opco and current member of our board, contributed and assigned their equity ownership in TruStar Energy LLC, which ownership did not confer control in the entity, in exchange for noncontrolling equity interests in a limited liability company outside the organizational structure of Opco and its subsidiaries.

Sponsor Letter Agreement

Concurrently with the execution of the Business Combination Agreement, (i) ArcLight, (ii) Sponsor, (iii) Opco, (iv) each executive officer of ArcLight and (v) the Class B shareholders of ArcLight entered into the Sponsor Letter Agreement, pursuant to which, among other things, (i) each Class B Shareholder agreed to vote in favor of each of the transaction proposals to be voted upon at the meeting of ArcLight shareholders, including approval of the Business Combination Agreement and the transactions contemplated thereby, (ii) each Class B Shareholder agreed to waive any adjustment to the conversion ratio set forth in the governing documents of ArcLight or any other anti-dilution or similar protection with respect to the ArcLight Class B ordinary shares (including those resulting from the transactions contemplated by the Subscription Agreements (as described below)), (iii) each Class B Shareholder agreed to be bound by certain transfer restrictions with respect to his, her or its shares in ArcLight prior to the closing of the Business Combination, (iv) Sponsor agreed to subject 10% of its Class A common stock (received as a result of the conversion of its ArcLight Class B ordinary shares immediately prior to the closing of the Business Combination) to vesting and forfeiture conditions relating to the volume-weighted average price targets for Class A common stock sustained over a period of 60 months following the closing of the Business Combination and (v) Sponsor agreed to pay ArcLight’s transaction expenses to the extent they exceeded $26,000,000 in connection with the Business Combination.

PIPE Investors

Concurrently with the execution of the Business Combination Agreement, ArcLight entered into Subscription Agreements with certain investors, including, among others, an affiliate of ArcLight and an affiliate of Opco, as well as the other PIPE Investors. Pursuant to the Subscription Agreements, each investor agreed to subscribe for and purchase, and ArcLight agreed to issue and sell to the PIPE Investors, immediately prior to the closing of the Business Combination, an aggregate of 12,500,000 shares of Class A common stock for a purchase price of $10.00 per share, for aggregate gross proceeds of $125,000,000. As part of the 12,500,000 shares of Class A common stock to be issued pursuant to the Subscription Agreements, certain affiliates of ArcLight agreed to subscribe for and purchase 2,000,000 shares of Class A common stock, in the aggregate, and Fortistar LLC agreed to subscribe for and purchase 800,000 shares of Class A common stock, in each case on the same terms and conditions of the other PIPE Investors at a price of $10.00 per share. On May 11, 2022, PIPE Investors representing $110,806,000 of the original PIPE Investment entered into the Amended Subscription Agreements, whereby the termination rights described above were amended to extend the term of each Amended Subscription Agreement by 60 days to July 29, 2022. As a result, there was approximately $14.2 million less available proceeds from the PIPE Investment at the closing of the Business Combination.

Investor Rights Agreement

In connection with the closing of the Business Combination, Opco, Ares, Hillman and the Class B Shareholders (collectively the “OPAL Holders”) entered into the Investor Rights Agreement, pursuant to which, among other things, (i) ArcLight and Sponsor agreed to terminate the Registration and Shareholder Rights Agreement, dated as of March 25, 2021, entered into by them in connection with ArcLight’s IPO, (ii) we agreed to provide the OPAL Holders certain registration rights with respect to certain shares of Class A common stock held by them or otherwise issuable to them pursuant to the Business Combination Agreement, Second A&R LLC Agreement or the Charter and (iii) the OPAL Holders agreed not to transfer, sell, assign or otherwise dispose of their shares of Class A common stock for up to 180 days following the closing of the Business Combination, subject to certain exceptions.

Tax Receivable Agreement

In connection with the closing of the Business Combination, we entered into the Tax Receivable Agreement with the Tax Receivable Agreement Parties (as defined in the Tax Receivable Agreement), pursuant to which we are required to pay to the Opco Common Equityholders, in the aggregate, 85% of the amount of cash tax savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize (computed using certain simplifying assumptions) as a result of (i) the increases in tax basis and certain other tax benefits related to any (x) exchanges of Opco Common Units (together with our voting shares) for Class A common stock or Class C common stock, as applicable, or cash, and (y) payments made under the Tax Receivable Agreement (other than to the extent characterized as imputed interest), and (ii) tax benefits attributable to the portion of any payments made under the Tax Receivable Agreement treated as imputed interest. The payment obligations under the Tax Receivable Agreement are our obligations and not obligations of Opco.

Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we determine, and the IRS or another tax authority may challenge all or a part of the tax basis increases or other tax attributes subject to the Tax Receivable Agreement, and a court could sustain such challenge. The parties to the Tax Receivable Agreement will not reimburse us for any payments previously made if such tax basis increases or other tax attributes are subsequently disallowed, except that any excess payments made to a party under the Tax Receivable Agreement will be netted against future payments otherwise to be made under the Tax Receivable Agreement, if any, after the determination of such excess.

If we experience a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, any plan of liquidation and other forms of business combinations or changes of control) or the Tax Receivable Agreement terminates early (at our election or as a result of a breach, including a breach for our failing to make timely payments under the Tax Receivable Agreement for more than three months, except in the case of certain liquidity exceptions), we could be required to make a substantial, immediate lump-sum payment based on the present value of hypothetical future payments that could be required under the Tax Receivable Agreement. The calculation of the hypothetical future payments would be made using certain assumptions and deemed events set forth in the Tax Receivable Agreement, including (i) the sufficiency of taxable income to fully utilize the tax benefits, (ii) any Opco Common Units (other than those held by us) outstanding on the termination date are exchanged on the termination date and (iii) the utilization of certain loss carryovers over a certain time period. Our ability to generate net taxable income is subject to substantial uncertainty. Accordingly, as a result of the assumptions, the required lump-sum payment may be significantly in advance of, and could materially exceed, the realized future tax benefits to which the payment relates.

As a result of either an early termination or a change of control, we could be required to make payments under the Tax Receivable Agreement that exceed our actual cash tax savings. Consequently, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. For example, assuming no material changes in the relevant tax law, we expect that if we experienced a change of control, the estimated Tax Receivable Agreement lump-sum payment would range from approximately $316 million to approximately $356.0 million depending on Opco’s rate of recovery of the tax basis increases associated with the deemed exchange of the Opco Common Units (other than those held by us). This estimated Tax Receivable Agreement lump-sum payment is calculated using a discount rate equal to 3.58%, applied against an undiscounted liability of approximately $432.0 million. If the Tax Receivable Agreement Parties were to exchange all of their Opco Common Units, OPAL would recognize a deferred tax asset of approximately $508.0 million and a related liability for payments under the Tax Receivable Agreement of approximately $432.0 million, assuming (i) that the Tax Receivable Agreement Parties redeemed or exchanged all of their Opco Common Units on the closing date of the Business Combination; (ii) a price of $10.00 per share; (iii) a constant combined effective income tax rate of 26.47%; (iv) we will have sufficient taxable income in each year to realize the tax benefits that are subject to the Tax Receivable Agreement; and (v) no material changes in tax law. These amounts are estimates and have been prepared for informational purposes only. The actual amount of deferred tax assets and related liabilities that we will recognize will differ based on, among other things, the timing of the exchanges, the price of the shares of Class A common stock at the time of the exchange, and the tax rates then in effect. There can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreement.

It is more likely than not that the deferred tax assets will not be realized in accordance with ASC Topic 740, ‘Income Taxes’. As such, we have reduced the full carrying amount of the deferred tax assets with a valuation allowance under both scenarios. Management will continue to monitor and consider the available evidence from quarter to quarter, and year to year, to determine if more or less valuation allowance is required at that time.

Finally, because we are a holding company with no operations of its own, our ability to make payments under the Tax Receivable Agreement depends on the ability of Opco to make distributions to us. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest until paid, which could negatively impact our results of operations and could also affect our liquidity in periods in which such payments are made.

Indemnification

In connection with the closing of the Business Combination, OPAL entered into certain Indemnification Agreements (“Indemnification Agreements”) with each of its directors and executive officers. The Indemnification Agreements require us to indemnify our directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers or any other company or enterprise to which the person provides services at our request.

The foregoing description of the Indemnification Agreements is qualified in its entirety by the full text of the Indemnification Agreements, a copy of each of which has been filed as an exhibit to the registration statement of which this Prospectus/Offer to Exchange forms a part.

Sponsor Letter Agreement

Additionally, in connection with the closing of the Business Combination, Opco and Sponsor entered into a letter agreement whereby Sponsor agreed to transfer, pledge or forfeit up to 150,000 shares of Class A common stock held by Sponsor for no consideration, upon and in accordance with the written direction of Opco. Pursuant to such letter agreement, Sponsor further agreed that if OPAL were to receive less than $6,800,000 in cash upon the release of the escrow fund established pursuant to the Forward Purchase Agreement (such shortfall amount being referred to as the “Shortfall Amount”), Sponsor shall transfer, pledge or forfeit up to an additional 102,000 shares of Class A common stock currently subject to forfeiture under earn-out provisions as provided in the Sponsor Letter Agreement entered into on December 2, 2021 among the OPAL, Sponsor, Opco and certain other persons (with such maximum number of shares pro-rated on a directly proportionate basis based on the size of the Shortfall Amount relative to $6,800,000).

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information known to the Company regarding the beneficial ownership of our Class A common stock and Class D common stock by:

●	each person who is the beneficial owner of more than 5% of the outstanding shares of our Class A common stock or our Class D common stock;

●	each of the Company’s named executive officers and directors; and

●	all of the Company’s executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security. Under those rules, beneficial ownership includes securities that the individual or entity has the right to acquire, such as through the exercise of warrants or stock options or the vesting of restricted stock units, within 60 days of the date of this Prospectus/Offer to Exchange. Shares subject to warrants that are currently exercisable or exercisable within 60 days of the date of this Prospectus/Offer to Exchange are considered outstanding and beneficially owned by the person holding such warrants for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Shares issuable pursuant to the exchange of Opco Common Units listed in the table below are represented in shares of Class A common stock.

Except as described in the footnotes below and subject to applicable community property laws and similar laws, the Company believes that each person listed above has sole voting and investment power with respect to such shares.

The beneficial ownership of Class A common stock is based on 25,671,390 shares of our Class A common stock issued and outstanding and 144,399,037 shares of our Class D common stock issued and outstanding as of November 16, 2022.

Name and Address of Beneficial Owners(1)	Number of Class A Shares	% of Class A Outstanding	Number of Class D Shares	% of Class D Outstanding	% of Total Voting Power
Directors and officers:	—	—	—	—	—
Adam Comora	—	—	—	—	—
Jonathan Maurer	—	—	—	—	—
Ann Anthony	—	—	—	—	—
David Unger	—	—	—	—	—
Anthony Falbo	—	—	—	—	—
Scott Edelbach	—	—	—	—	—
Hugh Donnell	—	—	—	—	—
John Coghlin	—	—	—	—	—
Marco F. Gatti	—	—	—	—	—
Kevin M. Fogarty(2)	5,000	—	—	—	—
Betsy L. Battle	—	—	—	—	—
Scott Dols	—	—	—	—	—
Mark Comora(3)	880,600	3.43%	144,399,037	100%	96.6%
Nadeem Nisar	—	—	—	—	—
Ashok Vemuri	—	—	—	—	—

All directors and officers as a group (15 persons)(4)	885,600	3.45%	144,399,037	100%	96.6%

Five Percent Holders:
Entities affiliated with Mark Comora(2)	880,600	3.43%	144,399,037	100%	96.6%
ArcLight CTC Holdings II, L.P.(5)	16,877,101	51.28%	—	—	2.26%
ARCC Beacon LLC(6)	3,059,533	11.92%	—	—	0.41%
Mendocino Capital, LLC(7)	2,500,000	9.74%	—	—	0.33%
Entities affiliated with Meteora Capital(8)	1,659,658	6.47%	—	—	0.22%
Entities affiliated with Electron(9)	1,800,000	7.01%	—	—	0.24%
Nyera II Limited(10)	1,500,000	5.84%	—	—	0.20%
Entities affiliated with Encompass Capital Advisors(11)	2,675,337	9.82%	—	—	0.36%

(1)	Unless otherwise noted, the business address of each of the directors and officers is One North Lexington Avenue, 14th Floor, White Plains, New York 10601.

(2)	Such shares are held by GBBH Family Limited Partnership.

(3)	Consists of (i) 142,377,450 shares of Class D common stock owned of record by OPAL HoldCo, (ii) 2,021,587 shares of Class D common stock owned of record by Hillman and (iii) 880,600 shares of Class A common stock owned by Fortistar LLC (“Fortistar”), but excludes an aggregate of 9,794,752 shares of Class D common stock potentially issuable to OPAL Holdco or Hillman (a total of 9,657,625 with respect to OPAL Holdco and 137,127 with respect to Hillman) in connection with certain potential earnout payments under the Business Combination Agreement. OPAL Holdco and Hillman collectively own of record 100% of the issued and outstanding shares of Class D common stock as of the date of this table. Each of OPAL Holdco and Hillman are controlled, through Fortistar and certain of its subsidiaries, by Mr. Mark Comora. Accordingly, Mr. Mark Comora is deemed to have beneficial ownership of the securities held by each of OPAL Holdco, Hillman and Fortistar. The shares of Class D common stock owned of record by Hillman are pledged to a bank in connection with certain indebtedness owing to such bank. See “Certain Relationships and Related Party Transactions—Hillman Restructuring”. Shares of Class D common stock may be converted into shares of Class A common stock as further discussed in “Description of Securities—Common Stock— Class D common stock.” The business address of each of Mr. Comora, OPAL Holdco, Hillman and Fortistar is One North Lexington Avenue, 14th Floor, White Plains, New York 10601.

(4)	Excludes an aggregate of 302,187 restricted stock units issued to these individuals on October 3, 2022.

(5)	Consists of (i) 7,639,076 shares of Class A common stock held directly by ArcLight CTC Holdings II, L.P. (“Sponsor”) (including 763,907 of such shares subject to forfeiture as described in the section titled “The Business Combination — Related Agreements — Sponsor Letter Agreement” of the Proxy Statement/Prospectus beginning on page 136 thereof, which is incorporated herein by reference), (ii) 2,000,000 shares of Class A common stock issued to the Sponsor in connection with the PIPE Investment, and (iii) 7,238,025 shares of Class A common stock underlying certain warrants held by Sponsor that are exercisable within 60 days of the date of this Prospectus/Offer to Exchange. Daniel R. Revers has voting and investment discretion with respect to the securities held by Sponsor, and thus may be deemed to have beneficial ownership of such securities. Mr. Revers expressly disclaims any such beneficial ownership of such securities, except to the extent of his individual pecuniary interests therein. The business address of Sponsor and Mr. Revers is 200 Clarendon Street, 55th Floor, Boston, Massachusetts 02116.

(6)	Consists of 3,059,533 shares of Class A common stock. The business address of ARCC Beacon LLC is 245 Park Avenue, 43rd Floor New York, New York 10167.

(7)	Consists of 2,500,000 shares of Class A common stock. Mendocino Capital, LLC (“Mendocino”) is a subsidiary of NextEra Energy, Inc. (“NextEra”), a publicly traded company. The business address of Mendocino and NextEra is 700 Universe Boulevard, Juno Beach, Florida 33408.

(8)	Consists of (i) 374,712 shares of Class A common stock held by Meteora Special Opportunity Fund I, LP (“MSOF”), (ii) 381,715 shares of Class A common stock held by Meteora Select Trading Opportunities Master, LP (“MSTO”) and (iii) 903,231 shares of Class A common stock held by Meteora Capital Partners (“MCP”). Meteora Capital, LLC (“Meteora Capital”) serves as investment manager to MSOF, MSTO and MCP. Voting and investment power over the shares held by MSOF, MSTO and MCP resides with its investment manager, Meteora Capital. Mr. Vik Mittal serves as the managing member of Meteora Capital and may be deemed to be the beneficial owner of the shares of Class A common stock held by such entities. Mr. Mittal, however, disclaims any beneficial ownership of the shares held by such entities. The business address of each of MSOF, MSTO, MCP, Meteora Capital and Mr. Mittal is 840 Park Drive East, Boca Raton, Florida 33444.

(9)	Consists of (i) 1,060,088 shares of Class A common stock held by Electron Global Master Fund LP (“EGMF”), (ii) 695,913 shares of Class A common stock held by Electron Infrastructure Master Fund LP (“EIMF”), (iii) 30,628 shares of Class A common stock held by Boothbay Absolute Return Strategies, LP (“BARS”) and (iv) 13,371 shares of Class A common stock held by AGR Trading SPC-Series Segregated Portfolio (“AGR”). James Shaver is the managing member of the general partners of EGMF and EIMF, and as such may be deemed to beneficially own the shares of Class A common stock held by EGMF and EIMF. Boothbay Fund Management LLC is the investment manager of BARS. AC Investment Management, LLC is the investment manager of AGR. James Shaver may be deemed to have investment discretion and voting power over shares of Class A common stock held by the BARS and AGR. The business address of EGMF, EIMG and Mr. Shaver is 10 East 53rd Street, 19th Floor, New York, New York 10022. The business address of BARS is 140 East 45th St., 14th Floor, New York, New York 10017. The business address of AGR is 1350 Avenue of the Americas, Suite 2300, New York, New York 10019.

(10)	Consists of 1,500,000 shares of Class A common stock. Benjamin Wasem, Pantelitsa Georgiade and Vasiliki Papalli (the “Nyera Principals”) each has voting and investment discretion with respect to the securities held Nyera II Limited (“Nyera”), and thus may be deemed to have beneficial ownership of such securities. Each of the Nyera Principals expressly disclaims any such beneficial ownership of such securities, except to the extent of their individual pecuniary interests therein. The business address of Nyera and the Nyera Principals is 8 Stasinou Avenue, Photos Photiades Business Centre, Office 401, 1060 Nicosia, Cyprus.

(11)	Consists of (i) 1,323,114 shares of Class A common stock and (ii) 1,352,223 shares of Class A common stock underlying certain warrants that are exercisable within 60 days of the date of this Prospectus/Offer to Exchange, which are held by certain fund entities and managed accounts for which Encompass Capital Advisors, LLC (“Encompass”) exercises investment discretion. Todd Kantor, as the managing member of Encompass, may also be deemed to beneficially own such securities. Does not include an additional 633,013 shares of Class A common stock underlying certain warrants that are not exercisable within 60 days of the date of this Prospectus/Offer to Exchange. The exercise of the warrants are subject to ownership limitations so that the selling stockholder may not beneficially own in excess of 9.9% of the issued and outstanding Class A common stock of the Company. The business address of Encompass and Mr. Kantor is 200 Park Avenue, 11th Floor, New York, New York 10166.

LEGAL MATTERS

The validity of the securities covered by this Prospectus/Offer to Exchange has been passed upon for us by Sheppard, Mullin, Richter & Hampton LLP, New York, New York. Certain legal matters relating to the securities offered hereby will be passed upon for the dealer manager by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The consolidated financial statements of OPAL Fuels Inc. as of and for the years ended December 31, 2021, 2020 and 2019 included in this Prospectus/Offer to Exchange and Registration Statement have been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, appearing elsewhere herein and in the registration statement, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Beacon RNG LLC as of April 30, 2021, December 31, 2020 and December 31, 2019 for the four-month period ended April 30, 2021, and the year ended December 31, 2020 and the period from March 11, 2019 (inception) to December 31, 2019 included in this Prospectus/Offer to Exchange and Registration Statement have been so included in reliance on the report of BDO USA, LLP, an independent auditor, appearing elsewhere herein and in the registration statement, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. We have filed a registration statement on Form S-4 of which this Prospectus/Offer to Exchange is a part with the SEC in connection with the Offer and the Consent Solicitation. We may also file amendments to such registration statement. In addition, on the date of the initial filing of the registration statement on Form S-4 of which this Prospectus/Offer to Exchange is a part, we filed a Tender Offer Statement on Schedule TO with the SEC, together with exhibits, to furnish certain information about the Offer and Consent Solicitation. We may file amendments to the Schedule TO. As allowed by SEC rules, this Prospectus/Offer to Exchange does not contain all of the information in the registration statement or the Schedule TO or the exhibits to the registration statement or the Schedule TO. You may obtain copies of the registration statement on Form S-4 and Schedule TO (and any amendments to those documents) by contacting the information agent as directed elsewhere in this Prospectus/Offer to Exchange. Our SEC filings are available to the public on the internet at a website maintained by the SEC located at http://www.sec.gov.

You may request a free copy of any of these documents by writing or telephoning us at the following address:

OPAL Fuels Inc.
One North Lexington Avenue
Suite 1450
White Plains, New York 10601
(914) 705-4000

Exhibits to the filings will not be sent, however, unless those exhibits have specifically been included in this Prospectus/Offer to Exchange.

INDEX TO FINANCIAL STATEMENTS

OPAL FUELS INC. FINANCIAL STATEMENTS

Page
Unaudited Financial Statements of OPAL Fuels Inc.
Condensed Consolidated Balance Sheets as of September 30, 2022 (unaudited) and December 31, 2021	F-2
Condensed Consolidated Statements of Operations for the Three and Nine Months Ended September 30, 2022 and 2021 (unaudited)	F-3
Condensed Consolidated Statements of Comprehensive Income for the Three and Nine Months Ended September 30, 2022 and 2021 (unaudited)	F-4
Condensed Consolidated Statements of Changes in Redeemable Non-Controlling Interest, Redeemable Preferred Non-Controlling Interest and Stockholders’ (Deficit) Equity for the Three and Nine Months Ended September 30, 2022 and 2021 (unaudited)	F-5
Condensed Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2022 and 2021 (unaudited)	F-6
Notes to Unaudited Condensed Consolidated Financial Statements	F-7

Page
Audited Financial Statements of OPAL Fuels Inc.
Report of Independent Registered Public Accounting Firm	F-46
Consolidated Balance Sheets as of December 31, 2021 and 2020 (restated)	F-47
Consolidated Statements of Operations for the Years Ended December 31, 2021, 2020 (restated) and 2019 (restated)	F-48
Condensed Consolidated Statements of Changes in Redeemable Non-Controlling Interest, Redeemable Preferred Non-Controlling Interest and Stockholders’ (Deficit) Equity for the Years Ended December 31, 2021, 2020 (restated) and 2019 (restated)	F-49
Consolidated Statements of Cash Flows for the Years Ended December 31, 2021, 2020 (restated) and 2019 (restated)	F-50
Notes to Consolidated Financial Statements (restated)	F-52

BEACON RNG LLC FINANCIAL STATEMENTS

Page
Consolidated Balance Sheets as of December 31, 2020 and 2019	F-114
Consolidated Statements of Operations for the Year Ended 2020 and for the period from March 11, 2019 (Inception) through December 31, 2019	F-115
Consolidated Statements of Changes in Members’ Equity for the Year Ended 2020 and for the period from March 11, 2019 (Inception) through December 31, 2019	F-116
Consolidated Statements of Cash Flows for the Year Ended 2020 and for the period from March 11, 2019 (Inception) through December 31, 2019	F-117
Notes to Consolidated Financial Statements	F-118

OPAL FUELS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except per share data)

	September 30, 2022	December 31, 2021
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents (includes $10,045 and $1,991 at September 30, 2022 and December 31, 2021, respectively, related to consolidated VIEs)	$25,286	$39,314
Accounts receivable, net (includes $1,129 and $40 at September 30, 2022 and December 31, 2021, respectively, related to consolidated VIEs)	36,660	25,391
Restricted cash - current (includes $7,623 and $— at September 30, 2022 and December 31, 2021, respectively, related to consolidated VIEs)	41,419	—
Short term investments ( includes $15,411 and $— at September 30, 2022 and December 31, 2021, respectively, related to consolidated VIEs)	146,936	—
Fuel tax credits receivable	3,442	2,393
Contract assets	14,676	8,484
Parts inventory	6,570	5,143
Environmental credits held for sale	1,224	386
RNG inventory	2,094	—
Prepaid expense and other current assets (includes $268 and $113 at September 30, 2022 and December 31, 2021, respectively, related to consolidated VIEs)	6,513	5,482
Derivative financial assets, current portion	1,435	382
Total current assets	286,255	86,975
Capital spares	3,333	3,025
Property, plant, and equipment, net (includes $50,099 and $27,794 at September 30, 2022 and December 31, 2021, respectively, related to consolidated VIEs)	250,355	169,770
Investment in other entities	48,708	47,150
Note receivable	—	9,200
Note receivable - variable fee component	1,865	1,656
Deferred financing costs	3,522	2,370
Other long-term assets	489	489
Intangible assets, net	2,266	2,861
Restricted cash - non-current (includes $2,867 and $1,163 at September 30, 2022 and December 31, 2021, respectively, related to consolidated VIEs)	4,655	2,740
Goodwill	54,608	54,608
Total assets	$656,056	$380,844
Liabilities and Equity
Current liabilities:
Accounts payable (includes $2,783 and $544 at September 30, 2022 and December 31, 2021, respectively, related to consolidated VIEs)	5,798	12,581
Accounts payable, related party	489	166
Fuel tax credits payable	2,668	1,978
Accrued payroll	5,266	7,652
Accrued capital expenses (includes $1,493 and $1,722 at September 30, 2022 and December 31, 2021, respectively, related to consolidated VIEs)	9,284	5,517
Accrued expenses and other current liabilities	16,063	7,220
Contract liabilities	6,750	9,785
Senior Secured Credit Facility - term loan, current portion, net of debt issuance costs	70,179	73,145
Senior Secured Credit Facility - working capital facility, current portion	7,500	7,500
OPAL Term Loan, current portion	28,432	13,425
Sunoma loan, current portion (includes $— and $756 at September 30, 2022 and December 31, 2021, respectively, related to consolidated VIEs)	—	756
Convertible Note Payable	27,964	—
Municipality loan	121	194
Derivative financial liability, current portion	4,648	992
Other current liabilities	832	374
Asset retirement obligation, current portion	1,586	831
Total current liabilities	187,580	142,116
Asset retirement obligation, non-current portion	4,382	4,907
OPAL Term Loan	60,816	59,090
Convertible Note Payable	—	58,710
Sunoma loan, net of debt issuance costs (includes $22,080 and $16,199 at September 30, 2022 and December 31, 2021, respectively, related to consolidated VIEs)	22,080	16,199
Municipality loan	—	84
Derivative warrant liabilities	22,410	—
Earn out liabilities	39,500	—
Other long-term liabilities	597	4,781
Total liabilities	337,365	285,887
Commitments and contingencies
Redeemable preferred non-controlling interests	135,303	30,210
Redeemable non-controlling interests	1,222,657	63,545
Stockholders’ (deficit) equity
Class A common stock, $0.0001 par value, 337,852,251 shares authorized as of September 30, 2022; 25,671,390 and 0 shares, issued and outstanding at September 30, 2022 and December 31, 2021, respectively	2	—
Class B common stock, $0.0001 par value, 157,498,947 shares authorized as of September 30, 2022; None issued and outstanding as of September 30, 2022 and December 31, 2021	—	—
Class C common stock, $0.0001 par value, 154,309,729 shares authorized as of September 30, 2022; None issued and outstanding as of September 30, 2022 and December 31, 2021	—	—
Class D common stock, $0.0001 par value, 154,309,729 shares authorized as of September 30, 2022; 144,399,037 issued and outstanding at September 30, 2022 and December 31, 2021	14	14
Additional paid-in capital	—	—
Accumulated deficit	(1,066,137)	—
Accumulated other comprehensive income	178	—
Total Stockholders’ (deficit) equity attributable to the Company	(1,065,943)	14
Non-redeemable non-controlling interests	26,674	1,188
Total Stockholders’ (deficit) equity	(1,039,269)	1,202
Total liabilities, Redeemable preferred, Redeemable non-controlling interests and Stockholders’ (deficit) equity	$656,056	$380,844

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

OPAL FUELS INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except per unit data)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
				(Restated)
Revenues:
RNG fuel	$32,381	$17,892	$83,196	$37,066
Fuel station services	23,227	18,387	55,524	35,560
Renewable Power	10,942	10,905	30,094	32,342
Total revenues	66,550	47,184	168,814	104,968
Operating expenses:
Cost of sales - RNG fuel	20,959	11,973	51,843	23,053
Cost of sales - Fuel station services	20,886	15,458	49,643	29,775
Cost of sales - Renewable Power	7,645	6,064	23,593	23,952
Selling, general, and administrative	15,751	7,922	34,561	19,107
Depreciation, amortization, and accretion	3,258	2,613	9,816	6,672
Total expenses	68,499	44,030	169,456	102,559
Operating (loss) income	(1,949)	3,154	(642)	2,409
Other (expense) income:
Interest and financing expense, net	(776)	(2,354)	(7,184)	(5,659)
Change in fair value of derivative instruments, net	(1,908)	(27)	(1,580)	(10)
Other income	6,308	—	6,308	—
Gain on acquisition of equity method investment	—	—	—	19,818
Income from equity method investments	3,694	—	3,658	2,392
Income before provision for income taxes	5,369	773	560	18,950
Provision for income taxes	—	—	—	—
Net income	5,369	773	560	18,950
Net income (loss) attributable to redeemable non-controlling interests	4,161	—	(2,584)	—
Net loss attributable to non-redeemable non-controlling interests	(325)	(216)	(824)	(414)
Paid-in-kind preferred dividends (1)	2,658	—	5,093	—
Net income attributable to OPAL Fuels	—	989	—	$19,364
Net loss attributable to Class A common stockholders	$(1,125)	$—	$(1,125)	$—

Weighted average shares outstanding of Class A common stock :
Basic	25,671,390	—	25,671,390	—
Diluted	25,823,772	—	25,823,772	—
Per share amounts:
Basic (2)	$(0.04)	$—	$(0.04)	$—
Diluted (2)	$(0.06)	$—	$(0.06)	$—

(1)	Paid-in-kind preferred dividend is allocated between redeemable non-controlling interests and Class A common stockholders basis their weighted average percentage of ownership. Please see Note.14 Redeemable non-controlling interests, redeemable preferred non-controlling interests and stockholders’ equity for additional information.

(2)	Loss per share information has not been presented for the periods prior to the Business Combination (as defined in Note 3, Business Combination), as it would not be meaningful to the users of these unaudited condensed consolidated financial statements, Refer to Note 3, Business Combination.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

OPAL FUELS INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
				(Restated)
Net income	$5,369	$773	$560	$18,950
Other comprehensive income:
Net unrealized gain on cash flow hedges	1,189	—	1,189	—
Total comprehensive income	6,558	773	1,749	18,950
Net income attributable to Redeemable non-controlling interests	6,509	—	2,199	—
Other comprehensive income attributable to Redeemable non-controlling interests	1,011	—	1,011	—
Comprehensive loss attributable to non-redeemable non-controlling interests	(325)	(216)	(824)	(414)
Paid-in-kind preferred dividends	310	—	310	—
Comprehensive income attributable to OPAL Fuels	—	989	—	19,364
Comprehensive loss attributable to Class A common stockholders	$(947)	$—	$(947)	$—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

OPAL FUELS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE NON-CONTROLLING INTEREST,

REDEEMABLE PREFERRED NON-CONTROLLING INTEREST AND STOCKHOLDERS’ (DEFICIT) EQUITY

(In thousands of U.S. dollars, except per unit data)

(Unaudited)

														Mezzanine Equity
	Legacy Series A-1 Preferred Units		Legacy Common Units		Class A common stock		Class D common stock		Additional paid-in	Accumulated	Other comprehensive	Non-redeemable non-controlling	Total Stockholders’	Redeemable Preferred non-controlling	Redeemable non-controlling
	Units	Amount	Units	Amount	Shares	Amount	Shares	Amount	capital	deficit	income	interests	Equity	interests	interests
December 31, 2021, as previously reported	300,000	$30,210	1,000	$47,592	—	$—	—	$—	$—	$15,967	$—	$1,188	$64,747	$—	$—
Retroactive application of recapitalization	(300,000)	(30,210)	(1,000)	(47,592)	—	—	144,399,037	14	—	(15,967)	—	—	(63,545)	30,210	63,545
December 31, 2021, as adjusted	—	—	—	—	—	—	144,399,037	14	—	—	—	1,188	1,202	30,210	63,545
Net loss	—	—	—	—	—	—	—	—	—	—	—	(242)	(242)	—	(4,225)
Proceeds from non-redeemable non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	5,738	5,738	—	(95)
Amortization on payment to acquire non-redeemable non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(91)
Issuance of Redeemable preferred non-controlling interest, net of issuance costs	—	—	—	—	—	—	—	—	—	—	—	—	—	25,000	(267)
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	160
Paid-in-kind preferred dividend	—	—	—	—	—	—	—	—	—	—	—	—	—	717	(717)
March 31, 2022	—	—	—	—	—	—	144,399,037	14	—	—	—	6,684	6,698	55,927	58,310
Net loss	—	—	—	—	—	—	—	—	—	—	—	(257)	(257)	—	(85)
Proceeds from non-redeemable non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	11,211	11,211	—	47
Amortization on payment to acquire non-redeemable non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(92)
Redeemable preferred non-controlling interest issuance, net of issuance costs	—	—	—	—	—	—	—	—	—	—	—	—	—	75,000	—
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	160
Paid-in-kind preferred dividend	—	—	—	—	—	—	—	—	—	—	—	—	—	1,718	(1,718)
June 30, 2022	—	—	—	—	—	—	144,399,037	14	—	—	—	17,638	17,652	132,645	56,622
Net loss	—	—	—	—	—	—	—	—	—	(815)	—	(325)	(1,140)	—	6,509
Unrealized gain on cash flow hedges	—	—	—	—	—	—	—	—	—	—	178	—	178		1,011
Issuance of common stock from the reverse recapitalization and PIPE Investments, net of warrant liability, put option and earnout liability	—	—	—	—	22,611,857	2	—	—	68,255	—	—	—	68,257	—	—
Conversion of Convertible Note Payable to common shares	—	—	—	—	3,059,533	—	—	—	30,595	—	—	—	30,595	—	—
Change in redemption value of Redeemable non-controlling interests	—	—	—	—	—	—	—	—	(95,711)	(1,065,012)	—	—	(1,160,723)	—	1,160,723
Proceeds from non-redeemable non-controlling interest	—	—	—	—	—	—	—	—	(3,158)	—	—	9,361	6,203	—	—
Stock-based compensation	—	—	—	—	—	—	—	—	19	—	—	—	19	—	140
Paid-in-kind preferred dividend	—	—	—	—	—	—	—	—	—	(310)	—	—	(310)	2,658	(2,348)
September 30, 2022	—	$—	—	$—	25,671,390	$2	144,399,037	$14	$—	$(1,066,137)	$178	$26,674	$(1,039,269)	$135,303	$1,222,657

	Legacy Common Units		Class D common stock		Retained	Non-redeemable non-controlling	Total Stockholders’	Redeemable non-controlling
	Units	Amount	Shares	Amount	earnings	interests	Equity	interests
December 31, 2020, as previously reported	986	$49,170	—	$—	$(25,396)	$6,685	$30,459	$—
Retroactive application of recapitalization	(986)	(49,170)	142,377,450	14	25,396	—	(23,760)	23,760
December 31, 2020, as adjusted	—	—	142,377,450	14	—	6,685	6,699	23,760
Net loss	—	—	—	—	—	(88)	(88)	(427)
Issuance of non-redeemable non-controlling interest	—	—	—	—	—	6,223	6,223	3,808
Contributions from redeemable non-controlling interests	—	—	—	—	—	—	—	1,766
Distributions to redeemable non-controlling interests	—	—	—	—	—	—	—	(2,103)
Stock-based compensation	—	—	—	—	—	—	—	160
March 31, 2021	—	—	142,377,450	14	—	12,820	12,834	26,964
Net loss	—	—	—	—	—	(110)	(110)	18,802
Issuance of non-redeemable non-controlling interest	—	—	—	—	—	5,171	5,171	—
Contributions from redeemable non-controlling interests	—	—	—	—	—	—	—	5,756
Distributions to redeemable non-controlling interests								(1,592)
Stock-based compensation	—	—	—	—	—	—	—	160
June 30, 2021	—	—	142,377,450	14	—	17,881	17,895	50,090
Net loss	—	—	—	—	—	(216)	(216)	989
Issuance of non-redeemable non-controlling interest	—	—	—	—	—	27,545	27,545	(4,523)
Contributions from redeemable non-controlling interests	—	—	—	—	—	—	—	397
Stock-based compensation	—	—	—	—	—	—	—	159
September 30, 2021	—	$—	142,377,450	$14	$—	$45,210	$45,224	$47,112

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

OPAL FUELS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

(Unaudited)

	Nine Months Ended September 30,
	2022	2021
		(Restated)
Cash flows from operating activities:
Net income	$560	$18,950
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Income from equity method investments	(3,658)	(2,392)
Depreciation and amortization	9,581	6,510
Amortization of deferred financing costs	1,514	678
Amortization of PPA liability	—	(194)
Accretion expense related to asset retirement obligation	235	162
Stock-based compensation	479	479
Paid-in-kind interest income	(209)	(101)
Change in fair value of Convertible Note Payable	(151)	2,250
Unrealized loss on derivative financial instruments	1,677	1,553
Gain on extinguishment of contingent liability	(4,362)	—
Gain on repayment of Note receivable	(1,943)	—
Gain on acquisition of equity method investment	—	(19,818)
Changes in operating assets and liabilities, net of effects of businesses acquired:
Accounts receivable	(11,269)	(237)
Proceeds received on previously recorded paid-in-kind interest income	288	—
Fuel tax credits receivable	(1,049)	(42)
Capital spares	(308)	1,608
Brown gas and parts inventory	(3,520)	(804)
Environmental credits held for sale	(838)	(1,086)
Prepaid expense and other current assets	(996)	1,348
Contract assets	(6,192)	(1,725)
Accounts payable	(6,734)	6,970
Accounts payable, related party	323	1,268
Fuel tax credits payable	690	1,545
Accrued payroll	(2,386)	(549)
Accrued expenses	8,561	3,672
Other current and non-current liabilities	453	8,794
Contract liabilities	(3,035)	58
Net cash (used in) provided by operating activities	(22,289)	28,897
Cash flows from investing activities:
Purchase of property, plant, and equipment	(84,949)	(63,393)
Cash acquired on acquisition of equity method investment	—	1,955
Cash paid for short term investments	(146,936)	—
Cash paid for investment in other entity	—	(1,570)
Purchase of Note receivable	—	(10,450)
Proceeds received from repayment of Note receivable	10,855	—
Distributions received from equity method investment	2,100	3,695
Net cash used in investing activities	(218,930)	(69,763)
Cash flows from financing activities:
Proceeds from Sunoma loan	4,593	14,191
Proceeds from OPAL Term Loan	27,500	—
Proceeds received from Business Combination	138,850	—
Financing costs paid to other third parties	(8,462)	(75)
Repayment of Senior Secured Credit Facility	(3,674)	(3,835)
Repayment of OPAL Term Loan	(11,277)	—
Repayment of Municipality loan	(157)	—
Proceeds from sale of non-redeemable non-controlling interest	23,152	21,579
Proceeds from sale of non-controlling interest, related party	—	16,645
Proceeds from issuance of redeemable preferred units	100,000	—
Contributions from members	—	7,919
Distributions to members	—	(3,695)
Net cash provided by financing activities	270,525	52,729
Net increase in cash, restricted cash, and cash equivalents	29,306	11,863
Cash, restricted cash, and cash equivalents, beginning of period	42,054	15,388
Cash, restricted cash, and cash equivalents, end of period	$71,360	$27,251
Supplemental disclosure of cash flow information
Interest paid, net of $— and $531 capitalized, respectively	$7,013	$2,405
Noncash investing and financing activities:
Issuance of Convertible Note Payable related to business acquisition, excluding paid-in-kind interest	$—	$55,410
Fair value of Class A common stock issued for redemption of Convertible Note Payable	$30,595	$—
Fair value of Derivative warrant liabilities assumed related to Business Combination	$13,524	$—
Fair value of Earnout liabilities related to Business Combination	$45,900	$—
Fair value of put option on a forward purchase agreement related to Business Combination	$4,600	$—
Fair value of contingent consideration to redeem the non-controlling interest included in other long-term liabilities	$183	$—
Paid-in-kind dividend on redeemable preferred non-controlling interests	$5,093	$—
Accrual for purchase of Property, plant and equipment included in Accounts payable and Accrued capital expenses	$9,284	$789
Accrual for deferred financing costs included in Accrued expenses and other current liabilities	$282	$—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

1. Organization and Description of Business

OPAL Fuels Inc. (including its subsidiaries, the “Company”, “OPAL,” “we,” “us” or “our”) is a renewable energy company specializing in the capture and conversion of biogas for the (i) production of RNG for use as a vehicle fuel for heavy and medium-duty trucking fleets, (ii) generation of Renewable Power for sale to utilities, (iii) generation and sale of Environmental Attributes associated with RNG and Renewable Power, and (iv) sales of RNG as pipeline quality natural gas. OPAL also designs, develops, constructs, operates and services Fueling Stations for trucking fleets across the country that use natural gas to displace diesel as their transportation fuel. The biogas conversion projects (“Biogas Conversion Projects”) currently use landfill gas and dairy manure as the source of the biogas. In addition, we have recently begun implementing design, development, and construction services for hydrogen Fueling Stations, and we are pursuing opportunities to diversify our sources of biogas to other waste streams.

The Company (formerly known as ArcLight Clean Transition Corp. II) was incorporated as a Cayman Islands exempted company on January 13, 2021. The Company was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

On December 2, 2021, the Company, OPAL HoldCo LLC (“OPAL Holdco”) and OPAL Fuels LLC, a Delaware limited liability company (“OPAL Fuels”), entered into a business combination agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”). On July 21, 2022, we closed the Business Combination Agreement and consummated the transactions contemplated thereby (the “Business Combination”). The Business Combination Agreement and the Business Combination were unanimously approved by the boards of directors of the Company and OPAL Fuels, and also approved by OPAL Holdco, the sole member of OPAL Fuels.

Pursuant to the Business Combination Agreement, on July 21, 2022, (the “Closing Date”), Arclight changed its jurisdiction of incorporation by deregistering as a Cayman Islands exempted company and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication”). Following the Domestication, on July 21, 2022, Arclight changed its name to “OPAL Fuels Inc.” and each outstanding ArcLight Class B ordinary share converted into one ArcLight Class A ordinary share, each outstanding ArcLight Class A ordinary share became one share of Class A common stock of the Company, par value $0.0001 per share (the “Class A common stock”), and each outstanding warrant to purchase one ArcLight Class A ordinary share became a warrant to purchase one share of the Company’s Class A common stock at an exercise price of $11.50 per share. Following the consummation of the Business Combination on July 21, 2022, the Company was organized in an “Up-C” structure. The Company is the managing member of OPAL Fuels. OPAL Fuels directly or indirectly holds substantially all of the consolidated assets and business of the Company. Please see Note 3 Business Combination for additional information.

All amounts in these footnotes are presented in thousands of dollars except per share data.

COVID-19 Impact

In March 2020, the World Health Organization categorized the coronavirus disease 2019 (“COVID-19”) as a pandemic and the President of the United States declared the COVID-19 outbreak as a national emergency. Management considered the impact of COVID-19 on the assumptions and estimates used and determined that, because the Company was deemed to be an essential business by the U.S. government and incurred neither layoffs of personnel nor a decline in its customer base or business operations. There was no material adverse impact on the Company’s statement of position and result of operations as of, and for the three and nine months ended September 30, 2022.

The future impact of the COVID-19 pandemic on the Company’s business will depend on a number of factors, including, but not limited to, the duration and severity of the pandemic and its impact on our customers, all of which are uncertain and cannot be predicted.

Liquidity and Capital Resources

As of September 30, 2022, our liquidity consisted of cash and cash equivalents including restricted cash of $71,360 and short term investments of $146,936.

As of September 30, 2022, we had total indebtedness excluding the deferred financing costs of $219,987 which primarily consisted of $77,679 under the Senior Secured Credit Facility, $27,964 under the Convertible Note Payable, $91,223 under the OPAL Term Loan, $121 under the Municipality loan, and $23,000 under the Sunoma Loan. The amount outstanding under the Senior Secured Credit Facility is due to be repaid in December 2022 and therefore has been classified as a current liability.

In August 2022, we entered into a delayed draw term loan facility for $105,000 to fund the construction of new RNG facilities which is available for us to drawdown upon achievement of certain milestones. In July 2022, we received a redemption notice from Biotown Bio Gas LLC (“Biotown”) for the Note receivable and the Company subsequently received $11,555 consisting of the principal balance $10,915, prepayment penalty of $546 and accrued interest of $94. Additionally, we have drawn $12,500 in September 2022 and $12,500 in October 2022 under the OPAL Term Loan following the commencement of operations of two additional RNG facilities. We entered into an amendment to the OPAL Term Loan to extend the commitment date to March 2023 for the remaining $10,000.

We expect that our available cash, together with our other assets, expected cash flows from operations, available lines of credit under various debt facilities and access to expected sources of capital will be sufficient to meet our existing commitments for a period of at least twelve months following the date of this report.

To fuel future growth, we anticipate seeking additional capital through equity offerings or debt financings. The amount and timing of our future funding requirements will depend on many factors, including the pace and results of our project development efforts. We may be unable to obtain any such additional financing on acceptable terms or at all. Our ability to access capital when needed is not assured and, if capital is not available when, and in the amounts, needed, we could be required to delay, scale back, or abandon some or all of our development programs and other operations, which could materially harm our business, prospects, financial condition, and operating results.

The accompanying condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

Restatement of Financial Statements

Our condensed consolidated statements of operations for the nine months ended September 30, 2021 and condensed consolidated statements of changes in Redeemable non-controlling interest, Redeemable preferred non-controlling interests and stockholders’ equity as of September 30, 2021 have been restated for certain errors made with regard to accounting for certain commodity swap agreements which the Company entered into in December 2018 and November 2019, recording of certain invoices related to construction in progress in the wrong period and for the gross up of revenue for certain federal and state taxes collected by the Company on behalf of the customer, which the Company subsequently remitted to the government.

Restatement relating to commodity swap contracts

In December 2018, the Company signed an amendment to an existing power purchase agreement (“PPA”) which converted the PPA into a swap structure whereby the Company was able to sell the capacity separately and schedule the sale of electricity independent of the PPA. Post the amendment and conversion to a swap, the counterparty agreed to pay the Company the difference between the market price collected from the sale of the electricity and the contract price in the PPA. The contract was expected to be net settled in cash on a monthly basis. Please see Note 10 Derivative Financial Instruments for additional information.

In November 2019, the Company entered into an International Swaps and Derivatives Association(“ISDA”) agreement pursuant to which, the Company entered into a commodity swap contract for a notional quantity of 87,720 MWh at 5MWh per hour for a period of two years — 2020 and 2021 at a fixed contract price of $35.75 per MWh. The swap was expected to be net settled in cash on a monthly basis. Additionally, the Company entered into another commodity swap contract for a notional quantity of 26,280 MWh at 3 MWh per hour for one year - 2022. Please see Note 10 Derivative Financial Instruments for additional information.

The Company recorded $169 of realized gain on the above swap arrangements as part of Revenues in its consolidated statements of operations for the nine months ended September 30, 2021. The Company previously reported this gain as part of Revenues in the condensed consolidated statement of operations but the gain was not properly disclosed in the notes to the financial statements.

The Company concluded that these two contracts were economic hedges against market price volatility and are considered as derivatives under ASC 815 Derivatives and Hedging, which required the Company to record mark to market unrealized gain (loss) in its condensed consolidated statements of operations.

The Company did not record an unrealized loss of $2,824 for the nine months ended September 30, 2021. Therefore, the Company restated its Revenues - RNG Fuel by $2,824 for the nine months ended September 30, 2021.

Restatement relating to taxes collected on behalf of customers

The Company collects federal and state taxes on its revenues generated from customers in our RNG Fuel segment and remits the same to the government subsequently. The Company concluded that these taxes should be presented on a net basis in Revenues-RNG fuel in its condensed consolidated statements of operations. Therefore, the Company restated its revenues and cost of sales by $1,140 for the nine months ended September 30, 2021. This adjustment did not have any impact on net income reported for the nine months ended September 30, 2021.

2. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

These unaudited condensed consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) for interim financial information and includes the accounts of the Company and all other entities in which the Company has a controlling financial interest: Fortistar Methane 3 LLC (“FM3”), Fortistar Methane 4 LLC, Beacon RNG LLC (“Beacon”) Sunoma Holdings, LLC (“Sunoma”), Emerald RNG LLC (“Emerald”), Sapphire RNG LLC (“Sapphire”), New River LLC (“New River”), Reynolds NRG LLC (“Reynolds”), Beacon RNG LLC (“Beacon”), Central Valley LLC (“Central Valley”), Fortistar Contracting LLC, Fortistar RNG LLC, and OPAL Fuel station services LLC (“Fuel station services”). The Company’s condensed consolidated financial statements include the assets and liabilities of these subsidiaries. All intercompany transactions and balances have been eliminated in consolidation. The non-controlling interest attributable to the Company’s variable interest entities (“VIE”) are presented as a separate component from the Stockholders’ equity in the condensed consolidated balance sheets and as a non-redeemable non-controlling interests in the condensed consolidated statements of changes in redeemable non-controlling interests, redeemable preferred non-controlling interests and Stockholders’ equity.

The accompanying condensed consolidated financial statements reflect the activities of the Company, its subsidiaries, and its equity method investments for the nine months ended September 30, 2022 and 2021. Investments in unconsolidated entities in which the Company can influence the operating or financial decisions are accounted for under the equity method. As of September 30, 2022 and December 31, 2021, the Company accounted for its ownership interests in Pine Bend RNG LLC (“Pine Bend”), Noble Road RNG LLC (“Noble Road”) and GREP BTB Holdings LLC (“GREP”) under the equity method. The Company’s interests in Beacon for the period between January 1, 2021 and April 30, 2021 were accounted for under the equity method. Beacon was consolidated after acquisition of remaining ownership interests increasing the ownership interest from 44.3% to 100% on May 1, 2021. Please see Note 4. Investment in other entities, for additional information.

The accompanying unaudited condensed financial statements have been prepared in accordance with the instructions to Form 10-Q and Article 10 of Regulation S-X of the Securities and Exchange Commission (“SEC”). Certain information or footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, it does not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. The information herein should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Current Report on Form 8K, which was filed with SEC on July 27, 2022. In the opinion of management, the accompanying unaudited condensed financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair statement of the financial position, operating results, and cash flows for the periods presented.

Business Combination

The Business Combination was accounted for as a reverse recapitalization as OPAL Fuels was determined to be the accounting acquirer under Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 805, Business Combinations. OPAL HoldCo held a controlling financial interest in OPAL Fuels prior to the closing date. At transaction close, OPAL HoldCo obtained a controlling financial interest in the Company and indirectly retained control over OPAL Fuels through the Company. OPAL HoldCo did not relinquish control over OPAL Fuels during the transaction, instead it affected a transfer of a controlled subsidiary (i.e., OPAL Fuels) to a newly-controlled subsidiary (i.e., OPAL Fuels Inc) and in exchange for issuing Class A common units of OPAL Fuels for the net assets of the Company. As there was no change in control, OPAL Fuels has been determined to be the accounting acquirer. Under this method of accounting, ArcLight is treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the transaction is treated as the equivalent of OPAL Fuels issuing stock for the net assets of ArcLight, accompanied by a recapitalization. The net assets of ArcLight are stated at historical cost, with no goodwill or other intangible assets recorded. Results of operations prior to Business Combination are presented as belonging to OPAL Fuels in future reports of the combined entity. The recapitalization had no effect on reported net loss and comprehensive income, cash flows, total assets or members’ equity as previously reported. See Note 3. Business Combination, for additional information.

The Business Combination resulted in an umbrella partnership corporation (“Up-C”) structure, which is often used by partnerships and limited liability companies (operating as partnerships) undertaking an initial public offering. The Up-C structure allowed OPAL Fuels equity holders to retain their equity ownership in OPAL Fuels, an entity that is classified as a partnership for U.S. federal income tax purposes, and provides potential future tax benefits for the Company when the OPAL Fuels equity holders ultimately redeem their pass-through interests for shares of Class A common stock in OPAL Fuels Inc.

Use of estimates

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The significant estimates and assumptions of the Company include the residual value of the useful lives of our property, plant and equipment, the fair value of stock-based compensation, asset retirement obligations, the estimated losses on our trade receivables, the fair value of the Convertible Note Payable (as defined below), the impairment assessment of goodwill, and the fair value of derivative instruments. Actual results could differ from those estimates.

The results of operations for the interim periods presented are not necessarily indicative of the results that may be expected for the entire year.

Accounting Pronouncements

In June 2022, the FASB issued Accounting Standards Update (“ASU”) 2022-03, Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions which states that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and therefore, is not considered in measuring fair value. The ASU clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The ASU requires an entity to disclose (i) the fair value of equity securities subject to contractual sale restrictions reflected in the balance sheet (ii) the nature and remaining duration of the restriction and (iii) the circumstances that could cause a lapse in the restriction. The amendments in this ASU are effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years for public entities and fiscal year beginning December 15, 2024 for all other entities. The Company is currently evaluating the impact on its financial statements of adopting this standard.

In February 2016, the FASB issued Leases (Topic 842) requiring lessees to record the assets and liabilities for operating leases on the balance sheet. This standard is effective for fiscal years beginning after December 15, 2020, with early adoption permitted. In April 2020, the FASB voted to defer the effective date for Leases for private companies and certain not-for-profit entities for one year. For companies filing under emerging growth company status and private not-for-profits, the leasing standard will be effective for fiscal years beginning after December 15, 2021. The Company is currently evaluating all of its contracts and expects to record right-of-use assets and corresponding liabilities on its consolidated balance sheet as of December 31, 2022 for its vehicle leases and office lease.

Emerging Growth Company Status

We are an emerging growth company as defined in the JOBS Act. The JOBS Act provides emerging growth companies with certain exemptions from public company reporting requirements for up to five fiscal years while a company remains an emerging growth company. As part of these exemptions, we need only provide two fiscal years of audited financial statements instead of three, we have reduced disclosure obligations such as for executive compensation, and we are not required to comply with auditor attestation requirements from Section 404(b) of the Sarbanes-Oxley Act regarding our internal control over financial reporting. Additionally, the JOBS Act has allowed us the option to delay adoption of new or revised financial accounting standards until private companies are required to comply with new or revised financial accounting standards.

Cash, Cash Equivalents, and Restricted Cash

Cash, cash equivalents, and restricted cash consisted of the following as of September 30, 2022 and December 31, 2021

	September 30, 2022	December 31, 2021
Current assets:
Cash and cash equivalents	$25,286	$39,314
Restricted cash - current (1)	41,419	—
Long-term assets:
Restricted cash held as collateral (2)	4,655	2,740
Total cash, cash equivalents, and restricted cash	$71,360	$42,054

(1)	Restricted cash - current primarily consists of (i) $20,100 held in escrow to secure the Company’s purchase obligations under the forward purchase agreement with Meteora (See Note.3 Business Combination for additional information). (ii) $5,800 equity contribution to a joint venture in connection with the closing of OPAL Term Loan II (iii) $1,778 relates to interest reserve on Sunoma Loan and (iv) $13,700 held in a restricted account for funding one of our RNG projects.

(2)	Restricted cash held as collateral represents the collateral requirements on our debt facilities.

Short term investments

The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity greater than three months at the time of purchase to be short term investments. The Short term investments of $146,936 consists of cash received upon closing of the Business Combination invested in money market accounts with maturities ranging between 1 and 12 months as of September 30, 2022. The amounts in these money market accounts are liquid and available for general use.

Transaction costs

Transaction costs consists of direct legal, consulting, audit and other fees related to the consummation of the Business Combination. These costs were initially capitalized as incurred and recorded as Deferred financing costs in the condensed consolidated balance sheet. Upon the completion of the Business Combination, transaction costs directly related to the issuance of shares were recognized as an offset to additional paid-in capital within the condensed consolidated statements of changes in redeemable non-controlling interest, redeemable preferred non-controlling interest and stockholders’ equity. The Company incurred $8,299 in transaction costs consisting of legal and professional fees, which were recorded as an offset to additional paid-in capital.

Derivative warrant liabilities

The Company assumed publicly-traded warrants (the “Public Warrants”) and private warrants (the “Private Warrants”) upon the completion of the Business Combination. The Company accounts for warrants for shares of the Company’s stock that are not indexed to its own stock as liabilities at fair value on the condensed consolidated balance sheet. The warrants are remeasured at each balance sheet date and any change in fair value is recognized in the Company’s condensed consolidated statement of operations as part of change in fair value of derivative instruments, net.

Earnout Awards

In connection with the Business Combination and pursuant to a sponsor letter agreement, the Sponsor agreed to subject 10% of its Class A common stock (received as a result of the conversion of its ArcLight Class B ordinary shares immediately prior to the closing) to vesting and forfeiture conditions relating to VWAP targets for the Company’s Class A common stock sustained over a period of 60 months following the closing. OPAL Fuels equity holders are eligible to receive an aggregate of 10,000,000 shares of Class B and Class D common stock upon the Company achieving each earn-out event during the earn-out period. The Earnout Awards were recognized at fair value on the Closing Date and classified as a liability which is remeasured at each balance sheet date and any change in fair value is recognized in the Company’s condensed consolidated statement of operations as part of change in fair value of derivative instruments, net.

Put option on forward purchase agreement

Prior to the closing of Business Combination, the Company entered into a forward purchase agreement with Meteora Capital Partners (“Meteora”) pursuant to which Meteora agreed to purchase 2,000,000 shares of Class A common stock from shareholders who had previously tendered such shares for redemption but agreed to reverse their redemption and sell such shares to Meteora at the redemption price. The Company placed $20,040 in escrow at the closing of the Business Combination to secure its purchase obligation to repurchase these 2,000,000 shares at Meteora’s option for a price of $10.02 per share on the date that is six months after closing of the Business Combination. The cash plus earned interest is recorded as Restricted cash - current in the Company’s condensed consolidated balance sheet as of September 30, 2022. The put option written to Meteora on 2,000,000 shares of Class A common stock is recorded as a liability under Topic 480 Distinguishing Liabilities from Equity with the change in the fair market value recognized in the statement of operations as part of change in fair value of derivative instruments, net. See Note.3 Business Combination for additional information.

Redeemable non-controlling interests

Redeemable non-controlling interests represent the portion of OPAL Fuels that the Company controls and consolidates but does not own. The Redeemable non-controlling interest was created as a result of the Business Combination and represents 144,399,037 Class B Units issued by OPAL Fuels to the prior investors. The Company allocates net income or loss attributable to Redeemable non-controlling interest based on weighted average ownership interest during the period. The net income or loss attributable to Redeemable non-controlling interests is reflected in the condensed consolidated statement of operations.

At each balance sheet date, the mezzanine equity classified Redeemable non-controlling interests is adjusted up to their maximum redemption value if necessary, with an offset in Stockholders’ equity. As of September 30, 2022, the Company recorded an adjustment of $1,160,723.

Net income (loss) per share

The Business Combination was accounted for as a reverse recapitalization as OPAL Fuels was determined to be the accounting acquirer under FASB ASC Topic 805, Business Combinations. Accordingly, for accounting purposes, the transaction is treated as the equivalent of OPAL Fuels issuing stock for the net assets of ArcLight, accompanied by a recapitalization.

The Company’s basic earnings per share of Class A common stock is computed based on the average number of outstanding shares of Class A common stock for the period.

The Company’s diluted earnings per share includes effects of the Company’s outstanding Redeemable non-controlling interests (OPAL Fuels Class B units), the put option a forward purchase agreement, redeemable preferred non-controlling interests, Sponsor Earnout Awards, OPAL Earnout Awards, Private Warrants and Public Warrants.

Accounts Receivable, Net

The Company’s allowance for doubtful accounts was $100 and $— at September 30, 2022 and December 31, 2021.

Asset Retirement Obligation

The Company accounts for asset retirement obligations in accordance with FASB ASC 410, Asset Retirement and Environmental Obligations, which requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and when a reasonable estimate of fair value can be made. The fair value of the estimated asset retirement obligations is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The discounted asset retirement costs capitalized amount are accreted over the life of the sublease or site lease agreement. Asset retirement obligations are deemed Level 3 fair value measurements as the inputs used to measure the fair value are unobservable. The Company estimates the fair value of asset retirement obligations by calculating the estimated present value of the cost to retire the asset. This estimate requires assumptions and judgments regarding the existence of liabilities, the amount and timing of cash outflows required to settle the liability, inflation factors, credit adjusted discount rates, and consideration of changes in legal, regulatory, environmental, and political environments. In addition, the Company determines the Level 3 fair value measurements based on historical information and current market conditions.

As of September 30, 2022 and December 31, 2021, the Company estimated the value of its total asset retirement obligations to be $5,968 and $5,738, respectively.

The changes in the asset retirement obligations were as follows as of September 30, 2022:

September 30, 2022
Balance, December 31, 2021	$5,738
Addition	(5)
Accretion expense	235
Total asset retirement obligation	5,968
Less: current portion	(1,586)
Total asset retirement obligation, net of current portion	$4,382

Revenue Recognition

The Company’s revenue arrangements generally consist of a single performance obligation to transfer goods or services. Revenue from the sale of RNG, CNG and, electricity is recognized by applying the “right to invoice” practical expedient within the accounting guidance for Revenue from Contracts with Customers that allows for the recognition of revenue from performance obligations in the amount of consideration to which there is a right to invoice the customer and when the amount for which there is a right to invoice corresponds directly to the value transferred to the customer. For some public CNG Fueling Stations where there is no contract with the customer, the Company recognizes revenue at the point in time that the customer takes control of the fuel.

The Company also performs maintenance services throughout the country. Maintenance consists of monitoring equipment and replacing parts as necessary to ensure optimum performance. Revenue from service agreements is recognized over time as services are provided. Capacity payments fluctuate based on peak times of the year and revenues from capacity payments are recognized monthly as earned.

The Company has agreements with two natural gas producers (“Producers”) to transport Producers’ natural gas using the Company’s RNG gathering system. The performance obligation is the delivery of Producers’ natural gas to an agreed delivery point on an interstate gas pipeline. The quantity of natural gas transported for the Producers is measured at a certain specified meter. The price is fixed at contracted rates and the Producers pay approximately 30 days after month-end. As such, transportation sales are recognized over time, using the output method to measure progress.

The Company provides credit monetization services to customers that own renewable gas generation facilities. The Company recognizes revenue from these services as the credits are minted on behalf of the customer. The Company receives non-cash consideration in the form of RINs or LCFSs for providing these services and recognizes the RINs or LCFSs received as a current asset based on their estimated fair value at contract inception. When the Company receives RINs or LCFSs as payment for providing credit monetization services, it records the non-cash consideration in inventory based on the fair value of RINs or LCFSs at contract commencement.

On November 29, 2021, the Company entered into a purchase and sale agreement with NextEra for the environmental attributes generated by the RNG Fuels business. Under this agreement, the Company plans to sell a minimum of 90% of the environmental attributes generated and will receive net proceeds based on the agreed upon price less a specified discount. A specified volume of environmental attributes sold per quarter will incur a fee per environmental attribute in addition to the specified discount. The agreement was effective beginning January 1, 2022. For the three and nine months ended September 30, 2022, the Company earned net revenues after discount and fees of $19,335 and $49,023, respectively under this contract which was recorded as part of Revenues - RNG fuel.

Sales of environmental attributes such as RINs, RECs, and LCFS are generally recorded as revenue when the certificates related to them are delivered to a buyer. However, the Company may recognize revenue from the sale of such environmental attributes at the time of the related RNG or renewable power sales when the contract provides that title to the environmental attributes transfers at the time of production, the Company’s price to the buyer is fixed, and collection of the sales proceeds occurs within 60 days after generation of the renewable power.

Management operating fees are earned for the operation, maintenance, and repair of the gas collection system of a landfill site. Revenue is calculated on the volume of per million British thermal units of LFG collected and the megawatt hours (“MWhs”) produced at that site. This revenue is recognized when LFG is collected and renewable power is delivered.

The Company has various fixed price contracts for the construction of Fueling Stations for customers. Revenues from these contracts, including change orders, are recognized over time, with progress measured by the percentage of costs incurred to date compared to estimated total costs for each contract. This method is used as management considers costs incurred to be the best available measure of progress on these contracts. Costs capitalized to fulfill certain contracts were not material in any of the periods presented.

The Company owns Fueling Stations for use by customers under fuel sale agreements. The Company bills these customers at an agreed upon price for each gallon sold and recognizes revenue based on the amounts invoiced in accordance with the “right to invoice” practical expedient. For some public stations where there is no contract with the customer, the Company recognizes revenue at the point-in-time that the customer takes control of the fuel.

The Company from time-to-time enters into fuel purchase agreements with customers whereby the Company is contracted to design and build a Fueling Station on the customer’s property in exchange for the Company providing CNG/RNG to the customer for a determined number of years. In accordance with the standards of ASC 840, Leases, the Company has concluded these agreements meet the criteria for a lease and are classified as operating leases. Typically, these agreements do not require any minimum consumption amounts and, therefore, no minimum payments. Included in “RNG fuel” revenues are $856 and $1,906 related to the lease portion of these agreements for the three and nine months ended September 30, 2022. The lease revenues included in Revenues - RNG fuel for the three and nine months ended September 30, 2021 were $694 and $1,644, respectively. In addition, the Company has assessed all power purchase agreements (“PPAs”) and concluded that certain PPAs contain a lease element requiring lease accounting. Included in “Renewable power” revenues are $384 and $1,014 related to the lease element of these PPAs for the three and nine months ended September 30, 2022. For the three and nine months ended September 30, 2021, the lease revenues from the PPAs included in “Renewable power” revenues were $765 and $1,642, respectively.

Disaggregation of Revenue

The following table shows the disaggregation of revenue according to product line:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Renewable power sales	$9,666	$9,551	$27,205	$28,162
Third party construction	18,660	14,078	41,476	23,348
Service	3,480	3,670	11,910	11,674
Brown gas sales	12,430	1,611	23,398	7,836
Environmental credits	19,649	13,202	58,444	25,198
Parts sales	1,355	633	2,332	532
Operating agreements	—	707	893	2,433
Other	70	2,273	236	2,499
Total revenue from contracts with customers	65,310	45,725	165,894	101,682
Lease revenue	1,240	1,459	2,920	3,286
Total revenue	$66,550	$47,184	$168,814	$104,968

For the three and nine months ended September 30, 2022, 28% and 24.6%, respectively of revenue was recognized over time, and the remainder was for products and services transferred at a point in time. For the three and nine months ended September 30, 2021, approximately 29.8% and 22.2%, respectively, of revenue was recognized over time, and the remainder was for products and services transferred at a point in time.

Other income

The following table shows the items consisting of items recorded as Other income:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Reversal of contingent consideration on acquisition of non-controlling interest	$4,365	$—	$4,365	$—
Gain on redemption of Note receivable	1,943	—	1,943	—
Other income	$6,308	$—	$6,308	$—

Contract Balances

The following table provides information about receivables, contract assets, and contract liabilities from contracts with customers:

	September 30, 2022	December 31, 2021
Accounts receivable, net	$36,660	$25,391
Contract assets:
Cost and estimated earnings in excess of billings	$12,514	$5,989
Accounts receivable retainage, net	2,162	2,495
Contract assets total	$14,676	$8,484
Contract liabilities:
Billings in excess of costs and estimated earnings	$6,750	$9,785
Contract liabilities total	$6,750	$9,785

During the nine months ended September 30, 2022, the Company recognized revenue of $9,785 that was included in “Contract liabilities” at December 31, 2021. During the nine months ended September 30, 2021, the Company recognized revenue of $4,678 that was included in “Contract liabilities” at December 31, 2020.

RNG inventory

RNG inventory relates to storage of an equivalent amount of RNG production from our new RNG facilities during their RIN and LCFS certification period. It is sold to various customers at market prices upon obtaining RIN or LCFS certification. It is recorded at cost and adjusted to its net realizable value at each balance sheet date.

Backlog

The Company’s remaining performance obligations (“backlog”) represent the unrecognized revenue value of its contract commitments. The Company’s backlog may significantly vary each reporting period based on the timing of major new contract commitments. At September 30, 2022, the Company had a backlog of $36,311 which is anticipated to be recognized as revenue in the next 12 months.

Income Taxes

As a result of the Business Combination, the Company is the sole managing member of OPAL Fuels. OPAL Fuels is a limited liability company that is treated as a partnership for U.S. federal income tax purposes and for most applicable state and local income taxes. Any taxable income or loss generated by OPAL Fuels is passed through to and included in the taxable income or loss of its members, including the Company, on a pro-rata basis, subject to applicable tax regulations.

The Company accounts for income taxes in accordance with ASC Topic 740, Accounting for Income Taxes (“ASC Topic 740”), which requires the recognition of tax benefits or expenses on temporary differences between the financial reporting and tax bases of its assets and liabilities by applying the enacted tax rates in effect for the year in which the differences are expected to reverse. Such net tax effects on temporary differences are reflected on the Company’s condensed consolidated balance sheets as deferred tax assets and liabilities. Deferred tax assets are reduced by a valuation allowance when the Company believes that it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. The Company calculates the interim tax provision in accordance with the provisions of ASC Subtopic 740-270, Income Taxes; Interim Reporting. For interim periods, the Company estimates the annual effective income tax rate and applies the estimated rate to the year-to-date income or loss before income taxes.

Significant Customers, Vendors and Concentration of Credit Risk

For the three and nine months ended September 30, 2022, two customers accounted for 49% and 45% of revenue, respectively. For the three and nine months ended 2021, two customers accounted for 18% and 30% of revenue, respectively. At September 30, 2022, two customers accounted for 38% of accounts receivable. At December 31, 2021, one customer accounted for 11%, of accounts receivable.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, and trade receivables. The Company places its cash with high credit quality financial institutions located in the United States of America. The Company performs ongoing credit evaluations of its customers.

As of September 30, 2022 one vendor, respectively accounted for 22% of the accounts payable. As of December 31, 2021, no vendors accounted for greater than 10% of the accounts payable.

3. Business Combination

On July 21, 2022, ArcLight filed a notice of deregistration with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and filed a certificate of incorporation and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which ArcLight was domesticated and continued as a Delaware corporation (the “Domestication”). Pursuant to the Domestication, (i) each outstanding Class B ordinary share, par value $0.0001 per share of ArcLight was automatically converted, on a one-for-one basis, into a Class A ordinary share, par value $0.0001 per share (the “Class A ordinary shares”), of ArcLight; (ii) each issued and outstanding Class A ordinary share (including Class A ordinary shares resulting from the conversion of Class B ordinary shares into Class A ordinary shares) was automatically converted, on a one-for-one basis, into a share of the Company’s Class A common stock, par value $0.0001 per share; (iii) each issued and outstanding whole warrant to purchase Class A ordinary shares of ArcLight automatically converted into a warrant to acquire one share of the Company’s Class A common stock at an exercise price of $11.50 per share (“OPAL Warrant”); and (iv) each issued and outstanding unit of ArcLight that had not been previously separated into the underlying Class A ordinary shares of ArcLight and the underlying warrants of ArcLight upon the request of the holder thereof prior to the Domestication was cancelled and entitled the holder thereof to one share of the Company’s Class A common stock and one-half of one OPAL Warrant.

In connection with consummation of the Business Combination, the events summarized below, among others, occurred:

●	OPAL Fuels and its existing members caused OPAL Fuels’ existing limited liability company agreement to be amended and restated and in connection therewith, all of the common units of OPAL Fuels issued and outstanding immediately prior to the closing were re-classified into 144,399,037 Class B common units ( “Class B Units”) of OPAL Fuels. The Company accounts for these Class B units as Redeemable non-controlling interests in its condensed consolidated financial statements. Each Class B unit is paired with 1 non-economic share of Class D common stock issued by the Company.

●	ArcLight (i) contributed to OPAL Fuels $138,850 in cash net of transaction expenses of $9.7 million, representing the sum of cash in the trust account after giving effect to the exercise of redemption rights by any Arclight shareholders plus the aggregate proceeds of the PIPE investment received and (ii) issued to OPAL Fuels 144,399,037 shares of Class D common stock of the Company, par value $0.0001 per share; (ii) issued 11,080,600 shares of the Company’s Class A common stock to the PIPE investors at $10.0 per share, par value $0.0001 per share and (iii) issued 3,059,533 shares of the Company’s Class A common stock to ARCC Beacon LLC (“Ares”);

●	OPAL Fuels issued 25,671,390 Class A Units of OPAL Fuels to the Company; and

●	The Company contributed to OPAL Fuels, and OPAL Fuels in turn distributed to pre-closing members of OPAL Fuels, 144,399,037 shares of Class D common stock, par value $0.0001 per share (such shares of Class D common stock do not have any economic value but entitle the holder thereof to five votes per share).

Pursuant to a forward share purchase agreement (the “Forward Purchase Agreement”) entered into between ArcLight and Meteora and its affiliates (collectively, “Meteora”), prior to the closing of the Business Combination Meteora purchased 2,000,000 Class A common stock of ArcLight from shareholders who had previously tendered such shares for redemption but agreed to reverse their redemption and sell such shares to Meteora at the redemption price, resulting in Meteora holding a total of 2,000,000 Class A common stock, which Meteora agreed not to redeem in connection with the Business Combination. Additionally, ArcLight placed $20,040 in escrow at the closing of the Business Combination to secure its purchase obligation to repurchase these 2,000,000 shares at Meteora’s option for a price of $10.02 per share on the date that is six months after closing of the Business Combination. The cash plus earned interest is recorded as Restricted cash - current in the Company’s condensed consolidated balance sheet as of September 30, 2022. The put option written to Meteora on 2,000,000 shares of Class A common stock is recorded as a liability under Topic 480 Distinguishing Liabilities from Equity with the change in the fair market value recognized in the statement of operations. As of September 30, 2022, Meteora sold 340,000 shares. The fair value of the put option for the remaining 1,700,000 as of September 30, 2022 was estimated at $4,200. For the three and nine months ended September 30, 2022, the Company recorded a gain of $384 as change in fair value of derivative instruments, net in its Condensed Consolidated Statement of Operations.

Pursuant to the terms of the Sponsor Letter Agreement entered into on December 2, 2021 among ArcLight, ArcLight CTC Holdings II, L.P. (“Sponsor”), OPAL Fuels and certain other persons concurrently with the execution of the Business Combination Agreement (the “Sponsor Letter Agreement”), the Sponsor agreed to subject 10% of its Class A common stock (received as a result of the conversion of its ArcLight Class B ordinary shares immediately prior to the closing) to vesting and forfeiture conditions relating to VWAP targets for the Company’s Class A common stock sustained over a period of 60 months following the closing (“Sponsor Earnout Awards”). The Company accounted for the potential earnout shares as a liability at fair value with the change in the fair market value recognized in the statement of operations. The Sponsor Earnout Awards were classified as liability as their settlement terms contained certain variables that precluded them from being considered index to the Company’s common stock under the “fixed-for-fixed” requirement per ASC 815 Derivatives and Hedging. The fair value of Sponsor Earnout Awards as of September 30, 2022 was estimated at $4,600. For the three and nine months ended September 30, 2022, the Company recorded a gain of $1,100 as change in fair value of derivative instruments, net in its condensed consolidated statement of operations.

Effective immediately after the closing, and upon the date on which the Company’s annual adjusted EBITDA for the calendar year 2023 exceeds $238,000, (i) the Company will issue to OPAL Fuels equity holders (the “Earnout Participants”) an aggregate of 5,000,000 shares of the Company’s Class B common stock and Class D common stock and corresponding OPAL Fuels Common Units in accordance with the allocations set forth in the Business Combination Agreement. Additionally, upon the date on which the Company’s annual adjusted EBITDA for the calendar year 2024 exceeds $446,000, (i) the Company will issue to the Earnout Participants an aggregate of 5,000,000 additional shares of the Company’s Class B common stock and Class D common stock and corresponding OPAL Fuels Common Units in accordance with the allocations set forth in the Business Combination Agreement (“OPAL Earnout Awards”). OPAL Earnout Awards were classified as a liability under Topic 480 Distinguishing Liabilities from Equity because they are considered indexed to an obligation to repurchase shares by delivering cash or other assets as a result of certain settlement provisions. The fair value of OPAL Earnout Awards as of September 30, 2022 was estimated at $34,900. For the three and nine months ended September 30, 2022, the Company recorded a gain of $5,300 as change in fair value of derivative instruments,net in its condensed consolidated statements of operations.

Upon the completion of the business combination, the Company assumed the Public Warrants and Private Warrants. As of September 30, 2022, the Company had 6,223,261 and 9,223,261 Public Warrants and Private Warrants outstanding, respectively.

The Public Warrants will become exercisable 30 days after the completion of a Business Combination; provided that the Company has an effective registration statement under the Securities Act covering the Class A ordinary shares issuable upon exercise of the Public Warrants and a current prospectus relating to them is available and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder (or the Company permit holders to exercise their warrants on a cashless basis under certain circumstances). The warrants have an exercise price of $11.50 per share, subject to adjustments, and will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation. The fair value of the Public Warrants as of September 30, 2022 was estimated at $9,024. For the three and nine months ended September 30, 2022, the Company recorded an expense of $3,578 as change in fair value of derivative instruments, net in its condensed consolidated statements of operations.

The Private Warrants are identical to the Public Warrants underlying the units sold in the Initial Public Offering, except that the Private Warrants and the Class A common stock issuable upon exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Warrants will be non-redeemable so long as they are held by the initial purchasers or such purchasers’ permitted transferees. If the Private Warrants are held by someone other than the Initial Shareholders or their permitted transferees, the Private Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants. The fair value of the Private Warrants as of September 30, 2022 was estimated at $13,388. For the three and nine months ended September 30, 2022, the Company recorded an expense of $5,309 as change in fair value of derivative instruments, net in its condensed consolidated statements of operations.

Redemption of warrants for cash when the price per Class A common stock price equals or exceeds $18.00:

Once the warrants become exercisable, the Company may redeem the outstanding warrants (except as described herein with respect to the Private Warrants):

●	in whole and not in part;
●	at a price of $0.01 per warrant;
●	upon a minimum of 30 days’ prior written notice of redemption to each warrant holder; and
●	if, and only if, the last reported sale price (the “closing price”) of Class A common stock equals or exceeds $18.00 per share (as adjusted) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

Redemption of warrants for Class A common stock when the price per share of Class A common stock equals or exceeds $10.00:

Once the warrants become exercisable, the Company may redeem the outstanding warrants:

●	in whole and not in part;
●	at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to an agreed table based on the redemption date and the “fair market value” of Class A common stock;
●	if, and only if, the closing price of Class A common stock equals or exceeds $10.00 per share (as adjusted) for any 20 trading days within the 30 trading day period ending three trading days before the Company sends the notice of redemption to the warrant holders; and
●	if the closing price of the Class A common stock for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders is less than $18.00 per share (as adjusted), the Private Warrants must also be concurrently called for redemption on the same terms as the outstanding Public Warrants, as described above.

The “fair market value” of Class A common stock for the above purpose shall mean the volume weighted average price of our Class A common stock during the ten trading days immediately following the date on which the notice of redemption is sent to the holders of warrants. In no event will the warrants be exercisable in connection with this redemption feature for more than 0.361 Class A common stock per warrant (subject to adjustment).

The following table reconciles the elements of the Business Combination to the condensed consolidated statements of cash flows and the condensed consolidated statements of stockholders’ equity for the nine months ended September 30, 2022:

Cash proceeds from Arclight, net of redemptions	$17,775
Cash proceeds from PIPE investors	110,806
Cash in escrow account for the Forward Purchase Agreement	20,040
Less: transaction costs and under writing fees paid (1)	(9,771)
Cash acquired from Business Combination	138,850
Less: warrant liabilities	(13,524)
Less: earnout liabilities	(45,900)
Less: put option with Meteora	(4,600)
Less: Deferred financing costs recorded in additional paid-in-capital (2)	(6,569)
Net cash from Business Combination recorded in Stockholders’ equity	$68,257

(1)	Includes $8,041 of Sponsor specific transaction costs paid at closing.

(2)	Excludes $1,730 of transaction costs paid at closing and recorded on OPAL Fuels’ condensed consolidated balance sheet prior to closing.

The total number of shares of the Company’s Class A common stock outstanding immediately following the closing of the Business Combination was 25,671,390, consisting of the following:

Shares
Class A - Public stockholders	1,752,181
Class A - Sponsor shares (1)	7,779,076
Class A - PIPE investors	11,080,600
Class A - Forward Purchase Agreement	2,000,000
Class A - Ares	3,059,533
25,671,390
Class D - Opal Fuels equity holders	144,399,037
Total shares issued upon closing of Business Combination	170,070,427

(1)	Includes 763,908 Sponsor Earnout Awards subject to vesting and forfeiture conditions.

The Company incurred $8,299 in transaction costs relating to the Business Combination which were recorded as an offset to additional paid-in capital in the condensed consolidated Statements of Changes in Redeemable preferred units and Stockholders’ equity.

4. Investment in Other Entities

The Company uses the equity method to account for investments in affiliates that it does not control, but in which it has the ability to exercise significant influence over operating and financial policies. The Company’s investments in these nonconsolidated affiliates are reflected in the Company’s condensed consolidated balance sheets under the equity method, and the Company’s proportionate net (loss) income, if any, is included in the Company’s condensed consolidated statements of operations as (loss) income from equity method investments.

Our equity method investments were as follows as of September 30, 2022 and December 31, 2021:

		Carrying Value
	Percentage of ownership	September 30, 2022	December 31, 2021
Pine Bend	50.0%	$20,730	$21,188
Noble Road	50.0%	24,053	24,516
GREP	20.0%	3,925	1,446
Total investment in other entities		$48,708	$47,150

Note receivable

In August 2021, the Company acquired 100% ownership interest in Reynolds which held a note receivable of $10,450 to Biotown. The Note receivable had a maturity date of July 15, 2027 and carried an interest rate of 12.5% of which 8% is payable in cash on a quarterly basis from the inception of the loan and 4.5% payment-in-kind interest adding to the outstanding debt balance until the facility becomes operational.

On July 15, 2022, Biotown repaid the total amount outstanding under the Note receivable including paid-in-kind interest and prepayment penalty. The total proceeds received were $11,555 which included $701 paid-in-kind interest accrued from August 2021 to July 15, 2022 and $545 of prepayment penalty. The paid-in-kind interest income accrued during the year ended December 31, 2021 of $288 is shown as cash flow from operations. The Company recorded a gain on repayment of $1,943 as part of Other income in the condensed consolidated statement of operations for the three and nine months ended September 30, 2022.

The Company recorded $95 and $841 as a reduction to interest and financing expense, net in its condensed consolidated statement of operations for the three and nine months ended September 30, 2022, respectively.

The Note receivable also entitles Reynolds to receive 4.25% of any revenue-based distributions made up to a maximum of $4,500 over the term of the debt. The Company recorded the fair value of the Note receivable — variable fee component of $1,538 as an allocation of the initial investment balance of $10,450 and recorded payment-in-kind interest income of $73 and $136 as a reduction to interest and financing expense, net in the condensed consolidated statement of operations for the three and nine months ended September 30, 2022, respectively.

The Note receivable - variable fee component of $1,865 and $1,656 is recorded as a long-term asset on its condensed consolidated balance sheets as of September 30, 2022 and December 31, 2021, respectively.

The following table summarizes the net income from equity method investments:

	Three Months Ended		Nine Months Ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Revenue (1)	$42,158	$—	$47,247	$14,181
Gross profit	33,053	—	34,665	6,459
Net income	31,356	—	29,615	5,400
		—
Net income from equity method investments (2)	$3,694	$—	$3,658	$2,392

(1)	Revenues include a realized gain of $32,796 from commodity swap contracts on our equity method investment, GREP for the three and nine months ended September 30, 2022.

(2)	Net income from equity method investments represents our portion of the net income from equity method investments in Pine Bend, Noble Road and GREP for the three and nine months ended September 30, 2022 and Beacon for the three and nine months ended September 30, 2021.

5. Property, Plant, and Equipment, Net

Property, plant, and equipment, net, consisted of the following as of September 30, 2022 and December 31, 2021:

	September 30, 2022	December 31, 2021
Plant and equipment	$203,382	$161,387
CNG/RNG fueling stations	34,494	27,892
Construction in progress	102,205	62,616
Buildings	2,585	2,544
Land	1,303	1,303
Service equipment	1,692	1,521
Leasehold improvements	815	815
Vehicles	313	407
Office furniture and equipment	307	302
Computer software	277	277
Other	458	416
	347,831	259,480
Less: accumulated depreciation	(97,476)	(89,710)
Property, plant, and equipment, net	$250,355	$169,770

As of September 30, 2022, there has been an increase in property, plant and equipment as a result of an increase in the construction of RNG generation facilities including, but not limited to Emerald, Sapphire, and Central Valley RNG dispensing facilities. The majority of these facilities, for which costs are in construction in progress as of September 30, 2022, are expected to be operational during the fourth quarter of 2023 and early 2024.

Depreciation expense on property, plant, and equipment for the nine months ended September 30, 2022 and September 30, 2021 was $8,986 and $6,163, respectively.

6. Intangible Assets, Net

Intangible assets, net, consisted of the following at September 30, 2022 and December 31, 2021:

	September 30, 2022
	Cost	Accumulated Amortization	Intangible Assets, Net	Weighted Average Amortization Period (Years)
Power purchase agreements	$8,999	$(7,436)	$1,563	18.1
Transmission/distribution interconnection	1,600	(945)	655	15.1
CNG sales contract	807	(779)	28	10.0
Intellectual property	43	(23)	20	5.0
Total intangible assets	$11,449	$(9,183)	$2,266

	December 31, 2021
	Cost	Accumulated Amortization	Intangible Assets, Net	Weighted Average Amortization Period (years)
Power purchase agreements	$8,999	$(6,986)	$2,013	18.1
Transmission/distribution interconnection	1,600	(865)	735	15.1
CNG sales contract	807	(719)	88	10.0
Intellectual property	43	(18)	25	5.0
Total intangible assets	$11,449	$(8,588)	$2,861

The transmission/distribution interconnection represents an interconnector for one of the Company’s LFG recovery facilities. The interconnection construction was initially funded by a municipality. The Company is scheduled to repay the costs of this construction through April 1, 2023. The remaining liability of $121 under the Municipality loan is shown as part of current liabilities on its condensed consolidated balance sheet as of September 30, 2022. Please see Note 8. Borrowings, for additional information.

Amortization expense for the nine months ended September 30, 2022 and 2021 was $595 and $346, respectively. At September 30, 2022, estimated future amortization expense for intangible assets is as follows:

Three months ended December 31, 2022	$198
Fiscal year:
2023	465
2024	275
2025	266
2026	238
Thereafter	824
$2,266

7. Goodwill

The following table summarizes the changes in goodwill, if any, by reporting segment from the beginning of the period to the end of the period:

	RNG Fuel	Fuel Station Services	Total
Balance at December 31, 2021	$51,155	$3,453	$54,608
Balance at September 30, 2022	$51,155	$3,453	$54,608

8. Borrowings

The following table summarizes the borrowings under the various debt facilities as of September 30, 2022 and December 31, 2021:

	September 30, 2022	December 31, 2021
Senior Secured Credit Facility, term loan	$70,179	$73,869
Less: unamortized debt issuance costs	—	(724)
Less: current portion	(70,179)	(73,145)
Senior Secured Credit Facility, term loan, net of debt issuance costs	—	—
Senior Secured Credit Facility, working capital facility	7,500	7,500
Less: current portion	(7,500)	(7,500)
Senior Secured Credit Facility, working capital facility	—	—
OPAL Term Loan	91,223	75,000
Less: unamortized debt issuance costs	(1,975)	(2,485)
Less: current portion	(28,432)	(13,425)
OPAL Term Loan, net of debt issuance costs	60,816	59,090
Sunoma Loan	23,000	17,524
Less: unamortized debt issuance costs	(920)	(569)
Less: current portion	—	(756)
Sunoma Loan, net of debt issuance costs	22,080	16,199
Convertible Note Payable	27,964	58,710
Less: current portion	(27,964)	—
Convertible Note Payable	—	58,710
Municipality Loan	121	278
Less: current portion	(121)	(194)
Municipality Loan	—	84
Non-current borrowings total	$82,896	$134,083

As of September 30, 2022, principal maturities of debt are expected as follows, excluding any subsequent refinancing transactions and any undrawn debt facilities as of the date of the condensed consolidated balance sheets:

	Senior Secured Credit Facility	OPAL Term Loan	Sunoma Loan	Convertible Note Payable (1)	Municipality Loan	Total
Three months ending December 31, 2022	$77,679	$7,633		$27,964	$55	$113,331
Fiscal year:
2023	—	27,732	953	—	66	28,751
2024	—	27,732	3,812	—	—	31,544
2025	—	28,126	3,812	—	—	31,938
2026	—	—	3,801		—	3,801
2027	—	—	10,622	—	—	10,622
	$77,679	$91,223	$23,000	$27,964	$121	$219,987

(1)	The Convertible Note Payable is redeemable on demand at the option of the Company or the lender.

Senior Secured Credit Facility

On September 21, 2015, FM3, an indirect wholly-owned subsidiary of the Company, entered into a senior secured credit facility (the “Senior Secured Credit Facility”) as a borrower and a syndicate of lenders, which provides for an aggregate principal amount of $150,000, consisting of (i) a term loan of $125,000 ( “Term Loan Facility”) and a (ii) working capital letter of credit facility (the “Working Capital Facility”) of up to $19,000 and a (iii) debt service reserve and liquidity facility of up to $6,000. The Company paid $14,300 to the lenders in connection with the transaction. As of September 30, 2022 and December 31, 2021, $70,179 and $73,869, respectively, was outstanding under the Senior Secured Credit Facility- term loan.

The borrowings under the Senior Secured Credit Facility bear an interest rate of a fixed margin plus LIBOR for the relevant interest period. The fixed margin is 2.75% for the first four years, then 3.0% until October 8, 2021, and 3.25% thereafter. Pursuant to the terms of the facility, FM3 is required to repay 1.0% of the outstanding debt under the Term Loan Facility amounting to $125,000 on a quarterly basis which is then adjusted based on available cash and a target debt balance that declines each quarter. The Working Capital Facility contains a provision whereby the Company is obligated to reduce the amount borrowed to $7,500 or less for a period of ten days consecutive business days annually. As of both September 30, 2022 and December 31, 2021, the total amount outstanding under the Working Capital Facility was $7,500. Additionally, the Company pays commitment fee of 0.75% on the unused portion of the facility.

On October 8, 2021, the Company entered into the Amendment to Second Amended and Restated Credit Agreement (the “Amendment”) which extended the maturity date of the credit facility that supports the Renewable Power business to December 20, 2022. In addition, the minimum required debt service coverage ratio was reduced from 1.1 to 1.0 and the calculation of the Cash Flows Available for Debt Service was amended to exclude the proceeds of working capital loans deposited into the operating account going forward. Additionally, the Company is not allowed to make any distributions or restricted payments. In exchange for these accommodations, the Company agreed to repay $5,182 as a permanent reduction of the Working Capital Facility and to increase the interest rate on the credit facility by 25 basis points.

At September 30, 2022 and December 31, 2021, FM3 had outstanding letters of credit that support obligations of the Company and its subsidiaries of $7,971 and $7,823, respectively. The Senior Secured Credit Facility is collateralized by substantially all the assets of FM3 and assignment of FM3’s rights, title, and interests in purchase and sale agreements and LFG rights agreements.

The Senior Secured Credit Facility contains certain warranties and financial covenants including but not limited to debt service coverage ratio to not be less than 1.0 and restrictions on distributions and additional indebtedness. The lenders only have recourse to the assets of FM3. For the nine months ended September 30, 2022, FM3 was in compliance with all debt covenants.

Patronage dividends

The Company is eligible to receive annual patronage dividends from one of its lenders, Cobank ACB under a profit sharing program made available to the borrowers. For the nine months ended September 30, 2022 and 2021, the Company received cash dividends of $126 and $139, respectively, which were recorded as credits to interest expense in its condensed consolidated statements of operations. Additionally, the Company recorded $489 as a long-term asset on its condensed consolidated balance sheets at September 30, 2022 and December 31, 2021, which represents the Company’s equity interest in Cobank SCB which will be redeemed for cash beginning in 2024.

OPAL Term Loan

On October 22, 2021, OPAL Fuels Intermediate Holding Company LLC (“OPAL Intermediate Holdco”), an indirect wholly-owned subsidiary of the Company, entered into a $125,000 term loan agreement (the “OPAL Term Loan”) with a syndicate of lenders. Of the $125,000, the Company had $90,000 available for borrowing upon closing and the remaining $35,000 to be made available as three more RNG facilities become operational. The OPAL Term Loan is secured by a pledge in the equity interest of Beacon Holdco LLC, OPAL Environmental Credit Marketing LLC, OPAL Fuel Station Services LLC (f/k/a Trustar Energy LLC), and OPAL Fuels Services LLC along with cash bank accounts and a security interest in the Company’s environmental credits. A portion of the proceeds of the OPAL Term Loan were used to pay off the outstanding balance under the TruStar revolver credit facility in October 2021 and the remainder will be used for general corporate purposes, including investments in RNG projects being developed by the Company.

Pursuant to the OPAL Term Loan, the Company borrowed $75,000 in October 2021 and an another $15,000 in February 2022 pursuant to an amendment allowing the Company to drawdown later than the original commitment date.

On September 29, 2022, OPAL Intermediate Holdco entered into Amendment No. 3 to the OPAL Term Loan (“Amendment No. 3”) that (a) extended the availability period from (i) September 30, 2022 to October 31, 2022 for the borrowing under the Term A-2 Commitments of up to an aggregate of $25 million in Term A-2 Loans, and (ii) March 31, 2023 for the borrowing under the Term A-2 Commitments of a single final borrowing of Term A-2 Loans not to exceed $10 million and (b) amended the principal repayment amortization schedule.

During the third quarter of 2022, one of the RNG projects went operational and the Company borrowed $12,500 under the OPAL Term Loan. In October 2022, the Company borrowed an additional $12,500 with an additional commitment of $10,000 remaining under this debt facility.

The OPAL Term Loan matures April 22, 2025 and bears interest at 3.0% plus SOFR. In accordance to the terms of the facility, OPAL Intermediate Holdco is required to repay 1.79% or $1,611 per month beginning March 2022 and an additional $700 per month beginning September 2022.

The OPAL Term Loan contains customary warranties and representations and certain financial covenants which require OPAL Intermediate Holdco to maintain (i) minimum liquidity of $15,000 until March 31, 2022 and $10,000 thereafter and (ii) a leverage ratio not to exceed 4:1. As of September 30, 2022, the Company is in compliance with the financial covenants under the OPAL Term Loan. Additionally, the OPAL Term Loan contains restrictions on distributions and additional indebtedness.

Sunoma Loan

On August 27, 2020, Sunoma, an indirect wholly-owned subsidiary of the Company entered into a debt agreement (the “Sunoma Loan Agreement”) with Live Oak Banking Company for an aggregate principal amount of $20,000. Sunoma paid $635 as financing fees. The loan bears interest at the greater of prime rate plus 3.50%, or 7.75%. The amounts outstanding under the Sunoma Loan are secured by the assets of Sunoma.

The Sunoma Loan Agreement contains certain financial covenants which require Sunoma to maintain (i) maximum debt to net worth ratio not to exceed 5:1 (ii) a minimum current ratio not be less than 1.0 and (iii) minimum debt service coverage ratio of trailing four quarters not be less than 1.25. On July 19, 2022, Sunoma completed the conversion of the construction loan into a permanent loan and increased the commitment from $20,000 to $23,000.

The borrowings under the Sunoma Loan Agreement bear interest at a rate of 7.68% and have a maturity date of July 19, 2033. The Company is required to pay a quarterly amortization of principal of $954 beginning in October 2023. The Company paid $3,482 into interest and debt reserve accounts. This cash is recorded as Restricted cash under long term assets in the Condensed Consolidated Balance Sheet as of September 30, 2022.

The significant assets of Sunoma are parenthesized in the condensed consolidated balance sheets as September 30, 2022 and December 31, 2021. See Note 13. Variable Interest Entities for additional information.

Convertible Note Payable

On May 1, 2021, the Company acquired the remaining ownership interests in Beacon and signed an unsecured, contingently convertible note (the “Convertible Note”) with Ares for a total aggregate amount for $50,000 at an interest rate of 8.00% per annum. The Company has the option to pay interest on the Convertible Note in cash on a quarterly basis or payment-in-kind. The Company chose the option of payment-in-kind interest.

The Convertible Note Payable matures earlier of December 31, 2026 or the date on which a change in control occurs as defined in the terms of the Convertible Note. Upon the consummation of the Business Combination, Ares was permitted to choose to convert the total amount outstanding under the Convertible Note to shares of Class A common stock based on a pre-determined conversion formula. Upon completion of the Business Combination in July 2022, Ares elected to convert 50% of the outstanding amount under the Convertible Note to shares of Class A common stock. Therefore the Company issued 3,059,533 shares of Class A common stock and redeemed outstanding debt of $30,595.

The Company elected to account for the Convertible Note using the fair value option in accordance with ASC 820, Fair Value Measurement, on May 1, 2021, which was determined to be $55,410. The fair value was subsequently remeasured on each reporting date and the change in fair value recorded as interest expense in the condensed consolidated statement of operations for each reporting period. At September 30, 2022, the Convertible Note was classified as a current liability in the condensed consolidated balance sheet at a fair value of 27,964 as it is redeemable on demand by the Company or Ares. At December 31,2021, the Convertible Note was classified as a non-current liability in the condensed consolidated balance sheet at a fair value of $58,710.

The Company recorded $(2,261) and $(151) as change in fair value of Convertible Note for the three and nine months ended September 30, 2022, respectively as interest and financing expense, net. Upon completion of the Business Combination, the Convertible Note no longer provided for the 10% prepayment penalty. Therefore, the change in fair value for the three months ended September 30, 2022 was ($2,906). The Company recorded $1,362 and $2,250 as payment-in-kind interest expense in the condensed consolidated statement of operations for the three and nine months ended September 30, 2021, respectively.

Municipality loan

FM3, an indirect wholly-owned subsidiary of the Company, entered into a loan agreement for the construction of an interconnection that was initially funded by the municipality. The Company is scheduled to make payments to a municipality in the amount of $1,600 plus interest at a fixed annual rate of 3.00% through April 1, 2023. At September 30, 2022 and December 31, 2021, $121 and $278, respectively, were outstanding on the loan.

OPAL Term Loan II

On August 4, 2022, OPAL Fuels Intermediate Holdco 2 LLC (“OPAL Intermediate Holdco 2”), an indirect wholly-owned subsidiary the Company, entered into a new Senior Secured Credit Facility (the “OPAL Term Loan II”) with a syndicate of lenders. The indebtedness is guaranteed by certain of the direct and indirect subsidiaries of OPAL Intermediate Holdco 2. The OPAL Term Loan II provides for an approximately two year delayed term loan facility (the “DDTL Facility”) of up to a maximum aggregate principal amount of $100,000 and debt service reserve facility (the “DSR Facility”) of up to a maximum aggregate principal amount of $5,000. The proceeds of the DDTL Facility are to be used to fund a portion of the construction of the RNG projects owned, either in full or through a joint venture with a third party, by the subsidiary guarantors and the proceeds of the DSR Facility are to be used solely to satisfy the balance to be maintained in the debt service reserve account. In connection with the transaction, the Company paid $2,200 as financing fees to the lenders and incurred $1,322 as third party fees. The transaction costs have been recorded as Deferred financing costs on the condensed consolidated balance sheet as of September 30, 2022.

The borrowings under the OPAL Term Loan II will bear interest at the benchmark rate of adjusted Term SOFR plus (i) for the period from closing to the earlier of the date of conversion of the construction loan to a term loan (the “Conversion Date”) or September 30, 2024, a spread of 3.5%, and (ii) thereafter a spread of 3.75%. Accrued interest on amounts outstanding under the DDTL Facility must be paid on the last day of each applicable interest period. The outstanding principal amount of the DDTL Facility is subject to quarterly amortization payments commencing September 30, 2024 equal to 2.5% of the aggregate principal amount of the outstanding term loan balance as of the Conversion Date, subject to adjustment based on certain mandatory prepayments, with the balance due at maturity. The DSR Facility is due at maturity. The OPAL Term Loan II matures on August 4, 2027.

At September 30, 2022, there was no principal amount outstanding under the OPAL Term Loan II.

TruStar revolver credit facility

On September 27, 2021, TruStar, an indirect wholly-owned subsidiary of the Company, renewed its existing revolving credit arrangement (the “TruStar revolver credit facility”) with JP Morgan Chase Bank, N.A., for an aggregate amount of $10,000. The amounts outstanding under this credit facility had an interest rate of 1.00% plus one month LIBOR. In the fourth quarter of 2021, the outstanding balance under this credit facility was fully repaid and the revolving credit facility was cancelled.

Interest rates

2022

For the three and nine months ended September 30, 2022, the weighted average effective interest rate including amortization of debt issuance costs on Senior Secured Credit Facility was 6.8% and 5.40% including a margin plus LIBOR.

For the three and nine months ended September 30, 2022, the weighted average effective interest rate including amortization of debt issuance costs on OPAL Term Loan was 6.4% and 5.20%.

For the three and nine months ended September 30, 2022, the interest rate on Sunoma Loan was 7.81% and 9.00%.

For the three and nine months ended September 30, 2022, the payment-in-kind interest rate on Convertible Note Payable was 8.00%.

For the three and nine months ended September 30, 2022, the weighted average interest rate on Municipality loan was 3.00%.

2021

For the three and nine months ended September 30, 2021, the interest rate on Senior Secured Credit Facility ranged between 3.14% and 3.26% including a margin plus LIBOR and commitment fees of 0.75% on unused portion of the Working capital facility.

For the nine months ended September 30, 2021, the interest rate on TruStar revolver credit facility was 1.52%.

For the three and nine months ended September 30, 2021, the payment-in-kind interest rate on Convertible Note Payable was 8.0%. The change in fair value of the Note recorded as interest expense between May 1, 2021 and September 30, 2021 was $2,250.

For the three and nine months ended September 30, 2021, the weighted average interest rate on Municipality loan was 3.0%.

The following table summarizes the Company’s total interest expense for the three and nine months ended September 30, 2022 and 2021:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Senior Secured Credit Facility	$1,100	$716	$2,540	$2,050
Municipality loan	1	2	3	7
TruStar revolver credit facility	—	168	—	502
Convertible Note Payable mark-to-market (1)	(2,261)	1,362	(151)	2,250
Sunoma Loan(2)	424	—	1,335	—
OPAL Term Loan	1,107	—	2,850	—
Commitment fees and other finance fees	401	99	605	378
Amortization of deferred financing cost	616	201	1,514	678
Interest income on loan receivable	(612)	(194)	(1,512)	(206)
Total interest expense	$776	$2,354	$7,184	$5,659

(1)	The mark-to-market on the Convertible Note Payable is negative for the three and nine months ended September 30, 2022 as the prepayment penalty is no longer applicable upon completion of the Business Combination. The change in fair value of the Convertible Note Payable recorded for the three months ended September 30, 2022 was $2,906.

(2)	The interest on Sunoma Loan was capitalized during the construction phase of the RNG facility. Sunoma became operational in December 2021. Therefore, the interest for the three and nine months ended September 30, 2022 has been expensed.

9. Leases

During 2018, the Company renewed a lease for office and warehouse space that became effective upon the termination of the original lease term on January 31, 2018. The term of the lease renewal was 36 months and contained an option to renew for an additional 24 months. In September 2020, the Company exercised this option. In March, 2022, the Company entered into an amendment to the lease which extended the lease term till January 2026. In addition, the Company maintains a fleet of vehicles under lease with terms ranging from 48 to 60 months and with lease expiration dates ranging from April 2021 to June 2026.

Future minimum lease payments are as follows:

Three months ending December 31, 2022	$228
Fiscal year:
2023	987
2024	937
2025	852
2026	183
$3,187

The Company incurred rent expense of $359 and $1,050 for the three and nine months ended September 30, 2022, respectively. The Company incurred rent expense of $201 and $604 for the three and nine months ended September 30, 2021,respectively.

10. Derivative Financial Instruments and Fair Value Measurements

Interest rate swaps

In connection with our entry into the Senior Secured Credit Facility, the Company entered into certain interest rate swap agreements. These transactions involved the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying principal amounts. The average annual fixed rate ranged from 2.38% in 2020 to 2.50% in 2022. The Company has accounted for these instruments as economic hedges and has included changes in their fair market value in the condensed consolidated statements of operations. The swaps expired in September 2022 as the facility is scheduled to be repaid in December 2022.

During August 2022, the Company entered into two interest rate swaps for the notional amount of $61,926 of OPAL Term Loan II at a fixed interest rate of 2.47% to hedge the SOFR-based floating interest rate. On August 16, 2022, the Company entered into a swaption for a notional amount of $13,074 with fixed rate of 2.32% with a maturity date of December 30, 2022. The Company accounted for the swaption as an economic hedge and included the change in the fair market value in the condensed consolidated statement of operations.

The two interest rate swaps were designated and qualified as cash flow hedges. The Company uses interest rate swaps for the management of interest rate risk exposure, as an interest rate swap effectively converts a portion of the Company’s debt from a floating to a fixed rate. The interest rate swap is an agreement between the Company and counterparties to pay, in the future, a fixed-rate payment in exchange for the counterparties paying the Company a variable payment. The amount of the net payment obligation is based on the notional amount of the interest rate swap and the prevailing market interest rates. The Company may terminate the interest rate swaps prior to their expiration dates, at which point a realized gain or loss may be recognized, or may be amortized over the original life of the interest rate swap if the hedged debt remains outstanding. The value of the Company’s commitment would increase or decrease based primarily on the extent to which interest rates move against the rate fixed for each swap.

The Company records the fair value of the interest rate swap as an asset or liability on its balance sheet. The effective portion of the swap is recorded in Accumulated other comprehensive income. No portion of the cash flow hedges were ineffective during the three and nine months ended September 30, 2022.

The following table summarizes the interest rate swaps in place as of September 30, 2022 and December 31, 2021:

Interest rate swap detail				Notional Amount
Trade date	Fixed rate	Start date	End date	September 30, 2022	December 31, 2021

August 15, 2022	2.47%	June 28, 2024	August 4, 2027	$41,284	—
August 15, 2022	2.47%	June 28, 2024	August 4, 2027	20,642	—
				$61,926	$—

The location and amounts of derivatives fair values in the condensed consolidated balance sheets are:

	September 30, 2022	December 31, 2021	Location of Fair Value Recognized in Balance Sheet
Derivatives designated as economic hedges:
Current portion of swaption	$246	$—	Derivative financial assets, current portion
Current portion of interest swaps	(38)	(992)	Derivative financial liability, current portion
Derivatives designated as cash flow hedges:
Current portion of the interest rate swaps	1,189	—	Derivative financial assets, current portion
	$1,397	$(992)

The effect of derivative instruments on the condensed consolidated statement of operations were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,		Location of (Loss) Gain Recognized in Operations from
	2022	2021	2022	2021	Derivatives
Interest rate swaps	$1,580	$2,122	$954	$1,269
Swaption	246	—	246	—
Net periodic settlements	(1,631)	(2,149)	(677)	(1,279)
	$195	$(27)	$523	$(10)	Change in fair value of derivative instruments, net

The Company may be exposed to credit risk on any of the derivative financial instruments that are in an asset position. Credit risk relates to the risk of loss that the Company would incur because of nonperformance by counterparties pursuant to the terms of their contractual obligations. To mitigate this risk, management monitors counterparty credit exposure on an annual basis and enters into these arrangements with large financial institutions. The necessary credit adjustments have been reflected in the fair value of financial derivative instruments. There are no credit-risk-related contingent features that could be triggered in derivative financial instruments that are in a liability position.

The Company enters into interest rate swap contracts with counterparties that allow for net settlement of derivative assets and derivative liabilities. The Company has made an accounting policy election to offset recognized amounts relating to these interest swaps within the condensed consolidated balance sheets.

The following table summarizes the fair value of derivative instruments on the Company’s condensed consolidated balance sheets and the effect of netting arrangements and collateral on its financial position:

	Gross Amounts of Recognized Assets/(Liabilities)	Gross Amounts Offset in the Balance Sheet	Net Amounts of Assets/(Liabilities) in the Balance Sheet
Balance, September 30, 2022:
Interest rate swap asset	$1,189	$—	$1,189
Swaption asset	246	—	246
	$1,435	$—	$1,435
Balance, December 31, 2021:
Interest rate swap liability	$(992)	$—	$(992)

There were no collateral balances with counterparties outstanding as of the period-end dates.

Commodity swap contracts

The Company utilizes commodity swap contracts to hedge against the unfavorable price fluctuations in market prices of electricity. The Company does not apply hedge accounting to these contracts. As such, unrealized and realized gain (loss) is recognized as a component of Renewable Power revenues in the condensed consolidated statement of operations and Derivative financial asset — current and non-current in the condensed consolidated balance sheets. These are considered to be Level 2 instruments in the fair value hierarchy. By using commodity swaps, the Company exposes itself to credit risk and market risk. Credit risk is the failure of the counter party to perform under the terms of the swap contract. When the fair value of the swap contract is positive, the counter party owes the Company creating a credit risk. The Company manages the credit risk by entering into contracts with financially sound counter parties. To mitigate this risk, management monitors counterparty credit exposure on an annual basis, and the necessary credit adjustments have been reflected in the fair value of financial derivative instruments. When the fair value of the swap contract is negative, the Company owes the counterparty creating a market risk that the market price is higher than the contract price resulting in the Company not participating in the opportunity to earn higher revenues.

In December 2018, the Company signed an amendment that converted an existing PPA into a commodity swap contract to allow the Company flexibility to sell the capacity separately and schedule the sale of electricity to independent third parties. Following the amendment, the Company agreed to net settle the contract in cash on a monthly basis based on the difference between the contract price and market price. The contract has a default minimum of 34,554 MWh per year. Additionally, the Company entered into an ISDA agreement with a counterparty in November 2019. Pursuant to the agreement, the Company entered into swaps with contract prices ranging between $35.75 and $51.25 per MWh.

The following table summarizes the commodity swaps in place as of September 30, 2022 and December 31, 2021. There were no new commodity swap contracts entered during the nine months ended September 30, 2022.

Trade Date	Period From	Period To	Notional Quantity per Year (“MWh”)	Average Contract Price (per MWh)
December 14, 2018	January 1, 2019	September 30, 2022	34,554	$66.12
October 28, 2021	November 1, 2021	December 31, 2022	30,660	$48.75
December 27, 2021	January 1, 2022	December 31, 2022	26,280	$50.75

The following table summarizes the effect of commodity swaps on the condensed consolidated statements of operations for the three and nine months ended September 30, 2022 and 2021:

Derivatives not designated	Location of (loss) gain	Three Months Ended September 30,		Nine Months Ended September 30,
as hedging instruments	recognized	2022	2021	2022	2021
Commodity swaps - realized loss	Revenues - Renewable power	$(744)	$(328)	$(931)	$169
Commodity swaps - unrealized gain (loss)	Revenues - Renewable power	161	(895)	(775)	(2,824)
Total realized and unrealized gain (loss)	Revenues - Renewable power	$(583)	$(1,223)	$(1,706)	$(2,655)

The following table summarizes the derivative assets and liabilities related to commodity swaps as of September 30, 2022 and December 31, 2021

	Fair Value		Location of Fair value
	September 30, 2022	December 31, 2021	recognized in Balance Sheet
Derivatives designated as economic hedges
Current portion of unrealized gain on commodity swaps	$—	$382	Derivative financial asset, current portion
Current portion of unrealized loss on commodity swaps	$(394)	$—	Derivative financial liability, current portion

Other derivative liabilities

On July 21, 2022, the Company recorded derivative liabilities for the outstanding Public Warrants and Private Warrants, put option to Meteora, the Sponsor Earnout Awards and the OPAL Earnout Awards. Please see Note 3, Business Combination for additional information. The change in fair value on these derivative instruments in recorded as change in fair value of derivative instruments, net in the condensed consolidated statement of operations for the three and nine months ended September 30, 2022.

The following table summarizes the effect of change in fair value of other derivative liabilities on the condensed consolidated statements of operations for the three and nine months ended September 30, 2022 and 2021:

Derivative liability	Three Months Ended September 30,		Nine Months Ended September 30,		Location of (Loss) Gain Recognized in Operations from
	2022	2021	2022	2021	Derivatives

Put option to Meteora	$384	$—	$384	$—
Sponsor Earnout Awards	1,100	—	1,100	—
OPAL Earnout Awards	5,300	—	5,300	—
Public Warrants	(3,578)	—	(3,578)	—
Private Warrants	(5,309)	—	(5,309)	—
	$(2,103)	$—	$(2,103)	$—	Change in fair value of derivative instruments, net

Fair value measurements

The fair value of financial instruments, including long-term debt and derivative instruments is defined as the amount at which the instruments could be exchanged in a current transaction between willing parties. The carrying amount of cash and cash equivalents, accounts receivable, net, and accounts payable and accrued expenses approximates fair value due to their short-term maturities.

The carrying value of the Company’s long-term debt of $82,896 and $134,083 as of September 30, 2022 and December 31, 2021, respectively, represents the total amount to be repaid if the debt has to be discharged in full and therefore approximates its fair value.

The Company follows ASC 820, Fair Value Measurement, regarding fair value measurements which establishes a three-tier fair value hierarchy and prioritizes the inputs used in valuation techniques that measure fair value. These tiers include:

Level 1 — defined as observable inputs such as quoted prices for identical instruments in active markets;

Level 2 — defined as quoted prices for similar instruments in active market, quoted prices for identical or similar instruments in markets that are not active, or model-derived valuations for which all significant inputs are observable market data;

Level 3 — defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of an input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

The Company’s interest rate swap contracts are valued with pricing models commonly used by the financial services industry using discounted cash flows of forecast future swap settlements based on projected three-month SOFR rates. The Company does not consider these models to involve significant judgment on the part of management and corroborated the fair value measurements with counterparty valuations. The Company’s interest rate swaps are classified within Level 2 of the valuation hierarchy based on the observable market rates used to determine its fair value. The Company does not expect to change its valuation techniques and therefore does not anticipate any transfers into or out of different levels of hierarchy. These interest rate swaps are accounted for as derivative financial instrument assets.

The Company values its energy commodity swap contracts based on the applicable geographical market energy forward curve. The forward curves are derived based on the quotes provided by New York Mercantile Exchange, Amerex Energy Services and Tradition Energy. The Company does not consider that the pricing index used involves significant judgement on the part of management. Therefore, the Company classifies these commodity swap contracts within Level 2 of the valuation hierarchy based on the observable market rates used to determine fair value.

The Company accounts for asset retirement obligations by recording the fair value of a liability for an asset retirement obligation in the period in which it is incurred and when a reasonable estimate of fair value can be made. The Company estimates the fair value of asset retirement obligations by calculating the estimated present value of the cost to retire the asset. This estimate requires assumptions and judgments regarding the existence of liabilities, the amount and timing of cash outflows required to settle the liability, inflation factors, credit adjusted discount rates, and consideration of changes in legal, regulatory, environmental, and political environments. In addition, the Company determines the Level 3 fair value measurements based on historical information and current market conditions. These assumptions represent Level 3 inputs, which can regularly change. As such, the fair value measurement of asset retirement obligations is subject to changes in these unobservable inputs as of the measurement date. The Company used a discounted cash flow model in which cash outflows estimated to retire the asset are discounted to their present value using an expected discount rate. A significant increase (decrease) in the discount rate in isolation could result in a significantly lower (higher) fair value measurement. The Company estimated the fair value of its asset retirement obligations based on discount rates ranging from 5.75% to 8.5%.

The Company’s Convertible Note Payable is valued with a discounted cash flow analysis to estimate the present value of the cash outflows associated with the arrangement. A synthetic credit rating model is utilized to estimate the Company’s credit rating based on the Company’s financial condition and the Company’s forecasts and plans with respect to debt service, which is then used as input to perform a comparable yield analysis with similarly rated companies to obtain an appropriate discount rate. Other significant inputs include the principal amount, the stated coupon rate, the maturity date of the note and the conversion multiple, all of which are directly observable from the contract. This estimate also requires assumptions and judgements regarding the probability and the timing of the event occurring that would lead to automatic conversion. Certain significant assumptions used to determine the fair value of the convertible note represent Level 3 inputs and can regularly change. As such, the fair value measurement of the convertible note is subject to changes in these unobservable inputs as of the measurement date. A significant increase (decrease) in the discount rate in isolation could result in a significantly lower (higher) fair value measurement. The Company estimated the fair value of the Convertible Note Payable based on discount rates ranging from 7.0% to 7.5%.

The Company accounted for its outstanding warrants by recording its fair value of a liability on the Closing Date of the Business Combination and recording the change in the fair value at the balance sheet date in the condensed consolidated statement of operations. The Company has the option to redeem the warrants at a conversion price of $0.10 per Warrant if the share price exceeds $10 per share and is less than $18 per share. The fair value of the Public Warrants and Private Warrants was based on a 20 day volume weighted average closing price of $9.68.

The fair value of the Sponsor Earnout Awards as of September 30, 2022 was determined using a Monte Carlo valuation model with a distribution of potential outcomes on a daily basis over the five year post-close period. Assumptions used in the valuation are as follows:

●	Current stock price — The Company’s closing stock price of $8.28 as of September 30, 2022;
●	Expected volatility —65% based on historical and implied volatilities of selected industry peers deemed to be comparable to our business corresponding to the expected term of the awards;
●	Risk-free interest rate — 4.1% based on the U.S. Treasury yield curve in effect at the time of issuance for zero-coupon U.S. Treasury notes with maturities corresponding to the expected 4.8 year term of the earnout period;
●	Dividend yield - zero.

The fair value of the OPAL Earnout Awards as of September 30, 2022 was determined using a Monte Carlo valuation model with a distribution of potential outcomes for stock price and EBITDA over the 2-year period commencing on January 1, 2023 and ending on December 31, 2024. Assumptions used in the valuation are as follows:

●	Current stock price — The Company’s closing stock price of $8.28 as of September 30, 2022;
●	Weighted average cost of capital - 16% based on an average of historical volatilities of selected industry peers deemed to be comparable to our business.
●	Expected volatility —60% based on historical and implied volatilities of selected industry peers deemed to be comparable to our business corresponding to the expected term of the awards;
●	Risk-free interest rate — 4.2% based on the U.S. Treasury yield curve in effect at the time of issuance for zero-coupon U.S. Treasury notes with maturities corresponding to the expected 2.2 year term of the earnout period;
●	Dividend yield - zero.

The fair value of the Company’s put option with Meteora as of September 30, 2022 was determined using a Monte Carlo valuation model with a distribution of potential outcomes on a daily basis over the 6 month post-close period. Assumptions used in the valuation are as follows:

●	Current stock price — The Company’s closing stock price of $8.28 as of September 30, 2022;
●	Expected volatility —80% based on historical and implied volatilities of selected industry peers deemed to be comparable to our business corresponding to the expected term of the awards;
●	Risk-free interest rate — 3.5% based on the U.S. Treasury yield curve in effect at the time of issuance for zero-coupon U.S. Treasury notes with maturities corresponding to the expected 0.3 year term of the Forward Purchase Agreement ;
●	Dividend yield - zero.

There were no transfers of assets between Level 1, Level 2, or Level 3 of the fair value hierarchy as of September 30, 2022 or December 31, 2021.

The Company’s assets and liabilities that are measured at fair value on a recurring basis include the following as of September 30, 2022 and December 31, 2021, set forth by level, within the fair value hierarchy:

	Fair value as of September 30, 2022
	Level 1	Level 2	Level 3	Total
Liabilities:
Asset retirement obligation	$—	$—	$5,968	$5,968
Convertible Note Payable	—	—	27,964	27,964
Put option with Meteora	—	—	4,216	4,216
Interest rate swaps	—	38	—	38
Commodity swap contracts	—	394	—	394
Derivative warrant liabilities	—	—	22,410	22,410
Earnout liabilities	—	—	39,500	39,500
Assets:
Swaption	—	246	—	246
Interest rate swaps	$—	$1,189	$—	$1,189

	Fair value as of December 31, 2021
	Level 1	Level 2	Level 3	Total
Liabilities:
Asset retirement obligation	$—	$—	$5,738	$5,738
Contingent consideration on acquisition of non-controlling interest	—	—	4,456	4,456
Convertible Note Payable	—	—	58,710	58,710
Interest rate swap	—	992	—	992
Assets:
Commodity swap contracts	—	382	—	382

A summary of changes in the fair values of the Company’s Level 3 instruments, attributable to asset retirement obligations, for the three and nine months ended September 30, 2022 is included in Note 2, Summary of Significant Accounting Policies.

11. Related Parties

Related parties are represented by the Ultimate Parent and other affiliates, subsidiaries and other entities under common control with the Ultimate Parent.

Capital contributions and distribution from and to members

During the nine months ended September 30, 2022 and 2021, the Company received contributions from its Ultimate Parent of $0 and $7,919, respectively. Additionally, the Company made distributions to its Ultimate Parent of $0 and $3,695 for the nine months ended September 30, 2022 and 2021, respectively.

Sale of non-controlling interests to Related Parties

On November 29, 2021, as part of an exchange agreement, OPAL Fuels issued 14 newly authorized common units and 300,000 Series A-1 preferred units to Hillman in return for Hillman’s non-controlling interest in four RNG project subsidiaries for total consideration of $30,000. Upon the consummation of the Business Combination, the Series A-1 preferred units have been converted to Redeemable preferred non-controlling interests. The Company recorded paid-in-kind preferred dividend of $2,658 and $5,093 for the three and nine months ended September 30, 2022. Please see Note 13, Redeemable Preferred Units and Equity, for additional information.

Purchase of investments from Related Parties

In August 2021, the Company acquired a 100% of the ownership interests in Reynolds, an RNG production facility for $12,020 which was funded with cash on hand. Reynolds held an equity investment of 1,570 Class B units in GREP representing 20% interest for a cash consideration of $1,570 which owns 50% of Biotown, a power generation facility under development to convert to an RNG facility. The Reynolds transaction was an asset acquisition from an affiliate under common control. The Company accounts for its 20% equity investment in GREP under the equity method. The Company recorded an income of $3034 and $2,478 as its share of net income for the three months and nine months ended September 30, 2022 and increased its investment in GREP as of September 30, 2022.

Sales contracts with Related Parties

In June 2020, Fuel Station Services, an indirect wholly-owned subsidiary of the Company, contracted with Beacon to dispense Beacon’s RNG and to generate and market the resulting RINs created on behalf of Beacon. The term of this contract runs from September 1, 2020 through October 31, 2030. The Company receives non-cash consideration in the form of RINs or LCFSs for providing these services and recognizes the RINs or LCFSs received as inventory based on their estimated fair value at contract inception. During 2021, the Company acquired the remaining interests in Beacon. Therefore, all environmental fees earned are eliminated in the condensed consolidated statements of operations for the three and nine months ended September 30, 2022. During 2021, the Company accounted for Beacon under equity method for the period between January 1, 2021 and April 30, 2021 and consolidated Beacon for the remaining part of the year. Therefore, all environmental fees earned after May 1, 2021 are eliminated in the condensed consolidated statement of operations. For the period between January 1, 2021 and April 30, 2021, the company earned environmental processing fees of $632, net of intersegment elimination.

In March 2021, Fuel Station Services, contracted with Noble Road to dispense Noble Road’s RNG and to generate and market the resulting RINs created on behalf of Noble Road The term of this contract run from November 1, 2021 through June 30, 2032. The Company receives non-cash consideration in the form of RINs or LCFSs for providing these services and recognizes the RINs or LCFSs received as inventory based on their estimated fair value at contract inception. The facility came online in the first quarter of 2022. For the three and nine months ended September 30, 2022, the Company earned environmental processing fees of $80 and $322, net of intersegment elimination, under this agreement which are included in Fuel Station Services revenues in the condensed consolidated statements of operations. For the three and nine months ended September 30, 2021, the Company earned $0, net of intersegment elimination under this agreement.

Service agreements with Related Parties

On December 31, 2020, OPAL Fuels signed a management, operations, and maintenance services agreement (“Administrative Services Agreement”) with Fortistar LLC (“Fortistar”), pursuant to which Fortistar provides management, operations, and maintenance services to the Company. The agreement expires on December 31, 2023, unless termination occurs earlier due to dissolution of the Company or the agreement is terminated by the Company’s secured lenders in certain circumstances. The agreement provides for payment of service fees based on actual time incurred at contractually agreed rates provided for in the Administrative Services Agreement, as well as a fixed annual payment of $580 per year adjusted annually for inflation. Additionally, the agreement provides for the Company to receive credits for any services provided by the Company’s employees to Fortistar. For the three and nine months ended September 30, 2022 and 2021, there have been no material services provided by the Company’s employees to Fortistar.

In June 2021, the company entered into a management services agreement with Costar Partners LLC (“Costar”), an affiliate of Fortistar. Pursuant to the agreement, Costar provides information technology (“IT”) support services, software use, licensing services, management of third party infrastructure and security services and additional IT services as needed by the Company. The agreement provides for Costar to be compensated based on actual costs incurred and licensing fees per user for certain software applications. The agreement expires in June 2024 unless the termination occurs earlier due to dissolution of the Company or it is terminated by the Company’s secured lenders in certain circumstances.

The following table summarizes the various fees recorded under the agreements described above which are included in “Selling, general, and administrative” expenses except for $1,518 incurred as transaction costs for the Business Combination recorded in additional paid-in capital and $26 recorded as Deferred financing costs as of September 30, 2022:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Staffing and management services	$578	$134	$1,683	$6,054
Rent - fixed compensation	168	145	442	435
IT services	636	—	1,721	—
Total	$1,382	$279	$3,846	$6,489

As of September 30, 2022 and December 31, 2021, the Company had Accounts payable, related party in the amounts of $489 and $166, respectively.

12. Reportable Segments and Geographic Information

The Company is organized into four operating segments based on the characteristics of its renewable power generation, dispensing portfolio, and the nature of other products and services. During the second quarter of 2022, the Company changed its’ internal reporting to its executive leadership team (“Chief Operating Decision Makers”). We aligned our reportable segments disclosure to align with the information and internal reporting that is provided to our Chief Operating Decision Makers. Therefore, the Company reassessed its reportable segments and revised all the prior periods to make the segment disclosures comparable.

●	RNG Fuel. The RNG Fuel segment relates to all RNG supply and dispensing activities directly related to the generation and sale of brown gas and environmental credits, and consists of
○	Development and construction – RNG facilities in which long term gas right contracts have been, or are in the process of being ratified and the construction of RNG generation facilities.
○	RNG supply operating facilities – This includes the generation, extraction, and sale of RNG - plus associated RINs and LCFSs from landfills.
○	RNG and CNG fuel dispensing stations for vehicle fleets - This includes both dispensing/sale of brown gas and the environmental credit generation and monetization. The Company operates Fueling Stations that dispense gas for vehicles. This also includes the development and construction of these facilities.

For the three and nine months ended September 30, 2022, the Company has accounted for its interests in Pine Bend, Reynolds and Noble Road under the equity method of accounting and the results of operations of Beacon, New River, Central Valley, Emerald, Sapphire and Sunoma were consolidated in its condensed consolidated statement of operations. The Company has accounted for its interest in Beacon under the equity method of accounting for the period between January 1, 2021 and April 30, 2021 and had consolidated for the period between May 1, 2021 and September 30, 2021. The results of operations of Noble Road, Pine Bend, Sunoma and Beacon for the period between January 1, 2021 and September 30, 2021 were consolidated in its condensed consolidated statement of operations. As of September 30, 2022, Central Valley, Emerald, and Sapphire are not operational. Sunoma became operational in December 2021, Noble Road in January 2022, Pine Bend in September 2022 and New River in April 2022.

●	Fuel Station Services. Through its Fuel Station Services segment, the Company provides construction and maintenance services to third-party owners of vehicle Fueling Stations. This segment includes:

○	Service and maintenance contracts for RNG/CNG fueling sites. Includes a manufacturing division that builds Compact Fueling Systems and Defueling systems.
○	Third Party CNG Construction of Fueling Stations - Design/build and serve as general contractor for typically Guarantee Maximum Price or fixed priced contracts for customers typically lasting less than one year.

●	Renewable Power Portfolio. The Renewable Power portfolio segment generates renewable power through methane-rich landfills and digester gas collection systems which is then sold to public utilities throughout the United States. The Renewable Power portfolio operates primarily in Southern California.

●	Corporate. This segment consists of activities managed and maintained at the Company corporate level primarily including but not limited to:
○	Executive, accounting, finance, sales activities such as: payroll, stock compensation expense, travel and other related costs.
○	Insurance, professional fees (audit, tax, legal etc.).

The Company has determined that each of the four operating segments meets the characteristics of a reportable segment under U.S. GAAP. The Company’s activities and assets that are not associated with the four reportable segments are summarized in the “Other” category below. These include corporate investment income, interest income and interest expense, income tax expense, and other non-allocated costs.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Revenues:
Renewable Power	$49,247	$11,351	$69,335	$33,672
RNG Fuel	38,682	20,106	98,157	55,009
Fuel Station Services	23,763	18,383	56,448	35,560
Other(1)	166	6	293	55
Intersegment	(3,150)	(2,662)	(8,172)	(5,147)
Equity Method Investment(s)	(42,158)	—	(47,247)	(14,181)
	$66,550	$47,184	$168,814	$104,968

(1)	Other includes revenues of Fortistar Contracting LLC.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Interest and Financing Expense, Net:
Renewable Power	$(1,440)	$(1,043)	$(3,559)	$(3,113)
RNG Fuel	(189)	—	(240)	(24)
Corporate	853	(1,311)	(3,385)	(2,522)
	$(776)	$(2,354)	$(7,184)	$(5,659)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Depreciation, Amortization, and Accretion:
Renewable Power	$1,176	$1,268	$4,283	$3,735
RNG Fuel	2,621	1,206	6,379	3,584
Fuel Station Services	129	107	331	316
Other(1)	31	32	95	96
Equity Method Investment(s)	(699)	—	(1,272)	(1,059)
	$3,258	$2,613	$9,816	$6,672

(1)	Other includes amortization of intangible assets and depreciation expense not allocated to any segment.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Net income: (loss)
Renewable Power	$1,098	$(1,676)	$(1,071)	$(6,526)
RNG Fuel	12,137	8,233	25,779	12,743
Fuel Station Services	2,109	2,807	5,523	5,488
Corporate	(13,669)	(8,591)	(33,329)	4,853
Equity Method Investment(s)	3,694	—	3,658	2,392
	$5,369	$773	$560	$18,950

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Cash paid for Purchases of Property, Plant, and Equipment:
Renewable Power	$500	$—	$1,800	$—
Fuel Station Services	3,353	10,519	6,653	10,519
RNG Fuel	25,937	18,452	76,496	52,874
	$29,790	$28,971	$84,949	$63,393

	September 30, 2022	December 31, 2021
Total Assets:
Renewable Power	$42,654	$43,728
RNG Fuel	387,434	215,512
Fuel Station Services	56,372	56,567
Corporate and other	120,888	17,887
Equity Method Investment(s)	48,708	47,150
	$656,056	$380,844

Geographic Information: The Company’s assets and revenue generating activities are domiciled in the United States.

13. Variable Interest Entities

We determine whether we are the primary beneficiary of a VIE upon our initial involvement with the VIE and we reassess whether we are the primary beneficiary of a VIE on an ongoing basis. Our determination of whether we are the primary beneficiary of a VIE is based upon the facts and circumstances for each VIE and requires judgment. Our considerations in determining the VIE’s most significant activities and whether we have power to direct those activities include, but are not limited to, the VIE’s purpose and design and the risks passed through to investors, the voting interests of the VIE, management, service and/or other agreements of the VIE, involvement in the VIE’s initial design, and the existence of explicit or implicit financial guarantees. If we are the party with the power over the most significant activities, we meet the “power” criteria of the primary beneficiary. If we do not have the power over the most significant activities or we determine that all significant decisions require consent of a third-party, we do not meet the “power” criteria of the primary beneficiary.

We assess our variable interests in a VIE both individually and in aggregate to determine whether we have an obligation to absorb losses of or a right to receive benefits from the VIE that could potentially be significant to the VIE. The determination of whether our variable interest is significant to the VIE requires judgment. In determining the significance of our variable interest, we consider the terms, characteristics and size of the variable interests, the design and characteristics of the VIE, our involvement in the VIE, and our market-making activities related to the variable interests.

As of September 30, 2022 and December 31, 2021, the Company held equity interests in five VIEs — Sunoma, GREP, Emerald, Sapphire, and Central Valley. GREP has been presented as an equity method investment and the remaining four VIEs Sunoma, Emerald, Sapphire, and Central Valley are consolidated by the Company.

During the three months ended September 30, 2022, the Company determined that it will no longer be liable to pay $4,365, which was previously recorded as part of other liabilities - long term, to a non-controlling interest in one of our VIEs as the applicable criteria for payment are no longer met. Therefore, the Company reversed the liability on its condensed consolidated balance sheet as of September 30, 2022 and recorded $4,365 as Other income in its condensed consolidated statement of operations for the three and nine months ended September 30, 2022.

In 2020, the Company acquired a variable interest in Sunoma in a joint venture with a third-party who does not have any equity at risk but participates in proportionate share of income or losses, which may be significant. Additionally, the assets in Sunoma are collateralized under the Sunoma loan, the proceeds of which are used for partial financing of the construction of the Sunoma facility. Therefore, the significant assets and liabilities of Sunoma are parenthesized in the condensed consolidated balance sheets as of September 30, 2022 and December 31, 2021.

The Company determined that each of these entities are VIEs and in its capacity as a managing member except for Emerald and Sapphire, the Company is the primary beneficiary. The Company is deemed as a primary beneficiary based on two conditions:

●	The Company, as a managing member, has the power to order the activities that significantly impact the economic performance of the four entities including establishment of strategic, operating, and capital decisions for each of these entities; and

●	The Company has the obligation to absorb the potential losses for the right to receive potential benefits, which could be significant to the VIE;

As a primary beneficiary, the Company consolidates these entities in accordance with the variable interest entity model guidance under ASC 810, Consolidation.

The VIEs, Emerald and Sapphire are organized as 50/50 joint ventures managed by an independent board consisting of four members appointed by the Company and the joint venture partner. The board of managers has sole power and authority to conduct, direct and exercise control over the joint venture’s activities except with respect to certain terms under certain operating agreements. The Company determined that it is the primary beneficiary as a result of its economic exposure and incremental power to direct certain key economic activities of the joint venture and therefore consolidated the VIEs in its condensed consolidated financial statements.

Our variable interests in each of our VIEs arise primarily from our ownership of membership interests, construction commitments, our provision of operating and maintenance services, and our provision of environmental credit processing services to VIEs.

The following table summarizes the major condensed consolidated balance sheet items for consolidated VIEs as of September 30, 2022 and December 31, 2021. The information below is presented on an aggregate basis based on similar risk and reward characteristics and the nature of our involvement with the VIEs, such as:

●	All of the VIEs are RNG facilities and they are reported under the RNG Fuel Supply segment;

●	The nature of our interest in these entities is primarily equity based and therefore carry similar risk and reward characteristics;

The amount of assets that can only be used to settle obligations of the VIEs are parenthesized in the condensed consolidated balance sheets and are included in the asset totals listed in the table below.

	As of September 30, 2022	As of December 31, 2021
Assets
Current assets:
Cash and cash equivalents	$10,045	$1,991
Accounts receivable, net	1,129	40
Restricted cash - current	7,623	—
Short term investments	15,411	—
Prepaid expenses and other current assets	268	113
Total current assets	34,476	2,144
Property, plant and equipment, net	50,099	27,794
Restricted cash, non-current	2,867	1,163
Total assets	$87,442	$31,101

Liabilities and equity
Current liabilities:
Accounts payable	$2,783	$544
Accrued capital expenses	1,493	1,722
Sunoma Loan- current portion	—	756
Total current liabilities	4,276	3,022
Sunoma loan, net of debt issuance costs	22,080	16,199
Total liabilities	26,356	19,221
Equity
Stockholders’ equity	34,412	10,692
Non-redeemable non-controlling interests (1)	26,674	1,188
Total equity	61,086	11,880
Total Liabilities and Equity	$87,442	$31,101

(1)	In August 2022, the Company paid $5,845 as prepayment of its share of equity contribution in a joint venture to meet the equity requirements. As of September 30, 2022, $2,922 of the payment has been reflected as part of non-redeemable non-controlling interest in the condensed consolidated statement of changes in Redeemable non-controlling interests, redeemable preferred non-controlling interests and stockholders’ equity.

14. Redeemable non-controlling interests, Redeemable preferred non-controlling interests and Stockholders’ Equity

The condensed consolidated statements of change in Redeemable non-controlling interests, Redeemable preferred non-controlling interests and stockholders’ equity reflect the reverse recapitalization and Business Combination as mentioned in Note 3, Business Combination. As OPAL Fuels was deemed to be the acquirer in the Business Combination, all periods prior to the completion of the Business Combination reflect the balances and activity of OPAL Fuels. The consolidated balances as of December 31, 2021 from the audited financial statements of OPAL Fuels as of that date, share activity (Redeemable preferred units and common units) and per share amounts in these condensed consolidated statements of change in redeemable preferred units and stockholders’ equity were retroactively adjusted.

Common stock

After giving effect to the Business Combination, there are currently (i) 25,671,390 shares of Class A common stock issued and outstanding, (ii) 144,399,037 shares of New OPAL Class D common stock issued and outstanding, (iii) no shares of Class B common stock, par value $0.0001 per share, of (“Class B common stock”) issued and outstanding ( Shares of Class B common stock do not have any economic value except voting rights as described below) and (iv) no shares of Class C common stock, par value $0.0001 per share, (” Class C common stock”) issued and outstanding (shares of Class D common stock do not have any economic value except voting rights as described below)

As part of the Business Combination, $68,257 of Class A common stock and Additional paid-in capital was recorded, net of transaction costs of $6,569. Please see Note 3, Business Combination for additional information.

Class A common stock

Voting Rights. Each holder of Class A common stock is entitled to one vote for each share of Class A common stock held of record by such holder on all matters on which stockholders generally are entitled to vote. Further, the holders of the outstanding shares of Class A common stock are entitled to vote separately upon any amendment to the Company’s Certificate of Incorporation (the “Charter”) (including by merger, consolidation, reorganization or similar event) that would alter or change the powers, preferences or special rights of such series of common stock in a manner that is disproportionately adverse as compared to the Class B common stock, the Class C common stock and the Class D common stock.

Dividends. Dividends and other distributions of cash, stock or property may be declared and paid on the shares of Class A common stock and the shares of Class C common stock out of the assets of the Company that are by law available therefor, at the times and in the amounts as our board in its discretion may determine.

Liquidation rights. In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Company, after payment or provision for payment of the debts and other liabilities and of the preferential and other amounts to which the holders of preferred stock are entitled, if any, the holders of all outstanding shares of Class A common stock and Class C common stock will be entitled to receive, pari passu, an amount per share equal to the par value thereof, and thereafter the holders of all outstanding shares of Class A common stock and Class C common stock will be entitled to receive the remaining assets of the Company available for distribution ratably in proportion to the number of shares of Class A common stock and Class C common stock, which shall be treated as a single class.

Class B common stock

Shares of Class B common stock may, together with the corresponding Class B Units, be exchanged for shares of Class A common stock.

Voting Rights. Each holder of Class B common stock will be entitled to one vote for each share of Class B common stock held of record by such holder on all matters on which stockholders generally are entitled to vote. Further, the holders of the outstanding shares of Class B common stock will be entitled to vote separately on any amendment to the Charter (including by merger, consolidation, reorganization or similar event) that would alter or change the powers, preferences or special rights of such series of Common Stock in a manner that is disproportionately adverse as compared to the Class A common stock, the Class C common stock and the Class D common stock.

Dividends. Dividends of cash or property may not be declared or paid on shares of Class B common stock.

Liquidation rights. In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Company, after payment or provision for payment of the debts and other liabilities and of the preferential and other amounts to which the holders of preferred stock are entitled, if any, the holders of shares of Class B common stock will not be entitled to receive, with respect to such shares, any assets of the Company in excess of the par value thereof. Notwithstanding the foregoing, the holders of Class B common stock will have the right to exchange their shares of Class B common stock, together with the corresponding Class B Units constituting the remainder of any paired interests (as defined in the Charter) in which such shares are included, for shares of Class A common stock or for the consideration payable in respect of shares of Class A common stock in such voluntary or involuntary liquidation, dissolution or winding-up.

Class C common stock

Shares of Class C common stock may be converted to shares of Class A common stock, as discussed further below.

●	Voluntary Conversion. Each share of Class C common stock shall be convertible into one share of Class A common stock at the option of the holder thereof, at any time upon written notice to OPAL; provided that, for the avoidance of doubt, any such holder of shares of Class C common stock may in such written notice to OPAL specify that such conversion into shares of Class A common stock shall be contingent upon the consummation of one or more sale or other transfer transactions.

●	Automatic Conversion. Each share of Class C common stock shall automatically, without any further action, convert into one share of Class A common stock upon a transfer, other than a Transfer to a qualified stockholder (as defined in the Charter).

Voting Rights. Each holder of Class C common stock will be entitled to five votes for each share of Class C common stock held of record by such holder on all matters on which stockholders generally are entitled to vote. Further, the holders of the outstanding shares of Class C common stock will be entitled to vote separately upon any amendment to the Charter (including by merger, consolidation, reorganization or similar event) that would alter or change the powers, preferences or special rights of such series of common stock in a manner that is disproportionately adverse as compared to the Class A common stock, the Class B common stock and the Class D common stock.

Dividends. Dividends and other distributions of cash, stock or property may be declared and paid on the shares of Class A common stock and the shares of Class C common stock out of the assets of the Company that are by law available therefor, at the times and in the amounts as our board in its discretion may determine.

Liquidation rights. In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Company, after payment or provision for payment of the debts and other liabilities and of the preferential and other amounts to which the holders of preferred stock are entitled, if any, the holders of all outstanding shares of Class A common stock and Class C common stock will be entitled to receive, pari passu, an amount per share equal to the par value thereof, and thereafter the holders of all outstanding shares of Class A common stock and Class C common stock will be entitled to receive the remaining assets of the Company available for distribution ratably in proportion to the number of shares of Class A common stock and Class C common stock, which shall be treated as a single class.

Class D common stock

Shares of Class D common stock may be converted into shares of Class B common stock pursuant to the Charter. Further, shares of Class D common stock, together with the corresponding Class B Units may be exchanged for shares of Class C common stock or converted into shares of Class A common stock as further discussed below.

Voluntary Conversion. Each share of Class D common stock shall be convertible into one share of Class B common stock at the option of the holder thereof at any time upon written notice to the Company;

Automatic Conversion. Each share of Class D common stock shall automatically, without any further action, convert into one share of Class B common stock upon a transfer, other than a transfer to a qualified stockholder.

Voting Rights. Each holder of Class D common stock will be entitled to five votes for each share of Class D common stock held of record by such holder on all matters on which stockholders generally are entitled to vote. Further, the holders of the outstanding shares of Class D common stock will be entitled to vote separately upon any amendment to the Charter (including by merger, consolidation, reorganization or similar event) that would alter or change the powers, preferences or special rights of such series of common stock in a manner that is disproportionately adverse as compared to the Class A common stock, the Class B common stock and the Class C common stock.

Dividends. Dividends of cash or property may not be declared or paid on shares of Class D common stock.

Liquidation rights. In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Company, after payment or provision for payment of the debts and other liabilities and of the preferential and other amounts to which the holders of preferred stock are entitled, if any, the holders of shares of Class D common stock will not be entitled to receive, with respect to such shares, any assets of the Company in excess of the par value thereof. Notwithstanding the foregoing, the holders of Class D common stock will have the right to exchange their shares of Class B common stock, together with the corresponding Class B Units constituting the remainder of any paired interests (as defined in the Charter) in which such shares are included, for shares of Class C common stock or for the consideration payable in respect of shares of Class C common stock in such voluntary or involuntary liquidation, dissolution or winding-up.

Redeemable preferred non-controlling interests

On November 29, 2021, as part of an exchange agreement (“Hillman exchange”), the Company issued 300,000 Series A-1 preferred units to Hillman in return for Hillman’s non-controlling interest in four RNG project subsidiaries.

On November 29, 2021, Mendocino Capital LLC (“NextEra”) subscribed for up to 1,000,000 Series A preferred units, which are issuable (in whole or in increments) at the Company’s discretion prior to June 30, 2022. As of December 31, 2021, no Series A preferred units were issued. During the nine months ended September 30, 2022, the Company had drawn $100,000 and issued 1,000,000 Series A preferred units.

Upon completion of Business Combination, the Company assumed Series A-1 preferred units and Series A preferred units which were issued and outstanding by OPAL Fuels. The Company recorded the Series A-1 preferred units and Series A preferred units as Redeemable preferred non-controlling interests. The Company incurred issuance costs of $267 in third-party legal fees in the fourth quarter of 2021, which was presented as Deferred financing costs in the consolidated balance sheet as of December 31, 2021. The Company has elected to adjust the carrying value of the preferred units to the redemption value at the end of each reporting period by immediately amortizing the issuance costs in the first reporting period after issuance of the preferred units. Therefore, the Company amortized the $267 to Retained earnings component of Members’ equity as of September 30, 2022.

The following table summarizes the changes in the redeemable preferred non-controlling interests which represent Series A and Series A-1 preferred units outstanding at OPAL Fuels level from December 31, 2021 to September 30, 2022:

	Series A-1 preferred units		Series A preferred units
	Units	Amount	Units	Amount
Balance, December 31, 2021	300,000	$30,210	—	$—
Series A units issued by OPAL Fuels	—	—	1,000,000	100,000
Paid-in-kind dividends attributable to OPAL Fuels		1,752		3,031
Paid-in kind dividends attributable to Class A common stockholders	—	68	—	242
Balance, September 30, 2022	300,000	$32,030	1,000,000	$103,273

Terms of Redeemable preferred units

The Series A and Series A-1 preferred units (together the “Preferred Units”) have substantially the same terms and features which are listed below:

Voting: The Series A-1 preferred units to Hillman do not have any voting rights. The Series A preferred units issued to NextEra have limited rights to prevent the Company from taking certain actions including (i) major issuances of new debt or equity (ii) executing transactions with affiliates which are not at arm-length basis (iii) major disposition of assets and (iv) major acquisition of assets outside of the Company’s primary business.

Dividends: The Preferred Units are entitled to receive dividends at the rate of 8% per annum. Dividends begin accruing for each unit from the date of issuance and are payable each quarter end regardless of whether they are declared. The dividends are mandatory and cumulative. The Company is allowed to elect to issue additional Preferred Units ( paid-in-kind) in lieu of cash for the first eight dividend payment dates. The Company elected to pay the dividends to be paid-in-kind for all periods presented. In the occurrence of certain events of default, the annual dividend rate increases to 12%. Additionally, the dividend rate increases by 2% for each unrelated uncured event of default up to a maximum of 20%.

Liquidation preference: In the event of liquidation of the Company, each holder of a unit of Series A and Series A-1 is entitled to be paid on pro-rata basis the original issue price of $100 per unit plus any accrued and unpaid dividends out of the assets of the Company available for distribution after payment of the Company’s debt and liabilities and liquidation expenses.

Redemption: At any time after issuance, the Company may redeem the Redeemable preferred units for a price equal to original issue price of $100 per unit plus any accrued and unpaid dividends. Holders of the Preferred Units may redeem for an amount equal to original issue price of $100 per unit plus any accrued and unpaid dividends upon (i) occurrence of certain change in control event (ii) at the end of four years from the date of issuance, except the Preferred Units issued to Hillman can only be redeemed 30 days after the fourth year anniversary of the first issuance of Preferred Units to NextEra. The maturity date is determined to be the date at which the holder’s redemption option becomes exercisable as this is the date in which both the Company and the holder may redeem the preferred units. The maturity date could be as early as November 29, 2025 but no later than June 30, 2026, depending on when the Series A units to NextEra are issued as previously detailed herein.

Conversion: Holder’s may elect to convert Preferred Units into common units in the limited chance that the Company fails to redeem the Preferred Units under an optional redemption, the annual dividend rate increases to 12% and is further increased to 14% after one year, and thereafter by 2% every 90 days up to a cap of 20%. The Company must also redeem all NextEra Series A preferred units on which the redemption option has been exercised prior to redeeming any Hillman Series A-1 preferred units. If elected, the holder may convert all or a portion of its Preferred Units into a number of common units equal to: (i) number of Preferred Units, multiplied by, (ii) $100 plus accrued and unpaid cash dividends, divided by, (iii) conversion price. The conversion price is equal to the value of the Company’s common units determined as follows, and reduced by a 20% discount if conversion occurs during the first year of delayed redemption, a 25% discount during the 2nd year, and a 30% discount thereafter:

1.	Using 20-day volume-weighted average price (“VWAP”) of the Company’s common shares.

2.	Otherwise the estimated proceeds to be received by the holder of a common unit if the net assets of the Company were sold at fair market value and distributed.

Redeemable non-controlling interests

Upon consummation of Business Combination, OPAL Fuels and its members caused the existing limited liability company agreement to be amended and restated and in connection therewith, all of the common units of OPAL Fuels LLC issued and outstanding immediately prior to the closing were re-classified into 144,399,037 Class B Units (“OPAL Class B Units”). Each Class B Unit is paired with 1 non-economic share of Class D common stock issued by the Company. Each pair of Class B Unit and 1 share of Class D common stock is exchangeable to either 1 share of Class A common stock or 1 share of Class C common stock at the holder’s option. Upon an exchange for Class A common stock, the Company has the option to redeem shares for cash at their market value.

Redeemable non-controlling interests have been presented as mezzanine equity in the condensed consolidated statements of change in Redeemable non-controlling interests, Redeemable preferred non-controlling interests and stockholders’ equity. At each balance sheet date, the Redeemable non-controlling interests are adjusted up to their redemption value if necessary, with an offset in Stockholders’ equity. As of September 30, 2022, the Company recorded $1,160,723 to adjust the carrying value to their redemption value based on a 5 day VWAP of $8.47 per share.

15. Net Income (loss) Per Share

The basic loss per share of Class A common stock is computed by dividing the net loss attributable to Class A common stockholders by the weighted average number of Class A common stock outstanding during the period. Prior to the Business Combination, the membership structure of OPAL Fuels included common units which shared in the profits and losses of OPAL Fuels LLC. The Company analyzed the calculation of earnings per units for periods prior to the consummation of the Business Combination and determined that such information would not be meaningful to the users of these unaudited condensed consolidated financial statements. Therefore net loss per share information has not been presented for periods prior to Business Combination on July 21, 2022. The basic and diluted net loss per share for the three and nine months ended September 30, 2022 represent only the period from July 21, 2022 to September 30, 2022.

The diluted loss per share of Class A common stock for the three and nine months ended September 30, 2022 does not include Redeemable preferred non-controlling interests, Convertible Note Payable because the substantive contingency for conversion has not been met as of September 30, 2022. It does not include 9,223,261 Private Warrants and 6,223,261 Public Warrants as their strike price at $11.50 exceeded the average market price for the Company during the measurement period. It does not include 144,399,037 OPAL Fuels Class B units representing Redeemable non-controlling interest as its impact is anti-dilutive. It does not include 763,908 Sponsor Earnout Awards and 10,000,000 OPAL Earnout Awards as their target share price and adjusted EBITDA contingencies have not been met as of September 30, 2022.

The Class D common stock does not participate in the earnings or losses of the Company and are therefore not participating securities. As such, separate presentation of basic and diluted earnings per share of Class D common stock under the two-class method has not been presented.

The following table summarizes the calculation of basic and diluted net loss per share:

	Three Months Ended	Nine Months Ended
	September 30, 2022	September 30, 2022
Net loss attributable to Class A common stockholders	(1,125)	$(1,125)
Less: change in fair value of the put option on the forward purchase agreement	384	384
Diluted Net loss attributable to Class A common stockholders	(1,509)	(1,509)

Weighted average number of shares of Class A common stock - basic	25,671,390	25,671,390
Effect of the dilutive put option on a forward purchase agreement	152,382	152,382
Weighted average number of shares of Class A common stock - diluted	25,823,772	25,823,772
Net loss per share of Class A common stock
Basic	$(0.04)	$(0.04)
Diluted	$(0.06)	$(0.06)

16. Income taxes

As a result of the Company’s up-C structure effective with the Business Combinations, the Company expects to be a tax-paying entity. However, as the Company has historically been loss-making, any deferred tax assets created as a result of net operating losses and other deferred tax assets for the excess of tax basis in the Company’s investment in Opal Fuels would be offset by a full valuation allowance. Prior to the Business Combination, OPAL Fuels was organized as a limited liability company, with the exception of one partially-owned subsidiary which filed income tax returns as a C-Corporation. The Company accounts for its income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amount of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. Judgment is required in determining the provisions for income and other taxes and related accruals, and deferred tax assets and liabilities. In the ordinary course of business, there are transactions and calculations where the ultimate tax outcome is uncertain. Additionally, the Company’s various tax returns are subject to audit by various tax authorities. Although the Company believes that its estimates are reasonable, actual results could differ from these estimates.

For the three and nine months ended September 30, 2022, the Company recorded zero income tax expense. The effective tax rate for the three months ended September 30, 2022 was 0%. The difference between the Company’s effective tax rate for the three and nine months ended September 30, 2022 and the U.S. statutory tax rate of 21% was primarily due to a full valuation allowance recorded on the Company’s net U.S. deferred tax assets. The Company did not record a tax provision for the three and nine months ended September 30, 2021 primarily due to OPAL Fuels’ status as a pass-through entity for U.S. federal income tax purposes. The Company evaluates the realizability of the deferred tax assets on a quarterly basis and establishes a valuation allowance when it is more likely than not that all or a portion of a deferred tax asset may not be realized.

17. Commitments and Contingencies

Letters of Credit

As of September 30, 2022 and December 31, 2021, the Company was required to maintain nine standby letters of credit totaling $9,348 and $9,023, respectively, to support obligations of certain Company subsidiaries. These letters of credit were issued in favor of a lender, utilities, a governmental agency, and an independent system operator under PPA electrical interconnection agreements, and in place of a debt service reserve. There have been no draws to date on these letters of credit.

Purchase Options

The Company has two contracts with customers to provide CNG for periods of seven and ten years, respectively. The customers have an option to terminate the contracts and purchase the Company’s CNG Fueling Station at the customers’ sites for a fixed amount that declines annually.

In July 2015, the Company entered into a ten year fuel sales agreement with a customer that included the construction of a CNG Fueling Station owned and managed by the Company on the customer’s premises. At the end of the contract term, the customer has an option to purchase the CNG Fueling Station for a fixed amount. The cost of the CNG Fueling Station was recorded to Property, plant, and equipment and is being depreciated over the contract term.

Legal Matters

The Company is involved in various claims arising in the normal course of business. Management believes that the outcome of these claims will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

18. Subsequent Events

On October 4, 2022, the Company granted 428,902 restricted stock units for certain eligible employees and board of directors under the OPAL Fuels Inc. 2022 Omnibus Equity Incentive Plan. The aggregate fair value of the grant was $3,405 based on the closing share price of $7.94 on October 3, 2022. The shares will vest in full on October 3, 2023. The amortization of the above grants will be included in the selling, general and administrative expenses in the condensed consolidated statement of operations beginning in the fourth quarter of 2022.

On October 12, 2022, the Company borrowed $12,500 under the OPAL Term Loan.

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

OPAL Fuels Inc.

White Plains, NY

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of OPAL Fuels Inc. (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of operations, changes in members’(deficit) equity, and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Restatement of 2020 and 2019 Consolidated Financial Statements

As discussed in Note 2 to the consolidated financial statements, the accompanying consolidated financial statements as of December 31, 2020 and for each of the two years in the period ended December 31, 2020 have been restated to correct a misstatement.

Related Parties

As discussed in Note 10 “Related Parties” to the consolidated financial statements, OPAL Fuels Inc. and its subsidiaries have entered into significant transactions with Fortistar, LLC, which is a related party. Our opinion is not modified with respect to this matter.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO USA, LLP

We have served as the Company’s auditor since 2016.

Stamford, CT

April 15, 2022, except for the effects of the recapitalization described in Note 1, as to which the date is November 17, 2022

OPAL FUELS INC.

CONSOLIDATED BALANCE SHEETS

(In thousands of dollars except per unit data)

	As of December 31,
	2021(1)	2020
		(Restated) (1)(2)
Assets
Current assets:
Cash and cash equivalents (includes $1,991 and $5,088 at December 31, 2021 and December 31, 2020, respectively, related to consolidated VIEs)	$39,314	$12,823
Accounts receivable, net (includes $40 and $— at December 31, 2021 and December 31, 2020, respectively, related to consolidated VIEs)	25,391	22,002
Fuel tax credits receivable	2,393	2,276
Contract assets	8,484	5,524
Parts inventory	5,143	4,244
Environmental credits held for sale	386	545
Prepaid expense and other current assets (includes $113 and $— at December 31, 2021 and December 31, 2020, respectively, related to consolidated VIEs)	5,482	2,981
Derivative financial asset, current portion	382	810
Total current assets	86,975	51,205
Capital spares	3,025	3,014
Property, plant, and equipment, net (includes $27,359 and $18,834 at December 31, 2021 and December 31, 2020, respectively, related to consolidated VIEs)	169,770	79,492
Investment in other entities	47,150	25,573
Note receivable	9,200	—
Note receivable - variable fee component	1,656	—
Deferred financing costs	2,370	—
Other long-term asset	489	—
Intangible assets, net	2,861	3,437
Derivative financial asset, non-current portion	—	719
Restricted cash (includes $1,163 and $2,199 at December 31, 2021 and December 31, 2020, respectively, related to consolidated VIEs)	2,740	2,565
Goodwill	54,608	3,453
Total assets	$380,844	$169,458
Liabilities, Redeemable Preferred Units, and Members’ Equity
Current liabilities:
Accounts payable (includes $544 and $864 at December 31, 2021 and December 31, 2020, respectively, related to consolidated VIEs)	$12,581	$8,683
Accounts payable, related party	166	1,579
Fuel tax credits payable	1,978	1,945
Accrued payroll	7,652	2,781
Accrued capital expenses (includes $1,722$— and $3,300 at December 31, 2021 and December 31, 2020, respectively, related to consolidated VIEs)	5,517	3,300
Accrued expenses and other current liabilities (includes $0 and $776 at December 31, 2021 and December 31, 2020, respectively related to consolidated VIEs)	7,220	7,323
Contract liabilities	9,785	4,678
Liability under power sales agreement, current portion	—	260
Senior secured credit facility – term loan, current portion	73,145	4,900
Senior secured credit facility – working capital facility, current portion	7,500	5,182
OPAL term loan, current portion	13,425	—
Sunoma loan, current portion (includes $756 and $— at December 31, 2021 and December 31, 2020, respectively, related to consolidated VIEs)	756	—
Municipality loan, current portion	194	194
Derivative financial liability, current portion	992	1,689
Other current liabilities	374	—
Asset retirement obligation, current portion	831	348
Total current liabilities	142,116	42,862
Asset retirement obligation, non-current portion	4,907	4,537
TruStar revolver credit facility	—	10,000
Senior secured credit facility – term loan, net of debt issuance costs	—	72,256
Senior secured credit facility – working capital facility	—	7,500
OPAL term loan	59,090	—
Convertible note payable	58,710	—
Municipality loan	84	278
Sunoma loan, net of debt issuance costs (includes $16,199 and $470 at December 31, 2021 and December 31, 2020, respectively, related to consolidated VIEs)	16,199	470
Other long-term liabilities	4,781	—
Derivative financial liability, non-current portion	—	1,096
Total liabilities	285,887	138,999
Commitments and contingencies (Note 20)
Redeemable preferred non-controlling interests	30,210	—
Redeemable non-controlling interests	63,545	23,760
Stockholders’ equity (1)
Class D common stock, $0.0001 par value, 154,309,729 shares authorized as of September 30, 2022; 144,399,037 issued and outstanding at December 31, 2021 and 2020	14	14
Retained earnings	—	—
Total Stockholders’ equity attributable to the Company	14	14
Non-controlling interest in subsidiaries	1,188	6,685
Total stockholders’ equity	1,202	6,699
Total liabilities, Redeemable preferred, Redeemable non-controlling interests and Stockholders’ equity	$380,844	$169,458

(1)	Retroactively restated for the reverse recapitalization upon completion of Business Combination as described in Note 1.

(2)	As described in Note 2, Restatement of financial statements to these consolidated financial statements, we have restated the consolidated financial statements for the years ended December 31, 2020 and 2019.

The accompanying notes are an integral part of these consolidated financial statements.

OPAL FUELS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of dollars except per unit data)

	Fiscal Years Ended
	December 31,
	2021	2020	2019
		(Restated)(1)	(Restated)(1)
Revenues:
RNG fuel	$70,360	$11,545	$8,977
Renewable power	45,324	51,250	55,682
Fuel station service	50,440	54,911	55,043
Total revenues, net	166,124	117,706	119,702
Operating expenses:
Cost of sales – RNG fuel	41,075	7,376	5,156
Cost of sales – Renewable power	31,152	37,755	38,714
Cost of sales – Fuel station service	42,838	45,037	47,102
Selling, general, and administrative	29,380	20,474	17,795
Depreciation, amortization, and accretion	10,653	8,338	8,031
Impairment of assets	—	17,689	—
Gain on termination of PPA	—	(1,292)	—
Loss on sale/disposal of assets	—	165	(2,051)
Total expenses	155,098	135,542	114,747
Operating income (loss)	11,026	(17,836)	4,955
Other income (expenses):
Interest and financing expense, net	(7,467)	(6,655)	(8,026)
Realized and unrealized gain (loss) on derivative financial instruments, net	99	(2,197)	(1,691)
Gain on acquisition of equity method investment	19,818	—	—
Gain on deconsolidation of VIEs	15,025	—	—
Gain on PPP loan forgiveness	—	1,792	—
Income (loss) from equity method investments	2,268	(475)	(487)
Net income (loss)	40,769	(25,371)	(5,249)
Paid-in-kind preferred dividends	210	—	—
Net loss attributable to non-controlling interests	(804)	(13)	—
Net income (loss) attributable to Redeemable non-controlling interests (2)	$41,363	$(25,358)	$(5,249)

(1)

As described in Note 2, Restatement of financial statements to these consolidated financial statements, we have restated the consolidated financial statements for the years ended December 31, 2020 and 2019.

(2)	Retroactively restated for the reverse recapitalization upon completion of Business Combination as described in Note 1. Net income (loss) per share information has not been presented for the years ended December 31, 2021, 2020 and 2019 as there are no common shares outstanding upon retroactive restatement resulting from Business Combination as described in Note 1.

The accompanying notes are an integral part of these consolidated financial statements.

OPAL FUELS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE NON-CONTROLLING INTEREST, REDEEMABLE PREFERRED NON-CONTROLLING INTEREST AND STOCKHOLDERS’ (DEFICIT) EQUITY

(In thousands of U.S. dollars, except per unit data)

	Legacy Common Units		Class D common stock		Retained	Non-redeemable non-controlling	Total Stockholders’	Redeemable preferred non-controlling	Redeemable non-controlling
	Units	Amount	Shares	Amount	earnings	interests	Equity (1)	interests (1)	interests (1)
December 31, 2018, as previously reported	986	$(7,418)	—	$—	$2,133	$—	$(5,285)	$—	$—
Adjustments (1)	—	—	—	—	3,078	—	3,078	—	—
As restated	986	(7,418)	—	—	5,211	—	(2,207)	—	—
Retroactive application of recapitalization (2)	(986)	7,418	142,377,450	14	(5,211)	—	2,221	—	(2,221)
December 31, 2018, as adjusted	—	—	142,377,450	14	—	—	14	—	(2,221)
Net loss	—	—	—	—	—	—	—	—	(5,249)
Contributions from redeemable non-controlling interests	—	—	—	—	—	—	—	—	30,057
Distributions to redeemable non-controlling interests	—	—	—	—	—	—	—	—	(404)
Stock-based compensation	—	—	—	—	—	—	—	—	315
December 31, 2019	—	—	142,377,450	14	—	—	14	—	22,498
Net loss	—	—	—	—	—	(13)	(13)	—	(25,358)
Issuance of non-redeemable non-controlling interest	—	—	—	—	—	6,698	6,698	—	1,834
Contributions from redeemable non-controlling interests	—	—	—	—	—	—	—	—	15,128
Distributions to redeemable non-controlling interests	—	—	—	—	—	—	—	—	(852)
Stock-based compensation	—	—	—	—	—	—	—	—	510
Assignment of related party loan and line of credit	—	—	—	—	—	—	—	—	10,000
December 31, 2020	—	—	142,377,450	14	—	6,685	6,699	—	23,760
Net loss	—	—	—	—	—	(804)	(804)	—	41,573
Issuance of non-redeemable non-controlling interest	—	—	—	—	—	56,231	56,231	—	3,158
Issuance to Redeemable preferred non-controlling interest	—	—	—	—	—	(29,913)	(29,913)	30,000	(87)
Acquisition of non-controlling interest (3)	—	—	—	—	—	(332)	(332)	—	(9,124)
Contributions from redeemable non-controlling interests	—	—	—	—	—	—	—	—	7,531
Distributions to redeemable non-controlling interests							—	—	(3,695)
Deconsolidation of entities (4)	—	—	—	—	—	(30,679)	(30,679)	—	—
Stock-based compensation	—	—	—	—	—	—	—	—	639
Paid-in-kind preferred dividends	—	—	—	—	—	—	—	210	(210)
December 31, 2021	—	$—	142,377,450	$14	$—	$1,188	$1,202	$30,210	$63,545

(1)	As described in Note 2, Restatement of financial statements to these consolidated financial statements, we have restated the consolidated financial statements for the years ended December 31, 2020 and 2019.
(2)	Retroactively restated for the reverse recapitalization upon completion of Business Combination as described in Note 1.

(3)	As of December 31, 2021, two of our RNG facilities, Pine Bend and Noble Road ( defined below) were deconsolidated and accounted for under equity method as per ASC 323. Please refer to Note 6, Investment in Other Entities and Note 17, Variable Interest Entities for additional information.

(4)	On November 29, 2021, the Company issued 300,000 redeemable preferred units to Hillman RNG Investments LLC (“Hillman”) in exchange for its contributions as non-controlling interests in four RNG facilities. Please see Note 1, Description of Business for additional information.

OPAL FUELS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of dollars)

	December 31,
	2021	2020	2019
		(Restated)(1)	(Restated)(1)
Cash flows from operations:
Net income (loss)	$40,769	$(25,371)	$(5,249)
Adjustments to reconcile Net income (loss) to net cash provided by operating activities:
(Income) loss from equity method investments	(2,268)	475	487
(Recovery) provision for bad debts	—	(600)	600
Provision for inventory obsolescence	—	58	(30)
Depreciation and amortization	10,078	8,150	7,854
Amortization of deferred financing costs	1,085	877	820
Amortization of PPA liability	(260)	(295)	(294)
Accretion expense related to asset retirement obligations	575	188	177
Stock-based compensation	639	510	315
Paid-in-kind interest income	(406)	—	—
Paid-in-kind interest expense	3,300	—	—
Unrealized (gain) loss on derivative financial instruments	(645)	2,226	2,249
Gain on acquisition of equity method investment	(19,818)	—	44
Gain on deconsolidation of VIEs	(15,025)	—	—
Write-off of capitalized development costs	—	84	—
Loss (gain) on sale/disposal of assets	—	165	(2,052)
Gain on termination of PPA	—	(1,292)	—
Gain on PPP loan forgiveness	—	(1,792)	—
Impairment of assets	—	17,689	—
Noncash transfer of equipment to construction expense	—	—	262
Change in operating assets and liabilities:
Accounts receivable	(2,944)	(1,169)	10,651
Fuel tax credits receivable	(117)	2,642	(4,917)
Capital spares	155	27	197
Parts inventory	(899)	(513)	(702)
Environmental credits held for sale	159	(545)	—
Prepaid expense and other current assets	(2,928)	(896)	36
Contract assets	(2,960)	548	(350)
Accounts payable	2,559	744	(6,160)
Accounts payable, related party	(1,413)	(1,207)	(505)
Fuel tax credits payable	33	(1,717)	3,662
Accrued payroll	4,864	986	(359)
Other liabilities – current and non-current	699	—	(712)
Accrued expense and other current liabilities	(1,483)	138	—
Contract liabilities	5,107	2,177	(1,686)
Net cash provided by operating activities	18,856	2,287	4,338
Cash flows from investing activities:
Purchase of property, plant, and equipment	(89,646)	(24,940)	(5,469)
Purchase of intellectual property	—	—	(43)
Purchase of capital spares	—	(50)	(128)
Cash paid for investment in other entity	(1,570)	—	(27,791)
Purchase of note receivable	(10,450)	—	—

OPAL FUELS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

(In thousands of dollars)

	December 31,
	2021	2020	2019
		(Restated)(1)	(Restated)(1)
Cash acquired from business acquisition	1,975	—	—
Deconsolidation of VIEs, net of cash	(21,208)	—	—
Proceeds from termination of PPA	—	1,850	—
Proceeds from disposal of plant and equipment	—	109	3,179
Distributions received from equity method investment	3,695	852	404
Net cash used in investing activities	(117,204)	(22,179)	(29,848)
Cash flows from financing activities:
Proceeds from line of credit – affiliate	—	—	3,000
Proceeds from line of credit	—	5,200	1,300
Repayment of line of credit	—	(500)	(1,200)
Proceeds from OPAL term loan	75,000	—	—
Proceeds from Sunoma loan	15,679	—	—
Proceeds from notes payable and long-term debt, net	—	674	—
Financing costs paid to other third parties	(3,607)	(221)	—
Repayment of Senior secured facility – term loan	(4,901)	(8,106)	(7,906)
Repayment of Senior secured facility – working capital facility	(5,182)	—	—
Repayment of Municipality loan	(194)	(194)	(194)
Repayment of Trustar revolver facility	(10,000)	—	—
Proceeds from PPP loan	—	1,792	—
Acquisition of non-controlling interest	(5,000)	—	—
Proceeds from sale of non-controlling interest	21,579	8,532	—
Contributions from non-controlling interest	7,804	—	—
Proceeds from sale of non-controlling interest, related party	16,639	—	—
Contributions from non-controlling interest, related party	13,361	—	—
Distributions to member	(3,695)	(852)	(404)
Contributions from member	7,531	15,128	30,057
Net cash provided by financing activities	125,014	21,453	24,653
Net increase in cash, cash equivalents, and restricted cash	26,666	1,561	(857)
Cash, cash equivalents, and restricted cash, beginning of year	15,388	13,827	14,684
Cash, cash equivalents, and restricted cash, end of year	$42,054	$15,388	$13,827
Supplemental disclosure of cash flow information:
Interest paid, net of $756 and $0 capitalized, respectively	$4,339	$6,243	$4,622
Noncash investing and financing activities
Fair value of contingent consideration to redeem the non- controlling interest included in other long-term liabilities	$4,456	$—	$—
Paid-in-kind dividend on redeemable preferred units	$210	$—	$—
Issuance of notes payable related to business acquisition, excluding paid-in-kind interest	$55,410	$—	$—
Accrual for purchase of Property, plant and equipment included in Accrued capital expenses and Accounts Payable	$6,205	$3,300	$—
Accrual for deferred financing costs included in Accrued expenses and other current liabilities	$1,379	$—	$—
Assignment of debt to Parent Company	$—	$10,000	$—

(1)	As described in Note 2, Restatement of financial statements to these consolidated financial statements, we have restated the consolidated financial statements for the years ended December 31, 2020 and 2019.

The accompanying notes are an integral part of these consolidated financial statements.

OPAL FUELS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of dollars except per unit data)

1. Description of Business

OPAL Fuels Inc. (including its subsidiaries, (the “Company”) is engaged in the business of producing and distributing renewable natural gas (“RNG”) to power transportation throughout the United States. The Company owns RNG production facilities that are in operation, under construction, and in late-stage development. OPAL Fuels Inc. also constructs, owns and services fueling stations that dispense RNG and compressed natural gas (“CNG”) for vehicle fleets across the country that use RNG and CNG to displace diesel as their transportation fuel. RNG is derived from landfill gas (“LFG”) and dairy digester gas. In addition, the Company owns LFG fueled power plants that sell renewable electricity to public utilities. The Company is a wholly owned subsidiary of OPAL HoldCo LLC (the “Parent”) which, in turn, is an indirect subsidiary of Fortistar LLC (the “Ultimate Parent”).

On May 1, 2021, we completed the acquisition Beacon Acquisition of Beacon RNG LLC (“Beacon”). Beacon extracts and converts methane gas to RNG from two landfills located in western Pennsylvania and sells the extracted gas to public utilities and separately monetizes environmental attributes through sales to third parties. Prior to the acquisition, the Company accounted for its 44.3% interest in Beacon as an equity method investment as the Company had the ability to exercise significant influence, but not control, over the operating and financial policies of Beacon’s operations. See Note 5 Acquisition, for more information.

On November 29, 2021, the Company amended its limited liability agreement (“LLCA”) which converted the outstanding membership interests into 986 common units. Therefore, the earnings per unit has been presented retrospectively for all periods presented in the consolidated financial statements. See Note 3, Summary of Significant Accounting Policies, for additional information.

Hillman RNG Investments LLC (“Hillman”), an affiliate of the Ultimate Parent, made a combined $30,000 of capital contributions from August to November 2021 in four individual RNG projects that the Company is developing and constructing. On November 29, 2021, the Company entered into an exchange agreement with Hillman whereby Hillman exchanged its ownership interests in the four RNG projects of $30,000 into 300,000 series A-1 preferred units at par value of $100 per unit and 1.4% of the common units in the Company. See Note 3, Summary of Significant Accounting Policies, and Note 18 Redeemable Preferred Units and Equity, for additional information.

On November 29, 2021, we signed two agreements with NextEra Energy (“NextEra”). NextEra agreed to invest up to $100,000 in Series A preferred units of the Company. The Company is allowed to draw down the $100,000 in whole or in increments until June 30, 2022. The Company did not issue any preferred units as of December 31, 2021. Additionally, the Company also entered into a purchase and sale agreement with NextEra for the environmental attributes generated by the RNG Fuels business. Under this agreement, the Company will sell a minimum of 90% of the environmental attributes generated and will receive net proceeds based on the ultimate sale price to a third party less a specified discount. A specified volume of environmental attributes sold per quarter will incur a small fee per environmental attribute in addition to the specified discount. The agreement is effective beginning first quarter of 2022.

On December 2, 2021, the Company signed a business combination agreement (“BCA”) with ArcLight Clean Transition Corp. II, a NASDAQ publicly traded special purpose acquisition company. The business combination agreement values OPAL at an enterprise value of $1.75 billion. Upon closing, the Company is expected to be listed on the NASDAQ exchange under the ticker symbol “OPL”. The transaction includes a $125,000 fully committed common stock PIPE (private investment in public equity) at $10.00 per share anchored by a $25,000 investment by NextEra.

On December 10, 2021, the Company entered into a settlement agreement with the landfill owner of one of the Company’s RNG projects involving the timing of RIN royalty payments amounting to $10,951 as of October 31, 2021. As part of this agreement, the Company agreed to pay the accrued and outstanding balance of royalty payments of $10,951 to the landfill owners and the landfill owner reimbursed the Company $6,253 as a reimbursement towards costs the Company previously incurred to purchase equipment at the landfill site. The Company recorded $4,740 as

OPAL FUELS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of dollars except per unit data)

1. Description of Business (cont.)

a reduction of the Property, plant and equipment which represents the net book value of the equipment and $1,513 as a reduction of Selling, general and administrative expenses in the consolidated statement of operations for the year ended December 31, 2021. In addition, a new gas rights agreement was negotiated which is not subordinated to any debt service and under which RIN royalty payments would be made on a monthly basis going forward. As part of the settlement, the Company and GFL Renewables LLC have also entered into a new 50/50 joint venture through the formation of Emerald RNG LLC and Sapphire RNG LLC and this joint venture is planning to convert an existing electric facility into an RNG facility. and build a new RNG facility, respectively.

COVID-19 Impact

In March 2020, the World Health Organization categorized the Coronavirus Disease 2019 (“COVID-19”) as a pandemic and the President of the United States declared the COVID-19 outbreak as a national emergency. Management considered the impact of COVID-19 on the assumptions and estimates used and determined that, because the Company was deemed to be an essential business by the U.S. government and incurred neither layoffs of personnel nor a decline in its customer base or business operations, there was no material adverse impact on the Company’s statement of position and result of operations as of, and for the year ended December 31, 2021.

On March 27, 2020, the “Coronavirus Aid, Relief, and Economic Security (CARES) Act” was signed into law. The CARES Act appropriated funds for the Small Business Administration Paycheck Protection Program (“PPP”) loans that are forgivable in certain situations to promote continued employment. In May 2020, the Company received a loan of $1,792 under the PPP. At the time the Company applied for this loan, there was considerable uncertainty as to the impact of the pandemic on the Company’s operations as well as the U.S. economy in general. The full amount of this PPP loan was forgiven in November 2020. As of December 31, 2021, no amounts were outstanding.

The future impact of the COVID-19 pandemic on the Company’s business will depend on a number of factors, including, but not limited to, the duration and severity of the pandemic and its impact on our customers, all of which are uncertain and cannot be predicted. As of the date of issuance of these consolidated financial statements, the extent to which the COVID-19 pandemic may impact the Company’s financial condition, liquidity, or results of operations is uncertain.

Liquidity and Capital Resources

In August 2014, the Financial Accounting Standards Board (“FASB”) issued ASU 2014-15, Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. Under the new standard, management must evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. This evaluation initially does not take into consideration the potential mitigating effect of management’s plans that have not been fully implemented as of the date the financial statements are issued. When substantial doubt exists under this methodology, management evaluates whether the mitigating effect of its plans sufficiently alleviates substantial doubt about the Company’s ability to continue as a going concern. The mitigating effect of management’s plans, however, is only considered if both (1) it is probable that the plans will be effectively implemented within one year after the date that the financial statements are issued, and (2) it is probable that the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued. Generally, to be considered probable of being effectively implemented, the plans must have been approved before the date that the financial statements are issued.

OPAL FUELS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of dollars except per unit data)

1. Description of Business (cont.)

In performing the first step of this assessment, we concluded that the following conditions raise substantial doubt about our ability to meet our financial obligations as they come due within one year after the date that the financial statements are issued.

●	We have history of net losses from our operations excluding certain non-cash gains related to the Beacon step acquisition and deconsolidation of VIEs. We have retained earnings of $15,967 as of December 31, 2021 and cash provided by operating activities of $18,856 for the year ended December 31, 2021.

●	Our cash balance as of December 31, 2021 was $42,054, out of which $2,740 is restricted.

●	We have $94,988 of our outstanding debt excluding interest repayment due on Sunoma loan coming due in 2022 which is reflected in our working capital deficit of $55,141.

●	We also considered our projected capital expenditures to fund our growth plans.

In performing the second step of this assessment, we are required to evaluate whether our plans to mitigate the above conditions alleviate the substantial doubt about our ability to meet our obligations as they become due within one year after the date of financial statements are issued. We list below our plans to alleviate the substantial doubt

(1)	An existing below-market contract for the sale of environmental credits generated by Beacon RNG LLC ended in August 2020. In addition, in May 2021, we acquired the remaining interests in Beacon RNG LLC by issuing a $50,000 convertible note to our joint venture partner. Beginning in 2022 and beyond, we anticipate a significant increase in revenues and resulting cash flows from operating activities from the operation of this facility.

(1)	We have closed on a delayed draw term loan, OPAL term loan for an aggregate amount of $125,000 with a syndicate of lenders, led by Bank of America as book runner and agent. $90,000 was available at closing and the remaining $35,000 becomes available in third quarter of 2022 as three more facilities become operational. Pursuant to the closing of the facility, we drew down $75,000 in October 2021 and an additional $15,000 in February, 2022. The three RNG facilities are expected to be operational by July 2022 at which time we will have remaining $35,000 available for us to draw from this term loan.

●	We have closed a preferred equity investment of $100,000 with NextEra. The $100,000 is available for us at our discretion to be drawn in $10,000 minimum increments through June 30, 2022. We have drawn $25.0 million under this capital raise in March 2022.

●	We have announced a business combination with ArcLight Clean Transition Corp II, a SPAC that trades on the NASDAQ under the ticker “ACTD”. We expect to raise net proceeds of approximately $391,352, after associated transaction costs, assuming no redemptions and $105,364 assuming maximum redemptions in which maximum 28,698,800 Arclight Clean Transition Corp II Class A ordinary shares are redeemed. Additionally, we raised a PIPE investment of $125,000 which would be available for us upon the closing of the proposed business combination.

●	A significant portion of our projected revenues for 2022 are already under existing fixed contract arrangements.

●	We have ability to postpone our uncommitted capital expenditures without significantly impacting our revenue generation capabilities for the upcoming 12 months from the date of the financial statements are issued.

●	We believe that we would be able to pay the debt coming due in 2022 with the availability under the existing facilities together with the cash on hand and cash flows from operations.

OPAL FUELS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of dollars except per unit data)

1. Description of Business (cont.)

We acknowledge that we face a challenging competitive environment and we continue to focus on our overall profitability and manage our extensive growth plans. We believe that the actions taken in 2021 with capital raises, the proposed business combination and significant growth in the projected cash flows from operating activities are probable of occurring and mitigate the substantial doubt raised and we believe we will be able to satisfy our liquidity needs 12 months from the date of the issuance of the financial statements. However, we cannot predict, with certainty, the outcomes of our actions to generate liquidity including consummation of the contemplated business combination. Further, any decrease in demand for our products or our ability to manage our production facilities, could impact our ability to fund our operations and meet the obligations under the existing debt facilities as they come due and meet the debt covenants.

To fuel future growth, we may seek additional capital through equity offerings or debt financings. The amount and timing of our future funding requirements will depend on many factors, including the pace and results of our project development efforts. We may be unable to obtain any such additional financing on acceptable terms or at all. Our ability to access capital when needed is not assured and, if capital is not available when, and in the amounts, needed, we could be required to delay, scale back or abandon some or all of our development programs and other operations, which could materially harm our business, prospects, financial condition, and operating results.

The accompanying consolidated financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The accompanying consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from uncertainty related to our ability to continue as a going concern.

Business Combination

On July 21, 2022, ArcLight filed a notice of deregistration with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and filed a certificate of incorporation and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which ArcLight was domesticated and continued as a Delaware corporation (the “Domestication”). Pursuant to the Domestication, (i) each outstanding Class B ordinary share, par value $0.0001 per share of ArcLight was automatically converted, on a one-for-one basis, into a Class A ordinary share, par value $0.0001 per share (the “Class A ordinary shares”), of ArcLight; (ii) each issued and outstanding Class A ordinary share (including Class A ordinary shares resulting from the conversion of Class B ordinary shares into Class A ordinary shares) was automatically converted, on a one-for-one basis, into a share of the Company’s Class A common stock, par value $0.0001 per share; (iii) each issued and outstanding whole warrant to purchase Class A ordinary shares of ArcLight automatically converted into a warrant to acquire one share of the Company’s Class A common stock at an exercise price of $11.50 per share (“OPAL Warrant”); and (iv) each issued and outstanding unit of ArcLight that had not been previously separated into the underlying Class A ordinary shares of ArcLight and the underlying warrants of ArcLight upon the request of the holder thereof prior to the Domestication was cancelled and entitled the holder thereof to one share of the Company’s Class A common stock and one-half of one OPAL Warrant.

In connection with consummation of the Business Combination, the events summarized below, among others, occurred:

●	OPAL Fuels and its existing members caused OPAL Fuels’ existing limited liability company agreement to be amended and restated and in connection therewith, all of the common units of OPAL Fuels issued and outstanding immediately prior to the closing were re-classified into 144,399,037 Class B common units ( “Class B Units”) of OPAL Fuels. The Company accounts for these Class B units as Redeemable non-controlling interests in its condensed consolidated financial statements. Each Class B unit is paired with 1 non-economic share of Class D common stock issued by the Company.

●	ArcLight (i) contributed to OPAL Fuels $138,850 in cash net of transaction expenses of $9.7 million, representing the sum of cash in the trust account after giving effect to the exercise of redemption rights by any Arclight shareholders plus the aggregate proceeds of the PIPE investment received and (ii) issued to OPAL Fuels 144,399,037 shares of Class D common stock of the Company, par value $0.0001 per share; (ii) issued 11,080,600 shares of the Company’s Class A common stock to the PIPE investors at $10.0 per share, par value $0.0001 per share and (iii) issued 3,059,533 shares of the Company’s Class A common stock to ARCC Beacon LLC (“Ares”);

OPAL FUELS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of dollars except per unit data)

●	OPAL Fuels issued 25,671,390 Class A Units of OPAL Fuels to the Company; and

●	The Company contributed to OPAL Fuels, and OPAL Fuels in turn distributed to pre-closing members of OPAL Fuels, 144,399,037 shares of Class D common stock, par value $0.0001 per share (such shares of Class D common stock do not have any economic value but entitle the holder thereof to five votes per share).

The Business Combination was accounted for as a reverse recapitalization as OPAL Fuels was determined to be the accounting acquirer under Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 805, Business Combinations. OPAL HoldCo held a controlling financial interest in OPAL Fuels prior to the closing date. At transaction close, OPAL HoldCo obtained a controlling financial interest in the Company and indirectly retained control over OPAL Fuels through the Company. OPAL HoldCo did not relinquish control over OPAL Fuels during the transaction, instead it affected a transfer of a controlled subsidiary (i.e., OPAL Fuels) to a newly-controlled subsidiary (i.e., OPAL Fuels Inc) and in exchange for issuing Class A common units of OPAL Fuels for the net assets of the Company. As there was no change in control, OPAL Fuels has been determined to be the accounting acquirer. Under this method of accounting, ArcLight is treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the transaction is treated as the equivalent of OPAL Fuels issuing stock for the net assets of ArcLight, accompanied by a recapitalization. The net assets of ArcLight are stated at historical cost, with no goodwill or other intangible assets recorded. Results of operations prior to Business Combination are presented as belonging to OPAL Fuels in future reports of the combined entity. The components of Stockholders’ equity have been retroactively restated reflecting the reverse recapitalization. The name of the Company was retroactively changed from OPAL Fuels LLC to OPAL Fuels Inc.

2. Restatements of Financial Statements

Our consolidated balance sheet as of December 31, 2020, consolidated statements of operations for the years ended December 31, 2020 and 2019, consolidated statements of changes in stockholders’ equity (deficit) as of December 31, 2020, 2019 and 2018 and consolidated statements of cash flows for the years ended December 31, 2020 and 2019 have been restated for certain errors made with regard to accounting for certain commodity swap agreements which the Company entered into in December 2018 and November 2019, recording of certain invoices related to construction in progress in the wrong period and for the gross up of revenue for certain federal and state taxes collected by the Company on behalf of the customer, which the Company subsequently remitted to the government.

Restatement relating to commodity swap contracts

In December 2018, the Company signed an amendment to an existing power purchase agreement (“PPA”) which converted the PPA into a swap structure whereby the Company was able to sell the capacity separately and schedule the sale of electricity independent of the PPA. Post the amendment and conversion to a swap, the counterparty agreed to pay the Company the difference between the market price collected from the sale of the electricity and the contract price in the PPA. The contract was expected to be net settled in cash on a monthly basis. Please see Note 12 Derivative Financial Instruments for additional information.

In November 2019, the Company entered into an International Swaps and Derivatives Association(“ISDA”) agreement pursuant to which, the Company entered into a commodity swap contract for a notional quantity of 87,720 MWh at 5MWh per hour for a period of two years — 2020 and 2021 at a fixed contract price of $35.75 per MWh. The swap was expected to be net settled in cash on a monthly basis. Please see Note 12 Derivative Financial Instruments for additional information.

The Company recorded $1,382, $1,129 and nil of realized gain on the above swap arrangements as part of Revenues in its consolidated statements of operations for the years ended December 31, 2020, 2019 and 2018. The Company previously reported this gain as part of Revenues in the Statement of Operations but the gain was not properly disclosed in the notes to the financial statements.

OPAL FUELS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of dollars except per unit data)

2. Restatements of Financial Statements (cont.)

The Company concluded that these two contracts were economic hedges against market price volatility and are considered as derivatives under ASC 815 Derivatives and Hedging, which required the Company to record mark to market unrealized gain (loss) in its consolidated statements of operations and a corresponding asset or liability for the remaining contract period on the consolidated balance sheets as of and for the years ended December 31, 2020, 2019 and 2018.

The Company did not record an unrealized loss of $1,175 and $373 for the years ended December 31, 2020 and 2019 respectively and unrealized gain of $3,078 for the year ended December 31, 2018 in its consolidated statements of operations and a corresponding asset on its consolidated balance sheets of $1,529, $2,705 and $3,078 as of December 31, 2020, 2019 and 2018. Additionally, the Company did not make the relevant footnote disclosures for the swap arrangements in its financial statements for the years ended December 31, 2020 and 2019.

Restatement relating to taxes collected on behalf of customers

The Company collects federal and state taxes on its revenues generated from customers in our RNG Fuel Dispensing segment and remits the same to the government subsequently. The Company concluded that these taxes should be presented on a net basis in Revenues-RNG fuel in its consolidated statements of operations. Therefore, the Company restated its revenues and cost of sales by $1,172 and $460 for the years ended December 31, 2020 and 2019. This adjustment did not have any impact on net loss reported for both the years.

Restatement relating to recording of invoices in the wrong period

The Company recorded certain invoices from the contractor of a construction project in the first quarter of 2021 for which the services were performed in December 2020. The total amount that should have been recorded as part of its Property, plant and equipment as of December 31, 2020 was $3,300 and a corresponding increase in accrued capital expenses. The missing accrual also resulted in incorrect disclosures related to non-controlling interest, supplementary cash flow information and VIEs. This adjustment did not have any impact on net loss reported for the year ended December 31, 2020.

The information in the following tables shows the effect of the restatement on each affected financial statement line item:

CONSOLIDATED BALANCE SHEET

	As of December 31, 2020
	As previously
	reported	Adjustment	Restated

Derivative financial asset – current portion	$—	$810	$810
Total current assets	50,395	810	51,205
Derivative financial asset – non-current portion	—	719	719
Property, plant and equipment, net	76,192	3,300	79,492
Total assets	164,629	4,829	169,458
Accrued capital expenses	—	3,300	3,300
Total liabilities	—	3,300	3,300
Retained deficit	(26,925)	1,529	(25,396)
Total stockholders’ equity	28,930	1,529	30,459
Total liabilities and stockholders’ equity	164,629	4,829	169,458

OPAL FUELS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of dollars except per unit data)

2. Restatements of Financial Statements (cont.)

CONSOLIDATED BALANCE SHEET

	As of December 31, 2019
	As previously
	reported	Adjustment	Restated
Derivative financial asset – current portion	$—	$1,001	$1,001
Total current assets	47,951	1,001	48,952

Derivative financial asset – non-current portion	—	1,704	1,704
Total assets	165,713	2,705	168,418

Retained deficit	(2,743)	2,705	(38)
Total stockholders’ equity	19,807	2,705	22,512

Total liabilities and stockholders’ equity	165,713	2,705	168,418

CONSOLIDATED STATEMENT OF OPERATIONS

	Fiscal Year Ended December 31, 2020
	As previously
	reported	Adjustment	Restated
Revenues
Renewable power	$52,426	$(1,176)	$51,250

RNG fuel	12,717	(1,172)	$11,545
Total revenues	120,054	(2,348)	117,706

Cost of sales – RNG fuel	8,548	(1,172)	7,376
Total expenses	136,714	(1,172)	135,542

Operating loss	(16,660)	(1,176)	(17,836)
Net loss	(24,195)	(1,176)	(25,371)

CONSOLIDATED STATEMENT OF OPERATIONS

	Fiscal Year Ended December 31, 2019
	As previously
	reported	Adjustment	Restated
Revenues
Renewable power	$56,055	$(373)	$55,682

RNG fuel	9,437	(460)	$8,977
Total revenues	120,535	(833)	119,702

Cost of sales – RNG fuel	5,616	(460)	5,156
Total expenses	115,207	(460)	114,747

Operating income	5,328	(373)	4,955
Net loss	(4,876)	(373)	(5,249)

CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE PREFERRED UNITS AND STOCKHOLDERS’ EQUITY (DEFICIT)

	As of December 31, 2020
	As previously
	reported	Adjustment	Restated
Retained deficit	$(26,925)	$1,529	$(25,396)
Non-controlling interest	6,342	343	6,685

Total equity	28,930	1,529	30,459

OPAL FUELS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of dollars except per unit data)

2. Restatements of Financial Statements (cont.)

CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE PREFERRED UNITS AND STOCKHOLDERS’ EQUITY (DEFICIT)

	As of December 31, 2019
	As previously
	reported	Adjustment(1)	Restated
Retained deficit	$(2,743)	$2,705	$(38)
Total equity	19,807	2,705	22,512

(1)	Includes $3,078 adjustment to opening retained earnings as of December 31, 2018.

CONSOLIDATED STATEMENT OF CASH FLOWS

	Fiscal Year Ended December 31, 2020
	As previously
	reported	Adjustment	Restated(1)
Net loss	$(24,195)	$(1,176)	$(25,371)
Adjustments to reconcile net loss to net cash provided by operating activities

Unrealized loss on derivative financial instruments	1,050	1,176	2,226

(1)	Restatement also includes $3,300 included in the Supplementary cash flow information as accrued expenses for purchase of Plant, property and equipment.

CONSOLIDATED STATEMENT OF CASH FLOWS

	Fiscal Year Ended December 31, 2019
	As previously
	reported	Adjustment	Restated
Net loss	$(4,876)	$(373)	$(5,249)
Adjustments to reconcile net loss to net cash provided by operating activities

Unrealized loss on derivative financial instruments	1,876	373	2,249

VIE DISCLOSURE ON THE BALANCE SHEET (in parenthesis)

	As of December 31, 2020
	As previously
	reported	Adjustment	Restated
Cash and cash equivalents	$5,088	$—	$5,088
Property, plant, and equipment, net	15,534	3,300	18,834

Restricted cash	2,199	—	2,199
Accounts payable	864	—	864

Accrued expenses and other current liabilities	776	—	776
Accrued capital expenses		3,300	3,300

Sunoma loan	$470	$—	$470

OPAL FUELS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of dollars except per unit data)

3. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The Company was formed in December 2020 as a wholly owned subsidiary of the Parent. On December 31, 2020, the Ultimate Parent and certain of its affiliated entities contributed their ownership interests in the following legal entities to the Company in a common control reorganization: TruStar Energy Holdings LLC (“Trustar”), Fortistar RNG LLC (“Fortistar RNG”), Fortistar Methane 3 Holdings LLC (“FM3 Holding”), Fortistar Methane 3 LLC (“FM3”), Fortistar Contracting LLC ( “Fortistar Contracting”) and Fortistar Methane 4 LLC (“FM4”). The Company accounted for the transfer of ownership interests in accordance with ASC 805-50, Transaction Between Entities Under Common Control. The Company’s receipt of these interests were recognized at the Ultimate Parent’s historical basis of accounting at the date of transfer. For presentation purposes, the consolidated financial statements of the Company have been adjusted to combine the previously separate entities to reflect the transaction as if it had occurred as of the earliest period presented under common control.

These consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and include the accounts of the Company and all other entities in which the Company has a controlling financial interest: FM3 Holding, FM3,FM4, Sunoma Holdings, LLC (“Sunoma”), New River LLC (“New River”), Central Valley LLC (“Central Valley”), Fortistar Contracting, Fortistar RNG, and TruStar. The Company’s consolidated financial statements include the assets and liabilities of these subsidiaries. All intercompany transactions and balances have been eliminated in consolidation. The non-controlling interest attributable to the Company’s variable interest entities (“VIE”) are presented as a separate component from OPAL Fuels Inc. stockholders’ equity in the consolidated balance sheets and as a non-controlling interest in the consolidated statements changes in stockholders’ equity. The Company’s consolidated financial statements reflect the activities of the Company, its subsidiaries, and its equity method investments for the years ended December 31, 2021 and December 31, 2020.

Variable Interest Entities

Our policy is to consolidate all entities that we control by ownership of a majority of the outstanding voting stock. In addition, we consolidate entities that meet the definition of a variable interest entity (“VIE”) for which we are the primary beneficiary. The Company applies the VIE model from ASC 810 when the Company has a variable interest in a legal entity not subject to a scope exception and the entity meets any of the five characteristics of a VIE. The primary beneficiary of a VIE is considered to be the party that both possesses the power to direct the activities of the entity that most significantly impact the entity’s economic performance and has the obligation to absorb losses or the rights to receive benefits of the VIE that could be significant to the VIE. To the extent a VIE is not consolidated, the Company evaluates its interest for application of the equity method of accounting. Equity method investments are included in the consolidated balance sheets as “Investments in other entities.” As of December 31, 2021, the Company held equity interests in five VIEs: Sunoma, GREP BTB Holdings LLC (“GREP”), Emerald RNG LLC (“Emerald”), Sapphire RNG LLC (“Sapphire”) and Central Valley. GREP has been presented as an equity method investment and the remaining four VIEs Sunoma, Emerald, Sapphire and Central Valley are consolidated by the Company. As of December 31, 2021, there was no activity in Emerald and Sapphire. As of December 31, 2020, the Company held equity interests in two VIEs, Sunoma and Pine Bend RNG LLC (“Pine Bend”) both of which were consolidated by the Company. As of December 31, 2019, the Company did not hold interest in a VIE.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

OPAL FUELS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of dollars except per unit data)

3. Summary of Significant Accounting Policies (cont.)

Emerging Growth Company Status

The JOBS Act permits an emerging growth company (“EGC”) to make an election to adopt new or revised financial accounting standards on either a public company requirement timeframe or private company requirement timeframe during a five year transition period while EGC status remains in effect, and so long as the company has not “opt-out” of the private company option. As a qualified EGC, the Company has elected to adopt financial accounting standards on a private company requirement timeframe.

Accounting Pronouncements

In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2020-06, Debt with Conversion and Other Options and Derivatives and Hedging — Contracts in Entity’s Own Equity which simplified the accounting for convertible instruments. ASU 2020-06 was effective January 1, 2020 for public companies or fiscal years beginning after December 15, 2023 for private companies and those filing under EGC status, with early adoption permitted beginning on January 1, 2021. The Company adopted ASU 2020-06 on January 1, 2021, which did not have a material impact on the consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement, which modified the disclosure requirements on fair value measurements. In January 2017, the FASB issued ASU 2017-04, Intangibles — Goodwill and Other, which simplified the test for goodwill impairment. Neither of these standards have a significant impact on the Company.

In June 2018, the FASB issued ASU 2018-07, Compensation — Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which simplifies the accounting for share-based payments to non-employees by aligning it with the accounting for share-based payments to employees subject to certain exceptions. ASU 2018-07 expands the scope of ASC Topic 718, Compensation-Stock Compensation (“ASC 718”) to include share-based payment transactions for acquiring goods and services from non-employees. This amendment was effective beginning January 1, 2019 for public companies or January 1, 2020 for private companies and those filing under emerging growth company status, with early adoption permitted. The Company adopted ASU 2018-07 on January 1, 2020, which did not have a material impact on our consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses, with the objective of providing financial statement users information about the credit risk inherent in an entity’s financial statements as well as to explain management’s estimate of expected credit losses and the changes in the allowance for such losses. This standard is not yet effective for the Company.

In February 2016, the FASB issued Leases (Topic 842) requiring lessees to record the assets and liabilities for operating leases on the balance sheet. This standard is effective for fiscal years beginning after December 15, 2020, with early adoption permitted. In April 2020, the FASB voted to defer the effective date for Leases for private companies and certain not-for-profit entities for one year. For companies filing under emerging growth company status and private not-for-profits, the leasing standard will be effective for fiscal years beginning after December 15, 2021. The Company is currently evaluating the impact on its financial statements of adopting this standard.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less which are readily convertible to cash when purchased. At times, the Company’s cash investments exceed the levels insured by the Federal Deposit Insurance Corporation. The Company has not experienced any loss in such accounts, and it manages this risk by maintaining cash and other highly liquid investments in high quality financial institutions.

OPAL FUELS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of dollars except per unit data)

3. Summary of Significant Accounting Policies (cont.)

Restricted Cash

Restricted cash held as collateral represents the collateral requirements on our debt facilities. Restricted cash held for standby letters of credit represents cash held for letters of credit on the Company’s Credit Program and PPAs.

	December 31,
	2021	2020	2019
Current assets:
Cash and cash equivalents	$39,314	$12,823	$10,855
Long-term assets:
Restricted cash – held as collateral	2,740	2,565	2,972
Total cash, cash equivalents and restricted cash	$42,054	$15,388	$13,827

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable represent amounts due from the sale of RNG, natural gas, gas transportation, construction contracts, service contracts, environmental attributes, electricity, capacity, and LFG. The accounts receivable are the net estimate realizable value between the invoiced accounts receivable and allowance for doubtful accounts. The Company performs ongoing credit evaluations of its customers’ financial condition to determine and estimate the allowance for doubtful accounts. The accounts receivable are the net estimate of the realizable value between the invoiced accounts receivable and allowance for doubtful accounts. The Company performs ongoing credit evaluations of its customers’ financial condition to determine and estimate the allowance for doubtful accounts. The Company’s allowance for doubtful accounts was $0 and $0 at December 31, 2021 and 2020, respectively.

Fuel Tax Credit Receivable/Payable

On December 20, 2019, the President signed the Taxpayer Certainty and Disaster Relief Act of 2019, which temporarily renewed approximately two dozen credits that previously expired or were set to expire at the end of 2019, including the alternative fuel tax credit. This included the alternative fuel tax credit for fiscal 2018 which had not been renewed previously. This legislation was renewed for the years ended December 30, 2021 and 2020.

At December 31, 2021, the Company accrued federal fuel tax credits of $0.50 per gasoline gallon equivalent of CNG that the Company sold as vehicle fuel in 2021. At December 31, 2021 and 2020, fuel tax credits receivable were $2,393 and $2,276, respectively. Under the terms of its fuel sales agreements with certain of its customers, the Company is obligated to share portions of these tax credits. At December 31, 2021 and 2020, the amounts of fuel tax credits owed to customers were $1,978 and $1,945, respectively. The Company recorded its portion of tax credits earned as a reduction to cost of sales — RNG fuel in the consolidated statements of operations.

Contract Assets

Contract assets consist primarily of costs and estimated earnings in excess of billings and retainage receivables. Costs and estimated earnings in excess of billings represent unbilled amounts earned and reimbursable under construction contracts and arise when revenues have been recognized but amounts are conditional and have yet to be billed under the terms of the contract. Included in costs and estimated earnings in excess of billings are amounts the Company will collect from customers, changes in contract specifications or design, costs associated with contract change orders in dispute or unapproved as to scope or price, or other customer-related causes of unanticipated contract costs. Amounts become billable according to contract terms, which consider the progress on the contracts as well as achievement of certain milestones and completion of specified units of work. Except for claims, such amounts will be billed over the remaining life of the contract.

OPAL FUELS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of dollars except per unit data)

3. Summary of Significant Accounting Policies (cont.)

Contract Liabilities

Contract liabilities consist of billings in excess of costs and estimated earnings, other deferred construction revenue and general provisions for losses, if any. Billings in excess of costs and estimated earnings represent cash collected from customers and billings to customers in advance of work performed. Such unearned project-related costs will be incurred over the remaining life of the contract.

Parts Inventory

Parts inventory, also referred to as supplies inventory, consists of shop spare parts inventory and construction site parts inventory. Inventory is stated at the lower of cost or net realizable value. The substantial amount of inventory is identified, tracked and treated as finished goods. An annual review of inventory is performed to identify obsolete items. The Company’s inventory reserves were $— and $58 as of December 31, 2021 and 2020, respectively. Cost is determined using the average cost method.

Capital Spares

Capital spares consist primarily of large replacement parts and components for the RNG facilities and power plants. These parts, which are vital to the continued operation of the RNG facilities and power plants and require a substantial lead time to acquire, are maintained on hand for emergency replacement. Capital spares are recorded at cost and expensed when placed into service as part of a routine maintenance project or capitalized when part of a plant improvement project.

Property, Plant, and Equipment, net

Property, plant, and equipment are recorded at cost, except for the portion related to asset retirement obligations, which are recorded at estimated fair value at the time of inception. Direct costs related to the construction of assets and renewals and betterments that materially improve or extend the life of the assets are capitalized. Additionally, any interest expense incurred on any outstanding construction loans such as interest on our Sunoma loan is capitalized to the specific project. Replacements, maintenance, and repairs that do not improve or extend the life of the respective assets are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Plant and equipment	5 – 30 years
CNG/RNG Fueling stations	10 – 20 years
Construction in progress	N/A
Buildings	40 years
Land	N/A
Service equipment	5 – 10 years
Leasehold improvements	Shorter of lease term or useful life
Vehicles	7 years
Office furniture and equipment	5 – 7 years
Computer software	3 years
Other	7 years

When plant and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation or amortization is removed, and a gain or loss is recognized in the consolidated statements of operations.

OPAL FUELS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of dollars except per unit data)

3. Summary of Significant Accounting Policies (cont.)

The Company capitalizes costs related to the development and construction of new projects when there is a significant likelihood that the project will be constructed for its intended use. This is determined based on the attainment of certain milestones, including, but not limited to, the receipt of permits; final negotiation of major contracts including gas rights agreements, gas transportation and EPC contracts. Costs incurred prior to this time are expensed.

Equity-Based Compensation Awards

The Ultimate Parent granted equity-based awards to employees in 2020 and 2019 in the form of residual equity interests (“Profits Interests”) in its ownership in various Company subsidiaries. Compensation costs relating to the Profits Interests are recognized in the consolidated statements of operations using a straight-line expense recognition method over a five-year service vesting period based on the fair value of such awards on the grant date. The fair value of the Profit Interests is determined by using the Black-Scholes valuation model and includes assumptions as to the fair value of the stock price, volatility, the expected term of the awards, a risk-free interest rate, a discount for the lack of marketability, and dividend yield. In valuing the award, judgment is required in determining the expected volatility of the Profit Interests and the expected term of the awards. Expected volatility is based on an average of peer group of public companies and the expected term of the Profit Interests is derived from the Company’s historical experience with similar companies for each of the project investments. While volatility and estimated term are assumptions that do not bear the risk of change subsequent to the grant date of the Profit Interests, these assumptions may be difficult to measure, as they represent future expectations which may change in the future. An offsetting contribution to the Company over the same time period is also recognized. The Company estimated the fair value of the awards on the grant date using an option pricing model. To determine volatility, the Company uses the historical closing values of comparable publicly held companies to estimate volatility. The model also uses other objective and subjective factors, such as the estimated time to an exit event, the risk-free rate, and a discount for the lack of marketability. Forfeitures are recognized when they occur. The awards have no maximum term.

The Profits Interests were restructured in December 2020, at which time the residual equity interests are now based on a portion of the Ultimate Parent’s ownership in the Company, rather than in the Ultimate Parent’s ownership interest in Company subsidiaries. In accordance with ASC 718, since the fair value of the residual interest award immediately following the modification was not greater than the fair value of the residual interest award immediately prior to the modification, the Company did not recognize incremental stock based compensation expense on the date of the modification. The Company estimated the fair value of the awards on the modification date using an option pricing model. There were no changes to the service vesting period or other terms of the awards as a result of this modification.

There were no new awards granted during the year ended December 31, 2021.

Major Maintenance

Major maintenance is a component of maintenance expense and encompasses overhauls of internal combustion engines, gas compressors and electrical generators. Major maintenance is expensed as incurred. Major maintenance expense was $5,946, $8,309, and $6,028 in 2021, 2020 and 2019, respectively, and is included in cost of sales — renewable power in the consolidated statements of operations.

Goodwill

Goodwill represents the excess of purchase price of an acquisition over the fair value of net assets acquired in a business combination subject to ASC 805, Business Combinations. Goodwill is not amortized, but the potential impairment of goodwill is assessed at least annually and on an interim basis whenever events or changes in circumstances indicate that the carrying value may not be fully recoverable. Accounting rules require that the Company test at least annually, or more frequently when a triggering event occurs that indicates that the fair value of the reporting unit may be below its carrying amount, for possible goodwill impairment in accordance with the provisions of ASC 350-10. The Company performs its annual test on October 1 of each year.

OPAL FUELS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of dollars except per unit data)

3. Summary of Significant Accounting Policies (cont.)

During 2020, the Company has adopted the provisions of the Financial Accounting Standards Board (FASB) Accounting Standards Update (ASU) 2017-04, Intangibles — Goodwill and Other (Topic 350): Testing Goodwill for Impairment. Under this guidance, the Company performed qualitative test for goodwill on Beacon and Trustar for the year ended December 31, 2021. The Company performed quantitative test for Trustar for the year ended December 31, 2020. As a result of these tests, the Company determined that the fair value of its reporting unit exceeded its carrying value and, thus, the Company determined that goodwill was not impaired.

Intangible Assets and Liabilities

Identifiable intangible assets consist of three PPAs, one fueling station contract, one transmission/distribution interconnection, and the cost of intellectual property all of which are amortized using the straight-line method over the underlying applicable contract periods or useful lives which range from five to twenty years.

Identifiable intangible liabilities consist of an RNG gas sales agreement and two PPAs. The RNG gas sales agreement intangible liability was amortized using the straight-line method over an 18-month contract period and was fully amortized as of December 31, 2020. The PPA intangible liabilities are amortized using the straight-line method over their contract life. Amortization related to these intangible liabilities is included in RNG fuel revenue and Renewable power revenue, respectively, in the consolidated statements of operations.

Deferred Financing Costs

Deferred financing costs include bank loan origination and legal fees, and costs directly related to the Company’s financing activities. These costs have been deferred and will be charged to interest expense using the effective interest method over the term of the loan. These costs are presented as a reduction of long-term debt. At December 31, 2021, the Company recorded $2,370 as deferred financing costs related to business combination contemplated by the BCA, which is presented a non-current Deferred financing costs within its consolidated balance sheet.

Shipping and Handling Costs

Shipping and handling costs are expensed as incurred. Shipping and handling costs are included in cost of sales and were $1,431, $1,001, and $1,005 for the years ended December 31, 2021, 2020, and 2019, respectively.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs are accounted for in selling, general and administrative expense and were $455, $528, and $281 for the years ended December 31, 2021, 2020, and 2019, respectively.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are impaired, the impairment to be recognized is measured by the amount that the carrying amounts of the assets exceed the fair value of the assets. Assets disposed of are reported at the lower of the carrying amount or fair value less selling costs. Impairment expense was $0, $17,689, and $0 for the years ended December 31, 2021, 2020, and 2019, respectively, impacting the Renewable Power 3 Portfolio segment.

Fair value is generally determined by considering (i) internally developed discounted cash flows for the asset group, and/or (ii) information available regarding the current market value for such assets. We use our best estimates in making these evaluations and consider various factors, including future pricing and operating costs. However, actual future market prices and project costs could vary from the assumptions used in our estimates and the impact of such variations could be material.

OPAL FUELS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of dollars except per unit data)

3. Summary of Significant Accounting Policies (cont.)

Derivative Instruments

The Company estimates the fair value of its derivative instruments using available market information in accordance with ASC 820 for fair value measurements and disclosures of derivatives. Derivative instruments are measured at their fair value and recorded as either assets or liabilities unless they qualify for an exemption from derivative accounting measurement such as normal purchases and normal sales. All changes in the fair value of recognized derivatives are recognized currently in earnings.

The Company enters into electricity forward sale agreements. Some of these electricity forward sale agreements meet the definition of a derivative but qualify for the normal purchases and normal sales exception from derivative accounting treatment. In accordance with authoritative guidance for derivatives, the Company considers both qualitative and quantitative factors when determining whether a contract qualifies for the normal purchases and normal sales exception. The electricity forward sales agreements were recorded under the normal purchases and normal sales exception and, therefore, fair value adjustments were not required in 2021 and 2020.

The Company enters into commodity swap arrangements as economic hedges against market price volatility of Renewable power sales. These commodity swap agreements do not qualify for the normal purchases and normal sales exception and therefore are accounted for as derivatives under ASC 815, Derivatives and Hedging. The Company does not designate its derivative instruments to qualify for hedge accounting. Accordingly, these commodity swap agreements are measured at their fair value and recorded as either current or non-current assets or liabilities and any changes in fair value are recorded as part of Revenues in its consolidated statements of operations for the years ended December 31, 2021, 2020 and 2019. Please see Note 2, Restatement of Financial Statements, and Note 12, Derivative Financial Instruments for additional information.

The Company maintains a risk management strategy that incorporates the use of interest rate swaps to minimize significant fluctuation in cash flows and/or earnings that are caused by interest rate volatility. Fair value adjustments were required in 2021, 2020, and 2019 in connection with these interest rate swaps which were recorded as realized and unrealized gain (loss) on derivative financial instruments, net in its consolidated statements of operations for the years ended December 31, 2021, 2020, and 2019.

Redeemable Preferred Units

In accordance with guidance in ASC 480, Distinguishing Liabilities from Equity, the Company classifies the redeemable preferred units outside of permanent equity because the units contain a redemption feature which is contingent upon the occurrence of (i) the Company’s actual dissolution, (ii) a change in control, or (iii) approximately four years following unit issuance, the occurrences of which are not solely within the control of the Company. The Company records the redeemable preferred units at fair value on the date of issuance. The Company has elected to adjust the carrying value to equal the redemption value at the end of each reporting period. The Company will accrue dividends each quarter as cash or paid-in-kind at the option of the Company.

Asset Retirement Obligation

The Company accounts for asset retirement obligations (“ARO”) in accordance with ASC 410 that requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and when a reasonable estimate of fair value can be made. The fair value of the estimated ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depreciated over the life of the sublease or site lease agreement. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to operations expense in the period. Revisions, if any, to the estimated timing of cash flows or to the original estimated undiscounted cost, if any, also result in an increase or decrease to the ARO and the related asset. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded. Any difference between the actual costs incurred upon settlement of the ARO and the recorded liability is recognized as a gain or loss in the Company’s earnings in the period in which the settlement occurs.

OPAL FUELS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of dollars except per unit data)

3. Summary of Significant Accounting Policies (cont.)

Asset retirement obligations are deemed Level 3 fair value measurements as the inputs used to measure the fair value are unobservable. The Company estimates the fair value of asset retirement obligations by calculating the estimated present value of the cost to retire the asset. This estimate requires assumptions and judgments regarding the existence of liabilities, the amount and timing of cash outflows required to settle the liability, inflation factors, credit adjusted discount rates, and consideration of changes in legal, regulatory, environmental, and political environments. In addition, the Company determines the Level 3 fair value measurements based on historical information and current market conditions.

At December 31, 2021 and 2020, the Company estimated the value of its total asset retirement obligations to be $5,738 and $4,885 respectively, based on a total future liability of $8,017. These payments are expected to be made between 2022 and 2035.

The following summarizes the changes in the asset retirement obligations were as follows for the years ended December 31, 2021 and 2020:

	December 31,
	2021	2020
Beginning balance	$4,885	$4,697
Additions	278	—

Accretion expense	575	188
Total asset retirement obligation	$5,738	$4,885

Less: current portion	(831)	(348)
Total asset retirement obligation, net of current portion	$4,907	$4,537

Revenue Recognition

Effective January 1, 2019, the Company adopted ASU 2014-09, Revenue from Contracts with Customers. The adoption of this ASU did not have a significant impact on the Company’s financial statements. Most of the Company’s revenue arrangements generally consist of a single performance obligation to transfer goods or services. Revenue from the sale of RNG, CNG and electricity is recognized by applying the “right to invoice” practical expedient within the accounting guidance for Revenue from Contracts with Customers that allows for the recognition of revenue from performance obligations in the amount of consideration to which there is a right to invoice the customer and when the amount for which there is a right to invoice corresponds directly to the value transferred to the customer. For some public CNG fueling stations where there is no contract with the customer, the Company recognizes revenue at the point in time that the customer takes control of the fuel.

The purpose of the right to invoice practical expedient is to depict an entity’s measure of progress toward completion of the performance obligation within a contract and can only be applied to performance obligations that are satisfied over time and when the invoice is representative of service provided to date. The Company elected to apply the right to invoice practical expedient to recognize revenue for performance obligations satisfied over time as the invoices from the respective revenue streams are representative of services or goods provided to date to the customer.

The Company also performs maintenance services throughout the country. Maintenance consists of monitoring equipment and replacing parts as necessary to ensure optimum performance. Revenue from service agreements is recognized over time as services are provided. Capacity payments fluctuate based on peak times of the year and revenues from capacity payments are recognized monthly as earned.

OPAL FUELS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of dollars except per unit data)

3. Summary of Significant Accounting Policies (cont.)

The Company has agreements with two natural gas producers (“Producers”) to transport Producers’ natural gas using the Company’s RNG gathering system (“System”). The performance obligation is the delivery of Producers’ natural gas to an agreed delivery point on an interstate gas pipeline. The quantity of natural gas transported for the Producers is measured at a certain specified meter. The price is fixed at contracted rates and the Producers pay approximately 30 days after month-end. As such, transportation sales are recognized over time, using the output method to measure progress.

The Company provides credit monetization services to customers that own renewable gas generation facilities. The Company recognizes revenue from these services as the credits are minted on behalf of the customer. The Company receives non-cash consideration in the form of Renewable Identification Numbers (“RINs”) or low-carbon fuel standard (“LCFSs”) for providing these services and recognizes the RINs or LCFSs received as inventory based on their estimated fair value at contract inception. When the Company receives RINs or LCFSs as payment for providing credit monetization services, it records the non-cash consideration in inventory based on the fair value of RINs or LCFSs at contract commencement.

Sales of RINs, RECs, and LCFS environmental attributes are generally recorded as revenue when the certificates related to them are delivered to a buyer. However, the Company may recognize revenue from the sale of such environmental attributes at the time of the related RNG or electricity sales when the contract provides that title to the environmental attributes transfers at the time of production, the Company’s price to the buyer is fixed and collection of the sales proceeds occurs within 60 days after generation of the electricity.

The Company’s policy is to account for RINs as government incentives and, therefore, it does not allocate costs to the credits it generates. Accordingly, the Company does not capitalize these costs in inventory. In accordance with ASC 610-20, the Company accounts for its payment to TruStar as a transfer of non-financial assets. The Company expensed the costs of services incurred by Beacon to TruStar through April 30, 2021 and reported this amount in net loss attributable to equity in loss of affiliates within the consolidated statements of operations and, in addition, reported an offsetting gain on the transfer of these RINs in net income (loss) from equity method investments within the consolidated statements of operations.

Management operating fees are earned for the operation, maintenance, and repair of the gas collection system of a landfill site. Revenue is calculated on the volume of per million British thermal units (“MMBtu”) of LFG collected and the megawatt hours (“MWhs”) produced at that site. This revenue is recognized when LFG is collected, and electricity is delivered.

The Company has various fixed price contracts for the construction of fueling stations for customers. Revenues from these contracts, including change orders, are recognized over time, with progress measured by the percentage of costs incurred to date compared to estimated total costs for each contract. This method is used as management considers costs incurred to be the best available measure of progress on these contracts. The accuracy of revenue and profit recognition related to construction projects in a given period depends on the accuracy of the Company’s estimates of the costs to complete each project. The Company believes its experience allows it to create materially reliable estimates. Costs capitalized to fulfill certain contracts were not material in any of the years presented.

The Company has provided certain assurance warranties to customers under its various construction contracts for up to one year. A warranty reserve is established at the time of construction completion. The Company monitors and analyzes warranty claims and maintains a reserve for the related warranty costs based on historical experience and future assumptions. In 2021, 2020, and 2019, warranty expense of $202, $141, and, $180 respectively, was expensed to cost of sales — fuel station services in the consolidated statements of operations.

The Company owns fueling stations for use by customers under fuel sale agreements. The Company bills these customers at an agreed upon price for each gallon sold and recognizes revenue based on the amounts invoiced in accordance with the “right to invoice” practical expedient. For some public stations where there is no contract with the customer, the Company recognizes revenue at the point in time that the customer takes control of the fuel.

OPAL FUELS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of dollars except per unit data)

3. Summary of Significant Accounting Policies (cont.)

The Company from time-to-time enters into commodity swap agreements as a means to hedge against the market volatility of prices of Renewable power sales. These are considered as economic hedges and the Company made an accounting policy election to record the realized and unrealized gain (loss) on these derivatives as part of Revenues — Renewable power in its consolidated statements of operations. The Company recorded realized and unrealized loss of $1,170, $207, and $756 in connection with these commodity swap agreements as part of Revenues in its consolidated statement of operations for the years ended December 31, 2021, 2020, and 2019.

The Company from time-to-time enters into fuel purchase agreements with customers whereby the Company is contracted to design and build a fueling station on the customer’s property in exchange for the Company providing CNG/RNG to the customer for a determined number of years. In accordance with the standards of ASC 840, Leases, the Company has concluded these agreements meet the criteria for a lease and are classified as operating leases. Typically, these agreements do not require any minimum consumption amounts and, therefore, no minimum payments. Included in RNG fuel revenues are $3,561, $3,460, and $2,981 related to the lease portion of these agreements for the years ended December 31, 2021, 2020, and 2019, respectively. In addition, the Company has assessed all PPAs and concluded that certain PPAs contain a lease element requiring lease accounting. Included in Renewable Power revenues are $1,890, $2,152, and $2,539 related to the lease element of these PPAs for the years ended December 31, 2021, 2020, and 2019, respectively.

Disaggregation of Revenue

The following table summarizes the disaggregation of revenue according to product line and segment:

	Fiscal Years Ended December 31,
	2021	2020(1)	2019(1)
		(Restated)	(Restated)
Electricity sales(1)	$40,259	$42,186	$46,380
Third Party Construction	32,630	40,443	43,094

Service	17,056	10,582	9,151
Brown Gas Sales	12,257	4,591	5,712

Environmental Credits	55,863	5,505	1,768
Parts Sales	755	3,872	2,772

Operating Agreements	3,172	3,400	3,256
Other	56	1,515	2,049

Total Revenue from Contracts with Customer	162,048	112,094	114,182
Lease revenue	4,076	5,612	5,520

Total Revenue(1)	$166,124	$117,706	$119,702

(1)	Electricity sales, environmental credits, and total revenue for the years ended December 31, 2020, and 2019 have been restated to correct errors in previously issued financial statements. See Note 2, Restatement of Financial Statements, for additional information.

For the years ended December 31, 2021, 2020, and 2019, approximately 28.9%, 42.5% and 43.6%, respectively, of revenue was recognized over time, and the remainder was for products and services transferred at a point in time.

OPAL FUELS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of dollars except per unit data)

3. Summary of Significant Accounting Policies (cont.)

Contract Balances

The following table summarizes receivables, contract assets and contract liabilities from contracts with customers:

	Fiscal Years Ended
	December 31,
	2021	2020
Accounts receivable, net	$25,391	$22,002
Contract Assets
Costs and estimated earnings in excess of billings	5,989	2,903
Accounts receivable retainage, net	2,495	2,621
	8,484	5,524
Contract Liabilities
Billings in excess of cost and estimated earnings	$9,785	$4,678

The increase in contract assets for December 31, 2021 versus December 31, 2020 was primarily due to revenue recognition of satisfied performance obligations being greater than advance payments and related billings during the year. The increase in contract liabilities December 31, 2021 versus December 31, 2020 was due to advance payments from customers and related billings exceeding revenue recognition as performance obligations were satisfied during the year. During the years ended December 31, 2021 and 2020, the Company recognized revenue of $4,678 and $2,501, respectively from contract liabilities recorded at December 31, 2020 and 2019, which represented 100% of the prior year balance for both years.

Backlog

The Company’s remaining performance obligations (“backlog”) represent the unrecognized revenue value of its contract commitments. These contracts are firm contracts unless terminated for certain causes by either party as defined by the contract. The Company’s backlog may significantly vary each reporting period based on the timing of major new contract commitments. At December 31, 2021, the Company had a backlog of $47,423 with 100% of its backlog anticipated to be recognized as revenue in the next 12 months.

Intersegment Sales

The Company accounts for intersegment sales and transfers as if these sales and transfers were to third parties at current market prices.

Basic and Diluted Income (Loss) Per Unit

On November 29, 2021, the Company amended and restated the LLCA to provide for the creation and issuance of multiple classes and series of units and admission of additional members to the Company in connection with the proposed business combination. The outstanding membership interests were converted to 986 common units, all of which were held by the Parent. Upon the conversion of membership interests into units, the Company presented the net income (loss) per unit on a retrospective basis for all periods presented in the consolidated financial statements.

OPAL FUELS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of dollars except per unit data)

3. Summary of Significant Accounting Policies (cont.)

Subsequently, on the same day and in contemplation of the proposed BCA with ArcLight, the Company authorized an additional 14 common units, and authorized 600,000 Series A-1 preferred units and 2,000,000 Series A preferred units. From November 29, 2021 through December 31, 2021, all 1,000 common units were issued and outstanding, 300,000 Series A-1 preferred units were issued and outstanding, and no Series A preferred units had been issued. See Note 18, Redeemable Preferred Units and Equity, for additional information.

The basic income (loss) per unit attributable to members of OPAL Fuels Inc. is computed by dividing the net income (loss) attributable to OPAL Fuels Inc. by the weighted-average number of common units outstanding during the period. Diluted net income (loss) does not give effect to 300,000 Series A-1 preferred units issued to Hillman as the conversion is based on achieving a substantive contingency that is not based on the Company’s stock price. The conversion is based on the Company’s failure to redeem upon exercise. The diluted net income (loss) will reflect the contingently issuable common units in the period the contingency is met. Additionally, the diluted net income (loss) does not include outstanding equity awards since they are not denominated in common units and they cannot be converted to common units.

Income Taxes

The Company and most of its subsidiaries are disregarded entities for federal income tax purposes and for certain states, with the results of its operations included with the consolidated federal and applicable state tax returns of its member. Some subsidiaries are partnerships for federal income tax purposes. Accordingly, tax liabilities are the responsibility of the member except for the minimum state tax requirements. Minimum state tax requirements are immaterial.

Significant Customers and Concentration of Credit Risk

In 2021, 2020, and 2019, one customer accounted for 16%, 30% and 20% of revenues, respectively. At December 31, 2021 and 2020, one customer accounted for 11% and 40%, respectively of accounts receivable. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, and trade receivables. The Company places its cash with high credit quality financial institutions located in the United States of America. The Company performs ongoing credit evaluations of its customers.

Significant Suppliers

In 2021, one supplier of the Company accounted for 17% or more of total Company purchases. In 2020 and 2019, one supplier accounted for 9% and 16%, respectively of total Company purchases. At December 31, 2021 and 2020, two suppliers accounted for 61% and 37%, respectively, of accounts payable.

Investment in other entities

Investment in other entities includes the Company’s interests in certain investees which are accounted for under the equity method of accounting as the Company has determined that the investment provides the Company with the ability to exercise significant influence, but not control, over the investee. The Company’s investments in these nonconsolidated entities are reflected in the Company’s consolidated balance sheet at cost. The amounts initially recognized are subsequently adjusted for the Company’s share of earnings (losses) which are recognized as income (loss) from equity method investments in the consolidated statement of operations after adjustment for the effects of any basis differences. Investments are also increased for contributions made to the investee and decreased by distributions from the investee and classified in the statement of cash flows using the cumulative earnings approach.

OPAL FUELS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of dollars except per unit data)

3. Summary of Significant Accounting Policies (cont.)

The Company evaluates its equity method investments for impairment whenever events or changes in circumstances indicate that a decline in value has occurred that is other than temporary. Evidence considered in this evaluation includes, but would not necessarily be limited to, the financial condition and near-term prospects of the investee, recent operating trends and forecasted performance of the investee, market conditions in the geographic area or industry in which the investee operates and the Company’s strategic plans for holding the investment in relation to the period of time expected for an anticipated recovery of its carrying value. If the investment is determined to have a decline in value deemed to be other than temporary, it is written down to estimated fair value in the same period the impairment was identified. For the years ended December 31, 2021, 2020, and 2019 the Company did not identify any impairments on its investments in other entities.

Note receivable

In the third quarter of 2021, the Company acquired the rights to a note purchase agreement (“Note receivable”) for $10,450 with an entity in which it holds 10% equity interest. The note receivable bears an interest of 12.5% out of which 4.5% will be paid-in-kind until the facility is operational. Additionally, the Company entered into a separate fee letter which entitles the Company to receive a portion of the distribution of counterparty’s future revenues up to a maximum of $4,500. The Company accounted for the amounts to be received under the fee letter as a loan under ASC 310 and allocated $1,538 out of the $10,450 to “Note receivable — variable fee component” on its consolidated balance sheet as of the date of issuance of the Note receivable. The Company amortized $288 and $118 as the interest income which is added to the principal balance in its consolidated balance of Note receivable and Note receivable — variable fee component, respectively, sheet as of December 31, 2021.

Recurring Fair Value Measurements

The fair value of financial instruments, including long term debt and derivative instruments is defined as the amount at which the instruments could be exchanged in a current transaction between willing parties. The carrying amount of cash and cash equivalents, accounts receivable, net, and accounts payable and accrued expenses approximates fair value due to their short-term maturities.

The carrying value of the Company’s long-term debt of $134,083 and $90,504 as of December 31, 2021 and 2020, respectively, represents the total amount to be repaid if the debt has to be discharged in full and therefore approximates its fair value.

The Company follows ASC 820 regarding fair value measurements which establishes a three-tier fair value hierarchy and prioritizes the inputs used in valuation techniques that measure fair value. These tiers include:

Level 1 — defined as observable inputs such as quoted prices for identical instruments in active markets.

Level 2 — defined as quoted prices for similar instruments in active market, quoted prices for identical or similar instruments in markets that are not active, or model-derived valuations for which all significant inputs are observable market data.

Level 3 — defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The following table sets forth by level within the fair value hierarchy the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2021 and 2020. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of an input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

OPAL FUELS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of dollars except per unit data)

3. Summary of Significant Accounting Policies (cont.)

The Company’s interest rate swap contracts are valued with pricing models commonly used by the financial services industry using discounted cash flows of forecast future swap settlements based on projected three-month LIBOR rates. The Company does not consider these models to involve significant judgment on the part of management and corroborated the fair value measurements with counterparty valuations. The Company’s interest rate swaps are classified within Level 2 of the valuation hierarchy based on the observable market rates used to determine its fair value. The Company does not expect to change its valuation techniques and therefore does not anticipate any transfers into or out of different levels of hierarchy. These interest rate swaps are accounted for as derivative financial instrument liabilities.

The Company values its energy commodity swap contracts based on the applicable geographical market energy forward curve. The forward curve are derived based on the quotes provided by New York Mercantile Exchange (“NYMEX”), Amerex Energy Services (“Amerex”) and Tradition Energy (“Tradition”). The Company does not consider that the pricing index used involves significant judgement on the part of management. Therefore, the Company classifies these commodity swap contracts within Level 2 of the valuation hierarchy based on the observable market rates used to determine fair value.

The Company accounts for asset retirement obligations by recording the fair value of a liability for an asset retirement obligation in the period in which it is incurred and when a reasonable estimate of fair value can be made. The Company estimates the fair value of asset retirement obligations by calculating the estimated present value of the cost to retire the asset. This estimate requires assumptions and judgments regarding the existence of liabilities, the amount and timing of cash outflows required to settle the liability, inflation factors, credit adjusted discount rates, and consideration of changes in legal, regulatory, environmental, and political environments. In addition, the Company determines the Level 3 fair value measurements based on historical information and current market conditions. These assumptions represent Level 3 inputs, which can regularly change. As such, the fair value measurement of asset retirement obligations is subject to changes in these unobservable inputs as of the measurement date. The Company used a discounted cash flow (“DCF”) model in which cash outflows estimated to retire the asset are discounted to their present value using an expected discount rate. A significant increase (decrease) in the discount rate in isolation could result in a significantly lower (higher) fair value measurement. The Company estimated the fair value of its asset retirement obligations based on discount rates ranging from 5.75% to 8.5%.

There were no transfers of assets between Level 1, Level 2, or Level 3 of the fair value hierarchy as of December 31, 2021 or December 31, 2020.

The Company’s assets and liabilities that are measured at fair value on a recurring basis include the following as of December 31, 2021 and December 31, 2020, set forth by level, within the fair value hierarchy:

	Fair value as of December 31, 2021
	Level 1	Level 2	Level 3	Total
Liabilities:
Asset retirement obligations	$—	$—	$5,738	$5,738
Interest rate swaps	—	992	—	992
Contingent consideration on acquisition of non-controlling interest	—	—	4,456	4,456
Convertible note payable	—	—	58,710	—
Assets:
Commodity swap contracts	—	382	—	382

OPAL FUELS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of dollars except per unit data)

3. Summary of Significant Accounting Policies (cont.)

	Fair value as of December 31, 2020 (Restated)
(in thousands)	Level 1	Level 2	Level 3	Total
Liabilities
Asset retirement obligations	$—	$—	$4,885	$4,885
Interest rate swaps	—	2,785	—	2,785
Commodity swap contracts(1)	—	1,529	—	1,529

(1)	The Company restated its consolidated balance sheet as of December 31, 2020 to record a Derivative financial asset — current portion of $1,529 relating to unrealized gain on its commodity swap contracts. See Note 2, Restatement of Financial Statements and Note 12 Derivative Financial Instruments for additional information.

A summary of changes in the fair values of the Company’s Level 3 instruments, attributable to asset retirement obligations, for the years ended December 31, 2021 and December 31, 2020 is included in Note 3, Summary of Significant Accounting Policies.

4. Company Operations

Power Purchase Agreements

The Company has PPAs with utilities to sell electricity and receive capacity and energy payments. The PPAs expire from 2022 to 2036. The price per megawatt hour (“MWh”) varies for each contract. For the years ended December 31, 2021, 2020, and 2019, power sales revenues under long-term agreements totaled $37,359, $40,547, and $45,421, respectively, and are recorded as a component of Revenues — Renewable power within the consolidated statements of operations. In 2020, the Company terminated a PPA with landfill owner and recognized a gain on termination of PPA of $1,292 in the consolidated statements of operations.

Certain PPAs contain cash penalties or termination options if the Company causes defaults that are not remedied or if agreements are terminated prior to expiration, as defined in the agreements. The economic viability of the Company’s plants is dependent upon sufficient recoverable LFG and on merchant prices.

Certain PPAs contain a lease element requiring lease accounting. Accordingly, revenue related to the lease element of these PPAs is also included within renewable power revenue in the consolidated statements of operations.

Renewable Energy Credits

Certain state laws require that a portion of retail electricity sales must be generated by a renewable energy source. The Company markets and sells renewable energy credits (“RECs”) associated with the renewable energy it produces at several plants.

Gas Purchase Agreements

The Company has LFG purchase agreements with certain landfills which expire from 2023 to 2044, with renewal options for up to six years, and can generally be continued if recoverable gas is available and neither party has terminated the agreement. The gas purchase agreements’ start dates and expiration dates coincide closely with the PPAs to which they relate. During 2021, 2020 and 2019, gas purchases under these agreements totaled $3,744, $3,741, and $3,794, respectively, and are included in cost of sales — renewable power in the consolidated statements of operations.

OPAL FUELS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of dollars except per unit data)

4. Company Operations (cont.)

The Company also has agreements with LFG site owners whereby it pays royalties for the gas it captures under formulas which vary by contract but that are based upon a percent of gross revenues from the sale of electricity, the quantity of LFG consumed, or some combination of the two. During 2021, 2020, and 2019, royalty expense totaled $15,241, $6,159, and $6,403, respectively, and is included in cost of sales — Renewable Power in the consolidated statements of operations.

Operating and Maintenance Agreements

The Company has an operating and maintenance agreement (“O&M Agreement”) pursuant to which the Company operates and maintains the site’s gas collection system for the landfill owner. For the years ended December 31, 2021, 2020 and 2019, revenue under the O&M Agreement totaled $3,172, $3,400, and $3,256, respectively, and is recorded in renewable power revenue in the consolidated statements of operations.

5. Acquisition

On May 1, 2021, we acquired the remaining 55.7% ownership interest in Beacon to increase our ownership interest from 44.3% to 100%. Beacon extracts and converts methane gas to RNG from two landfills located in western Pennsylvania and sells the extracted gas to public utilities and separately monetizes environmental attributes through sales to third parties.

Pursuant to an exchange agreement with ARCC Beacon LLC (“Ares”), the Company purchased the remaining ownership interests in Beacon for $50,000, which was paid with a note that matures in 2026 but is convertible to equity in the Company under certain circumstances. The acquisition was determined to be a business combination under ASC 805, Business Combinations. Acquisition-related costs incurred, including those related to the issuance of the convertible note, were insignificant and expensed as incurred.

Prior to closing on May 1, 2021, our 44.3% equity investment in Beacon was recorded at $24,270. Upon acquisition of the remaining 55.7% ownership interest, our existing equity investment was remeasured to fair value resulting in the recognition of a non-cash $19,818 gain. The fair value measurement was estimated by applying the income approach. With this approach, the fair value measurement is based on significant inputs that are not observable in the market and thus the fair value measurement is categorized within Level 3 of the fair value hierarchy. Our assumptions include future cash flow projections, a discount rate range of 17.0% to 19.1% based on the weighted average cost of capital, and a terminal value based on a range of terminal earnings before interest, taxes, depreciation, and amortization.

The excess of the consideration transferred and the estimated fair value of previously held equity interest over the estimated fair values of the identifiable assets acquired and liabilities assumed totaled $51,155 and was reflected as goodwill in the RNG Fuel Supply reportable segment. The majority of goodwill reflects the value paid primarily for the customer and service contract with a wholly owned subsidiary of the Company. There was no settlement gain or loss recognized for the extinguishment of the preexisting relationship. Goodwill will not be amortized, but rather reviewed annually for impairment or more frequently if indicators of impairment exist.

OPAL FUELS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of dollars except per unit data)

5. Acquisition (cont.)

The Company completed its purchase price allocation as of December 31, 2021. The following table summarizes the fair value of consideration transferred for Beacon, the fair value of previously held equity interest, and the fair value of assets acquired and liabilities assumed as of the acquisition date, May 1, 2021:

Fair value of consideration transferred
Convertible note payable*	$55,410
Total consideration transferred	$55,410

Fair value of previously held equity interest	$44,069

Fair value of net identifiable assets acquired
Cash	$759
Accounts receivable	240
Accounts receivable, related party	205
Prepaid expense and other current assets	185
Restricted cash	1,196
Other assets	12
Parts inventory	166
Property, plant, and equipment	50,726
Accounts payable and accrued expenses	(690)
Asset retirement obligation	(279)
Accrued royalties	(4,196)
Total identifiable net assets	48,324
Goodwill	51,155
Total purchase consideration	$99,479

*	Fair value of the note as of December 31, 2021 is $58,710. Refer to Note 10, Borrowings, for additional information.

The results of operations for the Beacon Acquisition since the acquisition date have been included on our consolidated financial statements for the period from May 1, 2021 through December 31, 2021 and include approximately $43,611, of total revenue, and $24,420 income from operations.

The excess of the purchase price paid over the estimated fair values of the identifiable assets acquired and liabilities assumed totaled $51,155 and is reflected as goodwill in the RNG Fuel Supply reportable segment. The goodwill reflects the value paid primarily for the long-term opportunity to improve operating results through the efficient management of operating expenses and the deployment of capital. Goodwill is not amortized, but rather is reviewed annually for impairment or more frequently if indicators of impairment exist.

Proforma Financial Information

The following proforma audited financial information reflects the consolidated results of operations of the Company and the amortization of the purchase price adjustments assuming the acquisition had taken place on January 1, 2020, excluding non-recurring transaction costs incurred by the Company during 2021:

	Fiscal Years Ended December 31,
	2021	2020
		Restated(1)
Total revenues, net	$179,436	$132,745
Net income (loss)	$43,776	$(25,968)

(1)	As described in Note 2 to these consolidated financial statements, we have restated the consolidated financial statements for the years ended December 30, 2020 and 2019. See Note 2 Restatement of financial statements for additional information.

OPAL FUELS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of dollars except per unit data)

6. Investments in Other Entities

The following table summarizes our equity method investments as of December 31, 2021 and 2020:

	Percentage of	December 31,
	ownership	2021	2020

Beacon	44.3%	$—	$25,573
Pine Bend	50.0%	21,188	—
Noble Road	50.0%	24,516	—
GREP	20.0%	1,446	—
Total investments in other entities		$47,150	$25,573

Income on equity method investments, net reported in the Company’s consolidated statements of operations consisted of the following for the years ended December 31, 2021, 2020 and 2019

	Fiscal Years Ended
	December 31,	December 31,	December 31,
	2021	2020	2019

Income from equity method investments, net, before amortization of basis difference	$2,268	$(475)	$(487)
Income on equity method investments, net	$2,268	$(475)	$(487)

Beacon Step Acquisition

As detailed in Note 5, Acquisition, we acquired the remaining 55.7% ownership interest in Beacon RNG LLC (“Beacon”) and obtained a controlling financial interest on May 1, 2021. We recorded a $19,818 gain during the second quarter of 2021 to adjust our equity method investment to its estimated fair value. The gain is included in gain on acquisition of equity method investment in our consolidated statement of operations for the year ended December 31, 2021. Upon the step acquisition the Company consolidated Beacon and no longer accounts for its interest in Beacon as an equity method investment.

Income

Deconsolidation of Pine Bend and Noble Road

As of December 31, 2021, the Company re-assessed its equity interests in Pine Bend and Noble Road under ASC 810, Consolidation and determined the entities no longer meet any of the characteristics of a variable interest entity primarily because the two projects are fully funded and there is sufficient equity at risk as of December 31, 2021. The Company determined that it should account for its interests in both entities under the equity method of accounting pursuant to ASC 323, Investments Equity Method and Joint Ventures, prospectively, as the Company has the ability to exercise significant influence, but not control, over both entities.

Prior to December 31, 2021, the Company consolidated these entities in accordance with the variable interest entity model guidance under ASC 810, Consolidation. Upon deconsolidation, the Company remeasured the fair value of the retained investment and recognized a gain of $3,145 on Pine Bend and $11,880 on Noble Road in its consolidated statement of operations for the year ended December 31, 2021 and a corresponding increase in its basis in Investment in other entities on its consolidated balance sheet as of December 31, 2021. The fair value of the retained investment was measured based on discounted cash flows model in which the future net cash flows from the two RNG facilities were discounted to their present value using a discount factor of 20%.

OPAL FUELS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of dollars except per unit data)

6. Investments in Other Entities (cont.)

The carrying value of assets and liabilities of the two entities at the time of their deconsolidation was as follows:

December 31,
2021

Cash and cash equivalents	$21,208
Other current assets	134
Property, plant and equipment, net	44,250
Accounts payable and accrued expenses	(4,235)
Net assets deconsolidated	$61,357

Acquisition of Reynold RNG LLC

In August 2021, the Company acquired a 100% ownership interests in Reynolds RNG LLC (“Reynolds”), an RNG production facility for $12,020 which was funded with cash on hand. Reynolds held an equity investment of 1,570 Class B units in GREP BTB Holdings LLC (“GREP”) representing 20% interest for a cash consideration of $1,570 which owns 50% of BioTown Biogas LLC (“Biotown”), a power generation facility under development to convert to an RNG facility. The Reynolds transaction was an asset acquisition from an affiliate under common control and therefore the assets consisting of the its investment in GREP and the Note receivable ( described below) were recorded at carryover basis. The Company accounts for its 20% equity investment in GREP under the equity method. The Company recorded a loss of $124 as its share of net loss for the year ended December 31, 2021 and reduced its investment in GREP as of December 31, 2021.

In addition to the equity investment, Reynolds held a loan of $10,450 to Biotown. The Note receivable matures on July 15, 2027. It carries an interest of 12.5% out of which 8% is payable in cash on a quarterly basis from the inception of the loan and 4.5% payment-in-kind interest adding to the outstanding debt balance until the facility becomes operational. The total amount of interest earned for the year ended December 31, 2021 was $711 out of which $288 was payment-in-kind interest increasing the Note receivable from Biotown. The interest earned was recorded as a reduction to interest and financing expense, net in the consolidated statement of operations for the year ended December 31, 2021. The Note receivable also entitles Reynolds to receive 4.25% of any revenue based distributions made with a cap of $4,500 over the term of the debt. The Company recorded the fair value of the Note receivable — variable fee component of $1,539 as an allocation of the initial investment balance of $10,450 and recorded an payment-in-kind interest income of $118 as a reduction to interest and financing expense, net in the consolidated statement of operations for the year ended December 31, 2021.

The note receivable of $9,200 and Note receivable — variable fee component of $1,656 have been recorded as a long term assets on its consolidated balance sheet as of December 31, 2021.

The following table summarizes financial information of the unconsolidated entities:

	December 31,
	2021	2020
Current assets	$21,342	$2,216
Non-current assets	44,250	58,232
Current liabilities	4,235	1,131
Non-current liabilities	—	1,536
Members’ equity	61,358	57,781

OPAL FUELS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of dollars except per unit data)

6. Investments in Other Entities (cont.)

The following table summarizes the net income (loss) attributable to the Company from the unconsolidated entities:

	Fiscal Years Ended December 31,
	2021	2020	2019
Revenue	$14,181	$15,039	$12,368
Gross profit	6,915	3,331	3,255
Income (loss) from operations	5,276	(1,859)	(1,059)
Net income (loss)	5,276	(1,072)	(1,099)
Net income (loss) attributable to OPAL Fuels Inc.	2,268	(475)	(487)

7. Property, Plant, and Equipment, Net

Property, plant, and equipment, net, consisted of the following at December 31:

	December 31,
	2021	2020
Plant and equipment(1)	$161,387	$98,881
CNG/RNG Fueling stations	27,892	25,430
Construction in progress	62,616	20,424
Buildings	2,544	1,475
Land	1,303	1,303
Service equipment	1,521	1,133
Leasehold improvements	815	571
Vehicles	407	514
Office furniture and equipment	302	299
Computer software	277	240
Other	416	289
	259,480	150,559
Less: accumulated depreciation	(89,710)	(74,367)
Property, plant, and equipment, net	$169,770	$76,192

(1)	As of December 31, 2021, the Company identified one renewable power generating facility to be abandoned in June 2023 and building an RNG facility in the same site. Accordingly, the Company tested the facility for impairment under the held and used impairment guidance under ASC 360-10. The Company concluded that the net book value of the asset exceeded the remaining undiscounted cash flows over the remaining shortened useful life. The Company revised the useful life of the asset and recorded accelerated depreciation of $600 thousand on the facility in its consolidated statement of operations for the year ended December 31, 2021.

As of December 31, 2021, there has been an increase in property, plant and equipment as a result of the step acquisition of Beacon in May 2021 offset by deconsolidation of Pine bend and Noble Road and increase in construction of RNG generation facilities including, but not limited to Sunoma and Central Valley RNG dispensing facilities. The majority of these facilities, for which costs are in construction in progress as of December 31, 2021, are expected to be operational within the next year.

Depreciation expense on property, plant, and equipment in 2021, 2020 and 2019 was $9,501, $7,595 and $7,241, respectively. Property, plant, and equipment was reduced by $4,234, and $8,246 at December 31, 2021 and 2020, respectively, due to U.S. Treasury grants received in prior years for the construction of renewable energy power plants.

OPAL FUELS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of dollars except per unit data)

8. Intangible Assets, Net

Intangible assets, net, consisted of the following at December 31:

	December 31, 2021
				Weighted Average
		Accumulated		Amortization
	Cost	Amortization	Net	Period (Months)
Power purchase agreements(1)	$8,999	$(6,986)	$2,013	217
Transmission/distribution interconnection(2)	1,600	(865)	735	181
CNG sales contract	807	(719)	88	120
Intellectual property	43	(18)	25	60
Total intangible assets	$11,449	$(8,588)	$2,861

(1)	Includes $114 of accelerated amortization of the power purchase agreement associated with the renewable power generating facility to be abandoned in June 2023.
(2)	The transmission/distribution interconnection represents an interconnector for one of the Company’s LFG recovery facilities. The interconnection construction was initially funded by a municipality. The Company is scheduled to repay the funding for the construction through April 1, 2023.

	December 31, 2020
				Weighted Average
		Accumulated		Amortization
	Cost	Amortization	Net	Period (Months)
Power purchase agreements	$8,999	$(6,602)	$2,397	217
Transmission/distribution interconnection	1,600	(760)	$840	181
CNG sales contract	807	(639)	$168	120
Intellectual property	43	(11)	$32	60
Total intangible assets	$11,449	$(8,012)	$3,437

Amortization expense for 2021, 2020 and 2019 was $577, $555, and $613, respectively. At December 31, 2021, estimated future amortization expense for intangible assets is as follows:

Year ending December 31,

2022	$793
2023	465
2024	275
2025	266
2026	238
Thereafter	824
$2,861

9. Goodwill

The following table summarizes the changes in goodwill by reporting segment from the beginning of the period to the end of the period:

	RNG Fuel	Fuel station
	Supply	service	Total

Balance December 31, 2019	$—	$3,453	$3,453
Balance December 31, 2020	—	3,453	3,453
Net additions during the year(1)	51,155	—	$51,155
Balance December 31, 2021	$51,155	$3,453	$54,608

(1)	Addition relates to the step acquisition of Beacon. See Note 5, Acquisition, for additional information.

OPAL FUELS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of dollars except unit and per unit data)

10. Borrowings

The following table summarizes the borrowings under the various debt facilities as of December 31, 2021 and December 31, 2020:

	December 31,	December 31,
	2021	2020
Senior secured credit facility, term loan	$73,869	$78,770
Less: Unamortized debt issuance costs	(724)	(1,614)
Less: current portion	(73,145)	(4,900)
Senior secured credit facility, term loan, net of debt issuance costs	—	72,256
Senior secured credit facility, working capital facility	7,500	12,682
Less: current portion	(7,500)	(5,182)
Senior secured credit facility, working capital facility	—	7,500
TruStar revolver credit facility	—	10,000
Less: current portion	—	—
TruStar revolver credit facility	—	10,000
Sunoma loan	17,524	1,089
Less: Unamortized debt issuance costs	(569)	(619)
Less: current portion	(756)	—
Sunoma loan, net of debt issuance costs	16,199	470
OPAL term loan	75,000	—
Less: Unamortized debt discount and debt issuance costs	(2,485)	—
Less: current portion	(13,425)	—
OPAL term loan, net of debt discount and debt issuance costs	59,090	—
Convertible note payable	58,710	—
Less: current portion	—	—
Convertible note payable	58,710	—
Municipality loan	278	472
Less: current portion	(194)	(194)
Municipality loan	84	278
Non-current borrowings total	$134,083	$90,504

As of December 31, 2021, principal maturities of debt are expected as follows, excluding any subsequent refinancing transactions. The below table excludes the outstanding debt of $17,524 under the Sunoma loan was not converted from a construction loan into a term loan with a duration of 11 years:

	Senior secured	OPAL term	Convertible	Municipality
	credit facility	loan	note payable	loan	Total
2022	$81,369	13,425	—	$194	$94,988
2023	—	16,110	—	84	16,194
2024	—	16,110	—	—	16,110
2025	—	29,355	58,710	—	88,065
	$81,369	$75,000	$58,710	$278	$215,357

Senior secured credit facility

On September 21, 2015, Fortistar Methane 3 LLC ( the “FM3”), a wholly-owned subsidiary of OPAL, entered into a senior secured credit facility as a borrower and Investec Bank PLC and MUFG Union Bank N.A., as joint lead arranger and book runners and CoBank ACB as documentation agent and LC issuing bank, which provides for an aggregate principal amount of $150.0 million, which consists of (i) a term loan of $125,000 ( “Term Facility Loan”) and a (ii) working capital letter of credit facility (“Working Capital Facility”) of up to $19,000 and a (iii) Debt service reserve and liquidity facility ( Debt Reserve and Liquidity Facility”) of up to $6,000. The Company paid $14,300 to the lenders in connection with the transaction.

OPAL FUELS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of dollars except unit and per unit data)

10. Borrowings (cont.)

The borrowings under the Senior Secured Credit Facility bear an interest rate of a fixed margin plus LIBOR for the relevant interest period. The fixed margin is 2.75% for the first four years and 3.0% until October 8, 2021 and 3.25% thereafter. Pursuant to the terms of facility, FM3 is required to repay 1% of the outstanding debt under the Term Loan Facility amounting to $1,250 on a quarterly basis which is then adjusted based on available cash and a target debt balance that declines each quarter. The Working Capital Facility contains a provision whereby the Company is obligated to reduce the amount borrowed to $7,500 or less for a period of ten consecutive business days annually. As of December 31, 2021, the total amount outstanding under the Working Capital Facility was $7,500. Additionally, the Company pays commitment fee of 0.75% on unused portion of the facility.

On October 8, 2021, the Company entered into the Amendment to Second Amended and Restated Credit Agreement (the “Amendment”) which extended the maturity date of the credit facility that supports the Renewable Power business to December 20, 2022. In addition, the minimum required debt service coverage ratio was reduced from 1.1 to 1.0 and the calculation of the Cash Flows Available for Debt Service was amended to exclude the proceeds of working capital loans deposited into the operating account going forward. Additionally, the Company is not allowed to make any distributions or restricted payments. In exchange for these accommodations, the Company agreed to repay $5,182 as a permanent reduction of the Working Capital Facility and to increase the interest rate on the credit facility by 25 basis points.

At December 31, 2021 and December 31, 2020, the Company had outstanding letters of credit that support obligations of the Company and its subsidiaries of $7,823 and $8,552, respectively. The Senior Secured Credit Facility is collateralized by substantially all the assets of FM3 and assignment of FM3’s rights, title and interests in PSAs and landfill gas rights agreements.

The debt agreement contains certain warranties and financial covenants including but not limited to debt service coverage ratio to be less than 1.0 and restrictions on distributions and additional indebtedness. The lenders only have recourse to the assets of FM3. For the years ended December 31, 2021 and 2020, FM3 was in compliance with all debt covenants.

Patronage dividends

The Company is eligible to receive annual patronage dividends from one of its lenders, Cobank ACB under a profit sharing program made available to the borrowers. The Company accrued patronage dividend based on an estimated percentage of its weighted average debt balance for the year. For the years ended December 31, 2021, 2020 and 2019 the Company received cash dividend of $139, $136 and $131 which was recorded as a credit to interest expense in the consolidated statements of operations. Additionally, the Company received $489 as equity in Cobank SCB which will be redeemed for cash beginning 2024. The Company recorded $489 as other income in the consolidated statement of operations for the year ended December 31, 2021 and a correspond long-term asset on its balance sheet as of December 31, 2021.

TruStar revolver credit facility

On September 27, 2021, TruStar, a wholly-owned subsidiary of the Company renewed the existing revolving credit arrangement with JP Morgan Chase Bank, N.A., for an aggregate amount of $10,000. This revolver credit facility was secured by marketable securities pledged by the Ultimate Parent. In the fourth quarter of 2021, the outstanding balance under this credit facility was fully repaid and the revolver credit facility was cancelled.

The amounts outstanding under this credit facility had an interest rate of 1.0% plus one month LIBOR.

OPAL FUELS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of dollars except unit and per unit data)

10. Borrowings (cont.)

Sunoma loan

On August 27, 2020, Sunoma Renewable Biofuel LLC (“Sunoma”), a wholly-owned subsidiary of the Company entered into a debt agreement with Live Oak Banking Company ( “Lender”) for an aggregate principal amount of $20,000. Sunoma paid $600 as fees to the Lender. The loan matures on April 27, 2022 and bears interest at the greater of Prime plus 3.50%, or 7.75%.

The amounts outstanding under the Sunoma loan agreement are secured by the assets of Sunoma.

The Sunoma loan agreement contains certain financial covenants which require Sunoma to maintain (i) Maximum debt to worth ratio cannot exceed 5 to 1 (ii) the minimum current ratio cannot be less than 1.0 (iii) minimum debt service coverage ratio of trailing four quarters cannot be less than 1.25. These covenants apply after the construction is complete and the facility meets certain predetermined operational standards and documentation criteria and the loan converts to a term loan which is expected to be in third quarter of 2022. Additionally, the Company received a waiver from compliance of certain non financial covenants.

At maturity, the loan outstanding under the Sunoma loan agreement is convertible to a permanent loan guaranteed by the United States Department of Agriculture (“USDA”). The Permanent USDA loan will consist of an 11-year term and bear interest at the then-current 10-year LIBOR Swap rate plus 5.45%, fixed for the term of the loan. The floor rate of the USDA loan will be equal to 6.75%. The Permanent USDA loan will be secured by the assets of Sunoma Renewable Biofuel, LLC. The accrued interest is payable after the conversion to a permanent loan.

The significant assets of Sunoma are parenthesized in the consolidated balance sheets as December 31, 2021 and December 31, 2020. Refer to Note 16 Variable Interest Entities for additional information.

OPAL term loan

On October 22, 2021, the Company executed a Term Loan at a newly formed entity, OPAL Fuels Intermediate Holding Company LLC (“OPAL Intermediate Holdco”) as the borrower and Bank of America N.A., Customers Bank, Citi Bank N.A., Barclays Bank PLC as lenders (“Lenders”), Bank of America as administrative agent and Customers Bank as Syndication Agent, which permitted borrowings of up to $125,000. Of the 125,000, the Company had $90,000 available for borrowing upon closing and the remaining $35,000 to be made available as three more RNG facilities become operational. The facility is secured by a pledge in the equity interest of the following subsidiaries of the Company at the time the loan was executed: Beacon Holdco LLC, OPAL Environmental Credit Marketing LLC, TruStar Energy LLC, and OPAL Fuels Services LLC along with cash bank accounts and a security interest in the Company’s environmental credits. A portion of the proceeds of this loan were used to pay off the outstanding balance under the Trustar revolver credit facility and the remainder will be used for general corporate purposes, including investments in RNG projects being developed by the Company.

Pursuant to the above, the Company borrowed $75,000 in October 2021 and an another $15,000 in February 2022 pursuant to an amendment allowing the Company to drawdown later than the original commitment date. The loan matures April 22, 2025 and bears interest at 3.0% plus LIBOR. Pursuant to the terms of the facility, OPAL Intermediate Holdco is required to repay 1.79% or $1,342 per month beginning March 2022 and an additional $700 per month beginning September 2022.

The OPAL term loan contains certain financial covenants which require OPAL Intermediate Holdco to maintain a (i) minimum liquidity of $15.0 million until March 31, 2022 and $10.0 million thereafter and (ii) leverage ratio not to exceed 4 to 1. As of December 31, 2021, the Company is in compliance with the financial covenants under this debt facility. Additionally, the debt agreement contains certain customary warranties and representations including but not limited to restrictions on distributions and additional indebtedness.

Municipality loan

FM3 entered into a loan agreement for the construction of an interconnection that was initially funded by the municipality. The Company is scheduled to make payments to a municipality of the amount of $1,600 plus interest at a fixed annual rate of 3.00% through April 1, 2023.

OPAL FUELS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of dollars except unit and per unit data)

10. Borrowings (cont.)

Loan from Affiliate and Line of Credit from Affiliate

In June 2015, the Ultimate Parent made a $5,000 loan to the Company with an annual interest rate of 10% compounded monthly. This loan, which had an original maturity date of June 26, 2016, was subsequently renewed annually. As of December 31, 2019, the full amount of this loan was outstanding. On December 31, 2020, the outstanding loan balance of $5,000 was assigned to the Ultimate Parent and the assignment of this loan to the related party was accounted for as a capital contribution to the Company.

In April 2017, the Ultimate Parent extended a $5,000 revolving line of credit to the Company for general working capital. This loan, which had an original maturity date of September 9, 2018, was subsequently renewed annually by the affiliate. Borrowings under the line of credit bore interest at an annual rate of 10% compounded monthly. Additional drawings under this credit line were available once per month in minimum amounts of $250. The credit line included a commitment fee of 2% on the loan amount and interest of 1% on the undrawn amount, due quarterly. As of December 31, 2019, the full amount of this line of credit was outstanding. On December 31, 2020, the outstanding line of credit amount of $5,000 was assigned to the Parent and the assignment of this loan to the related party was accounted for as a capital contribution to the Company.

Interest rates

2021

For the year ended December 31, 2021, the interest rate on Senior Secured Facility included a margin plus LIBOR and commitment fees of 0.75% on unused portion of the Working Capital Facility. The weighted average effective interest rate including the amortization of debt issuance costs for this period was 3.00%.

For the year ended December 31, 2021, the interest rate on TruStar Revolver Credit Facility including a margin plus LIBOR was 1.52%.

For the year ended December 31, 2021, the paid-in-kind interest rate on Convertible note payable was 8%. The change in fair value of the Note recorded as interest expense between May 1, 2021 and December 31, 2021 was $3,300.

For the year end December 31, 2021, the interest rate on OPAL term loan was 4% and commitment fees of 0.5% on the undrawn portion of the facility. The weighted average effective interest rate including the amortization of debt issuance costs for this period was 4.9%.

For the year ended December 31, 2021, the weighted average effective interest rate on the Sunoma Credit Facility was 7.75%.

For the year ended December 31, 2021, the weighted average interest rate on Municipality Loan was 3.0%.

2020

For the year ended December 31, 2020, the interest rate on Senior Secured Facility included a margin plus LIBOR and commitment fees of 0.75% on unused portion of the Working Capital Facility. The weighted average effective interest rate including the amortization of debt issuance costs for this period was 3.25%.

For the year ended December 31, 2020, the interest rate on TruStar Revolver Credit Facility including a margin plus LIBOR was 2.1%.

For the year ended December 31, 2020, the weighted average effective interest rate on the Sunoma Credit Facility was 7.75%.

For the year ended December 31, 2020, the weighted average interest rate on Municipality Loan was 3.0%.

OPAL FUELS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of dollars except unit and per unit data)

10. Borrowings (cont.)

For the year ended December 31, 2020, the weighted average interest rate on Line of Credit and Loan from Affiliate was 10%.

2019

For the year ended December 31, 2019, the interest rate on Senior Secured Facility included a margin plus LIBOR and commitment fees of 0.75 % on unused portion of the Working Capital Facility. The weighted average effective interest rate including the amortization of debt issuance costs for this period was 4.94%.

For the year ended December 31, 2019, the interest rate on TruStar Revolver Credit Facility including a margin plus LIBOR was 2.1%.

For the year ended December 31, 2019, the weighted average interest rate on Municipality Loan was 3.0%.

For the year ended December 31, 2019, the weighted average interest rate on Line of Credit and Loan from Affiliate was 10%.

The following table summarizes the Company’s total interest and financing expense, net for

	Fiscal Years Ended
	December 31,	December 31,	December 31,
	2021	2020	2019
Senior secured facility	$2,777	$3,655	$5,074
Municipality loan	10	17	21
Trustar revolver credit facility	111	166	351
Convertible note payable	3,300	—	800
OPAL term loan	617	—	—
Line of credit/Loan from Affiliate	—	1,010	—
Commitment fees and other finance fees	835	962	965
Amortization of debt issuance costs	1,086	860	820
Interest income	(769)	(15)	(5)
Total interest expense	$7,467	$6,655	$8,026

(1)	Interest expense on Senior secured facility is presented net of patronage dividends received of $628, $136 and $131 for the years ended December 31, 2021, 2020 and 2019, respectively.

11. Leases

During 2018, the Company renewed a lease for office and warehouse space that became effective upon the termination of the original lease term on January 31, 2018. The term of the lease renewal was thirty-six months and contained an option to renew for an additional twenty-four months. In September 2020, the Company exercised this option. In addition, the Company maintains a fleet of vehicles under lease with terms ranging from forty-eight to sixty months and with lease expiration dates ranging from April 2021 to February 2025.

Future minimum lease payments are as follows:

December 31, 2021
2022	$690
2023	283
2024	163
2025	55
$1,191

The Company incurred rent expense of $1,098, $1,242 and $1,464, in 2021, 2020 and 2019, respectively.

OPAL FUELS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of dollars except unit and per unit data)

12. Derivative Financial Instruments

Interest rate swaps

The Company has various interest rate swap agreements, including swaps entered into in early 2020. The average annual fixed rate ranges from 2.38% in 2020 to 2.50% in 2022. These transactions involved the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying principal amounts. The Company has accounted for these instruments as economic hedges and has included changes in their fair market value in the consolidated statements of operations.

The location and amounts of derivatives fair values in the balance sheet are:

	Fair Value		Location of Fair Value Recognized
December 31,	2021	2020	in Balance Sheet
Derivatives designated as economic hedges
Current portion of interest rate swaps	$(992)	$(1,689)	Derivative financial liability, current portion
Interest rate swaps, net of current portion	—	(1,096)	Derivative financial liability, non-current portion
	$(992)	$(2,785)

The effect of interest rate swaps on our consolidated statement of operations was:

	(Loss) Gain Recognized in Operations from interest rate swaps			Location of (Loss) Gain Recognized in Operations
December 31,	2021	2020	2019	from Derivatives
Interest rate swaps	$1,793	$(1,050)	$(1,876)	Change in value of derivative financial instruments
Net periodic settlements	(1,694)	(1,147)	185	Change in value of derivative financial instruments
	$99	$(2,197)	$(1,691)

Company may be exposed to credit risk on any of the derivative financial instruments that are in an asset position. Credit risk relates to the risk of loss that the Company would incur because of non-performance by counterparties pursuant to the terms of their contractual obligations. To mitigate this risk, management monitors counterparty credit exposure on an annual basis, and the necessary credit adjustments have been reflected in the fair value of financial derivative instruments. There are no credit-risk-related contingent features that could be triggered in derivative financial instruments that are in a liability position.

The Company enters into interest rate swap contracts with counterparties that allow for net settlement of derivative assets and derivative liabilities. The Company has made an accounting policy election to offset recognized amounts relating to these interest swaps within the consolidated balance sheets. The following tables summarize the fair value of derivative instruments on the Company’s consolidated balance sheets and the effect of netting arrangements and collateral on its financial position:

			Assets/(Liabilities)
	Gross Amounts of Recognized	Gross Amounts Offset in the	Net Amounts of Assets/(Liabilities) Presented in the
	Assets/	Consolidated	Consolidated
	(Liabilities)	Balance Sheet	Balance Sheet
December 31, 2021
Interest rate swap liability	$(992)	$—	$(992)
December 31, 2020
Interest rate swap liability	$(2,785)	$—	$(2,785)

There were no collateral balances with counterparties outstanding as of the period-end dates.

OPAL FUELS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of dollars except unit and per unit data)

12. Derivative Financial Instruments (cont.)

Commodity swap contracts

The Company utilizes commodity swap contracts to hedge against the unfavorable price fluctuations in market prices of electricity. The Company does not apply hedge accounting to these contracts. As such, unrealized and realized gain (loss) is recognized as component of Renewable Power Revenues in the consolidated statement of operations and Derivative financial asset — current and non-current in the consolidated balance sheets. These are considered to be Level 2 instruments in the fair value hierarchy. By using commodity swaps, the Company exposes itself to credit risk and market risk. Credit risk is the failure of the counter party to perform under the terms of the swap contract. When the fair value of the swap contract is positive, the counter party owes the Company creating a credit risk. The Company manages the credit risk by entering into contracts with financially sound counter parties. To mitigate this risk, management monitors counterparty credit exposure on an annual basis, and the necessary credit adjustments have been reflected in the fair value of financial derivative instruments. When the fair value of the swap contract is negative, the Company owes the counter party creating a market risk that the market price is higher the contract price causing loss of higher revenues.

In December 2018, the Company signed an amendment that converted an existing PPA into a commodity swap contract to allow the Company flexibility to sell the capacity separately and schedule sale of electricity to independent third parties. Post the amendment, the Company agreed to net settle the contract in cash on a monthly basis based on the difference between the contract price and market price. The contract has a default minimum of 34,554 Mwh per year. Additionally, the Company entered into an ISDA agreement with a counter party in November 2019. Pursuant to the agreement, the Company entered into swaps with contract prices ranging between $35.75 and $51.25 per Mwh.

The following table summarizes the commodity swaps in place as of December 31, 2021 and 2020:

			Notional	Average
			Quantity	Contract
			per year	price
Trade date	Period From	Period to	(“Mwh”)	(per Mwh)
December 14, 2018	January 1, 2019	September 30, 2022	34,554	$66.12
November 22, 2019	January 1, 2020	December 31, 2021	43,860	$35.75
October 28, 2021	November 1, 2021	December 31, 2022	30,660	$48.75
December 27, 2021	January 1, 2022	December 31, 2022	26,280	$50.75

The effect of commodity swaps on the consolidated statements of operations for the years ended December 31, 2021, 2020 and 2019.

		Fiscal Years
		Ended
Derivatives not designated as	Location of (loss) gain	December 31,
hedging instruments	recognized	2021	2020	2019
			(Restated)(1)	(Restated)(1)
Commodity swaps – realized (loss) gain	Renewable Power	$(22)	$1,383	$1,129
Commodity swaps – unrealized (loss)	Renewable Power	(1,148)	(1,176)	(373)
Total realized and unrealized(loss) gain	Renewable Power	$(1,170)	$207	$756

(1)	The Revenues for the years ended December 31, 2020 and 2019 were restated to record unrealized loss of $1,176 and $373, respectively. Please see Note 2 Restatement of financial statements for additional information.

 OPAL FUELS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of dollars except unit and per unit data)

12. Derivative Financial Instruments (cont.)

The following table shows the derivative assets and liabilities related to commodity swaps as of December 31, 2021 and 2020:

	Fair Value		Location of
December 31,	2021	2020	Fair Value Recognized in Balance Sheet

Derivatives designated as economic hedges
Current portion of unrealized gain on commodity swaps	$382	$810	Derivative financial asset – current portion
Unrealized gain on commodity swaps, net of current portion	—	719	Derivative financial asset – non-current
	$382	$1,529

13. Related Parties

Related parties are represented by our Ultimate Parent and other affiliates, subsidiaries and other entities under common control with the Ultimate Parent.

Capital contributions and distribution from and to members

During the years ended December 31, 2021, 2020 and 2019, the Company received contributions from its Ultimate Parent of $7,531, $15,128 and $30,057, respectively. Additionally, the Company made distributions to its Ultimate Parent of $3,695, $852 and $404 for the years ended December 31, 2021, 2020 and 2019.

Sale of non-controlling interests to Related Parties

During the year ended December 31, 2021, the Company sold non-controlling interests in four RNG projects to Hillman for total proceeds of $30,000. On November 29, 2021, as part of an exchange agreement (“Hillman exchange”), the Company issued 14 newly authorized common units and 300,000 Series A-1 preferred units to Hillman in return for Hillman’s non-controlling interest in four RNG project subsidiaries. Please see Note 18, Redeemable Preferred Units and Equity for additional information.

Purchase of investments from Related Parties

In August 2021, the Company acquired a 100% ownership interests in Reynolds RNG LLC (“Reynolds”), an RNG production facility for $12,020 which was funded with cash on hand. Reynolds held an equity investment of 1,570 Class B units in GREP BTB Holdings LLC (“GREP”) representing 20% interest for a cash consideration of $1,570 which owns 50% of BioTown Biogas LLC (“Biotown”), a power generation facility under development to convert to an RNG facility. The Reynolds transaction was an asset acquisition from an affiliate under common control and therefore the assets consisting of the its investment in GREP and the Note receivable (described below) were recorded at carryover basis. The Company accounts for its 20% equity investment in GREP under the equity method. The Company recorded a loss of $124 as its share of net loss for the year ended December 31, 2021 and reduced its investment in GREP as of December 31, 2021.

Equity commitment letters

During 2021 and 2020, the Ultimate Parent entered into three equity commitment agreements totaling $57,066 with third-party investors which established the amount of capital contributions to be made by these investors in four RNG projects being developed by the Company in exchange for which the third-party investor would acquire a specified ownership percentage in the RNG project. In conjunction with this, for the purpose of satisfying the

OPAL FUELS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of dollars except unit and per unit data)

13. Related Parties (cont.)

Engineering, Procurement and Construction Agreements under which these RNG projects would be built, the Ultimate Parent issued three equity commitment letters to the contractor hired to construct these RNG projects. The equity commitments for Pine Bend and Noble Road have been fulfilled during 2021 and there is no outstanding commitment amounts on these projects as of December 31, 2021.

		Amount
		distributed
		under the
	Equity	Equity	Amount
	Commitment	commitment	outstanding yet
	Letters	letters	to be fulfilled
December 31, 2021
Noble Road RNG	$19,000	$19,000	$—
Pine Bend RNG	21,504	21,504	—
New River RNG	16,562	8,789	7,773
	$57,066	49,293	$7,773

Sales contracts with Related Parties

In June 2020, Trustar, a wholly-owned subsidiary of the Company contracted with Beacon to dispense Beacon’s RNG, generate and market the resulting RINs created on behalf of Beacon. The term of this contract is September 1, 2020 through October 31, 2030. The Company receives non-cash consideration in the form of RINs or LCFSs for providing these services and recognizes the RINs or LCFSs received as inventory based on their estimated fair value at contract inception. During the period from September 1, 2020 to December 31, 2020, the Company earned environmental processing fees of $428, net of intersegment elimination, under this agreement which are included in fuel station service revenues in the consolidated statements of operation. During 2021, the Company acquired the remaining interests in Beacon. Therefore, all environmental fees earned after May 1, 2021 is eliminated in the consolidated statements of operations. For the period between January 1 and April 30, 2021, the company earned environmental processing fees of $632, net of intersegment elimination.

Service agreements with Related Parties

In 2020, Trustar and FM3, two wholly-owned subsidiaries of the Company had two management service agreements with the Ultimate Parent to provide for management, operations and maintenance services. The agreement provided for a pass-through of the actual costs incurred.

On December 31, 2020, the Company terminated the above two agreements and signed a new management, operations, and maintenance services agreement (“Administrative services agreement”) with the Ultimate Parent, pursuant to which the Ultimate Parent provides management, operations, and maintenance services to the Company. The agreement expires on December 31, 2023, unless the termination occurs earlier due to dissolution of the Company or terminated by the Company’s secured lenders in certain circumstances. The agreement provides for a pass-through of actual costs incurred and a fixed annual payment of $580,000 per year adjusted annually for inflation.

In June 2021, the company entered into an management services agreement with Costar Partners LLC (“Costar”), an affiliate of the Ultimate Parent. As per the agreement, Costar provides IT support services, software use, licensing services, management of third party infrastructure and security services and additional IT services as needed by the Company. The agreement provides for Costar to be compensated based on actual costs incurred and licensing fees per user for certain software applications. The agreement expires in June 2024 unless the termination occurs earlier due to dissolution of the Company or terminated by the Company’s secured lenders in certain circumstances.

OPAL FUELS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of dollars except unit and per unit data)

13. Related Parties (cont.)

The following table summarizes the various fees recorded under the agreements described above which are included in our Selling, general administrative expenses:

	Fiscal Years Ended
	December 31,	December 31,	December 31,
	2021	2020	2019
Staffing and management services	$8,393	$5,866	$6,091
IT services	1,497	—	—
Managements services	—	557	1,354
Guaranty fees	431	269	269
Interest	—	419	403
Environmental processing fees	632	428	—
Total	$10,953	$7,539	$8,117

For the years ended December 31, 2021 and December 31, 2020 the company had accounts payable, related party in the amounts of $166 and $1,579, respectively. As of December 31, 2021, the Company recorded $676 payable to Costar as part of accrued expenses in its consolidated balance sheet.

14. Benefit Plan

The Company maintains a qualified 401(k) benefit plan (the “Plan”) covering substantially all its employees who meet the eligibility requirements. All employees are eligible to participate in the Plan starting with the first day of the month following three months of service. Eligible employees may contribute up to 50% of their compensation on a pre-tax basis to the Plan, up to statutory limits. The Company matches 100% on the first 3% and 50% of the next 2% of eligible employees’ contributions. The Company’s contributions vest immediately. The Company’s contributions to the Plan were $374, $293 and $276 in 2021, 2020 and 2019, respectively.

15. Reportable Segments and Geographic Information

The Company is organized into six operating segments based on the characteristics of its Renewable Power generation and dispensing portfolio and the nature of other products and services:

●	Renewable Power 3 Portfolio. The Renewable Power 3 (“RP3”) portfolio generates electricity through methane-rich landfills and digester gas collection systems primarily located in Southern California. RP3 sells renewable electricity to public utilities throughout the United States.

●	Renewable Power 4 Portfolio. The Renewable Power 4 (“RP4”) portfolio generates electricity through methane-rich landfills and digester gas collection systems. RP4 sells renewable electricity to public utilities throughout the United States.

●	RNG Fuel Supply. The RNG Fuel portfolio consists of the Company’s interests in Beacon, Noble Road, Sunoma, GREP and other RNG projects under construction. Beacon captures and converts methane gas to RNG from two landfills located in western Pennsylvania and sells the captured gas to public utilities and separately monetizes environmental attributes through sales to third parties. For the year ended December 31, 2020 and for the period from March 11, 2019 through December 31, 2019, the Company accounted for its interest in Beacon under the equity method of accounting. In May 2021, the Company acquired the remaining interests in Beacon and consolidated Beacon’s results for the period between May and December 31, 2021. The Company accounted for its interests in Pine Bend and Noble Road on a fully consolidated basis for the first nine months of 2021 and converted to equity method of accounting in December and November, 2021, respectively. The Company accounted for its interest in Sunoma on a consolidated basis for the year ended December 31, 2021. Please see note 17 Variable Interest Entities for additional information.

OPAL FUELS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of dollars except unit and per unit data)

15. Reportable Segments and Geographic Information (cont.)

●	RNG Fuel Dispensing. The Company owns and operates CNG fueling stations that are strategically located to supply fuel to third-party vehicle fleets throughout the United States. CNG Fueling Operations also supplies CNG vehicle fuel to stations owned by third parties.

●	Fuel Construction Services. The Company also provides design and construction services to third parties for vehicle fueling stations.

●	Fuel Station Services. The Company also provides maintenance services to third-party owners of vehicle fueling stations.

The Co-Chief Executive Officers serve as the Company’s chief operating decision maker (“CODM”) and jointly manage the six operating segments based on regular reviews of the segment information presented below. This information is used by the CODM to evaluate the performance of each operating segment and allocate the Company’s resources among segments. The Company determined that each of the six operating segments meets the characteristics of a reportable segment in U.S. GAAP. The Company activities and assets that are not associated with the six reportable segments are summarized in the “Other” category below. These include corporate investment income, interest income and interest expense, income tax expense and other non-allocated costs.

With the exception of the Beacon Portfolio, segment disclosures are prepared on the same basis described in the summary of significant accounting policies. The CODM reviews the Beacon Portfolio segment based on its standalone, consolidated financial reports. As such, a reconciliation is provided below of the Beacon Portfolio segment information to the Company’s equity method accounting for its interest in Beacon under U.S. GAAP.

	Fiscal Years Ended
	December 31,	December 31,	December 31,
	2021	2020	2019
		(Restated)(1)	(Restated)(1)
Revenues:
Renewable Power 3	$43,857	$45,922	$50,597
Renewable Power 4	3,460	4,579	4,563
RNG Fuel Supply	60,097	14,772	12,366
RNG Fuel Dispensing	30,385	11,545	8,977
Fuel Construction Services	33,385	40,567	43,449
Fuel Station Services	17,058	18,637	14,842
Other(2)	129	1,016	521
Intersegment	(8,066)	(4,293)	(3,247)
Equity Method Investment	(14,181)	(15,039)	(12,366)
	$166,124	$117,706	$119,702

(1)	Revenues in Renewable Power 3 and RNG Fuel Dispensing segments have been restated. Please see Note 2 Restatement of financial statements for additional information.
(2)	Other includes revenues of Fortistar Contracting LLC.

OPAL FUELS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of dollars except unit and per unit data)

15. Reportable Segments and Geographic Information (cont.)

	Fiscal Years Ended
	December 31,	December 31,	December 31,
	2021	2020	2019
Interest and Financing Expense, Net:
Renewable Power 3	$3,595	$4,960	$6,325
Renewable Power 4	11	17	—
Other(1)	3,861	1,678	1,701
	$7,467	$6,655	$8,026

(1)	Other includes interest expense associated with RNG Fuel Dispensing, Fuel Construction Services, and Fuel Station Services, as the Company does not maintain segment-level records for these balances.

	Fiscal Years Ended
	December 31,	December 31,	December 31,
	2021	2020	2019
Depreciation, Amortization, and Accretion:
Renewable Power 3	$5,630	$6,093	$6,265
Renewable Power 4	442	203	267
RNG Fuel Supply	3,306	3,112	2,369
RNG Fuel Dispensing	1,662	1,468	1,178
Fuel Construction Services	137	57	44
Fuel Station Services	408	393	181
Other(1)	128	124	96
Equity Method Investment	(1,060)	(3,112)	(2,369)
	$10,653	$8,338	$8,031

(1)	Other includes amortization of intangible assets and depreciation expense not allocated to any segment.

	Fiscal Years Ended
	December 31,	December 31,	December 31,
	2021	2020	2019
		(Restated)(1)	(Restated)(1)
Net Income (Loss):
Renewable Power 3	$(4,642)	$(26,447)	$(1,422)
Renewable Power 4	(2,603)	(754)	(3,261)
RNG Fuel Supply	55,402	(1,821)	(1,265)
RNG Fuel Dispensing	6,298	2,950	2,622
Fuel Construction Services	2,708	4,700	4,378
Fuel Station Services	4,441	4,723	3,367
Other(2)	(23,103)	(8,247)	(9,181)
Equity Method Investment	2,268	(475)	(487)
	$40,769	$(25,371	$(5,249

(1)	Net loss for the Renewable Power 3 segment has been restated to record unrealized losses on commodity swap contracts. Please see Note 2 Restatement of financial statements for additional information.
(2)	Other includes Fortistar Contracting LLC as well as interest expense and selling, general and administrative expenses associated with RNG Fuel Dispensing, Fuel Construction Services, and Fuel Station Services, as the Company does not maintain segment-level records for these balances.

OPAL FUELS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of dollars except unit and per unit data)

15. Reportable Segments and Geographic Information (cont.)

	December 31,	December 31,
	2021	2020
		(Restated)(1)
Total Assets:
Renewable Power 3	$40,901	$54,860
Renewable Power 4	2,827	3,116
RNG Fuel Supply	191,464	26,238
Other(2)	98,502	59,671
Equity Method Investment	47,150	25,573
	$380,844	$169,458

(1)	The total assets for Renewable Power 3 as of December 31, 2020 have been restated to record Derivative financial asset — current and Derivative financial asset — non-current of $810 and $719, respectively. Please see Note 2, Restatement of Financial Statements for additional information.
(2)	Other includes total assets associated with Fortistar Contracting LLC, RNG Fuel Dispensing, Fuel Construction Services, and Fuel Station Services, as the Company does not maintain segment-level records for these balances.

	Fiscal Years Ended
	December 31,	December 31,	December 31,
	2021	2020	2019
Cash Paid for Purchases of Property, Plant and Equipment:
Renewable Power 3	$—	$29	$14
Renewable Power 4	—	123	23
RNG Fuel Supply	78,854	17,886	1,001
RNG Fuel Dispensing	10,792	6,902	4,431
	$89,646	$24,940	$5,469

Geographic Information: The Company’s assets and revenue generating activities are domiciled in the United States.

16. Stock-Based Compensation

During the years ended December 31, 2020 and 2019, the Ultimate Parent granted certain equity-based awards to certain employees of the Company in the form of residual equity interests (“Profit interests”) in four wholly-owned subsidiaries of the Company. The Profit Interests do not have voting rights and shall participate in the income distributions when the subsidiaries achieve certain financial targets. These Profits Interests were restructured in December 2020, at which time they became based on a portion of the Ultimate Parent’s indirect ownership in the Company, rather than in the Ultimate Parent’s ownership interest in Company subsidiaries. There were no new residual equity interest grants during the year ended December 31, 2021.

During the years ended December 31, 2020 and 2019, the percentage of Profit Interests issued in the investment entities that were established to grant the incentive units ranged between 34%-37% in the four wholly-owned subsidiaries. These Profit Interests vest ratably over a period of five years from the grant date. In accordance with ASC 718 Compensation — Stock Compensation, the Profits Interests are valued at their fair value when issued and such fair value is expensed over the service vesting period.

OPAL FUELS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of dollars except unit and per unit data)

16. Stock-Based Compensation (cont.)

In accordance with ASC 718 “Stock-compensation”, the expense for the above Profit Interests was amortized on a straight-line basis over the five year period. For the years ended December 31, 2021, 2020 and 2019, the Company incurred compensation costs of $639, $510 and $315, respectively, which was recorded as a component of Selling, General and Administrative expenses within the consolidated statements of operations.

As of December 31, 2021, 46% of the Profit Interests issued vested and there were 54% of Profit Interests unvested. There were no forfeitures during the year ended December 31, 2021.

As of December 31, 2020, 25% of the Profit Interests issued vested and there were 75% of Profit Interests unvested. There were 0 forfeitures during the year ended December 31, 2020.

The future compensation to be recognized for the above grants as of December 31, 2021 is $1,731 and will be recognized the remaining vesting period which ranges from one to four years.

17. Variable Interest Entities

We determine whether we are the primary beneficiary of a VIE upon our initial involvement with the VIE and we reassess whether we are the primary beneficiary of a VIE on an ongoing basis. Our determination of whether we are the primary beneficiary of a VIE is based upon the facts and circumstances for each VIE and requires judgment. Our considerations in determining the VIE’s most significant activities and whether we have power to direct those activities include, but are not limited to, the VIE’s purpose and design and the risks passed through to investors, the voting interests of the VIE, management, service and/or other agreements of the VIE, involvement in the VIE’s initial design and the existence of explicit or implicit financial guarantees. If we are the party with the power over the most significant activities, we meet the “power” criteria of the primary beneficiary. If we do not have the power over the most significant activities or we determine that all significant decisions require consent of a third party, we do not meet the “power” criteria of the primary beneficiary.

We assess our variable interests in a VIE both individually and in aggregate to determine whether we have an obligation to absorb losses of or a right to receive benefits from the VIE that could potentially be significant to the VIE. The determination of whether our variable interest is significant to the VIE requires judgment. In determining the significance of our variable interest, we consider the terms, characteristics and size of the variable interests, the design and characteristics of the VIE, our involvement in the VIE and our market-making activities related to the variable interests.

Our variable interests in each of our VIEs arise primarily from our ownership of membership interests, construction commitments, our provision of operating and maintenance services, and our provision of environmental credit processing services to VIEs.

During 2021, the Company held equity interests in six VIEs — Sunoma, Pine Bend, Noble Road, Emerald, Sapphire and Central Valley as the Company sold non-controlling interests ranging between 11% to 50% in each of these entities. The Company determined that each of these entities are VIEs and in its capacity as a managing member, the Company is the primary beneficiary. These entities do not have any employees and the Company conducts the operations under specific operations and maintenance contracts with third parties and other affiliates of the Company. The Company is deemed as a primary beneficiary based on two conditions:

●	The Company, as a managing member, has the power to order the activities that significantly impact the economic performance of the four entities including establishment of strategic, operating and capital decisions for each of these entities;

●	The Company has the obligation to absorb the potential losses for the right to receive potential benefits, which could be significant to the VIE;

OPAL FUELS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of dollars except unit and per unit data)

17. Variable Interest Entities (cont.)

As of December 31, 2021, there was no activity in Emerald and Sapphire.

In Pine Bend, and Noble Road, the Company had equity commitment letters that were not fully funded during the year 2021 which allowed for step funding as the construction progresses. As of December 31, 2021, the two entities were fully funded, are no longer thinly capitalized, and have sufficient equity at risk. These entities do not have any employees and the Company conducts the operations in these entities under specific operations and maintenance contracts with third parties and other affiliates of the Company. Therefore, the two entities did not meet the variable interest entities criteria under ASC 810, Consolidation. As the Company has the ability to exercise significant influence, but not control, over the two entities, they were accounted for under the equity method of accounting under ASC 323, Investments Equity Method and Joint Ventures. See Note 6, Investment in Other Entities for additional information.

During the third and fourth quarters of 2021, Hillman, a related party, invested $30,000 in the four VIEs mentioned above which represented non-controlling interests ranging between 11% to 50% in those entities. On November 29, 2021, the Company entered into an exchange agreement with Hillman whereby Hillman exchanged its ownership interests in the four RNG projects into 300,000 Series A-1 preferred units at a par value of $100 and 1.4% of the common units in the Company. On the date of the exchange, the Company reversed the book value of the non-controlling interests of $29,913 attributable to Hillman and recorded the fair value of the preferred units of $30,000 as Redeemable Preferred Units and $87 to member’s equity in the consolidated statement of changes in member’s equity for the fiscal year ended December 31, 2021.

Central Valley owns three RNG facilities which are currently under construction. In November 2021, the Company acquired 10% outstanding non-controlling interests in two entities directly owned by Central Valley from the joint venture partner for $9,456 and became 100% owner of the two entities. $5,000 of the total consideration has been paid in cash and the Company recorded the fair value of the contingent consideration of $4,456 as a component of Other long-term liabilities in its consolidated balance sheet as of December 31, 2021. As of December 31, 2021, the joint venture partner owns 10% of the third RNG facility owned by Central Valley. As a primary beneficiary, the Company consolidated Central Valley in accordance with the variable interest entity model guidance under ASC 810, Consolidation.

In 2020, the Company acquired a variable interest in Sunoma in a joint venture with a third party who does not have any equity at risk but participates in proportionate share of income or losses, which may be significant. Additionally, the assets in Sunoma are collateralized under the Sunoma loan, the proceeds of which are used for partial financing of the construction of the facility. Therefore, the significant assets and liabilities of Sunoma are parenthesized in the consolidated balance sheets as December 31, 2021 and December 31, 2020.

The following table summarizes the major consolidated balance sheet items for consolidated VIEs as of December 31, 2021 and 2020. The VIE information below is presented on an aggregate basis based on similar risk and reward characteristics and the nature of our involvement with the VIEs, such as:

●	All of the VIEs are RNG facilities under construction except Sunoma and they are reported under RNG fuel supply segment;

●	The nature of our interest in these entities is primarily equity based and therefore carry similar risk and reward characteristics;

OPAL FUELS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of dollars except unit and per unit data)

17. Variable Interest Entities (cont.)

The amount of assets that can only be used to settle obligations of the VIEs, and the amount of VIE liabilities with lack of recourse against the Company’s general credit, are parenthesized in the consolidated balance sheets and are included in the asset totals listed in the table below.

	December 31,
	2021	2020
		(Restated)(1)
Assets
Current assets:
Cash and cash equivalents	$1,991	$5,088
Accounts receivable, net	40	—
Prepaid expenses and other current assets	113	—
Total current assets	2,144	5,088
Property, plant and equipment, net	27,794	18,834
Restricted cash	1,163	2,199
Total assets	31,101	26,121
Liabilities and equity (deficit)
Current liabilities:
Accounts payable	2,266	864
Sunoma loan – current portion	756	—
Accrued expenses	—	4,076
Total current liabilities	3,022	4,940
Sunoma loan, net of debt issuance costs	16,199	470
Total liabilities	$19,221	$5,410
Members’ equity
OPAL Fuels LLC – equity	10,692	14,356
Non controlling interest in subsidiaries	1,188	6,355
Total members’ equity	11,880	20,711
Total liabilities and members’ equity	$31,101	$26,121

(1)	As described in Note 2, Restatement of Financial Statements to these consolidated financial statements, we have restated the consolidated financial statements for the year ended December 31, 2020 and 2019.

18. Redeemable Preferred Units and Equity

Conversion of membership interests

As described in Note 1, Description of Business and Note 3, Summary of Significant Accounting Policies, on November 29, 2021, the Company amended its LLCA which converted the outstanding membership interest into 986 common units without par value. The total 986 common units were held by the Parent. Upon the conversion of membership interest into common units, the Company presented the net income (loss) per unit on a retrospective basis for all periods presented in the consolidated financial statements.

Authorization and Issuance of Common Units and Preferred Units

Subsequently, on the same day and in contemplation of the proposed Business Combination with ArcLight, the Company authorized an additional 14 common units without par, and authorized 600,000 Series A-1 preferred units with par value of $100 and 2,000,000 Series A preferred units with par value of $100.

OPAL FUELS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of dollars except unit and per unit data)

18. Redeemable Preferred Units and Equity (cont.)

On November 29, 2021, as part of an exchange agreement (“Hillman exchange”), the Company issued the 14 newly authorized common units and 300,000 Series A-1 preferred units to Hillman in return for Hillman’s non-controlling interest in four RNG project subsidiaries.

On November 29, 2021, Mendocino Capital LLC (“NextEra”) subscribed for up to 1,000,000 Series A preferred units, which are issuable (in whole or in increments) at the Company’s discretion prior to June 30, 2022. As of December 31, 2021, no Series A preferred units were issued. In March 2022, the Company had drawn 250,000 units out of the 1,000,000 units subscribed to, for $25,000.

The following table summarizes the changes in the redeemable preferred units from the December 31, 2020 to December 31, 2021:

	Series A-1	Series A
	preferred units	preferred units
Balance December 31, 2020	$—	$—
Hillman exchange – 300,000 Series A-1 units issued	30,000	—
Paid-in-kind dividends on issued and outstanding units	210	—
Balance December 31, 2021	$30,210	$—

Terms of Redeemable Preferred Units

The Series A and Series A-1 preferred units (together the “Preferred Units”) have substantially the same terms and features which are listed below:

Voting: The Series A-1 preferred units to Hillman do not have any voting rights. The Series A preferred units issued to NextEra have limited rights to prevent the Company from taking certain actions including

(i)	major issuances of new debt or equity (ii) executing transactions with affiliates which are not at arm-length basis (iii) major disposition of assets and (iv) major acquisition of assets outside of the Company’s primary business.

Dividends: The Preferred Units are entitled to receive dividends at the rate of 8% per annum. Dividends begin accruing for each unit from the date of issuance and are payable each quarter end regardless of whether they are declared. The dividends are mandatory and cumulative. The Company is allowed to elect to issue additional Preferred Units ( paid-in-kind) in lieu of cash for the first eight dividend payment dates. The Company elected to pay the dividends to be paid-in-kind for the period November 29, 2021 to December 31, 2021 on Series A-1 preferred units. In the occurrence of certain events of default, the annual dividend rate increases to 12%. Additionally, the dividend rate increases by 2% for each unrelated uncured event of default up to a maximum of 20%.

Liquidation preference: In the event of liquidation of the Company, each holder of a unit of Series A and Series A-1 is entitled to be paid on pro-rata basis the original issue price of $100 per unit plus any accrued and unpaid dividends out of the assets of the Company available for distribution after payment of the Company’s debt and liabilities and liquidation expenses, payments to holders of any senior units senior to the Preferred Units, of which none are existing as of December 31, 2021.

Redemption: At any time after issuance, the Company may redeem the Redeemable preferred units for a price equal to original issue price of $100 per unit plus any accrued and unpaid dividends. Holders of the Preferred Units may redeem for an amount equal to original issue price of $100 per unit plus any accrued and unpaid dividends upon (i) occurrence of certain change in control event (ii) at the end of four years from the date of issuance, except the Preferred Units issued to Hillman can only be redeemed 30 days after the fourth year anniversary of the first issuance of Preferred Units to NextEra. The maturity date is determined to be the date at which the holder’s redemption option becomes exercisable as this is the date in which both the Company and the holder may redeem the preferred units. The maturity date could be as early as November 29, 2025 but no later than June 30, 2026, depending on when the Series A units to NextEra are issued as previously detailed herein.

OPAL FUELS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of dollars except unit and per unit data)

18. Redeemable Preferred Units and Equity (cont.)

Conversion: Holder’s may elect to convert Preferred Units into common units in the limited chance that the Company fails to redeem the Preferred Units under an optional redemption, the annual dividend rate increases to 12% and is further increased to 14% after one year, and thereafter by 2% every 90 days up to a cap of 20%. The Company must also redeem all NextEra Series A preferred units on which the redemption option has been exercised prior to redeeming any Hillman Series A-1 preferred units. If elected, the holder may convert all or a portion of its Preferred Units into a number of common units equal to: (i) number of Preferred Units, multiplied by, (ii) $100 plus accrued and unpaid cash dividends, divided by, (iii) conversion price. The conversion price is equal to the value of the Company’s common units determined as follows, and reduced by a 20% discount if conversion occurs during the first year of delayed redemption, a 25% discount during the 2nd year, and a 30% discount thereafter:

1.	Using 20-day volume-weighted average price (“VWAP”) if common units are publicly traded

2.	Using 20-day VWAP of public company common shares if the common units are exchangeable into public company shares

3.	Otherwise the estimated proceeds to be received by the holder of a common unit if the net assets of the Company were sold at fair market value and distributed

The Company’s common units received by any holder upon conversion will be “paired” with an equivalent number of non-economic voting shares of the Company’s public registrant, as applicable.

Non-Controlling Interests

The following table discloses the effects of changes in the Company’s ownership interest in its subsidiaries on the Members’ equity:

	December 31,
	2021	2020	2019
		(Restated)(1)	(Restated)(1)
Net income (loss) attributable to OPAL Fuels Inc.	$41,363	$(25,358)	$(5,249)
Transfers (to) from the non-controlling interest:
Increase (decrease) in OPAL Fuels Inc Stockholders’ Equity for sale of non-controlling interest	(715)	1,834	—
Increase in OPAL Fuels Inc Stockholders’ Equity for contributions from non-controlling interest	3,873	—	—
Decrease in OPAL Fuels Inc Stockholders’ Equity for purchase of non-controlling interest(2)	(9,211)	—	—
Net transfers (to) from non-controlling interest	(6,053)	1,834	—
Change from net income attributable to OPAL Fuels Inc Stockholders’ and transfers (to) from non-controlling interest	$35,310	$(23,524)	$(5,249)

(1)	As described in Note 2 Restatement of Financial Statements to these consolidated financial statements, we have restated the consolidated financial statements for the years ended December 31, 2020 and 2019.
(2)	Includes $87 decrease in Stockholders’ equity relating to the Hillman exchange and $9,124 relating to redemption of non-controlling interest in one RNG project.

OPAL FUELS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of dollars except unit and per unit data)

19. Net Income (Loss) Per Unit

On November 29, 2021, the Company amended and restated the limited liability agreement (“A&R LLCA”) to provide for the creation and issuance of multiple classes and series of units and admission of additional members to the Company in connection with the proposed business combination. Accordingly, the membership interests were converted to 1000 common units which include the 14 units issued to Hillman and authorizing 600,000 Series A-1 preferred units and 300,000 Series A preferred units. As of December 31, 2021, only 300,000 Series A preferred units are issued and outstanding. Upon the conversion of membership interests into units, the Company presented the net income (loss) per unit on a retrospective basis for all periods presented in the consolidated financial statements.

The Basic income (loss) per unit attributable to Stockholders of OPAL Fuels Inc. for the years ended December 31, 2021, 2020 and 2019 is computed by dividing the net income (loss) attributable to OPAL Fuels Inc. by the weighted-average number of common units outstanding during the period. Diluted net income for the year ended December 31, 2021 does not include 300,000 Series A preferred units because the substantive contingency for conversion has not been met as of December 31, 2021.

	Fiscal Years Ended
	December 31,	December 31,	December 31,
	2021	2020	2019
		(Restated)(1)	(Restated)(1)
Net income (loss) attributable to OPAL Fuels Inc.	$41,363	$(25,358)	$(5,249)
Weighted average units – Basic	987	986	986

Weighted average units – Diluted	987	986	986
Basic net income (loss) per unit	$41,908	$(25,718)	$(5,324)

Diluted net income (loss) per unit	$41,908	$(25,718)	$(5,324)

20. Commitments and Contingencies

Letters of Credit

As of December 31, 2021 and 2020, the Company was required to maintain eight standby letters of credit totaling $9,023, and $8,552, respectively, to support obligations of Company subsidiaries. These letters of credit were issued in favor of a lender, utilities, a governmental agency, and an independent system operator under PPA electrical interconnection agreements, and in place of a debt service reserve. There have been no draws to date on these letters of credit.

Purchase Options

The Company has two contracts with customers to provide CNG for periods of seven and ten years, respectively. The customers have an option to terminate the contracts and purchase the Company’s CNG fueling station at the customers’ sites for a fixed amount that declines annually.

In July 2015, the Company entered into a 10-year fuel sales agreement with a customer that included the construction of a CNG fueling station owned and managed by the Company on the customer’s premises. At the end of the contract term, the customer has an option to purchase the CNG fueling station for a fixed amount. The cost of the CNG fueling station was recorded to plant and equipment and is being depreciated over the contract term.

Legal Matters

The Company is also involved in various claims arising in the normal course of business. Management believes that the outcome of these claims will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

OPAL FUELS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of dollars except unit and per unit data)

20. Commitments and Contingencies (cont.)

On December 10, 2021, the Company entered into a settlement agreement with the landfill owner of one of the Company’s RNG projects involving the timing of RIN royalty payments amounting to $10,951 as of October 31, 2021. As part of this agreement, the Company agree to pay the accrued and outstanding balance of royalty payments of $10,951 to the landfill owners and the landfill owner reimbursed the Company $6,253 as a reimbursement towards costs the Company previously incurred to purchase equipment at the landfill site. The Company recorded $4,740 as a reduction of the Property, plant and equipment which represents the net book value of the equipment and $1,513 as a reduction of Selling, general and administrative expenses in the consolidated statements of operations for the year ended December 31, 2021. In addition, a new gas rights agreement was negotiated which is not subordinated to any debt service and under which RIN royalty payments would be made on a monthly basis going forward. As part of the settlement, the Company and GFL Renewables LLC have also entered into a new 50/50 joint venture through the formation of Emerald RNG LLC and Sapphire RNG LLC and this joint venture is planning to convert an existing electric facility into an RNG facility and build a new RNG facility, respectively.

On June 26, 2020, Richmond Energy LLC (“Richmond”) declared a Force Majeure event under its Power Purchase Agreement with Old Dominion Electric Cooperative (“ODEC”), dated as of November 3, 2010 (the “PPA”). The Force Majeure declaration stated that inspections of its Old Dominion landfill gas-to-electric facility (the “OD Facility”) under a scheduled maintenance outage revealed extensive damage to the engine generator sets. Richmond is currently undertaking significant capital expenditures, in cooperation with the landfill owner, to prepare the OD Facility to restart during calendar year 2022. On January 7, 2022, Richmond received an invoice and associated correspondence from ODEC asserting aggregated liquidated damages under the PPA for calendar years 2020 and 2021, reflecting the cover value of renewable energy certificates that would have been generated in those years, in the amount of $467,320.74. Richmond and ODEC entered into a settlement agreement whereby Richmond would pay ODEC the specified damages for calendar years 2020 and 2021, as well as those to be assessed for calendar year 2022 (“Settlement Agreement”). On February 8, 2022, Richmond paid ODEC $467,320.74 pursuant to the Settlement Agreement; liquidated damages for calendar year 2022, if any, will be assessed by ODEC during the first quarter of 2023.

The Company is engaged in a dispute with a municipality relating to the proceeds from a Section 1603 Treasury grant. The municipality has filed a claim for one-half of the proceeds, plus interest. While it is not possible to determine the outcome at this time, the Company could be liable for an amount ranging from $0 to $1,500 in this proceeding.

Environmental Matters

The Company is subject to certain environmental laws and regulations. In March 2020, the Company received an enforcement letter from a governmental agency pertaining to emissions exceedances at one of the Company’s facilities. In May 2021, the Company settled the issues raised in the enforcement letter via consent decree. The settlement includes a penalty of $750 payable in three installments over two years and requires the Company to install a sulfur treatment system. In December 2021, the consent decree was formally entered by the court and the Company recorded $325 to accrued expenses and other current liabilities and $325 as a component of other long term liabilities in the consolidated balance sheet. The Company believes its other operations comply, in all material respects, with applicable environmental laws and regulations.

Independent Auditor’s Report

Board of Directors and Members of Beacon RNG LLC

Beacon RNG LLC

White Plains, NY

Opinion

We have audited the consolidated financial statements of Beacon RNG LLC and its subsidiaries (the Company), which comprise the consolidated balance sheets as of April 30, 2021, December 31, 2020 and December 31, 2019, and the related consolidated statement of operations, changes in members’ equity, and cash flows for the four-month period ended April 30, 2021 and for the year ended December 31, 2020 and for the period from March 11, 2019 (Inception) through December 31, 2019, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of April 30, 2021 and as of December 31, 2020 and December 31, 2019 and the results of its operations and its cash flows for the four-month period ended April 30, 2021 and for the year ended December 31, 2020 and for the period from March 11, 2019 (Inception) through December 31, 2019 in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter — Related Parties

As discussed in Note 7 “Ownership and Related Parties” to the consolidated financial statements, the Company has entered into significant transactions with Fortistar Beacon LLC, its managing member. Our opinion is not modified with respect to this matter.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued or available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ BDO USA, LLP

Stamford, Connecticut

April 15, 2022

BEACON RNG LLC

CONSOLIDATED BALANCE SHEETS

(In thousands of dollars)

As of
April 30,
2021
Assets
Current Assets:
Cash	$1,874
Accounts receivable and accrued revenues	238
Prepaid Expense and other current assets	390
Total current assets	2,502
Property and equipment, net	56,119
Restricted cash	1,208
Capital spares	166
Total assets	$59,995
Liabilities and Members’ Equity
Current liabilities:
Accounts payable and accrued expenses	$1,805
Accrued royalties	4,196
Total current liabilities	6,001
Asset retirement obligation	279
Total liabilities	6,280
Commitments and Contingencies (Note 8)
Members’ equity:
Members’ capital	50,487
Retained Earnings	3,228
Total members’ equity	53,715
Total liabilities and members’ equity	$59,995

The accompanying notes are an integral part of these consolidated financial statements.

BEACON RNG LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of dollars)

Four Months
Ended
April 30,
2021
Operating revenue
Renewable gas sales	$1,137
RIN sales	12,101
Transportation sales	74
Total operating revenue	13,312
Operating expenses
Operations	5,937
Repairs and maintenance	460
Environmental credit processing services	1,134
General and administrative	317
Depreciation	1,049
Asset retirement obligation accretion	11
Insurance	139
Total operating expenses	9,047
Other income
Other	1,134
Net Income	$5,399

The accompanying notes are an integral part of these consolidated financial statements.

BEACON RNG LLC

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY

(In thousands of dollars)

	ARCC	Fortistar
	Beacon LLC	Beacon LLC	Total
Balance, December 31, 2020	$32,208	$25,573	$57,781
Distributions	(5,770)	(3,695)	(9,465)
Net Income	3,008	2,391	5,399
Balance, April 30, 2021	$29,446	$24,269	$53,715

The accompanying notes are an integral part of these consolidated financial statements.

BEACON RNG LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of dollars)

Four Months
Ended
April 30,
2021
Cash flows from operating activities:
Net Income	$5,399
Adjustments to reconcile net income to net cash provided by operations:
Depreciation	1,049
Accretion of asset retirement obligation	11
Change in assets and liabilities:
Accounts receivable and accrued revenues	16
Prepaid expense and other current assets	(71)
Accounts payable and accrued expenses	676
Accrued royalties	2,929
Net cash provided by operating activities	10,009
Cash flows from investing activities:
Purchase of plant and equipment	(346)
Purchase of capital spares inventory	(99)
Net Cash used in investing activities	(445)
Cash flows from financing activities:
Distributions to members	(9,465)
Net cash used in financing activities	(9,465)
Net increase in cash and restricted cash	99
Cash and restricted cash, beginning of period	2,983
Cash and restricted cash, end of period	$3,082

The accompanying notes are an integral part of these consolidated financial statements.

BEACON RNG LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of dollars)

1.	Organization and Business

Beacon RNG LLC (the “Company”) was formed in January 2019 as a Delaware limited liability company. The Company owns two facilities in Pennsylvania that convert methane gas extracted from landfills to renewable natural gas (“RNG”) and then sells the RNG. The Company acquired the two facilities on March 11, 2019. Along with the two facilities, the Company acquired landfill gas rights, a gas sales agreement, and other agreements. The Company’s managing member is Fortistar Beacon LLC (“Managing Member”).

2.	Summary of Significant Accounting Policies

Principles of Consolidation and Presentation

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) and include the accounts of the Company and all other entities in which the Company has a controlling financial interest: Beacon RNG Acquisition LLC, Beacon Landfill Gas Holdings, LLC (“BLGH”), Greentree Landfill Gas Company, LLC (“Greentree”), and Imperial Landfill Gas Company, LLC (“Imperial”). Each RNG facility is owned by a separate limited liability company that is an indirect, wholly owned subsidiary of the Company. The Company’s consolidated financial statements include the assets and liabilities of these subsidiaries. All material intercompany transactions and balances have been eliminated in consolidation.

Risks and Uncertainties

In March 2020, the World Health Organization classified the Coronavirus Disease 2019 (“COVID-19”) a pandemic, and the President declared the COVID-19 outbreak a national emergency. Management considered the impact of COVID-19 on the assumptions and estimates used and determined that, because the Company was deemed to be an essential business by the U.S. government and incurred neither layoffs of personnel nor a decline in its customer base or business operations, there was no material adverse impact on the Company’s statement of position and results of operations for the four months ended April 30, 2021.

The future impact of the COVID-19 pandemic on the Company’s business will depend upon a number of factors, including, but no limited to, the duration and severity of the pandemic and its impact on the Company’s customers, all of which are uncertain and cannot be predicted. As of the date of the issuance of these financial statements, the extent to which the COVID-19 pandemic may impact the Company’s financial condition, liquidity, or results of operations is uncertain.

Cash

The Company periodically maintains cash in bank accounts more than the established limits insured by the Federal Deposit Insurance Corporation.

Restricted Cash

The Company’s restricted cash as of April 30, 2021 was $1.2 million. This certificate of deposit serves as collateral for a letter of credit issued by a financial institution on behalf of the Company. The letter of credit provides credit support for the Company relating to a gas transportation contract.

BEACON RNG LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of dollars)

2.	Summary of Significant Accounting Policies (cont.)

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable represent unconditional amounts due from the sale of RNG, gas transportation, and renewable identification numbers (“RINs”) and are recorded at the invoiced amount. The Company performs ongoing credit evaluations of its customers’ financial condition. The Company’s allowance for doubtful accounts was zero at April 30, 2021.

Capital Spares

Capital spares consist primarily of replacement parts and components for the RNG facilities. These parts, which are vital to the continued operation of the facilities, are maintained on hand for emergency replacement. Capital spares are recorded at cost and expensed when placed into service as part of a routine maintenance project or capitalized when part of a plant improvement project.

Plant and Equipment

Plant and equipment are recorded at cost, except for the portion related to the acquisition and the asset retirement obligations, which are recorded at estimated fair value at the time of the acquisition. Direct costs incurred related to the construction of assets and renewals and betterments that materially extend the life of the assets are capitalized. Equipment overhauls and maintenance and repairs are expensed when incurred. Depreciation of property and equipment is computed using the straight-line method over the expected useful life of the asset. The estimated service lives of property and equipment is ten and twenty years. When plant and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation or amortization is removed, and a gain or loss is recognized in the consolidated statements of operations.

Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses are costs related to the Company, which are due to vendors, for goods or services received or incurred as of April 30, 2021.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are impaired, the impairment to be recognized is measured by the amount that the carrying amounts of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less selling costs. There was no impairment for the period ended April 30, 2021.

Asset Retirement Obligation

The Company accounts for asset retirement obligations (“ARO”) in accordance with ASC 410, “Asset Retirement and Environmental Obligations,” that requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and when a reasonable estimate of fair value can be made. The fair value of the estimated ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depreciated over the estimated life of the RNG facility. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to operations in the period. Revisions, if any, to the estimated timing of cash flows or to the original estimated undiscounted cost, if any, also result in an increase or decrease to the ARO and the related asset. Actual costs incurred upon settlement of the ARO will be charged against the ARO to the extent of the liability recorded. Any difference between the actual costs incurred upon settlement of the ARO and the recorded liability is recognized as a gain or loss in the Company’s earnings in the period in which the settlement occurs.

BEACON RNG LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of dollars)

2.	Summary of Significant Accounting Policies (cont.)

At April 30, 2021, the Company estimated the value of its total asset retirement obligations to be $279 based on a projected future liability of $2,095. Changes in the asset retirement obligations were as follows for the periods ended April 30, 2021:

April 30,
2021
Beginning balance	$268
Accretion expense	11
Ending balance	$279

Revenue Recognition

During the period March 11, 2019 (inception) through August 31, 2020, RNG and environmental renewable identification numbers (“RIN”) sales were contracted with a third-party gas marketer. The two performance obligations of this contract were: (1) the Company delivered RNG produced from Greentree and Imperial to the gas marketer at certain specified locations, and (2) the gas marketer generated RINs from RNG produced from Greentree. The gas marketer accepted the RNG and was obligated to pay a certain fixed contract amount per unit of RNG delivered. RNG sales revenue was recorded by the Company at the point in time of delivery of RNG, which was simultaneous with the RNG production. In addition, the gas marketer paid the Company a portion of proceeds from the sale of RINs. Such RIN sales typically occurred several months after the RNG delivery and, so, the market value of such RIN sales varied. Accordingly, the Company recognized the RIN sales portion of revenue at the point in time when the gas marketer sold the RINs and advised the Company of the RINs sale price.

In June 2020, the Company contracted with Trustar Energy LLC (“Trustar”), a related party, to generate and market RINs from RNG produced by Company. The contract term is September 1, 2020, through October 31, 2030. Upon generation of environmental credits, the Company pays Trustar for environmental credit processing services in the form of non-cash RINs. The Company’s policy is to account for RINs as government incentives and, therefore, it does not allocate costs to the credits it generates. Accordingly, the Company does not capitalize these costs in inventory. In accordance with ASC 610-20, the Company accounts for its payment to Trustar as a transfer of non-financial assets. The Company expenses the costs of services provided by Trustar to environmental credit processing services in the consolidated statements of operations and, in addition, records an offsetting gain on the transfer of these RINs to other income.

The Company sells RIN credits to third parties that utilize these credits in order to comply with federal and state requirements. In accordance with ASC 606, revenue is recognized on these credits when there is an agreement in place to monetize the credits at the point in time when the credits are transferred to the third party.

The Company has agreements with two natural gas producers (“Producers”) to transport Producers’ natural gas using the Company’s RNG gathering system. The performance obligation is the delivery of Producers’ natural gas to an agreed upon delivery point on an interstate gas pipeline. The quantity of natural gas transported for the Producers is measured at a certain specified meter. The price is fixed at contracted rates and the Producers pay approximately 30 days after month-end. As such, transportation sales are recognized over time, using the output method to measure progress.

BEACON RNG LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of dollars)

2.	Summary of Significant Accounting Policies (cont.)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the Unites States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Recurring Fair Value Measurements

The Company has cash, accounts receivable, and accounts payable for which the carrying value approximates fair value due to the short-term nature of these instruments.

Income Taxes

The Company and its subsidiaries are disregarded entities for federal income tax purposes and for certain states. As such, income taxes have not been provided for in the accompanying financial statements because income taxes are the responsibility of the partners.

Concentrations

For the four months ended April 30, 2021, one customer accounted for 92% of revenue. There were no individual customers which accounted for more than 10% of total Account Receivable as of April 30, 2021.

For the four months ended April 30, 2021, no vendors accounted for more than 10% of overall purchases.

Six vendors accounted for 84% of the accounts payable and accrued expenses balance as of April 30, 2021.

The Company deposits its cash in high credit quality financial institutions located in the United States of America. Deposits with one financial institution exceeded federally insured limits as of April 30, 2021.

3.	Company Operations

RNG and RIN Sales Agreement

In September 2020, the Company commenced an arrangement with a gas marketer to sell only RNG. Under this arrangement, RNG is sold at the pipeline index price, less a fixed per MMBtu fee. In June 2020, the Company contracted with (“TruStar”), a related party, to generate and market RINs from RNG produced by Company starting with September 2020 operations. During April 2021, RNG and the share received from the gas marketer’s RIN sales under the new agreements were $1,137 for RNG sales and $12,101 for RIN sales.

During the four months ended April 30, 2021, the Company recorded $1,134 of environmental credit processing services to operating expenses and an offsetting gain on non-monetary RINs transferred to TruStar in payment for these services to other income within the statements of operations.

BEACON RNG LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of dollars)

3.	Company Operations (cont.)

Gas Transportation Sales Agreement

The Company has agreements to transport counter-parties’ gas using the Company’s RNG gathering system and interconnection with an interstate pipeline for fixed fees per MMBtu. The agreements expire in 2020 and 2024 and have automatic extensions, month-to-month, unless terminated by either party. The Company uses some of this gas to support its operations. Transportation sales under these agreements for the four months ending April 30, 2021 was $74.

Landfill Gas Rights

The Company has two agreements with landfill owners whereby the Company obtains rights to the landfill gas in exchange for an amount per MMBtu of gas delivered at Imperial and a royalty based on the percentage of net RNG revenue at Greentree. Please see legal matters below for more information.

The Company has accrued $4,196 for these royalties as of April 30, 2021 which are included in the consolidated balance sheet. The Company has expensed $3,500 for these royalties as of April 30, 2021 which are included in the consolidated statements of operations under “Operations”.

Gas Transportation Fee

During the period ending April 30, 2021, the Company had seven agreements with the gas pipeline to transport RNG and blending gas at regulated tariff rates. Most of these contracts were year-to-year with 6 – to – 12-month termination notice provisions. Of the seven contracts remaining, three contracts were terminated in Q3 2021, two were extended until 2024 but with a reduction in contracted volumes starting in 2021, one contract’s term ends in 2032, and one contract’s term is indefinite.

Operations and Maintenance Agreements

The Company has two operations and maintenance agreements with third-party providers who provide operating services at the two facilities. These agreements were terminated July 2021 and work was moved in house. For the four months ended April 30, 2021, costs related to these contracts were $601 and are recorded in the consolidated statements of operations under “Operations”.

4.	Plant and Equipment

Plant and equipment consisted of the following:

April
2021
Equipment	$52,048
H2S removal system	5,117
Wellfield	1,921
Pipeline	1,828
Building	839
Greentree membranes	301
Asset retirement cost	217
Plant and equipment, gross	62,271
Less: accumulated depreciation	(6,530)
Construction-in-progress	378
Plant and equipment, net	$56,119

BEACON RNG LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of dollars)

4.	Plant and Equipment (cont.)

At April 30, 2021, construction in progress consisted of costs related to the thermal oxidizer. The project was completed in December of 2021. Depreciation expense on plant and equipment for the period ending April 30, 2021 was $1,049.

5.	Ownership and Related Parties

The Company is owned 55.74% by ARCC Beacon LLC and 44.26% by the managing member Fortistar Beacon LLC. Distributions to the owners are made pro rata until such time as the owners have received both a threshold internal rate of return and a multiple of invested capital, after which time the Managing Member receives a priority distribution of 25% of distributable cash. On May 1 2021, the managing member purchased all the interest in the company. Please see subsequent events for more information.

The Company compensates and reimburses the Managing Member for all expenses actually and reasonably incurred by the Managing Member in connection with the management of the Company or its subsidiaries, with certain limits on management time charges (“Management Costs”). For the period ended April 30, 2021, the Company incurred $262 of Management Costs of which $218 was expensed in operations and $44 was capitalized in plant and equipment.

In June 2020, the Company contracted with (“TruStar”), a related party, to generate and market RINs from RNG produced by Company. The contract term is September 1, 2020, through October 31, 2030. Upon generation of environmental credits, the Company pays TruStar for environmental credit processing services in the form of non-cash RINs. The Company’s policy is to account for RINs as government incentives and, therefore, it does not allocate costs to the credits it generates. Accordingly, the Company does not capitalize these costs in inventory. In accordance with ASC 610-20, the Company accounts for its payment to TruStar as a transfer of non-financial assets. The Company expenses the costs of services provided by TruStar to environmental credit processing services in the consolidated statements of operations and, in addition, records an offsetting gain on the transfer of these RINs to other income.

6.	Commitment and Contingencies

Legal Matters

On December 10, 2021, the Company entered into a settlement agreement with the landfill owner of one of the Company’s RNG projects involving the timing of RIN royalty payments amounting to $10,951 as of October 31, 2021. As part of this agreement, the Company agreed to pay the accrued and outstanding balance of royalty payments of $10,951 to the landfill owners and the landfill owner reimbursed the Company $6,253 as a reimbursement towards costs the Company previously incurred to purchase equipment at the landfill site. The Company recorded $4,740 as a reduction of the Property, plant and equipment which represents the net book value of the equipment and $1,513 as a reduction of Selling, general and administrative expenses in the consolidated statements of operations for the year ended December 31, 2021. In addition, a new gas rights agreement was negotiated which is not subordinated to any debt service and under which RIN royalty payments would be made on a monthly basis going forward. As part of the settlement, the Company and GFL Renewables LLC have also entered into a new 50/50 joint venture through the formation of Emerald RNG LLC and Sapphire RNG LLC and this joint venture is planning to convert an existing electric facility into an RNG facility and build a new RNG facility, respectively.

The Company is also involved in various claims arising in the normal course of business. Management believes that the outcome of these claims will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

BEACON RNG LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of dollars)

7.	Subsequent Events

Effective May 1, 2021, the Managing Member purchased all the interests in the Company that it did not already own for $50,000, which was paid with a note that matures in five years but is convertible to equity in an indirect parent of the Managing Member under certain circumstances.

Subsequent events were considered through April 15, 2022, the date on which the Company’s consolidated financial statements were available to be issued, for events requiring recording or disclosure in the consolidated financial statements for the four months ended April 30, 2021.

BEACON RNG LLC

CONSOLIDATED BALANCE SHEETS

(In thousands of dollars)

	As of December 31,
	2020	2019
Assets
Current Assets:
Cash	$1,641	$3,116
Accounts receivable and accrued revenues	256	1,110
Prepaid Expense and other current assets	319	189
Total current assets	2,216	4,415
Restricted cash	1,343	1,198
Capital spares	67	29
Plant and equipment, net	56,822	58,845
Total assets	$60,448	$64,487
Liabilities and Members’ Equity
Current liabilities:
Accounts payable and accrued expenses	$1,131	$1,356
Accounts payable – affiliate	—	25
Liability under gas sale agreements	—	1,829
Total current liabilities	1,131	3,210
Asset retirement obligation	268	239
Accrued royalties	1,268	259
Total liabilities	2,667	3,708
Members’ equity:
Members’ capital	59,952	61,878
Accumulated deficit	(2,171)	(1,099)
Total members’ equity	57,781	60,779
Total liabilities and members’ equity	$60,448	$64,487

The accompanying notes are an integral part of these consolidated financial statements.

BEACON RNG LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of dollars)

		Period from
		March 11, 2019
	Year Ended	(Inception) to
	December 31,	December 31,
	2020	2019

Operating revenue
Renewable gas sales	$9,522	$9,465
RIN sales	3,450	313
Transportation sales	238	302
Gas sales agreement liability reduction	1,829	2,286
Total operating revenue	15,039	12,366
Operating expenses
Operations	9,729	7,520
Repairs and maintenance	1,979	1,591
Environmental credit processing services	773	—
General and administrative	977	783
Depreciation	3,112	2,369
Asset retirement obligation accretion	29	22
Insurance	299	167
Acquisition costs	—	1,013
Total operating expenses	16,898	13,465
Other income
Interest income	14	—
Other	773	—
Net loss	$(1,072)	$(1,099)

The accompanying notes are an integral part of these consolidated financial statements.

BEACON RNG LLC

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY

(In thousands of dollars)

	ARCC	Fortistar
	Beacon LLC	Beacon LLC	Total

Balance, March 11, 2019 (inception)	$—	$—	$—
Contributions	35,000	27,791	62,791
Distributions	(509)	(404)	(913)
Net loss	(612)	(487)	(1,099)
Balance, December 31, 2019	33,879	26,900	60,779
Distributions	(1,074)	(852)	(1,926)
Net loss	(597)	(475)	(1,072)
Balance, December 31, 2020	$32,208	$25,573	$57,781

The accompanying notes are an integral part of these consolidated financial statements.

BEACON RNG LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of dollars)

		Period from
		March 11, 2019
	Year Ended	(Inception) to
	December 31,	December 31,
	2020	2019

Cash flows from operating activities:
Net loss	$(1,072)	$(1,099)
Adjustments to reconcile net loss to net cash provided by (used in) operations:
Depreciation	3,112	2,369
Accretion of asset retirement obligation	29	22
Gas sales agreement liability reduction	(1,829)	(2,286)
Change in assets and liabilities:
Accounts receivable and accrued revenues	854	152
Prepaid expense and other current assets	(130)	(188)
Accounts payable and accrued expenses	(225)	53
Accounts payable – affiliate	(25)	25
Accrued royalties	1,009	259
Net cash provided by (used in) operating activities	1,723	(693)
Cash flows from investing activities:
Purchase of plant and equipment	(1,089)	(4,361)
Cash paid for Beacon Landfill Gas Holdings LLC acquisition, net of cash
and restricted cash acquired	—	(52,481)
Purchase of capital spares inventory	(38)	(29)
Net Cash used in investing activities	(1,127)	(56,871)
Cash flows from financing activities:
Contributions from members	—	62,791
Distributions to members	(1,926)	(913)
Net cash (used in) provided by financing activities	(1,926)	61,878
Net (decrease) increase in cash and restricted cash	(1,330)	4,314
Cash and restricted cash, beginning of period	4,314	—
Cash and restricted cash, end of period	$2,984	$4,314

The accompanying notes are an integral part of these consolidated financial statements.

BEACON RNG LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of dollars)

1.	Organization and Business

Beacon RNG LLC (the “Company”) was formed in January 2019 as a Delaware limited liability company. The Company owns two facilities in Pennsylvania that convert methane gas extracted from landfills to renewable natural gas (“RNG”) and then sells the RNG. The Company acquired the two facilities on March 11, 2019 (see Note 3). Along with the two facilities, the Company acquired landfill gas rights, a gas sales agreement, and other agreements. Prior to August 31, 2020, substantially all the Company’s revenues were generated from one customer contract (see Note 4). The Company’s managing member is Fortistar Beacon LLC (“Managing Member”).

2.	Summary of Significant Accounting Policies

Principles of Consolidation and Presentation

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) and include the accounts of the Company and all other entities in which the Company has a controlling financial interest: Beacon RNG Acquisition LLC, Beacon Landfill Gas Holdings, LLC (“BLGH”), Greentree Landfill Gas Company, LLC (“Greentree”), and Imperial Landfill Gas Company, LLC (“Imperial”). Each RNG facility is owned by a separate limited liability company that is an indirect, wholly owned subsidiary of the Company. The Company’s consolidated financial statements include the assets and liabilities of these subsidiaries. All material intercompany transactions and balances have been eliminated in consolidation. In accordance with Accounting Standards Codification (“ASC”) 805, the Company’s consolidated financial statements reflect the activities of the Company and its subsidiaries for the year ended December 31, 2020 and the period from March 11, 2019 (inception) to December 31, 2019.

Risks and Uncertainties

In March 2020, the World Health Organization classified the Coronavirus Disease 2019 (“COVID-19”) a pandemic, and the President declared the COVID-19 outbreak a national emergency. Management considered the impact of COVID-19 on the assumptions and estimates used and determined that, because the Company was deemed to be an essential business by the U.S. government and incurred neither layoffs of personnel nor a decline in its customer base or business operations, there was no material adverse impact on the Company’s statement of position and results of operations as of, and for the year ended, December 31, 2020.

The future impact of the COVID-19 pandemic on the Company’s business will depend upon a number of factors, including, but no limited to, the duration and severity of the pandemic and its impact on the Company’s customers, all of which are uncertain and cannot be predicted. As of the date of the issuance of these financial statements, the extent to which the COVID-19 pandemic may impact the Company’s financial condition, liquidity, or results of operations is uncertain.

Cash

The Company periodically maintains cash in bank accounts more than the established limits insured by the Federal Deposit Insurance Corporation.

Restricted Cash

The Company’s restricted cash includes a $1.2 million certificate of deposit which serves as collateral for a letter of credit issued by a financial institution on behalf of the Company. The letter of credit provides credit support for the Company relating to a gas transportation contract.

BEACON RNG LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of dollars)

2.	Summary of Significant Accounting Policies (cont.)

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable represent unconditional amounts due from the sale of RNG, gas transportation, and renewable identification numbers (“RINs”) and are recorded at the invoiced amount. The Company performs ongoing credit evaluations of its customers’ financial condition. The Company’s allowance for doubtful accounts was zero at December 31, 2020 and 2019.

Capital Spares

Capital spares consist primarily of replacement parts and components for the RNG facilities. These parts, which are vital to the continued operation of the facilities, are maintained on hand for emergency replacement. Capital spares are recorded at cost and expensed when placed into service as part of a routine maintenance project or capitalized when part of a plant improvement project.

Plant and Equipment

Plant and equipment are recorded at cost, except for the portion related to the acquisition and the asset retirement obligations, which are recorded at estimated fair value at the time of the acquisition. Direct costs incurred related to the construction of assets and renewals and betterments that materially extend the life of the assets are capitalized. Equipment overhauls and maintenance and repairs are expensed when incurred. Depreciation of property and equipment is computed using the straight-line method over the expected useful life of the asset. The estimated service lives of property and equipment is ten and twenty years. When plant and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation or amortization is removed, and a gain or loss is recognized in the consolidated statements of operations.

Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses are costs related to the Company, which are due to vendors, for goods or services received or incurred as of December 31, 2020 and 2019.

Liability Under Gas Sales Agreement

The liability under gas sales agreement is related to a gas sales agreement, obtained at acquisition of the RNG facilities, pursuant to which the Company sells RNG. This intangible liability was amortized using the straight-line method over an 18-month contract period and was fully amortized as of December 31, 2020. Amortization related to this intangible liability is included in gas sales agreement liability reduction in the consolidated statements of operations.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are impaired, the impairment to be recognized is measured by the amount that the carrying amounts of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less selling costs. There was no impairment for the year ended December 31, 2020 and for the period from March 11, 2019 (inception) to December 31, 2019.

Asset Retirement Obligation

The Company accounts for asset retirement obligations (“ARO”) in accordance with ASC 410, “Asset Retirement and Environmental Obligations,” that requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and when a reasonable estimate of fair value can be made. The fair value of the estimated ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depreciated over the estimated life of the RNG facility. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to operations in the period. Revisions, if any, to the estimated timing of cash flows or to the original estimated undiscounted cost, if any, also result in an increase or decrease to the ARO and the related asset. Actual costs incurred upon settlement of the ARO will be charged against the ARO to the extent of the liability recorded. Any difference between the actual costs incurred upon settlement of the ARO and the recorded liability is recognized as a gain or loss in the Company’s earnings in the period in which the settlement occurs.

BEACON RNG LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of dollars)

2.	Summary of Significant Accounting Policies (cont.)

At December 31, 2020 and 2019, the Company estimated the value of its total asset retirement obligations to be $268 and $239, respectively, based on a projected future liability of $2,095. Changes in the asset retirement obligations were as follows for the year ended December 31, 2020 and the period from March 11, 2019 (inception) to December 31, 2019:

	2020	2019
Beginning balance	$239	$217
Accretion expense	29	22
Ending balance	$268	$239

Revenue Recognition

The Company adopted ASU 2014-19, “Revenue from Contracts with Customers” as of the beginning of the 2019 period. During the period March 11, 2019 (inception) through August 31, 2020, RNG and environmental renewable identification numbers (“RIN”) sales were contracted with a third-party gas marketer. The two performance obligations of this contract were: (1) the Company delivered RNG produced from Greentree and Imperial to the gas marketer at certain specified locations, and (2) the gas marketer generated RINs from RNG produced from Greentree. The gas marketer accepted the RNG and was obligated to pay a certain fixed contract amount per unit of RNG delivered. RNG sales revenue was recorded by the Company at the point in time of delivery of RNG, which was simultaneous with the RNG production. In addition, the gas marketer paid the Company a portion of proceeds from the sale of RINs. Such RIN sales typically occurred several months after the RNG delivery and, so, the market value of such RIN sales varied. Accordingly, the Company recognized the RIN sales portion of revenue at the point in time when the gas marketer sold the RINs and advised the Company of the RINs sale price.

In June 2020, the Company contracted with TruStar Energy LLC (“TruStar”), a related party, to generate and market RINs from RNG produced by Company. The contract term is September 1, 2020 through October 31, 2030. Upon generation of environmental credits, the Company pays TruStar for environmental credit processing services in the form of non-cash RINs. The Company’s policy is to account for RINs as government incentives and, therefore, it does not allocate costs to the credits it generates. Accordingly, the Company does not capitalize these costs in inventory. In accordance with ASC 610-20, the Company accounts for its payment to TruStar as a transfer of non-financial assets. The Company expenses the costs of services provided by TruStar to environmental credit processing services in the consolidated statements of operations and, in addition, records an offsetting gain on the transfer of these RINs to other income.

The Company sells RIN credits to third parties that utilize these credits in order to comply with federal and state requirements. In accordance with ASC 606, revenue is recognized on these credits when there is an agreement in place to monetize the credits at the point in time when the credits are transferred to the third party.

The Company has agreements with two natural gas producers (“Producers”) to transport Producers’ natural gas using the Company’s RNG gathering system. The performance obligation is the delivery of Producers’ natural gas to an agreed upon delivery point on an interstate gas pipeline. The quantity of natural gas transported for the Producers is measured at a certain specified meter. The price is fixed at contracted rates and the Producers pay approximately 30 days after month-end. As such, transportation sales are recognized over time, using the output method to measure progress.

BEACON RNG LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of dollars)

2.	Summary of Significant Accounting Policies (cont.)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the Unites States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Business Combination

The Company accounts for business combinations in accordance with ASC 805, “Business Combinations.” ASC 805 requires business combinations to be accounted for using the acquisition method of accounting and includes specific criteria for recording intangible assets separate from goodwill. Results of operations of acquired businesses are included in the Company’s consolidated financial statements from the effective date of acquisition. Net assets of the acquired company are recorded at their fair value at the date of acquisition. Fair value adjustments after the acquisition date, that are not measurement period adjustments, are recognized in earnings.

Recurring Fair Value Measurements

The Company has cash, accounts receivable, and accounts payable for which the carrying value approximates fair value due to the short-term nature of these instruments.

Income Taxes

The Company and its subsidiaries are disregarded entities for federal income tax purposes and for certain states. As such, income taxes have not been provided for in the accompanying financial statements because income taxes are the responsibility of the partners.

Concentrations

For the year ended December 31, 2020, two customers accounted for 95% of revenue. For the period from March 11, 2019 (inception) to December 31, 2019, one customer accounted for 97% of revenue. As of December 31, 2020, one customer accounted for 89% of the accounts receivable balance. As of December 31, 2019, three customers accounted for 96% of the accounts receivable balance.

For the years ended December 31, 2020 and 2019, no vendors accounted for more than 10% of overall purchases. As of December 31, 2020, two vendors accounted for 24% of the accounts payable and accrued expenses balance. As of December 31, 2019, three vendors accounted for 36% of the accounts payable and accrued expenses balance.

The Company deposits its cash in high credit quality financial institutions located in the United States of America. Deposits with one financial institution exceeded federally insured limits as of December 31, 2020 and 2019, respectively.

Reclassifications

Certain prior year amounts have been reclassified to conform to current year presentation.

3.	Acquisition

On March 11, 2019, the Company acquired BLGH, owner of the Greentree and Imperial facilities. Pursuant to a purchase and sale agreement, the Company purchased 100% of the equity interests in BLGH, for a $53,111 net cash payment. This included an initial cash payment of $53,948 on March 11, 2019 less a $837 working capital true-up payment from the seller on June 20, 2019.

BEACON RNG LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of dollars)

3.	Acquisition (cont.)

The purchase price allocation was performed in accordance with ASC 805 Business Combinations. The assets acquired and the liabilities assumed were:

Estimated fair value of assets acquired:
Cash	$618
Receivables	1,262
Property, plant and equipment	56,853
Restricted cash	12
Total assets acquired	58,745
Estimated fair value of liabilities assumed or incurred:
Payables	1,302
Asset retirement obligation	217
Gas sales agreement	4,115
Total liabilities assumed or incurred	5,634
Purchase price	$53,111

The allocations of purchase price to the assets acquired and liabilities assumed or incurred in connection with the acquisition are based upon estimates of fair values as of the acquisition date. The Company incurred $1,013 of acquisition — related costs consisting of legal, accounting, due diligence, and other consulting and advisory services. These costs were expensed as incurred.

4.	Company Operations

RNG and RIN Sales Agreement

The Company had an agreement with a gas marketer to sell all RNG produced by the Company. Under this agreement, which expired on August 31, 2020, RNG was sold at a fixed price per million British Thermal Units (“MMBtu”) and the gas marketer’s associated RINs were sold at average monthly spot market prices. During 2020, RNG and the share received from the gas marketer’s RIN sales under this agreement was $9,910 compared to $9,778 for the period from March 11, 2019 (inception) to December 31, 2019.

In September 2020, the Company commenced an arrangement with another gas marketer to sell only RNG. Under this arrangement, RNG is sold at the pipeline index price, less a fixed per MMBtu fee.

During 2020, the Company recorded $773 of environmental credit processing services to operating expenses and an offsetting gain on non-monetary RINs transferred to TruStar in payment for these services to other income within the statements of operations.

Gas Transportation Sales Agreement

The Company has agreements to transport counter-parties’ gas using the Company’s RNG gathering system and interconnection with an interstate pipeline for fixed fees per MMBtu. The agreements expire in 2020 and 2024 and have automatic extensions, month-to-month, unless terminated by either party. The Company uses some of this gas to support its operations. Transportation sales under these agreements for the year ended December 31, 2020 and the period from March 11, 2019 to December 31, 2019 were $238 and $302, respectively.

BEACON RNG LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of dollars)

4.	Company Operations (cont.)

Landfill Gas Rights

The Company has two agreements with landfill owners whereby the Company obtains rights to the landfill gas in exchange for an amount per MMBtu of gas delivered at Imperial and a royalty based on the percentage of net RNG revenue at Greentree. In addition, royalties related to RINs at Greentree are deferred until the Company first receives a certain level of distributions from the two facilities. As a result, Greentree RIN royalties are projected to begin being paid in 2026.

The Company has accrued $1,268 and $259 for these royalties as of December 31, 2020 and 2019 which are included in operations in the consolidated statements of operations.

Gas Transportation Fee

During the period March 11, 2019 (inception) through December 31, 2019, the Company had eight agreements with the gas pipeline to transport RNG and blending gas at regulated tariff rates. Most of these contracts were year-to-year with 6 - to –12-month termination notice provisions. One contract was terminated effective August 31, 2020, and three others were terminated on various dates in 2021. Of the four contracts remaining, two were extended until 2024 but with a reduction in contracted volumes starting in 2021, one contract’s term ends in 2032, and one contract’s term is indefinite.

Operations and Maintenance Agreements

The Company has two operations and maintenance agreements with third-party providers who provide operating services at the two facilities. The agreements expire in 2027 and have an option for early termination. In 2020 and for the period March 11, 2019 (inception) to December 31, 2019, the costs related to these contracts were $2.1 million and $1.5 million, respectively, and are recorded in operations and repairs and maintenance in the consolidated statements of operations.

5.	Plant and Equipment

Plant and equipment consisted of the following at December 31:

	2020	2019
Equipment	$52,048	$52,048
H2S removal system	5,117	—
Wellfield	1,921	1,921
Pipeline	1,828	1,828
Building	839	839
Greentree membranes	301	—
Asset retirement cost	217	217
Plant and equipment, gross	62,271	56,853
Less: accumulated depreciation	(5,481)	(2,369)
Construction-in-progress	32	4,361
Plant and equipment, net	$56,822	$58,845

At December 31, 2019, construction in progress consisted of costs related to a hydrogen sulfide removal system. Additional costs totaling $756 were incurred at the beginning of 2020 for the hydrogen sulfide removal system and the Company placed this asset, which had a total cost of $5.1 million, into service in February 2020. Depreciation expense on plant and equipment for 2020 and the period from March 11, 2019 (inception) to December 31, 2019 was $3,112 and $2,369, respectively.

BEACON RNG LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of dollars)

6.	Liability Under Gas Sales Agreement

The liability under gas sales agreement consisted of the following at December 31, 2020 and 2019:

	2020	2019
Gas Sales Agreement	$1,829	$4,115
Less: accumulated amortization	(1,829)	(2,286)
Liability under gas sales agreement, net	$—	$1,829

Amortization income for 2020 and the period from March 11, 2019 (inception) to December 31, 2019 was $1,829 and $2,286, respectively.

7.	Ownership and Related Parties

The Company is owned 55.74% by ARCC Beacon LLC and 44.26% by the managing member Fortistar Beacon LLC. Distributions to the owners are made pro rata until such time as the owners have received both a threshold internal rate of return and a multiple of invested capital, after which time the Managing Member receives a priority distribution of 25% of distributable cash.

The Company compensates and reimburses the Managing Member for all expenses actually and reasonably incurred by the Managing Member in connection with the management of the Company or its subsidiaries, with certain limits on management time charges (“Management Costs”). In 2020, the Company incurred $629 of Management Costs of which $612 was expensed in operations and $17 was capitalized in plant and equipment. In 2019, the Company incurred $1,364 of Management Costs of which $561 was expensed in operations, $450 was expensed for costs associated with the acquisition of the RNG facilities, and $353 was capitalized in plant and equipment. Of these amounts, zero and $25 were unpaid as of December 31, 2020 and 2019, respectively, and are included in accounts payable — affiliate on the balance sheet.

In June 2020, the Company contracted with TruStar, a related party, to generate and market RINs from RNG produced by Company. The contract term is September 1, 2020 through October 31, 2030.

8.	Commitment and Contingencies

Legal Matters

The landfill owner of one of the Company’s RNG projects has disputed the Company’s interpretation of contracts governing the timing of payment of RIN royalties. The Company records a royalty expense accrual at the time RINs are sold and maintains that payment of these royalties is subordinated to the Company receiving a series of payments due the Company as part of its March 2019 acquisition of the Greentree and Imperial RNG projects. On April 9, 2021, the landfill owner filed an arbitration demand against the Company to adjudicate this matter. While the outcome is not yet determinable, an unfavorable outcome may require the Company to pay royalties at a date earlier than 2026.

Prior to the acquisition, BLGH, along with numerous other parties, was named in a civil action in the alleged wrongful death of an employee of one of the landfills. The Company has been fully indemnified by EDF Renewables LFG Holdings, the prior owner, for this matter.

The Company is from time-to-time party to disputes and claims arising in the normal course of its business. Management does not believe that the resolution of such claims and disputes will have a material adverse effect on the Company’s financial position, results of operations or cash flows.

9.	Subsequent Events

Effective May 1, 2021, the Managing Member purchased all the interests in the Company that it did not already own for $50,000, which was paid with a note that matures in five years but is convertible to equity in an indirect parent of the Managing Member under certain circumstances.

Subsequent events were considered through October 11, 2021, the date on which the Company’s consolidated financial statements were available to be issued, for events requiring recording or disclosure in the consolidated financial statements for the year ended December 31, 2020.

FORM OF WARRANT AMENDMENT

AMENDMENT NO. 1 TO WARRANT AGREEMENT

This amendment (this “Amendment”) is made as of November __, 2022, by and between OPAL Fuels Inc., a Delaware corporation (the “Company”), and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent (the “Warrant Agent”), and constitutes an amendment to that certain Warrant Agreement, dated as of March 25, 2021 (the “Existing Warrant Agreement”), by and between the Company (as successor ArcLight Clean Transition Corp. II (“ACTC II”)) and the Warrant Agent. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings given to such terms in the Existing Warrant Agreement.

WHEREAS, on July 21, 2022, ACTC II domesticated as a Delaware corporation and changed its name to “Opal Fuels Inc.” and, on July 21, 2021, completed its business combination with OPAL Fuels LLC (the “Business Combination”):

WHEREAS, in accordance with Section 4.5 of the Existing Warrant Agreement, upon effectiveness of the Business Combination, the holders of the Warrants thereafter had the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Warrants and in lieu of Ordinary Shares of ACTC II immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, an Alternative Issuance (as defined in the Existing Warrant Agreement) in shares of Class A common stock, par value $0.0001 per share, of the Company (the “Class A common stock”);

WHEREAS, Section 9.8 of the Existing Warrant Agreement provides that the Company and the Warrant Agent may amend, subject to certain conditions provided therein, the Existing Warrant Agreement with the vote or written consent of the Registered Holders of 65% of the number of then outstanding Public Warrants and, solely with respect to any amendment to the terms of the Private Placement Warrants, 65% of the number of the then outstanding Private Placement Warrants;

WHEREAS, the Company desires to amend the Existing Warrant Agreement to provide the Company with the right to require the holders of the Warrants to exchange all of the outstanding Warrants for shares of Class A common stock, on the terms and subject to the conditions set forth herein; and

WHEREAS, in the exchange offer and consent solicitation undertaken by the Company pursuant to the Registration Statement on Form S-4 filed with the U.S. Securities and Exchange Commission, the Registered Holders of more than 65% of each of the then-outstanding Public Warrants and 65% of the then-outstanding Private Placement Warrants consented to and approved this Amendment.

NOW, THEREFORE, in consideration of the mutual agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree to amend the Existing Warrant Agreement as set forth herein.

1. Amendment of Existing Warrant Agreement. The Existing Warrant Agreement is hereby amended by adding:

(a) the new Section 6A thereto:

“6A Mandatory Exchange.

6A.1 The Business Combination. On July 21, 2022, the Company domesticated as a Delaware corporation and changed its name to “OPAL Fuels Inc.” and, on July 21, 2022, completed its business combination with OPAL Fuels LLC (the “Business Combination”). In accordance with Section 4.5 of this Agreement, upon effectiveness of the Business Combination, the holders of the Warrants thereafter had the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Warrants and in lieu of Ordinary Shares of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, an Alternative Issuance in shares of Class A common stock, par value $0.0001 per share, of OPAL Fuels Inc. (the “Class A common stock”).

6A.2 Company Election to Exchange. Notwithstanding any other provision in this Agreement to the contrary, all (and not less than all) of the outstanding Warrants may be exchanged, at the option of the Company, at any time while they are exercisable and prior to their expiration, at the office of the Warrant Agent, upon notice to the Registered Holders of the then-outstanding Warrants, as described in Section 6A.3 below, for shares of Class A common stock (or any Alternative Issuance pursuant to Section 4.5), at the exchange rate of 0.____ shares of Class A common stock (or any Alternative Issuance pursuant to Section 4.5) for each Warrant held by the holder thereof (the “Consideration”) (subject to equitable adjustment by the Company in the event of any stock splits, stock dividends, recapitalizations, or similar transaction with respect to the shares of Class A common stock). In lieu of issuing fractional shares, any holder of Warrants who would otherwise have been entitled to receive fractional shares as Consideration will, after aggregating all such fractional shares of such holder, be paid in cash (without interest) in an amount equal to such fractional part of a share multiplied by $[___].3

6A.3 Date Fixed for, and Notice of, Exchange. In the event that the Company elects to exchange all of the Warrants, the Company shall fix a date for the exchange (the “Exchange Date”). Notice of exchange shall be mailed by first class mail, postage prepaid, by the Company not less than 15 days prior to the Exchange Date to the Registered Holders at their last addresses as they shall appear on the registration books. Any notice mailed in the manner herein provided shall be conclusively presumed to have been duly given whether or not the Registered Holder received such notice. The Company will make a public announcement of its election following the mailing of such notice.

6A.4 Exercise After Notice of Exchange. The Warrants may be exercised, for cash (or on a “cashless basis” in accordance with clause (ii) subsection 3.3.1(c) of this Agreement, with an adjustment to the definition of “Sponsor Fair Market Value” to (A) correct such defined term to “Sponsor Exercise Fair Market Value” and (B) to substitute the date on which the notice of exchange is sent for the date on which the notice of exercise is sent) at any time after notice of exchange shall have been given by the Company pursuant to Section 6A.3 hereof and prior to the Exchange Date. On and after the Exchange Date, the Registered Holder of the Warrants shall have no further rights except to receive, upon surrender of the Warrants, the Consideration.

2. Miscellaneous Provisions.

2.1 Severability. This Amendment shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Amendment or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Amendment a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

2.2 Applicable Law. The validity, interpretation, and performance of this Amendment and of the Warrants shall be governed in all respects by the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. The Company hereby agrees that any action, proceeding, or claim against it arising out of or relating in any way to this Amendment shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. The Company hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.

[3]	This will be the last sale price of the Company’s Common Stock on the NASDAQ on the last trading day of the Offer Period (as defined in the Registration Statement on Form S-4 filed with the SEC on November 18, 2022).

2.3 Counterparts. This Amendment may be executed in any number of counterparts (which may include counterparts delivered by any standard form of telecommunication) and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. The words “execution,” “signed,” “signature,” and words of like import in this Amendment or in any other certificate, agreement, or document related to this Amendment, if any, shall include images of manually executed signatures transmitted by facsimile or other electronic format (including, without limitation, “pdf,” “tif,” or “jpg”) and other electronic signatures (including, without limitation, DocuSign and AdobeSign). The use of electronic signatures and electronic records (including, without limitation, any contract or other record created, generated, sent, communicated, received, or stored by electronic means) shall be of the same legal effect, validity, and enforceability as a manually executed signature or use of a paper-based record-keeping system to the fullest extent permitted by applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, and any other applicable law, including, without limitation, any state law based on the Uniform Electronic Transactions Act or the Uniform Commercial Code.

2.4 Effect of Headings. The section headings herein are for convenience only and are not part of this Amendment and shall not affect the interpretation thereof.

2.5 Entire Agreement. The Existing Warrant Agreement, as modified by this Amendment, constitutes the entire understanding of the parties and supersedes all prior agreements, understandings, arrangements, promises, and commitments, whether written or oral, express, or implied, relating to the subject matter hereof, and all such prior agreements, understandings, arrangements, promises, and commitments are hereby canceled and terminated.

[Signature Pages Follow]

IN WITNESS WHEREOF, each of the parties has caused this Amendment to be duly executed as of the date first above written.

OPAL FUELS INC.

By:
Name:
Title:

CONTINENTAL STOCK TRANSFER & TRUST
COMPANY, as Warrant Agent

By:
Name:
Title:

OPAL FUELS INC.

Offer to Exchange Warrants to Acquire Shares of Class A Common Stock
of
OPAL Fuels Inc.
for
Shares of Class A Common Stock
of
OPAL Fuels Inc.
and
Consent Solicitation

PROSPECTUS

The Exchange Agent for the Offer and the Consent Solicitation is:

Continental Stock Transfer & Trust Company
Attn: Voluntary Corporate Actions
1 State Street, 30th Floor
New York, New York 10004

Any questions or requests for assistance may be directed to the dealer manager at the address and telephone number set forth below. Requests for additional copies of this Prospectus/Offer to Exchange and the Letter of Transmittal and Consent may be directed to the information agent. Beneficial owners may also contact their custodian for assistance concerning the Offer and Consent Solicitation.

The Information Agent for the Offer and Consent Solicitation is:

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, New York 10005
Banks and Brokers call: (212) 269-5550
Call Toll Free: (800) 549-6864
Email: opal@dfking.com

The Dealer Manager for the Offer and the Consent Solicitation is:

BofA Securities, Inc.
One Bryant Park
New York, New York 10036